08050228

PHH Corporation

PHH

Notice of 2008 Annual Meeting, Proxy Statement and 2007 Annual Report

Received SEC
MAY 2 2 2008
Washington, DC 20549

PROCESSED
JUN 0 3 2008
THOMSON REUTERS

FIVE YEAR HISTORICAL FINANCIAL TABLE

	Year Ended and As of December 31,				
	2007	2006	2005[1]	2004[2]	2003[3]
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 2,240	$ 2,288	$ 2,471	$ 2,397	$ 2,636
(Loss) income from continuing operations	$ (12)	$ (16)	$ 73	$ 94	$ 157
(Loss) income from discontinued operations, net of income taxes [4]	—	—	(1)	118	98
Cumulative effect of accounting change, net of income taxes	—	—	—	—	(35)
Net (loss) income	$ (12)	$ (16)	$ 72	$ 212	$ 220
Basic (loss) earnings per share:					
(Loss) income from continuing operations	$ (0.23)	$ (0.29)	$ 1.38	$ 1.79	$ 2.97
(Loss) income from discontinued operations	—	—	(0.02)	2.24	1.87
Cumulative effect of accounting change, net of income taxes	—	—	—	—	(0.67)
Net (loss) income	$ (0.23)	$ (0.29)	$ 1.36	$ 4.03	$ 4.17
Diluted (loss) earnings per share:					
(Loss) income from continuing operations	$ (0.23)	$ (0.29)	$ 1.36	$ 1.77	$ 2.95
(Loss) income from discontinued operations	—	—	(0.02)	2.22	1.85
Cumulative effect of accounting change, net of income taxes	—	—	—	—	(0.67)
Net (loss) income	$ (0.23)	$ (0.29)	$ 1.34	$ 3.99	$ 4.13
Cash dividends declared per share [5]	$ —	$ —	$ —	$ 2.66	$ 2.66
Consolidated Balance Sheets Data:					
Total assets	$ 9,357	$10,760	$ 9,965	$ 11,399	$11,641
Debt	6,279	7,647	6,744	6,504	6,829
Stockholders' equity	1,529	1,515	1,521	1,921	1,855

(1) Income from continuing operations and Net income for the year ended December 31, 2005 included pre-tax Spin-Off related expenses of $41 million. See Note 3, "Spin-Off from Cendant" in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 2007.

(2) During 2004, we acquired First Fleet Corporation, a national provider of fleet management services to companies that maintain private truck fleets.

(3) Income from continuing operations and Net income for the year ended December 31, 2003 included a pre-tax goodwill impairment charge of $102 million ($96 million net of income taxes). Also during 2003, we consolidated Bishop's Gate Residential Mortgage Trust pursuant to Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" and recognized the related cumulative effect of accounting change.

(4) (Loss) income from discontinued operations, net of income taxes includes the after-tax results of discontinued operations.

(5) Dividends declared during the years ended December 31, 2004 and 2003 were paid to our former parent, Cendant Corporation.

MARKET PRICE OF COMMON STOCK

Shares of our Common stock are listed on the New York Stock Exchange (the "NYSE") under the symbol "PHH". The following table sets forth the high and low sales prices for our Common stock as reported by the NYSE for the year ended December 31, 2007:

	Stock Price	
	High	Low
January 1, 2007 to March 31, 2007	31.50	27.25
April 1, 2007 to June 30, 2007	31.39	30.14
July 1, 2007 to September 30, 2007	31.52	22.51
October 1, 2007 to December 31, 2007	27.09	17.45

As of March 27, 2008, there were approximately 7,200 holders of record of our Common stock. As of that date, there were approximately 57,000 total holders of our Common stock including beneficial holders whose securities are held in the name of a registered clearing agency or its nominee.

PHH Corporation

PHH

April 29, 2008

Dear Fellow Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders for 2008 (the "Annual Meeting") of PHH Corporation (the "Company"), which will be held at the Company's offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, on June 11, 2008 at 10:00 a.m., eastern daylight time. Please note that directions to the meeting location are provided on the last page of the Proxy Statement.

At the Annual Meeting, stockholders will be asked to elect two Class III Directors to hold office until the Annual Meeting of Stockholders for 2011, to approve the issuance of the Company's common stock issuable upon conversion of the Company's 4.00% Convertible Senior Notes Due 2012 and certain convertible note hedge and warrant transactions in connection therewith, to ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008 and to transact such other business as may properly come before the meeting. The accompanying Notice of Annual Meeting and Proxy Statement describe in more detail the business to be conducted at the Annual Meeting and provide other information concerning the Company of which you should be aware when you vote your shares. Also enclosed is a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

Admission to the Annual Meeting will be by ticket only. If you are a registered stockholder planning to attend the meeting, please check the appropriate box on the proxy card and retain the bottom portion of the card as your admission ticket. If your shares are held through an intermediary, such as a bank or broker, please follow the instructions under the "About the Annual Meeting of Stockholders" section of the Proxy Statement to obtain a ticket.

Your participation in the Company's Annual Meeting is important, regardless of the number of shares you own. In order to ensure that your shares are represented at the Annual Meeting, whether you plan to attend or not, please vote in accordance with the enclosed instructions. As a stockholder of record, you can vote your shares by telephone, electronically via the Internet or by submitting the enclosed proxy card. If you vote using the proxy card, you must sign, date and mail the proxy card in the enclosed envelope. If you decide to attend the Annual Meeting and wish to modify your vote, you may revoke your proxy and vote in person at the meeting.

The Board of Directors appreciates your time and attention in reviewing the accompanying Proxy Statement. Thank you for your continued interest in PHH Corporation. We look forward to seeing you at the meeting.

Sincerely,

A. B. Krongard

A. B. Krongard
Non-Executive Chairman of the Board

Terence Edwards

Terence W. Edwards
President and Chief Executive Officer

PHH CORPORATION

3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS FOR 2008

To Be Held on June 11, 2008

To Our Stockholders:

The Annual Meeting of Stockholders of PHH Corporation (the "Company") for 2008 will be held at the Company's offices located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, on June 11, 2008 at 10:00 a.m., eastern daylight time (the "Annual Meeting"), to consider and vote upon the following matters:

1. To elect two Class III Directors to hold office until the Annual Meeting of Stockholders for 2010, and until their successors are duly elected and qualified;

2. To approve the issuance of (a) up to 12,195,125 shares of common stock, par value $0.01 per share, of PHH Corporation ("Common Stock") issuable upon conversion of the Company's 4.00% Convertible Senior Notes Due 2012 (the "Notes") previously issued, (b) up to 12,195,125 shares of Common Stock issuable pursuant to related convertible note hedge transactions that the Company entered into in connection with the issuance of the Notes, and (c) up to 12,195,125 shares of Common Stock issuable upon exercise of related warrants to acquire shares of Common Stock that the Company issued in connection with the convertible note hedge transactions;

3. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008; and

4. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on March 14, 2008 as the record date for the Annual Meeting. Only stockholders of record as of the record date are entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof.

By Order of the Board of Directors

William F. Brown
Senior Vice President, General Counsel and Secretary

April 29, 2008

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS FOR 2008 TO BE HELD ON JUNE 11, 2008.

THE PROXY STATEMENT FOR THE ANNUAL MEETING AND THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007, BOTH OF WHICH ARE PROVIDED HEREWITH, ARE ALSO AVAILABLE AT http://corporate.phh.com/phoenix.zhtml?c=187859&p=proxy

PLEASE VOTE YOUR SHARES IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY STATEMENT. IF VOTING USING THE ENCLOSED PROXY CARD, PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY IN THE ADDRESSED REPLY ENVELOPE WHICH IS FURNISHED FOR YOUR CONVENIENCE. THE ENVELOPE NEEDS NO POSTAGE IF MAILED WITHIN THE UNITED STATES.

PHH CORPORATION

3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 11, 2008

ABOUT THE ANNUAL MEETING OF STOCKHOLDERS

Who is soliciting my vote?

The Board of Directors of PHH Corporation, a Maryland corporation ("we," "our," "us," "PHH" or the "Company"), is soliciting your vote at our Annual Meeting of Stockholders for 2008, and any adjournment or postponement thereof (the "Annual Meeting"), to be held on the date at the time and place, and for the purposes set forth in the accompanying notice. This Proxy Statement and appendix, the accompanying notice of annual meeting, the enclosed proxy card and our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission ("SEC") on February 29, 2008 (the "2007 Annual Report") are being mailed to stockholders on or about May 2, 2008.

What is the purpose of the Annual Meeting?

At the Annual Meeting, stockholders will act on the matters outlined in the accompanying notice. The only matters scheduled to be acted upon at the Annual Meeting are (1) the Election of Directors (see page 8 of this Proxy Statement), (2) approval of the issuance of (a) up to 12,195,125 shares of common stock, par value $0.01 per share, of PHH Corporation ("Common Stock") issuable upon conversion of the Company's 4.00% Convertible Senior Notes Due 2012 (the "Notes") previously issued, (b) up to 12,195,125 shares of Common Stock issuable pursuant to related convertible note hedge transactions that the Company entered into in connection with the issuance of the Notes, and (c) up to 12,195,125 shares of Common Stock issuable upon exercise of related warrants to acquire shares of Common Stock that the Company issued in connection with the convertible note hedge transactions (see page 42 of this Proxy Statement) and (3) the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm (see page 44 of this Proxy Statement).

Who can attend the Annual Meeting?

Only stockholders of record as of March 14, 2008 (the "Record Date"), or their duly appointed proxies, may attend the Annual Meeting. Registration and seating will begin at 9:00 a.m. Stockholders will be asked to present valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting.

Please note that if you hold your shares in "street name" (that is, through a broker or other nominee), you must bring either a copy of the voting instruction card provided by your broker or nominee or a copy of a brokerage statement reflecting your stock ownership as of the record date and check in at the registration desk at the Annual Meeting.

A list of stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder for any purpose germane to the Annual Meeting beginning ten days prior to the Annual Meeting during ordinary business hours at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, the Company's principal place of business, and ending on the date of the Annual Meeting.

Do I need a ticket to attend the Annual Meeting?

Yes. Attendance at the Annual Meeting will be limited to stockholders as of the Record Date, their authorized representatives and our guests. Admission will be by ticket only. For registered stockholders, the bottom portion of the proxy card enclosed with the Proxy Statement is the Annual Meeting ticket. If you are a beneficial owner and hold your shares in "street name," or through an intermediary, such as a bank or broker, you should request tickets in writing from PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054, and include proof of ownership, such as a bank or brokerage firm account statement or letter from the broker, trustee, bank or nominee holding your stock, confirming your beneficial ownership. Stockholders who do not obtain tickets in advance may obtain them on the Annual Meeting date at the registration desk upon verifying their stock ownership as of the Record Date. In accordance with our security procedures, all persons attending the Annual Meeting must present a picture identification along with their admission ticket or proof of beneficial ownership in order to gain admission. Admission to the Annual Meeting will be expedited if tickets are obtained in advance. Tickets may be issued to others at our discretion.

How many votes do I have?

You will have one vote for every share of our Common Stock you owned on the Record Date.

How many votes can be cast by all stockholders?

54,136,732 votes may be cast at the Annual Meeting, representing one vote for each share of our Common Stock that was outstanding on the Record Date. There is no cumulative voting, and the holders of our Common Stock vote together as a single class.

How many votes must be present to hold the Annual Meeting?

A majority of the outstanding shares of our Common Stock entitled to vote at the Annual Meeting must be present, in person or by proxy, to constitute a quorum at the Annual Meeting. Stockholders of record who are present at the Annual Meeting, in person or by proxy, and who abstain from voting, including brokers holding customers' shares of record who cause abstentions to be recorded at the Annual Meeting, will be included in the number of stockholders present at the Annual Meeting for purposes of determining whether a quorum is present.

How many votes are required to elect Directors and adopt any other proposals?

Directors are elected by the affirmative vote of a plurality of the shares of our Common Stock cast at the Annual Meeting, in person or by proxy, and entitled to vote in the election of Directors. Under applicable Maryland law, in determining whether such nominees have received the requisite number of affirmative votes, abstentions and broker non-votes will not be counted and will have no effect on the outcome of the vote.

Approval of the issuance of Common Stock issuable upon conversion of the Notes, Note Hedges and Warrant Transactions requires an affirmative vote of the holders of a majority of all votes entitled to be cast on the proposal. Under applicable Maryland law, abstentions and broker non-votes will count for the purpose of determining whether a quorum is present at the meeting, but will not be counted as votes cast or shares voting on the proposal and will have the same effect as a vote against the proposal.

Approval of the ratification of the selection of our independent registered public accounting firm and generally all other matters that may come before the Annual Meeting require the affirmative vote of a majority of the shares of our Common Stock cast, in person or by proxy, and entitled to vote at the Annual Meeting. Under applicable Maryland law, in determining whether such proposals have received the requisite number of affirmative votes, abstentions and broker non-votes will not be counted and will have no effect on the outcome of the vote.

What is a broker non-vote?

Generally, a broker non-vote occurs when shares held by a nominee for a beneficial owner are not voted with respect to a particular proposal because (i) the nominee has not received voting instructions from the beneficial owner and (ii) the nominee lacks discretionary voting power to vote such shares. Under the rules of the New York Stock Exchange, Inc. (the "NYSE"), a nominee does not have discretionary voting power with respect to "non-routine" matters.

How do I vote?

You can vote in person or by valid proxy received by telephone, via the Internet or by mail. If voting by mail, you must:

- indicate your instructions on the proxy;
- date and sign the proxy;
- mail the proxy promptly in the enclosed envelope; and
- allow sufficient time for the proxy to be received before the date of the Annual Meeting.

Alternatively, in lieu of returning signed proxy cards, our stockholders of record can vote their shares by telephone or via the Internet. If you are a registered stockholder (that is, if you hold your stock in certificate form), you may vote by telephone or electronically through the Internet by following the instructions included with your proxy card. The deadline for voting by telephone or electronically through the Internet is 11:59 p.m., eastern daylight time, on June 10, 2008. If your shares are held in "street name" such as in a stock brokerage account or by a bank or other nominee, please check your proxy card or contact your broker or nominee to determine whether you will be able to vote by telephone or electronically through the Internet.

How do participants in our employee savings plans vote?

For participants in the PHH Corporation Employee Savings Plan and the PHH Home Loans, LLC Employee Savings Plan (the "Savings Plans") with shares of our Common Stock credited to their accounts, voting instructions for the trustees of the Savings Plans are also being solicited through this Proxy Statement. In accordance with the provisions of the Savings Plans, the respective trustees will vote shares of our Common Stock in accordance with instructions received from the participants to whose accounts such shares are credited. To the extent such instructions are not received prior to 11:59 a.m., eastern daylight time, on June 9, 2008, the trustees of the Savings Plans will vote the shares with respect to which it has not received instructions proportionately in accordance with the shares for which it has received instructions. Instructions given with respect to shares in accounts of the Savings Plans may be changed or revoked only in writing, and no such instructions may be revoked after 11:59 a.m., eastern daylight time, on June 9, 2008. Participants in the Savings Plans are not entitled to vote in person at the Annual Meeting. If a participant in the Savings Plans has shares of our Common Stock credited to his or her account and also owns other shares of our Common Stock, he or she should receive a voting instruction card for shares credited to his or her account in the Savings Plans and any other shares that he or she owns. All such proxy and voting instruction cards should be completed, signed and returned to the transfer agent to register voting instructions for all shares owned by him or her or held for his or her benefit in the Savings Plans.

Can I change my vote?

Yes. A proxy may be revoked at any time prior to the voting at the Annual Meeting by submitting a later dated proxy (including a proxy by telephone or electronically through the Internet), by giving timely written notice of such revocation to our Corporate Secretary or by attending the Annual Meeting and voting in person. However, if you hold shares in "street name," you may not vote these shares in person at the Annual Meeting unless you bring with you a legal proxy from the stockholder of record.

What if I do not vote for some of the matters listed on my proxy card?

Shares of our Common Stock represented by proxies received by us (whether through the return of the enclosed proxy card, by telephone or through the Internet), where the stockholder has specified his or her choice with respect to the proposals described in this Proxy Statement, including the election of Directors, ratification of the selection of the independent registered public accounting firm and approval of the issuance of the Common Stock issuable upon conversion of the Notes, Note Hedges and Warrant Transactions, will be voted in accordance with the specification(s) so made.

If your proxy is properly executed but does not contain voting instructions, or if you vote by telephone or via the Internet without indicating how you want to vote, your shares will be voted:

- **"FOR"** the election of the two Class III Director nominees for the Board of Directors.
- **"FOR"** the approval of the issuance of Common Stock issuable upon conversion of the Notes, Note Hedges and Warrant Transactions.
- **"FOR"** the ratification of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008.

Could other matters be decided at the Annual Meeting?

The Board of Directors does not intend to bring any matter before the Annual Meeting other than those set forth above, and the Board is not aware of any matters that anyone else proposes to present for action at the Annual Meeting. However, if any other matters properly come before the Annual Meeting, the persons named in the enclosed proxy, or their duly constituted substitutes acting at the Annual Meeting, will be authorized to vote or otherwise act thereon in accordance with their judgment on such matters.

Who will pay for the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Our Directors, officers and employees may solicit proxies on behalf of the Company in person or by telephone, facsimile or other electronic means. We have engaged Georgeson Shareholder Communications Inc. to assist us in the distribution and solicitation of proxies for a fee of $9,000 plus expenses. In accordance with the regulations of the SEC and the New York Stock Exchange, we also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of our Common Stock as of the Record Date.

Has the Company adopted the new e-proxy rules for the delivery of the proxy materials?

No. We are delivering the proxy materials, including the 2007 Annual Report, the Proxy Statement and other materials, to all stockholders as we have in prior years. We will evaluate whether to adopt the notice and access option under the e-proxy rules for delivery of proxy materials for future annual meetings.

How can I access the Company's proxy materials and 2007 Annual Report electronically?

Copies of the 2007 Annual Report, the Proxy Statement and other materials filed by the Company with the SEC are available without charge to stockholders on our corporate website at www.phh.com or upon written request to PHH Corporation, Attention: Investor Relations, 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054. You can elect to receive future annual reports and proxy statements electronically by marking the appropriate box on your proxy card or by following the instructions provided if you vote via the Internet or by telephone.

What financial information is accompanying the Proxy Statement?

Accompanying the Proxy Statement is the 2007 Annual Report. The 2007 Annual Report includes our audited consolidated financial statements as of December 31, 2006 and 2007 and for the years ended December 31, 2005, 2006 and 2007. Based on the inherent uncertainties of our business, the historical financial information included in the 2007 Annual Report and selected financial data may not be indicative of what our results of operations and financial position will be in the future.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT SHALL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT.

BOARD OF DIRECTORS

Our Board of Directors currently consists of seven members. Our charter divides our Board of Directors into three classes of Directors having staggered terms, with one class being elected each year for a new three-year term and until their successors are elected and qualified. The term for Class I Directors expires at the annual meeting of our stockholders for 2009, the term for Class II Directors expires at the annual meeting of our stockholders for 2010 and the term for Class III Directors expires at the annual meeting of our stockholders for 2008. The following table sets forth certain information with respect to the members of our Board of Directors:

Name	Age	Position(s)	Term Expires at Annual Meeting Held for the Year
A.B. Krongard	71	Non-Executive Chairman of the Board of Directors	2009
Terence W. Edwards	52	President and Chief Executive Officer; President and Chief Executive Officer – PHH Mortgage Corporation ("PHH Mortgage")	2009
George J. Kilroy	60	President and Chief Executive Officer – PHH Vehicle Management Services Group LLC ("PHH Arval")	2010
James W. Brinkley	71	Director	2008
Ann D. Logan	53	Director	2010
Jonathan D. Mariner	53	Director	2008
Francis J. Van Kirk	59	Director	2009

A.B. Krongard was elected Non-Executive Chairman of the Board of Directors effective upon our spin-off from Cendant Corporation (our former parent company, now known as Avis Budget Group, Inc., referred to herein as "Cendant") in the first quarter of 2005 (the "Spin-Off"). Since December 2004, Mr. Krongard has been pursuing personal interests. From March 2001 until December 2004, Mr. Krongard served as Executive Director of the Central Intelligence Agency. From February 1998 until March 2001, Mr. Krongard served as Counselor to the Director of Central Intelligence. Mr. Krongard previously worked in various capacities at Alex. Brown, Incorporated ("Alex. Brown"). In 1991, Mr. Krongard was elected as Chief Executive Officer of Alex. Brown and assumed the additional duties of Chairman of the Board of Alex. Brown in 1994. Upon the merger of Alex. Brown with Bankers Trust Corporation ("Bankers Trust") in September 1997, Mr. Krongard became Vice Chairman of the Board of Bankers Trust and served in such capacity until joining the Central Intelligence Agency. Since July 2005, Mr. Krongard has served as a member of the Board of Directors of Under Armour, Inc. and is the Chairman of its Audit Committee. Under Armour, Inc. files reports pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

James W. Brinkley was elected as a Director effective upon the Spin-Off. In December 2005, Mr. Brinkley became Vice Chairman of Smith Barney's Global Private Client Group following Citigroup Inc.'s acquisition of Legg Mason Wood Walker, Incorporated ("LMWW"). Mr. Brinkley served as a Director of Legg Mason, Inc., a holding company that, through its subsidiaries, provides financial services to individuals, institutions, corporations, governments and government agencies since its formation in 1981. Mr. Brinkley has served as a Senior Executive Vice President of Legg Mason, Inc. since December 1983. Mr. Brinkley became Chairman of LMWW, Legg Mason Inc.'s principal brokerage subsidiary, in February 2004. Mr. Brinkley previously served as LMWW's Vice Chairman and Chief Executive Officer from July 2003 through February 2004, as its President from 1985 until July 2003 and as its Chief Operating Officer from February 1998 until July 2003.

Terence W. Edwards serves as our President and Chief Executive Officer, a position he has held since February 2005 and President and Chief Executive Officer of PHH Mortgage, a position he has held since August 2005. Prior to the Spin-Off, Mr. Edwards served as President and Chief Executive Officer of Cendant Mortgage Corporation ("Cendant Mortgage," now known as PHH Mortgage) since February 1996, and as such, was responsible for overseeing its entire mortgage banking operations. From 1995 to 1996, Mr. Edwards served as Vice President of Investor Relations and Treasurer and was responsible for investor, banking and rating agency relations, financing resources, cash management, pension investment management and internal financial structure. Mr. Edwards joined us in 1980 as a treasury operations analyst and has held positions of increasing responsibility, including Director, Mortgage Finance and Senior Vice President, Secondary Marketing.

George J. Kilroy serves as President and Chief Executive Officer of PHH Arval, a position he has held since March 2001. Mr. Kilroy is responsible for the management of PHH Arval. From May 1997 to March 2001, Mr. Kilroy served as Senior Vice President, Business Development and was responsible for new client sales, client relations and marketing for PHH Arval's United States operations. Mr. Kilroy joined PHH Arval in 1976 as an Account Executive in the Truck and Equipment Division and has held positions of increasing responsibility, including head of Diversified Services and Financial Services.

Ann D. Logan was elected as a Director effective upon the Spin-Off. Since July 2000, Ms. Logan has worked with various non-profit organizations. Ms. Logan was an Executive Vice President at the Federal National Mortgage Association ("Fannie Mae") from January 1993 to July 2000. Ms. Logan ran the single-family mortgage business at Fannie Mae from 1998 to 2000 and was the Chief Credit Officer from 1993 to 1998. From 1989 to 1993, Ms. Logan was a Senior Vice President in charge of Fannie Mae's Northeast Regional Office in Philadelphia. Prior to joining Fannie Mae, Ms. Logan was Assistant Vice President at Standard & Poor's Corporation in New York. From 1976 to 1980, Ms. Logan worked for the U.S. Senate Judiciary Committee and served as the Committee Staff Director in 1980.

Jonathan D. Mariner was elected as a Director effective upon the Spin-Off. Mr. Mariner has been the Executive Vice President and Chief Financial Officer of Major League Baseball since January 2004. From March 2002 to January 2004, Mr. Mariner served as the Senior Vice President and Chief Financial Officer of Major League Baseball. From December 2000 to March 2002, Mr. Mariner served as the Chief Operating Officer of Charter Schools U.S.A., a charter school development and management company. Mr. Mariner was the Executive Vice President and Chief Financial Officer of the Florida Marlins Baseball Club from February 1992 to December 2000.

Francis J. Van Kirk was elected as a Director effective July 1, 2005. Since November 2005, Mr. Van Kirk has been a partner with Heidrick & Struggles, an international executive search and leadership consulting services company. Prior to joining Heidrick & Struggles, Mr. Van Kirk served as the Managing Partner of the Philadelphia office of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") from 1996 through June 2005. In this role, Mr. Van Kirk oversaw the integration and coordination of PricewaterhouseCoopers' lines of service and industry groups to ensure seamless service to its clients. Mr. Van Kirk began his career with PricewaterhouseCoopers in 1971 as a Staff Auditor and was employed in positions of increasing responsibility during his 35-year career with that firm.

Independence of the Board of Directors

Under the rules of the NYSE, our Board of Directors is required to affirmatively determine which Directors are independent and to disclose such determination in the 2007 Annual Report and in the proxy statement for each annual meeting of stockholders going forward. On February 27, 2008 and March 18, 2008, our Board of Directors reviewed each Director's relationships with us in conjunction with our previously adopted Independence Standards for Directors (the "Independence Standards") and Section 303A of the NYSE's Listed Company Manual (the "NYSE Listing Standards"). A copy of our Independence Standards is attached to this Proxy Statement as Appendix A and is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of our Independence Standards is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054 (telephone number: 1-866-PHH-INFO or 1-856-917-1PHH). At the meeting, the Board affirmatively determined that all non-employee Directors — Messrs. Brinkley, Krongard, Mariner and Van Kirk and Ms. Logan — meet the categorical standards under the Independence Standards and are independent Directors under the NYSE Listing Standards.

In the course of its determination of the independence of each non-management Director, the Board considered the following transactions, relationships and arrangements as required by our Independence Standards:

- Mr. Brinkley became Vice Chairman of Smith Barney's Global Private Client Group following Citigroup Inc.'s acquisition of LMWW in December 2005. We have certain relationships with the Corporate and Investment Banking segment of Citigroup Inc. ("Citigroup"), including financial services, commercial banking and other transactions. The Board specifically evaluated our transactions with Citigroup, the fees paid to Citigroup and the amount of indebtedness to Citigroup during 2007 and determined that the fees paid to Citigroup were less than 0.1% of its annual revenues and the amount of indebtedness was less than 0.1% of its total consolidated assets. Based on this evaluation and the nature of Mr. Brinkley's position, our Board determined that this was not a material relationship for the purposes of determining his independence. In addition, Mr. Brinkley's son is a principal at Colliers Pinkard, a member firm of Colliers International ("Colliers"), which provides certain lease management services to us. The Board evaluated the relationship between Colliers and us, including the fees paid to Colliers, which were less than 0.1% of its annual revenues. The Board determined that this was not a material relationship for the purpose of determining his independence.

- Mr. Krongard is an outside director of the global Board of Directors for DLA Piper, our principal outside law firm. The Board reviewed the fees paid by us to DLA Piper and determined that such fees represented less than 0.4% of DLA Piper's annual revenues for 2007. Based on the nature of his position, our Board considered Mr. Krongard's relationship with DLA Piper and determined that it was not a material relationship for the purpose of determining his independence.

- Ms. Logan has a mortgage loan with us, which was originated prior to her appointment to our Board of Directors. The Board considered the terms of the mortgage loan, including the interest rate and collateral requirements, which were substantially the same as those prevailing at the time for comparable transactions, and determined that this was not a material relationship for the purpose of determining her independence.

See also "Certain Relationships and Related Transactions" below for more information. Our Board also determined that Messrs. Edwards and Kilroy, who serve as executive officers, are not independent Directors. Accordingly, more than two-thirds of the members of our Board of Directors are independent as required by our Corporate Governance Guidelines.

Non-Executive Chairman

Mr. Krongard serves as our Non-Executive Chairman. The Non-Executive Chairman is not a corporate officer and leads all meetings of our Board of Directors at which he is present. The Non-Executive Chairman serves on appropriate committees as requested by the Board of Directors, sets meeting schedules and agendas and manages information flow to the Board of Directors to assure appropriate understanding of, and discussion regarding matters of interest or concern to the Board of Directors. The Non-Executive Chairman also has such additional powers and performs such additional duties consistent with organizing and leading the actions of the Board of Directors as the Board of Directors may from time-to-time prescribe.

PROPOSAL NO. 1 — ELECTION OF CLASS III DIRECTORS

The Board of Directors has nominated Messrs. James W. Brinkley and Jonathan D. Mariner to be elected at the Annual Meeting to serve as Class III Directors for a three-year term ending at the annual meeting of stockholders for 2011 and until their successors are duly elected and qualified. Both nominees are currently incumbent Directors of the Company. The terms of the remaining Class I and Class II Directors expire at the annual meeting of stockholders for 2009 and 2010, respectively.

Both nominees have consented to being named in this Proxy Statement and to serve if elected. If, prior to the Annual Meeting, either nominee should become unavailable to serve, the shares of our Common Stock represented by a properly executed and returned proxy (whether through the return of the enclosed proxy card, by telephone or electronically through the Internet) will be voted for such additional person as shall be designated by the Board of Directors, unless the Board of Directors determines to reduce the number of Directors in accordance with our amended and restated articles of incorporation and by-laws.

Directors shall be elected by the affirmative vote of a plurality of the shares of our Common Stock cast at the Annual Meeting, in person or by proxy, and entitled to vote in the election of Directors; provided that a quorum is present. Pursuant to applicable Maryland law, in determining whether such nominees have received the requisite number of affirmative votes, abstentions and broker non-votes will have no effect on the outcome of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH NOMINEE AS A CLASS III DIRECTOR. UNLESS MARKED TO THE CONTRARY, PROXIES RECEIVED BY THE COMPANY WILL BE VOTED "FOR" THE ELECTION OF THE TWO NOMINEES LISTED ABOVE.

COMMITTEES OF THE BOARD

The Board of Directors has a standing Audit Committee, Compensation Committee, Corporate Governance Committee and Finance and Risk Management Committee consisting of Directors who have been affirmatively determined to be "independent" as defined in the NYSE Listing Standards. Each of these Committees operates pursuant to a written charter approved by the Board of Directors and available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of each committee charter is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054 (telephone number: 1-866-PHH-INFO or 1-856-917-1PHH). In addition, the Board of Directors has a standing Executive Committee which may take certain actions on behalf of the Board of Directors when the Board is not in session.

Audit Committee

The Audit Committee assists our Board of Directors in the oversight of the integrity of our financial statements, our independent registered public accountants' qualifications and independence, the performance of our independent registered public accountants and our internal audit function and our compliance with legal and regulatory requirements. The Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Committee also oversees our corporate accounting and reporting practices by:

- meeting with our financial management and independent registered public accountants to review our financial statements, quarterly earnings releases and financial data;
- appointing and pre-approving all services provided by the independent registered public accountants that will audit our financial statements;
- reviewing the selection of the internal auditors that provide internal audit services;
- reviewing the scope, procedures and results of our audits; and
- evaluating our key financial and accounting personnel.

The Audit Committee is comprised of Messrs. Van Kirk (Chair) and Mariner and Ms. Logan. Each member of the Audit Committee is required to have the ability to read and understand fundamental financial statements. The Audit Committee is also required to have at least one member that qualifies as an "audit committee financial expert" as defined by the rules of the SEC. Our Board of Directors has determined that Messrs. Mariner and Van Kirk qualify as audit committee financial experts and are non-employee, independent Directors. During 2007, the Audit Committee met 13 times and acted by unanimous written consent on one occasion.

Compensation Committee

The Compensation Committee determines and approves all elements of compensation for our Chief Executive Officer and senior management; reviews and approves our compensation strategy, including the elements of total compensation for senior management; reviews and approves the annual bonus and long-term bonus incentive plans and reviews and grants equity awards for our employees. The Compensation Committee also assists us in developing compensation and benefit strategies to attract, develop and retain qualified employees. See "Executive Compensation" for additional information regarding the process for the determination and consideration of executive compensation. The Compensation Committee is comprised of Messrs. Brinkley (Chair) and Krongard and Ms. Logan. During 2007, the Compensation Committee met eight times and acted by unanimous written consent on one occasion.

Corporate Governance Committee

The Corporate Governance Committee's responsibilities with respect to its governance function include considering matters of corporate governance and reviewing and revising our Board of Directors' Corporate Governance Guidelines, Code of Business Conduct and Ethics for Directors and our Code of Conduct for Employees and Officers. The Corporate Governance Committee identifies, evaluates and recommends nominees for our Board of Directors for each annual meeting (see "Nomination Process and Qualifications for Director Nominees" below); evaluates the composition, organization and governance of our Board of Directors and its committees and develops and recommends corporate governance principles and policies applicable to us. The Committee is comprised of Messrs. Krongard (Chair), Brinkley and Mariner. During 2007, the Corporate Governance Committee met two times.

Finance and Risk Management Committee

The Finance and Risk Management Committee was formed on February 27, 2008 to assist our Board of Directors in fulfilling its oversight responsibilities with respect to the assessment of our overall capital structure and its impact on the generation of appropriate risk adjusted returns as well as the existence, operation and effectiveness of our risk management programs, policies and practices. The Finance and Risk Management Committee is comprised of Ms. Logan (Chair) and Messrs. Krongard and Van Kirk.

Executive Committee

The Executive Committee may exercise all of the powers of our Board of Directors when the Board is not in session, including the power to authorize the issuance of stock, except that the Executive Committee has no power to alter, amend or repeal our by-laws or any resolution or resolutions of the Board of Directors, declare any dividend or make any other distribution to our stockholders, appoint any member of the Executive Committee or take any other action which legally may be taken only by the full Board of Directors. The Executive Committee is comprised of Messrs. Krongard (Chairman), Edwards and Kilroy. During 2007, the Executive Committee did not meet.

BOARD MEETINGS

During 2007, our Board of Directors held twelve meetings. In addition, the standing Committees of the Board of Directors held an aggregate of 35 meetings and acted by unanimous written consent on two occasions in that period. In 2007, all incumbent Directors attended at least 75% of the aggregate number of meetings of the Board of Directors and Committees of the Board of Directors on which they served. All Directors are expected to attend each regularly scheduled Board of Directors meeting as well as each annual meeting of our stockholders (subject to certain limited exceptions). All of our Directors, except for Mr. Mariner, who was unable to attend due to a previously scheduled business trip out of the country, attended the annual meeting of stockholders for 2007 held on March 18, 2008.

DIRECTOR COMPENSATION

The Corporate Governance Committee is responsible for reviewing and recommending to the Board of Directors the compensation of our non-employee Directors. Members of our Board of Directors who are also our officers or employees do not receive compensation for serving as a Director (other than travel-related expenses for Board meetings held outside of our corporate offices). The following table sets forth the non-employee Director retainer and stipend schedule:

	Compensation
Annual Non-Executive Chairman of the Board Retainer	$ 170,000
Annual Non-Executive Board Member Retainer	120,000
New Director Equity Grant	60,000
Audit Committee Chair Stipend	20,000
Audit Committee Member Stipend	12,000
Compensation Committee Chair Stipend	15,000
Compensation Committee Member Stipend	10,000
Corporate Governance Committee Chair Stipend	9,000
Corporate Governance Committee Member Stipend	7,000
Finance and Risk Management Committee Chair Stipend(1)	17,500
Finance and Risk Management Committee Member Stipend(1)	11,000

(1) The Finance and Risk Management Committee was formed on February 27, 2008, at which time the Board of Directors, upon the recommendation of the Corporate Governance Committee, established the annual stipends for participation in the committee as set forth in the table.

The non-employee Director retainers and stipends set forth in the table above are paid in arrears at the end of each quarter (the "Fee Payment Date"), half in cash and half in restricted stock units (the "Director RSUs") of our Common Stock, which are issued under our 2005 Equity and Incentive Plan and are required to be deferred under our Non-Employee Directors Deferred Compensation Plan. The Director RSUs may not be sold or otherwise transferred for value prior to the Director's termination of service on the Board. These Director RSUs are immediately vested and are paid in shares of our Common Stock one year after the Director is no longer a member of the Board of Directors. A non-employee Director may also elect to receive all or a portion of the cash retainer, stipends or any other compensation for service as a non-employee Director in the form of additional Director RSUs. These Director RSUs are also immediately vested and are paid in shares of our Common Stock 200 days after the Director is no longer a member of the Board of Directors. We do not maintain a pension plan for non-employee Directors, and they did not receive any other compensation for 2007.

Director Compensation Table

The following table sets forth the compensation paid to or earned by each non-employee Director for 2007:

Non-Employee Director	Fees Earned or Paid in Cash	Stock Awards(1)	Total
James W. Brinkley	$ 71,113	$ 70,887	$ 142,000
A.B. Krongard	94,619(2)	94,381	189,000
Ann D. Logan	71,113	70,887	142,000
Jonathan D. Mariner	69,623	69,377	139,000
Francis J. Van Kirk	70,121	69,879	140,000

(1) Following the announcement of the delay in filing our Annual Report on Form 10-K for the year ended December 31, 2005, the Board of Directors determined that the award of Director RSUs to be granted to non-employee Directors would be postponed until the expiration of the blackout period for our executive officers and directors pursuant to Regulation BTR (the "Blackout Period"). The Blackout Period ended during 2007 and

these Director RSUs were awarded on January 8, 2008 following the termination of the Merger with GE and Blackstone (see "Compensation Discussion and Analysis — Introduction" for more information). The amounts shown reflect the fair value of the Director RSUs earned for 2007, and are calculated using the closing price for our Common Stock on the Fee Payment Date. The table below sets forth the fair value for the Director RSUs earned for each quarter of 2007:

Non-Employee Director	3/31/2007	6/30/2007	9/30/2007	12/31/2007
James W. Brinkley	$17,719	$17,727	$17,713	$17,728
A.B. Krongard	23,585	23,595	23,599	23,602
Ann D. Logan	17,719	17,727	17,713	17,728
Jonathan D. Mariner	17,322	17,353	17,345	17,357
Francis J. Van Kirk	17,444	17,478	17,476	17,481

During 2007, the number of Director RSUs was calculated by dividing the amount of deferred compensation by the closing price for our Common Stock on the Fee Payment Date. As of December 31, 2007, Messrs. Brinkley, Krongard, Mariner and Van Kirk and Ms. Logan had an aggregate of 10,661, 20,768, 10,491, 8,768 and 10,661 Director RSUs, respectively, including those earned but not awarded until January 8, 2008.

(2) Mr. Krongard elected to defer $65,450 of the cash portion of his retainer and stipends pursuant to the Non-Employee Directors Deferred Compensation Plan and received 2,608 Director RSUs which will vest 200 days after he is no longer a member of our Board of Directors. The number of Director RSUs was calculated by dividing the deferred amount by the closing price for our Common Stock on the Fee Payment Date. The fair values of these Director RSUs were $16,344 on March 31, 2007, $16,354 on June 30, 2007, $16,346 on September 30, 2007 and $16,352 on December 31, 2007, which were less than the amount of cash deferred on each Fee Payment Date.

CORPORATE GOVERNANCE

Executive Sessions of Non-Management Directors

Executive sessions of non-management Directors without management present are held regularly by the Board of Directors and its Committees to discuss the criteria upon which the performance of the Chief Executive Officer and other senior executives is based, the performance of the Chief Executive Officer and other senior executives against such criteria, the compensation of the Chief Executive Officer and other senior executives and any other relevant matters. In 2007, the non-management Directors met in executive session without management one time. Our Board of Directors has designated Mr. Krongard, our Non-Executive Chairman and Chairman of the Corporate Governance Committee, as the presiding Director of executive sessions of the non-management Directors of the Board of Directors.

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines to assist the Board of Directors in monitoring the effectiveness of decision-making, both at the Board of Directors and management levels and to enhance long-term stockholder value. The Corporate Governance Guidelines outline the following:

- the responsibilities of the Board of Directors;
- the composition of the Board of Directors, including the requirement that two-thirds of the Directors are independent as defined by the NYSE Listing Standards;
- Director duties, tenure, retirement and succession;
- conduct of Board of Directors and Committee meetings; and
- the selection and evaluation of the Chief Executive Officer.

Our Corporate Governance Guidelines are available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." A copy of our Corporate Governance Guidelines is available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054 (telephone number: 1-866-PHH-INFO or 1-856-917-1PHH).

Code of Business Conduct and Ethics for Directors

We are committed to conducting business in accordance with the highest standards of business ethics and complying with applicable laws, rules and regulations. In furtherance of this commitment, our Board of Directors promotes ethical behavior and has adopted a Code of Business Conduct and Ethics for Directors (the "Directors Code") that is applicable to all of our Directors. The Directors Code provides, among other things:

- guidelines for Directors with respect to what constitutes a conflict of interest between a Director's private interests and interests of PHH;
- a set of standards that must be followed whenever we contemplate a business relationship between us and a Director;
- restrictions on competition between our Directors and PHH and the use of our confidential information by Directors for their personal benefit; and
- disciplinary measures for violations of the Directors Code and any other applicable rules and regulations.

The Directors Code is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." We will post any amendments to the Directors Code, or waivers of the provisions thereof, to our corporate website under the heading "Investor Relations — Corporate Governance." A copy of the Directors Code is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054 (telephone number: 1-866-PHH-INFO or 1- 856-917-1PHH).

Code of Conduct for Employees and Officers

Our Board of Directors has also adopted a Code of Conduct for Employees and Officers (the "Employees and Officers Code") that is applicable to all of our officers and employees, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The Employees and Officers Code provides, among other things:

- guidelines for our officers and employees with respect to ethical handling of conflicts of interest, including examples of the most common types of conflicts of interest that should be avoided (e.g., receipt of improper personal benefits from us, having an ownership interest in other businesses that may compromise an officer's loyalty to us, obtaining outside employment with a competitor of ours, etc.);
- a set of standards to promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by us, including, for example, a specific requirement that all accounting records must be duly preserved and must accurately reflect our assets and liabilities;
- a requirement to comply with all applicable laws, rules and regulations;
- guidance promoting prompt internal communication of any suspected violations of the Employees and Officers Code to the appropriate person or persons identified in the Employees and Officers Code; and
- disciplinary measures for violations of the Employees and Officers Code and any other applicable rules and regulations.

The Employees and Officers Code is available on our corporate website at www.phh.com under the heading "Investor Relations — Corporate Governance." We will post any amendments to the Employees and Officers Code, or waivers of the provisions thereof for any of our executive officers, to our corporate website under the heading "Investor Relations — Corporate Governance." A copy of the Employees and Officers Code is also available to stockholders upon request, addressed to the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054 (telephone number: 1-866-PHH-INFO or 1-856-917-1PHH).

Nomination Process and Qualifications for Director Nominees

The Board of Directors has established certain procedures and criteria for the selection of nominees for election to our Board of Directors. Pursuant to its charter, the Corporate Governance Committee is required to identify individuals qualified to become members of the Board, which shall be consistent with the Board's criteria for selecting new Directors. The committee considers criteria such as diversity, age, skills and experience so as to enhance the Board of Directors' ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of Corporate Governance Committees of the Board to fulfill their duties and/or to satisfy any independence requirements imposed by law, regulation or NYSE requirement. The Corporate Governance Committee is also responsible for conducting a review of the credentials of individuals it wishes to recommend to the Board of Directors as a Director nominee, recommending Director nominees to the Board of Directors for submission for a shareholder vote at either an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing Directors, reviewing the suitability for continued service as a Director of each Board member when his or her term expires and when he or she has a significant change in status, including but not limited to an employment change, and recommending whether such a Director should be re-nominated to the Board or continue as a Director.

Our by-laws provide the procedure for stockholders to make Director nominations either at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing Directors. A stockholder who is both a stockholder of record on the date of notice as provided for in our by-laws and on the record date for the determination of stockholders entitled to vote at such meeting and gives timely notice can nominate persons for election to our Board of Directors either for an annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing Directors. The notice must be delivered to or mailed and received by the Corporate Secretary at 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054 (telephone number: 1-866-PHH-INFO or 1-856-917-1PHH):

- in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year's annual meeting, notice by the stockholder must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such annual meeting is first made, and

- in the case of a special meeting of stockholders called for the purpose of electing Directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public announcement of the date of the special meeting was made, whichever first occurs.

The stockholder's notice to our Corporate Secretary must be in writing and set forth (i) as to each person whom the stockholder proposes to nominate for election as a Director, all information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of Directors pursuant to Regulation 14A of the Exchange Act and the rules and regulations promulgated thereunder and (ii) as to the stockholder giving the notice:

- the name and address of the stockholder as they appear on our books and of the beneficial owner, if any, on whose behalf the nomination is made;

- the class or series and number of shares of our capital stock which are owned beneficially or of record by the stockholder and beneficial owner;

- a description of all arrangements or understandings between the stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by the stockholder;

- a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice; and

- any other information relating to the stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors pursuant to Regulation 14A of the Exchange Act and the rules and regulations promulgated thereunder.

In addition, the notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a Director if elected.

Communication with Non-Management Directors

In accordance with our Corporate Governance Guidelines, all stockholder and interested party communications to any Director, the non-management Directors as a group or the Board of Directors shall be forwarded to the attention of the Chairman of the Corporate Governance Committee, c/o the Corporate Secretary, 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054. The Corporate Secretary shall review all such stockholder and interested party communications and discard those which (i) are not related to our business or governance of our company, (ii) are commercial solicitations which are not relevant to the Board's responsibilities and duties, (iii) pose a threat to health or safety or (iv) the Chairman of the Corporate Governance Committee has otherwise instructed the Corporate Secretary not to forward. The Corporate Secretary will then forward all relevant stockholder and interested party communications to the Chairman of the Corporate Governance Committee for review and dissemination.

EXECUTIVE OFFICERS

Our executive officers are set forth in the table below. All executive officers are appointed by and serve at the pleasure of the Board of Directors.

Name	Age	Position(s)
Terence W. Edwards	52	Director; President and Chief Executive Officer; President and Chief Executive Officer — PHH Mortgage
Clair M. Raubenstine	66	Executive Vice President and Chief Financial Officer
George J. Kilroy	60	Director; President and Chief Executive Officer — PHH Arval
Mark R. Danahy	48	Senior Vice President and Chief Financial Officer — PHH Mortgage
William F. Brown	50	Senior Vice President, General Counsel and Corporate Secretary Senior Vice President, General Counsel and Secretary — PHH Mortgage
Mark E. Johnson	48	Vice President and Treasurer
Michael D. Orner	40	Vice President and Controller

Clair M. Raubenstine serves as our Executive Vice President and Chief Financial Officer, a position he has held since February 2006. From October 1998 through June 2002, Mr. Raubenstine served as a national independence consulting partner with PricewaterhouseCoopers. He also previously served as an Accounting, Auditing and SEC consulting partner and as an assurance and business advisory services partner to various public and private companies. Mr. Raubenstine's career at PricewaterhouseCoopers spanned 39 years until his retirement in June 2002. From July 2002 through February 2006, Mr. Raubenstine provided accounting and financial advisory services to various charitable and educational organizations.

Mark R. Danahy serves as Senior Vice President and Chief Financial Officer of PHH Mortgage, a position he has held since April 2001. Mr. Danahy is responsible for directing the mortgage accounting and financial planning teams, which include financial reporting, asset valuation and capital markets accounting, planning and forecasting. Mr. Danahy joined Cendant Mortgage in December 2000 as Controller. From 1999 to 2000, Mr. Danahy served as Senior Vice President, Capital Market Operations for GE Capital Market Services, Inc.

William F. Brown serves as our Senior Vice President, General Counsel and Corporate Secretary, a position he has held since February 2005 and Senior Vice President, General Counsel and Secretary of PHH Mortgage. Mr. Brown has served as Senior Vice President and General Counsel of Cendant Mortgage, now PHH Mortgage, since June 1999 and oversees its legal, contract, licensing and regulatory compliance functions. From June 1997 to

June 1999, Mr. Brown served as Vice President and General Counsel of Cendant Mortgage. From January 1995 to June 1997, Mr. Brown served as Counsel in the PHH Corporate Legal Department.

Mark E. Johnson serves as our Vice President and Treasurer, a position he has held since February 2005. Prior to the Spin-Off, Mr. Johnson served as Vice President, Secondary Marketing of Cendant Mortgage, now PHH Mortgage, since May 2003 and was responsible for various funding initiatives and financial management of certain subsidiary operations. From May 1997 to May 2003, Mr. Johnson served as Assistant Treasurer of Cendant, where he had a range of responsibilities including banking and rating agency relations and management of unsecured funding and securitization.

Michael D. Orner serves as our Vice President and Controller, a position he has held since March 2005. Prior to joining us, Mr. Orner was employed by Millennium Chemicals, Inc. as Corporate Controller from January 2003 through March 2005 and Director of Accounting and Financial Reporting from December 1999 through December 2002. Prior to joining Millennium Chemicals, Inc., Mr. Orner served as a Senior Manager, Audit and Business Advisory Services for PricewaterhouseCoopers, where he was employed from September 1989 through November 1999.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our outstanding Common Stock, as of April 28, 2008, by those persons who are known to us to be beneficial owners of 5% or more of our Common Stock, by each of our Directors, by each of our Named Executive Officers (as defined on page 29) and by our Directors and Executive Officers as a group.

Name	Shares Beneficially Owned(1)	Percent of Common Stock Outstanding(2)
Principal Stockholders:		
Pennant Capital Management, LLC(3) 40 Main Street Chatham, NJ 07928	5,395,941	9.97%
Hotchkis and Wiley Capital Management, LLC(4) 725 South Figueroa Street, 39th Floor Los Angeles, CA 90017	4,271,000	7.89%
Luxor Capital Partners, LP(5) 767 Fifth Avenue, 19th Floor New York, NY 10153	4,208,634	7.77%
Dimensional Fund Advisors Inc.(6) 1299 Ocean Avenue Santa Monica, CA 90401	3,621,395	6.69%
Appaloosa Management L.P.(7) 26 Main Street Chatham, NJ 07928	2,716,800	5.02%
Directors and Named Executive Officers:		
Terence W. Edwards(8)	397,880	*
Clair M. Raubenstine	—	—
George J. Kilroy(9)	32,360	*
Mark R. Danahy(10)	95,681	*
William F. Brown(11)	79,826	*
James W. Brinkley(12)	11,928	*
A.B. Krongard(13)	23,087	*
Ann D. Logan(13)	11,720	*
Jonathan D. Mariner(13)	11,487	*
Francis J. Van Kirk(13)	9,797	*
All Directors and Executive Officers as a Group (12 persons)	720,752	1.33%

* Represents less than one percent.

(1) Based upon information furnished to us by the respective stockholders or contained in filings made with the SEC. For purposes of this table, if a person has or shares voting or investment power with respect to any of our Common Stock, then such common stock is considered beneficially owned by that person under the SEC rules. Shares of our Common Stock beneficially owned include direct and indirect ownership of shares, stock options and restricted stock units granted to executive officers and director restricted stock units granted to our directors which are vested or are expected to vest within 60 days of April 28, 2008. Unless otherwise indicated in the table, the address of all listed stockholders is c/o PHH Corporation, 3000 Leadenhall Road, Mt. Laurel, New Jersey, 08054.

(2) Based upon 54,136,732 shares of our Common Stock outstanding as of April 28, 2008. Shares which vest or are expected to vest within 60 days of April 28, 2008 are deemed outstanding for the purpose of computing the percentage ownership for the named stockholder.

(3) Reflects beneficial ownership of shares of our Common Stock as reported in a Schedule 13F filed with the SEC by Pennant Capital Management, LLC on behalf of itself and its affiliates on February 14, 2008.

(4) Reflects beneficial ownership of shares of our Common Stock as reported in a Schedule 13G filed with the SEC by Hotchkis and Wiley Capital Management, LLC on behalf of itself and its affiliates on February 14, 2008.

(5) Reflects beneficial ownership of shares of our Common Stock as reported in a Schedule 13G/A filed with the SEC by Luxor Capital Partners, LP on behalf of itself and its affiliates on February 14, 2008.

(6) Reflects beneficial ownership of shares of our Common Stock as reported in a Schedule 13G/A filed with the SEC by Dimensional Fund Advisors Inc. on behalf of itself and its affiliates on February 6, 2008.

(7) Reflects beneficial ownership of shares of our Common Stock as reported in a Schedule 13F filed with the SEC by Appaloosa Management L.P. on behalf of itself and its affiliates on February 14, 2008.

(8) Represents 30,859 shares of our Common Stock directly held by Mr. Edwards and exercisable options to purchase 367,021 shares of our Common Stock.

(9) Represents 28,257 shares of our Common Stock directly held by Mr. Kilroy, 635 shares of our Common Stock held in his 401(k) account and exercisable options to purchase 3,468 shares of our Common Stock.

(10) Represents 16,125 shares of our Common Stock directly held by Mr. Danahy and exercisable options to purchase 79,556 shares of our Common Stock.

(11) Represents 12,130 shares of our Common Stock directly held by Mr. Brown and exercisable options to purchase 67,696 shares of our Common Stock.

(12) Represents 11,678 Director RSUs and 250 shares of our Common Stock held by Brinkley Investments, LLC, a partnership among Mr. Brinkley, his wife and his children.

(13) Represents Director RSUs.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and Directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NYSE. Executive officers, Directors and greater than ten percent beneficial owners are required to furnish us with copies of all Forms 3, 4 and 5 they file. Based on our review of the copies of such forms we have received and written representations from such reporting persons that no Forms 5 were required, we believe that all of our executive officers, Directors and greater than ten percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during 2007.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

On March 15, 2007, we entered into a definitive agreement (the "Merger Agreement") with General Electric Capital Corporation ("GE") and its wholly owned subsidiary, Jade Merger Sub, Inc. ("Jade") to be acquired (the "Merger"). In conjunction with the Merger, GE entered into an agreement to sell our mortgage operations to Pearl Acquisition 2 L.L.C., an affiliate of The Blackstone Group ("Blackstone"), a global investment and advisory firm. During 2007, compensation decisions did not include a detailed evaluation of the compensation structure due to the fact that the Merger was pending and the Merger Agreement contained customary restrictions on changing the compensation of the Named Executive Officers. The Compensation Committee focused on severance and retention matters and did not undertake certain of its annual compensation actions, such as granting equity awards, in anticipation of the closing of the Merger on or before December 31, 2007. The Merger ultimately was terminated on January 1, 2008 pursuant to the terms of the Merger Agreement.

Compensation Committee Oversight of Executive Compensation

The Compensation Committee of the Board of Directors is comprised of three independent, non-executive Directors — Messrs. Brinkley (Chair) and Krongard and Ms. Logan — and is responsible for overseeing our executive compensation policies, including evaluating and approving the compensation of our Named Executive Officers as listed in the "— Summary Compensation Table" below. The Board of Directors has adopted a Compensation Committee Charter which sets forth the purpose, composition, authority and responsibilities of the Compensation Committee. The Compensation Committee reviews and determines the base salary, annual and long-term incentive awards, equity awards and other compensation for each Named Executive Officer, including our President and Chief Executive Officer, and evaluates our compensation policies. The Compensation Committee also has the authority to engage and retain executive compensation consultants to assist with such evaluations.

Executive Compensation Objectives

The primary objective of our executive compensation policies is to attract, retain and motivate qualified executive officers to manage our business in order to maximize stockholder value. Our executive compensation policies are intended to facilitate the achievement of our short-term and long-term business strategies through aligning compensation with performance by:

- providing base salaries and other compensation that are competitive and designed to attract and retain executive talent;
- rewarding executive performance through variable, at-risk compensation that is dependant upon meeting specified performance targets; and
- aligning the interests of our executive officers with the interests of our stockholders by providing equity-based compensation as a component of total compensation.

The Compensation Committee is responsible for reviewing and approving the compensation for our Named Executive Officers and stock equity awards for all employees. The Compensation Committee does not rely upon a fixed formula or specific numerical criteria in determining each Named Executive Officer's total compensation or the allocation of compensation among the various components of compensation described below. Moreover, we do not have a specific policy for the allocation of compensation between short-term and long-term compensation or cash and equity compensation. Rather, the Compensation Committee exercises its business judgment in determining total compensation based upon the following criteria

- our long-term strategic objectives, financial and other performance criteria and individual performance goals;
- the competitive compensation levels for executive officers at companies in similar businesses and/or of similar size;
- the overall economic environment and industry conditions
- unique circumstances impacting us and our executive officers, such as the Merger; and
- the recommendations of executive compensation consultants.

Based upon its analysis of these criteria, the Compensation Committee determines each component of executive compensation (as discussed below) for the Named Executive Officers, taking into consideration the total compensation relative to the median for the Peer Group (as defined in "— Benchmarking" below). Compensation decisions in 2007 did not include a detailed evaluation of the compensation structure due to the fact that the Merger was pending and the Merger Agreement contained customary restrictions on changing the compensation of the Named Executive Officers.

Role of Management in Executive Compensation Decisions

Generally, our Chief Executive Officer makes recommendations to the Compensation Committee as it relates to the compensation of the other executive officers. In addition, our executive officers, including our Chief Executive Officer, Chief Financial Officer and Senior Vice Presidents of Human Resources, provide input and make proposals regarding the design, operation, objectives and values of the various components of compensation in order to provide appropriate performance and retention incentives for key employees. These proposals may be made on the initiative of the Chief Executive Officer, the executive officers or upon the request of the Compensation Committee.

Executive Compensation Consultants

The Compensation Committee retained Mercer Human Resource Consulting, Inc. ("Mercer") during 2007 to assist it with the evaluation of executive compensation. Mercer analyzed and provided comparative executive compensation data and compensation program proposals for the Compensation Committee's consideration in evaluating and setting the compensation of the Named Executive Officers and the overall structure of our compensation policies. Upon the Compensation Committee's prior approval, Mercer also provided human resource consulting services to management from time to time during 2007. The Compensation Committee does not believe that these other services compromised Mercer's ability to provide the Compensation Committee with an independent perspective on executive compensation. See "— Executive Compensation Decisions during 2007 and 2008" below for more information regarding the appointment of compensation consultants for 2008.

Benchmarking

During 2007, the Compensation Committee did not undertake any benchmarking given the announcement of the Merger. During 2006, to ensure that we are competitive in attracting and retaining executive talent, we benchmarked our executive compensation against a peer group consisting of 14 companies in similar businesses, including mortgage, leasing and financial services companies, and/or of similar size based on total sales and total assets (the "Peer Group"). The Peer Group consisted of the following companies:

- AMERCO
- American Home Mortgage
- Investment Corp.
- Astoria Financial Corporation
- CIT Group Inc.
- Fiserv, Inc.
- GATX Corp.
- Golden West Financial Corp.
- IndyMac Bancorp, Inc.
- MGIC Investment Corp.
- Radian Group, Inc.
- Rent-A-Center, Inc.
- Ryder System, Inc.
- Sovereign Bancorp, Inc.
- Westcorp, Inc.

Mercer provided the Compensation Committee with executive compensation information for the Peer Group as well as survey data from multiple national compensation surveys (the "Survey Data") in order to assist in the compensation evaluation due to the unique nature of our business segments and the lack of peer companies with a similar business segment mix for comparison. During 2006, the Compensation Committee evaluated the base salary, short-term and long-term incentives and actual and target total compensation levels for the Peer Group and Survey Data, including the median and percentile ranges for each compensation component, for comparison with that of our Named Executive Officers. The Compensation Committee determined that total executive compensation for the Named Executive Officers should be targeted at or slightly above the median of the compensation of the Peer Group in order to be competitive with the compensation structure of the Peer Group and to attract and retain executive talent. These targets may be adjusted based upon the specific responsibilities, experience and performance of each Named Executive Officer as well as other factors in the Compensation Committee's discretion.

Components of Executive Compensation

The primary components of the executive compensation arrangements for our Named Executive Officers are base salaries, variable compensation programs and long-term incentive awards.

Base Salaries. The Compensation Committee is responsible for determining the base salary of our Chief Executive Officer and other Named Executive Officers, which includes the review and approval of annual adjustments to their base compensation. Base salaries are intended to provide a level of cash compensation that is externally competitive in relation to the responsibilities of the executive's position in order to attract and retain executive talent. The Compensation Committee determines salary levels based upon competitive compensation levels for companies in the Peer Group and Survey Data as well as consideration of the nature of the executive officer's position and the contribution, achievement, experience and tenure of the executive officer. Mr. Edwards has served as our President and Chief Executive Officer since the Spin-Off and prior to that was the President and Chief Executive Officer of PHH Mortgage from February 1996 until the Spin-Off. In August 2005, Mr. Edwards resumed his role as President and Chief Executive Officer of PHH Mortgage in addition to his corporate role. Each of our other Named Executive Officers, except for Mr. Raubenstine, has been in their current position since the Spin-Off. Mr. Raubenstine was appointed to serve as our Executive Vice President and Chief Financial Officer on February 23, 2006. Pursuant to the terms of Mr. Raubenstine's employment with us, he receives a greater percentage of his total compensation as base salary and is not eligible to participate in the annual management incentive plans. See "Executive Officers" above for more information regarding positions held by each Named Executive Officer in the past five years.

During 2007, the Compensation Committee did not undertake a detailed evaluation of the compensation structure of our Named Executive Officers due to the announcement of the Merger and certain restrictions upon compensation matters for the Named Executive Officers pursuant to the Merger Agreement. The Compensation Committee made no changes to the base salaries for the Named Executive Officers for 2007. The following table sets forth the annual base salaries for the Named Executive Officers for 2007.

Name	Title	Annual Base Salary for 2007
Terence W. Edwards	President and Chief Executive Officer; President and Chief Executive Officer — PHH Mortgage	$ 564,635
Clair M. Raubenstine	Executive Vice President and Chief Financial Officer	1,000,000
George J. Kilroy	President and Chief Executive Officer — PHH Arval	450,000
Mark R. Danahy	Senior Vice President and Chief Financial Officer — PHH Mortgage	325,000
William F. Brown	Senior Vice President, General Counsel and Corporate Secretary; Senior Vice President, General Counsel and Secretary — PHH Mortgage	300,000

Variable Compensation Programs. Our Named Executive Officers may receive additional cash compensation through participation in our annual management incentive plans for PHH, PHH Mortgage and PHH Arval ("MIPs") that are designed to motivate eligible recipients to achieve our short-term objectives. Generally, each executive officer, except for Mr. Raubenstine, is eligible to receive an annual cash incentive payout calculated as a percentage of the executive officer's base salary and based upon the achievement of performance targets related to consolidated results, operating segment results, individual executive officer performance and/or other performance targets established by the Compensation Committee in its discretion. The payout target increases as a percentage of base salary with the executive officer's duties and responsibilities in order to tie a greater percentage of the executive officer's compensation to the achievement of our annual performance objectives.

The Compensation Committee generally sets the performance targets under the MIPs at levels which are considered to be challenging based on historical performance, industry and market conditions and adjusts such targets each year to coincide with our overall strategy, financial performance targets and other factors. Since the Spin-Off, the Compensation Committee has established the performance targets for the Named Executive Officers and all MIP eligible employees based on the pre-tax income after minority interest for PHH, PHH Mortgage and/or PHH Arval. Our performance targets are intended to be attainable if our management team provides a strong performance and we have what we consider to be a successful year. For the four years prior to 2007, the performance targets established for the PHH Mortgage MIPs were exceeded in 2003 and 2005 and not achieved in 2004 and 2006, and the performance targets established for the PHH Arval MIPs were met in 2003 and exceeded in 2004, 2005 and 2006. For the two years since the Spin-Off and prior to 2007, the performance targets for the two PHH MIPs were exceeded in 2005 and not achieved in 2006.

In consultation with management and Mercer, the Compensation Committee approved the 2007 PHH Arval Management Incentive Plan (the "2007 Fleet MIP") and the 2007 PHH Mortgage Management Incentive Plan (the "2007 Mortgage MIP") (together, the "2007 MIPs") and established performance targets for certain of the Named Executive Officers based on the pre-tax income after minority interest for the year ended December 31, 2007 for PHH Arval and PHH Mortgage, respectively. Due to the announcement of the Merger, which was expected to close on or before December 31, 2007, the Compensation Committee did not approve a MIP for PHH. See "— Executive Compensation Decisions in 2007 and 2008" below for more information. Pursuant to the terms of the 2007 MIPs, in the event that the performance targets were achieved or exceeded, the participating Named Executive Officer would receive a cash payment in an amount equal to the Named Executive Officer's base salary multiplied by the target payout percentage multiplied by the percentage by which the performance target for such plan was met or exceeded. The minimum payout is 100% of the target payout and the maximum payout is 125% of the target payout although the performance targets must be exceeded by more than 10% for a payout above the target payout level to occur. From 110% to 125% of the performance target, the payout is proportionate to the percentage by which the performance target is exceeded.

In 2006, the Compensation Committee reviewed the roles and responsibilities of each Named Executive Officer and the Peer Group and Survey Data (see "— Benchmarking" above) in evaluating the percentage of base salary for target payouts to the Named Executive Officers under the MIPs. The Compensation Committee also evaluated the target payout levels for the Named Executive Officers with the median target levels for comparable executives in the Peer Group. During 2007, the Compensation Committee did not make any adjustments to the target payouts for the Named Executive Officers from the levels established in 2006. The table below sets forth the target payout as a percentage of base salary for each of the Named Executive Officers when eligible to participate in a MIP.

Name	Target Payout as Percentage of Base Salary
Terence W. Edwards	100%
George J. Kilroy	100%
Mark R. Danahy	75%
William F. Brown	50%

The Compensation Committee determined that Mr. Kilroy would participate in the 2007 Fleet MIP and Mr. Danahy would participate in the 2007 Mortgage MIP. Messrs. Edwards, Raubenstine and Brown did not participate in either of the 2007 MIPs. See "— Grants of Plan-Based Awards for 2007" for additional information regarding the target payout amounts under the 2007 MIPs for Messrs. Kilroy and Danahy.

In 2008, the Compensation Committee reviewed the 2007 pre-tax income after minority interest for PHH Mortgage and PHH Arval and determined that the performance targets under the 2007 Mortgage MIP had not been achieved and the performance targets under the 2007 PHH Arval were exceeded. As a result, Mr. Danahy did not receive any payout under the 2007 Mortgage MIP, and Mr. Kilroy received a payout of $521,550 under the 2007 Fleet MIP.

Long-Term Incentive Awards. The Compensation Committee administers our 2005 Equity and Incentive Plan, which provides for equity awards, including restricted stock units ("PHH RSUs") and options to purchase our Common Stock ("Stock Options"). The Compensation Committee considers equity awards to our Named Executive Officers an appropriate and effective method of retaining key management employees and aligning their interests with the interests of our stockholders. Eligibility for equity awards, the number of shares underlying each award and the terms and conditions of each award are determined by the Compensation Committee upon consultation with management and the committee's compensation consultant. In June 2005, the Compensation Committee granted an annual award of PHH RSUs and Stock Options to our Named Executive Officers, which vest beginning on the fourth anniversary of the grant date, with the opportunity to accelerate the vesting of 25% of the total award for each year prior to the fourth anniversary of the grant date based on the achievement of performance targets established by the Compensation Committee. The Compensation Committee made these awards in PHH RSUs for Messrs. Danahy and Brown. These awards were split equally between PHH RSUs and Stock Options for Messrs. Edwards and Kilroy in order to further tie their compensation to the creation of stockholder value. The Compensation Committee establishes these performance targets annually for these awards and certain other equity awards with performance-based vesting converted from Cendant awards at the time of the Spin-Off. The performance targets for these awards were determined generally in the same manner as those for the annual MIPs and were based on our 2007 pre-tax income after minority interest. See "— Variable Compensation Programs" above for additional information regarding establishing the performance targets and the difficulty in attaining such targets. In 2008, the Compensation Committee reviewed our 2007 pre-tax income after minority interest and determined that the performance targets for PHH had not been met.

During 2007, the Compensation Committee did not make any equity awards under the 2005 Equity and Incentive Plan due to (i) the announcement of the Merger which was expected to close on or before December 31, 2007 and (ii) the delay in the filing of our financial statements with the SEC, which resulted in our Registration Statement on Form S-8 for our 2005 Equity and Incentive Plan (the "Form S-8") not being effective until we became a current filer with the SEC on June 28, 2007. See "— Executive Compensation Decisions in 2007 and 2008" below for more information.

Executive Compensation Decisions in 2007 and 2008

During 2007, the Compensation Committee, in consultation with management and Mercer, considered the impact of the Merger on certain executive officers and the need to retain those executive officers through the effective time of the Merger. In June 2007, based on these considerations, in lieu of the adoption of a PHH MIP for 2007, the Compensation Committee approved a form of retention agreement (the "Retention Agreement") in order to create an incentive for certain of our executive officers to remain employed with us through the earlier of the effective time of the Merger or December 31, 2007. The amount of the retention bonus equaled the executive officer's target payout under a MIP expressed as a percentage of base salary, but would be pro-rated if the effective time of the Merger was prior to December 31, 2007. If a Termination Event (as defined below) occurred prior to the effective time of the Merger, the executive officer covered by a Retention Agreement would also receive the retention bonus. On June 13, 2007, we entered into a Retention Agreement with Mr. Brown to provide him with a retention bonus of $150,000, equal to 50% of his base salary, subject to pro-ration as described above. The full retention bonus for Mr. Brown was earned on December 31, 2007 and paid in 2008.

The Compensation Committee also approved severance arrangements for certain executive officers as permitted under the Merger Agreement, including the form of severance agreement (the "2007 Severance Agreement"), which provided post-termination payments of severance to the executive officer in the event that one of the following termination events occurred on or prior to the first anniversary of the effective time of the Merger: (i) the involuntary termination of employment other than for "cause" or "disability" (as such terms are defined in the 2007 Severance Agreement) or (ii) the voluntary termination of employment as a result of (a) a change in the required location of the executive officer's employment in excess of 20 miles, (b) the material diminution of the executive officer's duties and responsibilities as of the date of the applicable 2007 Severance Agreement, subject to certain enumerated exceptions, or (c) a reduction in the executive officer's base salary or a material reduction in compensation opportunity as of the date of the applicable 2007 Severance Agreement. The amount of the post-termination payment for each Named Executive Officer entering into a Severance Agreement was equal to two times the sum of the Named Executive Officer's base salary and target payout amount under the MIPs. On June 13, 2007, we entered into 2007 Severance Agreements with Messrs. Kilroy and Brown to provide such severance benefits. In the event of one of the foregoing termination events occurring on or prior to the first anniversary of the effective time of the Merger, Messrs. Kilroy and Brown would receive $1,800,000 and $900,000, respectively, in a lump sum payment, subject to certain conditions including, but not limited to, the execution of a general release of any claims against us and our affiliates.

In August 2007, the Compensation Committee also reviewed and approved the deferral of shares to be issued to the Named Executive Officers to satisfy the conversion of PHH RSUs earned during 2006 and 2007, which could not be issued during the Blackout Period until the earlier of the closing of the Merger or the expiration of the Blackout Period. These PHH RSUs were issued on January 8, 2008. In addition, upon consideration of the impact of the ineffectiveness of the Form S-8 from March 2006 through June 2007 and the additional restrictions on executive officers to convert Stock Options during the pendency of the Merger, the Compensation Committee amended the award agreements to extend the expiration date for Stock Options converted from Cendant awards at the time of the Spin-Off for certain executive officers, including Mr. Brown, that were scheduled to expire in 2007. The Compensation Committee determined that it was appropriate to extend the expiration date for these Stock Options until the earlier of the closing of the Merger or 30 days after the date the exercise of such Stock Options would not violate any applicable federal, state or local law. Following the termination of the Merger, these Stock Options expired in the first quarter of 2008.

During the fourth quarter of 2007, the Compensation Committee, in consultation with management and Mercer, began evaluating potential equity awards to executive officers and other employees in the event that the Merger was not consummated. The Compensation Committee reviewed the Company's equity awards since the Spin-Off, noting that no equity awards had been granted to employees since 2005 and that certain employees had been precluded from realizing the value of previously issued equity awards due to the Blackout Period and Merger. In light of these considerations, the Compensation Committee discussed increasing the size of the awards in order to address the lack of equity awards in 2006 and 2007 and to reenergize and retain employees in the event the Merger was not consummated. Following the termination of the Merger, on January 10, 2008, the Compensation Committee, in consultation with management and Mercer, approved the award of PHH RSUs to employees eligible to participate in the 2005 Equity and Incentive Plan, including the Named Executive Officers (the "2008 RSU Awards"). The 2008 RSU Awards vest annually in two equal installments beginning on January 10, 2012, subject to potential accelerated vesting of the total award in up to one-third increments upon the achievement of financial performance targets to be set by the Compensation Committee for each of the fiscal years 2008, 2009 and 2010. The following table sets forth the 2008 RSU Awards to the Named Executive Officers.

2008 RSU Awards

Named Executive Officer	Grant Date	Number of Securities Underlying RSU Awards	Grant Date Fair Value of RSU Awards(1)
Terence W. Edwards	1/10/2008	46,458	$800,007
Clair M. Raubenstine	1/10/2008	14,518	250,000
George J. Kilroy	1/10/2008	37,021	637,502
Mark R. Danahy	1/10/2008	26,132	449,993
William F. Brown	1/10/2008	26,132	449,993

(1) The 2008 RSU Awards vest annually in two equal installments beginning on January 10, 2012, subject to potential accelerated vesting of the total award in up to one-third increments upon the achievement of financial performance targets for each of the fiscal years 2008, 2009 and 2010.

In January 2008, the Compensation Committee determined that the Merger had a significant impact on our ability to achieve the 2007 performance targets for certain outstanding PHH RSUs and Stock Option awards to employees. The Compensation Committee noted that of the equity awards subject to annual performance targets, certain awards made on February 1, 2005 in connection with the Spin-Off to convert existing awards of stock options and restricted stock units of Cendant common stock granted in 2004 (the "2004 Conversion RSUs" and together with the stock options, the "2004 Conversion Awards") were the only outstanding equity awards that would be forfeited in the event the annual performance targets for 2007 were not achieved. Certain other equity awards were subject to accelerated vesting in the event that we achieved performance targets for a fiscal year. See Footnote 3 of "Outstanding Equity Awards at Fiscal Year-End for 2007" for more information regarding the 2004 Conversion RSUs. As a result of its consideration of the impact of the Merger and the recommendation of management and discussions with Mercer, the Compensation Committee amended the 2004 Conversion Awards for all recipients, including 2004 Conversion RSUs for Messrs. Edwards, Kilroy, Danahy and Brown, which resulted in the vesting of 12.5% of the 2004 Conversion Awards as if the Company had achieved 100% of the performance targets for fiscal year 2007, provided that they remained employed with us through the vesting date. As a result of this amendment, 5,908, 5,908, 3,250 and 2,068 shares vested on April 27, 2008 for Messrs. Edwards, Kilroy, Danahy and Brown, respectively. The remaining 2004 Conversion RSUs held by these Named Executive Officers were forfeited on April 27, 2008.

In January 2008, the Compensation Committee approved (i) the amendment and restatement of the 2007 Severance Agreement (the "Restated Severance Agreement") for certain executive officers and (ii) the execution of new severance agreements (the "New Severance Agreement," together with the Restated Severance Agreement, the "Severance Agreements") for certain other executive officers. The Severance Agreements provide post-termination payments of severance to the executive officer in the event that one of the following termination events (the "Termination Events") occurs on or at any time prior to the first anniversary of a change in control (as such term is defined in the Severance Agreements) of the Company occurring on or before December 31, 2009: (i) the involuntary termination of employment other than for "cause" or "disability" (as such terms are defined in the Severance Agreements) or (ii) the voluntary termination of employment as a result of (a) a change in the required location of the executive officer's employment in excess of 50 miles, (b) the material diminution of the executive officer's duties and responsibilities as of the date of the applicable Severance Agreement, subject to certain enumerated exceptions, or (c) a reduction in the executive officer's base salary or a material reduction in compensation opportunity as of the date of the applicable Severance Agreement. The amount of the post-termination payment for each Named Executive Officer entering into a Severance Agreement was equal to two times the sum of the Named Executive Officer's base salary and target payout amount under the MIPs. On January 14, 2008, we entered into Restated Severance Agreements with Messrs. Kilroy and Brown and a New Severance Agreement with Mr. Danahy. In the event of a Termination Event occurring on or prior to the first anniversary of a change in control of the Company, Messrs. Kilroy, Danahy and Brown would receive $1,800,000, $1,137,500 and $900,000, respectively, in a lump sum payment, subject to certain conditions including, but not limited to, the execution of a general release of any claims against us and our affiliates.

In February 2008, following a change in personnel at Mercer, the Compensation Committee undertook an evaluation of several executive compensation consultants. Following this evaluation, in February 2008, the Compensation Committee retained PricewaterhouseCoopers to assist it with the evaluation of executive compensation and serve as the executive compensation consultant in 2008.

In March 2008, the Compensation Committee approved the performance targets for the PHH Corporation 2008 Management Incentive Plan (the "2008 PHH MIP"), PHH Mortgage 2008 Management Incentive Plan (the "2008 Mortgage MIP") and PHH Arval 2008 Management Incentive Plan (the "2008 Fleet MIP", and collectively, the "2008 MIPs"). The performance targets for the 2008 Mortgage MIP and the 2008 Fleet MIP are based on the attainment of certain pre-tax income after minority interest targets for the year ending December 31, 2008 for PHH Mortgage and PHH Arval, respectively. The performance target for the 2008 PHH MIP is based 50% on the attainment of the performance target established for PHH Mortgage and 50% on the attainment of the performance target established for PHH Arval. Messrs. Edwards and Brown are participants in the 2008 PHH MIP with target payout levels equal to 100% and 50% of each of their respective salaries. Mr. Kilroy is a participant in the 2008 Fleet MIP with a target payout equal to 100% of his salary, and Mr. Danahy is a participant in the Mortgage MIP with a target payout equal to 75% of his salary. Consistent with our past practice, the performance targets for 2008 are intended to be attainable if our management team provides a strong performance and we have what we consider to be a successful year. See "— Variable Compensation Programs" above for more information regarding the establishment of performance targets. Mr. Raubenstine is not a participant in the 2008 MIPs.

Retirement Benefits

Messrs Edwards, Kilroy and Brown are participants in defined benefit plans that were available to all of our employees prior to the Spin-Off, including the PHH Corporation Pension Plan (the "PHH Pension Plan") and PHH Corporation Retiree Medical Plan (the "PHH Retiree Medical Plan") (collectively, the "Retirement Plans"). The benefits payable under these plans have been frozen for the Named Executive Officers and the other plan participants. See "— Pension Benefits for 2007" for more information regarding benefits available to the Named Executive Officers under these plans. In addition, all of our Named Executive Officers participate in the PHH Corporation Employee Savings Plan (the "PHH Savings Plan") on the same basis as other employees. The PHH Savings Plan is a tax-qualified retirement savings plan that provides for employee contributions made on a pre-tax basis and matching contributions by us of up to six percent of the employee's compensation contributed to the PHH Savings Plan up to the statutory limit. See "— All Other Compensation Table" in Footnote 7 under "— Summary Compensation Table" for more information regarding matching contributions to the PHH Savings Plan made on behalf of each Named Executive Officer.

Perquisites

We provide a limited number of perquisites to our Named Executive Officers, which the Compensation Committee believes are reasonable and consistent with our overall compensation program for executive officers and necessary to attract and retain executive talent. Our Named Executive Officers generally are provided with or have use of company vehicles, financial planning services and tax reimbursements on the foregoing perquisites. In addition, Messrs. Raubenstine and Kilroy received fuel costs and tax reimbursements thereon for their company vehicles. Due to the nature of his position, Mr. Raubenstine is required to split his time between our New Jersey and Maryland offices. While Mr. Raubenstine lives in the greater Philadelphia area, he spends more than 50% of his time in our Maryland offices and, therefore, is treated as being domiciled in Maryland for tax purposes. As a result, certain of his travel, meals and lodging expenses for performing services for us are not deductible business expenses and are recognized as compensation. Due to the frequent travel to both offices, we also provide Mr. Raubenstine with a car service. We reimburse Mr. Raubenstine for these expenses and provide a tax gross-up so that he incurs no additional taxes as a result of these payments. See "— All Other Compensation Table" in Footnote 7 under "— Summary Compensation Table" for more information regarding perquisites.

Change in Control and Other Severance Arrangements

We maintain severance policies which provide benefits in the event of a termination without cause for executive officers who are not a party to a severance agreement. Following the announcement of the Merger, the Compensation Committee reviewed and approved severance agreements for certain executive officers and employees. As discussed above under "— Executive Compensation Decisions in 2007 and 2008," in the event of their involuntary termination other than for "cause" or "disability" or their voluntary termination of employment as a result of relocation, elimination of duties or reduction in compensation on or at any time prior to the first anniversary of a change in control of the Company occurring on or before December 31, 2009, Messrs. Kilroy, Danahy and Brown would receive $1,800,000, $1,137,500 and $900,000, respectively, in a lump sum payment, subject to certain conditions including, but not limited to, the execution of a general release of any claims against us and our affiliates. We have not entered into any severance agreements with Messrs. Edwards and Raubenstine.

In addition, all unvested Stock Options granted to each of the Named Executive Officers under our 2005 Equity and Incentive Plan generally will become fully and immediately vested and exercisable, and all PHH RSUs will vest upon the occurrence of a change in control transaction (as defined in the 2005 Equity and Incentive Plan). See "— Potential Payments upon Termination of Employment or Change in Control" below for additional information regarding payments in the event of a change in control or other termination of employment for each Named Executive Officer.

Deductibility of Executive Compensation

In accordance with Section 162(m) of the Internal Revenue Code, the deductibility for federal corporate income tax purposes of compensation paid to certain of our individual executive officers in excess of $1 million in any year may be restricted. The Compensation Committee believes that it is in the best interests of our stockholders to comply with such tax law, while still maintaining the goals of our compensation programs. Accordingly, where it is deemed necessary and in our best interests to attract and retain the best possible executive talent and to motivate such executives to achieve the goals inherent in our business strategy, the Compensation Committee will recommend compensation to executive officers which may exceed the limits of deductibility. In this regard, certain portions of compensation paid to the Named Executive Officers may not be deductible for federal income tax purposes under Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2007.

Compensation Committee of the Board of Directors
James W. Brinkley (Chairman)
A.B. Krongard
Ann D. Logan

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is comprised entirely of "outside directors" within the meaning of the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended, "non-employee directors" under SEC Rule 16b-3, and "independent" directors as affirmatively determined by the Board of Directors pursuant to the NYSE Listing Standards. The members of the Compensation Committee are the individuals named as signatories to the report immediately preceding this paragraph. None of the members of the Compensation Committee are our former officers or employees.

SUMMARY COMPENSATION TABLE

The information below sets forth the compensation of our Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers for the year ended December 31, 2007 (collectively referred to as our "Named Executive Officers"). The form and amount of the compensation paid or to be paid to our Named Executive Officers for the year ended December 31, 2007 was determined by the Compensation Committee of our Board of Directors.

Name and Principal Position(s)	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation(5)	Change in Pension Value and Non-qualified Compensation(6)	All Other Compensation(7)	Total
Terence W. Edwards	2007	$ 564,635	$ —	$ 79,880	$148,091	$ —	$ 2,544	$48,940	$ 844,090
President and Chief Executive Officer; President and Chief Executive Officer — PHH Mortgage	2006	564,635	—	234,757	210,487	—	13,771	62,485	1,086,135
Clair M. Raubenstine	2007	1,000,000	36,809	—	—	—	—	91,990	1,128,799
Executive Vice President and Chief Financial Officer	2006	853,846	213,191	—	—	—	—	54,302	1,121,339
George J. Kilroy	2007	450,000	—	55,833	67,441	521,550	—	27,568	1,122,392
President and Chief Executive Officer — PHH Arval	2006	438,461	—	185,793	83,316	267,461	10,236	17,285	1,002,552
Mark R. Danahy	2007	325,000	—	55,121	33,258	—	—	40,026	453,405
Senior Vice President and Chief Financial Officer — PHH Mortgage	2006	319,943	—	146,788	33,258	—	—	41,203	541,192
William F. Brown	2007	300,000	150,000	49,305	149,743	—	—	42,396	691,444
Senior Vice President, General Counsel and Corporate Secretary; Senior Vice President, General Counsel and Secretary — PHH Mortgage	2006	293,846	—	123,188	31,179	—	1,403	42,003	491,619

(1) On February 22, 2006, the Compensation Committee increased the annual salary for Messrs. Kilroy, Danahy and Brown to $450,000, $325,000 and $300,000, respectively, effective on February 25, 2006. Mr. Edwards' annual salary was not changed for 2006. There were no increases in annual salary for the Named Executive Officers in 2007.

(2) As an inducement to his employment, we agreed to award Mr. Raubenstine shares of our Common Stock equivalent to $250,000. During 2006, our intention was to make this grant in two equal installments: the first when we became current in our filing obligations with the SEC and were permitted to issue shares of our Common Stock from our 2005 Equity and Incentive Plan and the second on the later of February 23, 2007 or the date on which we became a current filer with the SEC. Due to the delay in the filing of our financial statements with the SEC and the announcement of the Merger, this stock award was never granted. In 2007, we and Mr. Raubenstine agreed to satisfy this arrangement through a cash payment of $250,000 which was paid upon the filing of our Annual Report on Form 10-K for the year ended December 31, 2006. The amount in this column reflects the proportion of the total amount of the bonus earned during 2006 and 2007 on a straight-line basis. During 2007, we entered into retention agreements with certain executive officers, including Mr. Brown, which provided for retention payments equal to their MIP target payout level for 2007 payable on the earlier of the closing of the Merger or December 31, 2007. The retention payment was earned as of December 31, 2007 and Mr. Brown received payment of $150,000 in 2008.

(3) The amounts shown in this column reflect the amount recognized by us (exclusive of the effect of estimated forfeitures) for the year ended December 31, 2007 for financial statement reporting purposes with respect to awards of PHH RSUs to our Named Executive Officers, which awards were made prior to 2006 under the 2005 Equity and Incentive Plan. There were no awards of PHH RSUs to our Named Executive Officers in 2006 or

2007. See "— Outstanding Equity Awards at Fiscal Year-End for 2007" for more information regarding existing awards of PHH RSUs. See also Note 20, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2007 Annual Report for more information.

(4) The amounts shown in this column reflect the amount recognized by us (exclusive of the effect of estimated forfeitures) for the year ended December 31, 2007 for financial statement reporting purposes with respect to awards of or amendments to Stock Options to our Named Executive Officers, which awards were made prior to 2006 under the 2005 Equity and Incentive Plan. There were no awards of Stock Options to our Named Executive Officers in 2006 or 2007. On August 9, 2007, we extended the expiration date for 19,695 Stock Options awarded to Mr. Brown converted from Cendant stock awards at the Spin-Off that would have expired in 2007. See "— Grants of Plan-Based Awards for 2006" and "— Outstanding Equity Awards at Fiscal Year-End for 2007" for more information regarding existing awards of Stock Options and "— Executive Compensation Decisions in 2007 and 2008" for more information regarding the amendment to Mr. Brown's Stock Options. See also Note 20, "Stock-Based Compensation" in the Notes to Consolidated Financial Statements included in the 2007 Annual Report for more information.

(5) For 2007, Messrs. Kilroy and Danahy were participants in the 2007 Fleet MIP and 2007 Mortgage MIP, respectively. Each plan provided for cash payments based upon the achievement of certain performance targets established by our Compensation Committee. In 2007, the performance targets for the 2007 Fleet MIP and 2007 Mortgage MIP were based on the pre-tax income after minority interest for PHH Arval and PHH Mortgage, respectively. See "— Grants of Plan-Based Awards for 2007" for more information regarding the payout levels. Based on the results of PHH Arval and PHH Mortgage for 2007, the Compensation Committee determined that the performance targets for the 2007 Mortgage MIP were not achieved and the performance targets for the 2007 Fleet MIP were exceeded. As a result, Mr. Danahy did not receive non-equity incentive compensation under the 2007 Mortgage MIP, and Mr. Kilroy received payment under the 2007 Fleet MIP in the amount of $521,550. As a result of the announcement of the Merger with GE and Blackstone, the Compensation Committee did not approve a MIP for PHH for 2007, and Messrs. Edwards, Raubenstine and Brown did not participate in any MIPs for 2007. See "— Components of Executive Compensation — Variable Compensation Programs" above for more information.

(6) The amounts in this column reflect the aggregate change in the actuarial present value of the accumulated benefit under the PHH Pension Plan and PHH Retiree Medical Plan from December 31, 2006 to December 31, 2007 for each participating Named Executive Officer. Mr. Edwards is a participant in both the PHH Pension Plan and the PHH Retiree Medical Plan; Messrs. Kilroy and Brown are participants in the PHH Pension Plan, and Messrs. Raubenstine and Danahy are not participants in either plan. Each of these plans was frozen and the final average compensation and years of service for each Named Executive Officer participating in the PHH Pension Plan is based on the years of service and compensation earned prior to October 31, 1999 (October 31, 2004 for Mr. Kilroy). The aggregate change in the actuarial present value of the accumulated benefit under the PHH Pension Plan from December 31, 2006 to December 31, 2007 was a reduction of $3,577, $1,547 and $3,424 for Messrs. Edwards, Kilroy and Brown, respectively. The aggregate change in the actuarial present value of the accumulated benefit under the PHH Retiree Medical Plan from December 31, 2006 to December 31, 2007 was an increase of $6,121 for Mr. Edwards. The net accumulated change for Mr. Edwards is reflected in this column. Since the aggregate changes are negative, no amounts are included for Messrs. Kilroy and Brown. See "— Pension Benefits for 2007" for additional information regarding the benefits accrued for each of these Named Executive Officers and Note 15, "Pension and Other Post Employment Benefits" in the Notes to Consolidated Financial Statements included in the 2007 Annual Report for more information regarding the calculation of our pension costs.

(7) Amounts included in this column for 2007 are set forth in the following table:

All Other Compensation Table for 2007

	Life and Disability Insurance Coverage (a)	401(k) Matching Contribution (b)	Financial Planning Services (c)	Company Car and Fuel (d)	Travel, Meals and Lodging (e)	Tax Gross-Up (f)	Total
Terence W. Edwards	$3,192	$13,500	$10,420	$11,220	$ —	$10,608	$48,940
Clair M. Raubenstine	5,129	13,500	—	10,250	41,233	21,878	91,990
George J. Kilroy	2,550	5,192	—	12,250	—	7,576	27,568
Mark R. Danahy	1,851	13,500	7,300	9,460	—	7,915	40,026
William F. Brown	1,711	13,308	7,820	10,238	—	9,319	42,396

(a) These amounts include premiums paid for life and long-term disability insurance coverage for the Named Executive Officers pursuant to our benefit plans and are paid for all employees.

(b) These amounts reflect the matching contribution made by us on behalf of each Named Executive Officer under the PHH Corporation Employee Savings Plan. This matching contribution is available to all of our employees up to the amount of their voluntary contributions to the plan not to exceed the statutory limit, which was $13,500 in 2007.

(c) These amounts reflect the value of financial planning services which were made available to the Named Executive Officers. We also provided a tax gross-up to our Named Executive Officers for this amount. See Footnote (f) below.

(d) These amounts include the value of the personal benefit received by each Named Executive Officer for the use of a company car and fuel, which values are based on our costs for such benefits. We also provided a tax gross-up to our Named Executive Officers for this amount. See Footnote (f) below.

(e) This column reflects the value of hotel accommodations, meals and car service costs to transport Mr. Raubenstine to and from our Maryland and New Jersey offices during 2007 as part of his employment. During 2007, Mr. Raubenstine split his time between our New Jersey and Maryland offices, but spent more than 50% of his time in our Maryland offices. While Mr. Raubenstine lives in the greater Philadelphia area, he was treated as being domiciled in Maryland for tax purposes due to the percentage of time that he worked in our Maryland offices. As a result, his normal travel, meals and lodging expenses for performing services for us in Maryland were not deductible business expenses and were recognized as compensation. We reimbursed Mr. Raubenstine for these expenses and provided a tax gross-up so that he incurred no additional taxes as a result of these payments. See Footnote (f) below.

(f) This column reflects the tax gross-up amounts paid during 2007 (i) for the financial planning and company car costs for Messrs. Edwards, Danahy and Brown, (ii) for the financial planning, company car and fuel costs for Mr. Kilroy and (iii) for hotel accommodations, meals, car service costs and company car and fuel costs for Mr. Raubenstine.

GRANTS OF PLAN-BASED AWARDS FOR 2007

The following table sets forth the grants of plan-based awards for 2007, including non-equity incentive plan awards under the 2007 Mortgage MIP and 2007 Fleet MIP. There were no equity-based awards made to the Named Executive Officers during 2007.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards per Share	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum			
Terence W. Edwards	—	$—	$ —	$ —	—	$—	$—
Clair M. Raubenstine	—	—	—	—	—	—	—
George J. Kilroy	N/A	—	450,000	562,500	—	—	—
Mark R. Danahy	N/A	—	243,750	304,688	—	—	—
William F. Brown	—	—	—	—	—	—	—

(1) The target payout amount is determined based on a percentage of the annual salary of the Named Executive Officer at the time of grant. The target payout level is 100% of salary for Mr. Kilroy and 75% of salary for Mr. Danahy. The maximum payout is 125% of the target payout although the performance targets must be exceeded by more than 110% for a payout above target. From 110% to 125% of target, the payout is proportionate to the percentage by which the performance target is exceeded. The performance targets for the 2007 Mortgage MIP and 2007 Fleet MIP were based on the pre-tax income after minority interest for PHH Mortgage and PHH Arval, respectively. Messrs. Edwards, Raubenstine and Brown did not participate in the 2007 Mortgage MIP or 2007 Fleet MIP. Mr. Danahy participated in the 2007 Mortgage MIP, and Mr. Kilroy participated in the 2007 Fleet MIP. Payouts under the 2007 MIPs were determined by achievement of the performance targets for 2007 established by the Compensation Committee. Based upon the performance of PHH Mortgage and PHH Arval in 2007, Mr. Danahy did not receive non-equity incentive compensation under the 2007 Mortgage MIP, and Mr. Kilroy received payment under the 2007 Fleet MIP in the amount of $521,550. See Footnote 5 under "— Summary Compensation Table" for information regarding the payouts under the 2007 MIPs.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END FOR 2007

The following table sets forth the outstanding equity awards, including PHH RSUs and Stock Options, for each of our Named Executive Officers as of December 31, 2007. All PHH RSUs and Stock Options earned during 2007 pursuant to the vesting terms of existing award agreements are presented in the table. The PHH RSUs earned during 2007 were not converted to shares of our Common Stock until January 8, 2008 following the expiration of the Blackout Period and termination of the Merger. See "— Executive Compensation Decisions in 2007 and 2008" for more information.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(1)	Market Value of Shares or Units of Stock That Have Not Vested(2)	Equity Incentive Plan Awards: Number of Unearned Shares, units or Other Rights That Have Not Vested(3)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested(2)
Terence W. Edwards . . .	183,045	—	$20.22	1/13/2010				
	157,364	—	17.43	1/22/2012				
	20,355	—	12.48	4/22/2013				
	—	49,229(4)	20.78	3/3/2015				
	6,257	18,771(5)	24.99	6/28/2015			29,540	$521,086
					8,629	$152,216		
Clair M. Raubenstine . . .	—	—	—	—	—	—	—	—
George J. Kilroy	—	23,247(4)	20.78	3/3/2015				
	3,468	10,406(5)	24.99	6/28/2015			29,540	521,086
					4,784	84,390		
Mark R. Danahy	43,712	—	18.55	7/17/2011				
	35,844	—	17.43	1/22/2012				
	—	17,504(4)	20.78	3/3/2015			16,248	286,615
					7,203	127,061		
William F. Brown	19,695	—	20.32	—(6)				
	23,085	—	20.22	1/13/2010				
	24,916	—	17.43	1/22/2012				
	—	16,410(4)	20.78	3/3/2015			10,340	182,398
					6,753	119,123		

(1) This column includes awards of PHH RSUs made on June 28, 2005 as part of our annual long-term incentive grant (the "2005 Annual Award RSUs"). The 2005 Annual Award RSUs vest equally in three annual installments beginning on June 28, 2009 subject to continued employment with the potential acceleration of vesting of 25% of the total award in three installments on June 28, 2007, June 28, 2008 and June 28, 2009 upon the achievement of financial performance targets for each of the three fiscal years ending prior to June 28, 2009. We did not achieve our performance target for 2007.

(2) Calculated using the closing price of our Common Stock on December 31, 2007 ($17.64).

(3) This column includes 2004 Conversion RSUs. Pursuant to the terms of the award agreement the 2004 Conversion RSUs, either (i) 12.5% or 18.75% of the total award would vest on April 27, 2008 to the extent we achieve either 100% or 150% of the financial performance target for fiscal year 2007, respectively, or (ii) 12.5% of the total award would be forfeited in the event that the performance targets for fiscal year 2007 were not achieved. We did not achieve our performance target for 2007 which would have resulted in the forfeiture of these shares on April 27, 2008. In January 2008, the Compensation Committee amended the 2004 Conversion RSUs for Messrs. Edwards, Kilroy, Danahy and Brown which resulted in the vesting of 5,908, 5,908, 3,250 and 2,068 of the 2004 Conversion RSUs as if the Company had achieved 100% of the performance targets for fiscal

year 2007, subject to the continued employment of the Named Executive Officer through the vesting date. On April 27, 2008, these 2004 Conversion RSUs vested and the remaining unvested portion of the 2004 Conversion RSUs were forfeited pursuant to the terms of the award agreement. See "— Executive Compensation Decisions in 2007 and 2008" below for more information.

(4) These Stock Options vest on March 3, 2009 subject to continued employment.

(5) These Stock Options vest annually in three equal installments beginning on June 28, 2009, subject to continued employment and acceleration of vesting of 25% of the total award in three installments on June 28, 2007, June 28, 2008 and June 28, 2009 upon the achievement of financial performance targets for each of the three fiscal years ending prior to June 28, 2009. We did not achieve our performance target for 2007.

(6) These Stock Options were due to expire on June 2, 2007. Due to the impact of the ineffectiveness of the Form S-8 from March 2006 through June 2007 and the additional restrictions on executive officers to convert Stock Options during the pendency of the Merger in 2007, the Compensation Committee extended the expiration date for these Stock Options until the earlier of the closing of the Merger or 30 days after the date the exercise of such Stock Options would not violate any applicable federal, state or local law. Following the termination of the Merger, these Stock Options expired in the first quarter 2008. See "— Executive Compensation Decisions in 2007 and 2008" for more information.

OPTION EXERCISES AND STOCK VESTED FOR 2007

The following table sets forth information regarding the number and value of our Common Stock that vested during 2007 for our Named Executive Officers. The shares of our Common Stock listed in the table below were not issued to the Named Executive Officers until January 8, 2008 following the expiration of the Blackout Period and termination of the Merger. There were no Stock Option exercises by the Named Executive Officers during 2007.

	Stock Awards(1)	
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
Terence W. Edwards	9,017	$274,928
Clair M. Raubenstine	—	—
George J. Kilroy	8,015	244,377
Mark R. Danahy	4,508	137,449
William F. Brown	3,607	109,977

(1) The shares of our Common Stock shown represent the aggregate number of shares for each Named Executive Officer that vested during 2007 pursuant to the terms of the award agreements. Due to the delay in the filing of our financial statements with the SEC, from March 2006 through June 2007 and during the Blackout Period, our Board of Directors determined that issuance of our Common Stock for purposes of converting earned PHH RSUs to shares for our executive officers would be delayed until the earlier of the consummation of the Merger or the expiration of the Blackout Period. For purposes of this table, the value realized on vesting reflects the value of the shares on the vesting date as set forth in the award agreements based on the closing price of our Common Stock on the vesting date. These shares were converted on January 8, 2008.

PENSION BENEFITS FOR 2007

The following table sets forth information relating to the PHH Pension Plan, which is a defined benefit employee pension plan adopted as of the Spin-Off. The PHH Pension Plan is identical in all material respects to the Cendant Corporation Pension Plan (the "Cendant Pension Plan"), under which benefits were frozen for participants including our Named Executive Officers. The PHH Pension Plan assumed all liabilities and obligations owed under the Cendant Pension Plan to Cendant Pension Plan participants who were actively employed by us at the time of the Spin-Off, including Messrs. Edwards, Kilroy and Brown. Certain of our employees, including Messrs. Raubenstine and Danahy, were not participants in the Cendant Pension Plan and are not participants in the PHH Pension Plan.

The benefits under the PHH Pension Plan that are accrued to the participating Named Executive Officers were frozen and such officers may not accrue further benefits under the PHH Pension Plan.

Name	Plan Name	Number of Years of Credited Service(1)	Present Value of Accumulated Benefit(2)
Terence W. Edwards	PHH Corporation Pension Plan	20	$252,195
	PHH Corporation Retiree Medical Plan	20	29,048
Clair M. Raubenstine	N/A	—	—
George J. Kilroy	PHH Corporation Pension Plan	28	773,402
Mark R. Danahy	N/A	—	—
William F. Brown	PHH Corporation Pension Plan	14	101,385

(1) The number of years of credited service shown in this column is calculated based on the actual years of service with us for each Named Executive Officer through October 31, 1999 (October 31, 2004 for Mr. Kilroy).

(2) The valuations included in this column have been calculated as of December 31, 2007 assuming the Named Executive Officer will retire at the normal retirement age of 65 and using the interest rate and other assumptions as described in Note 15, "Pension and Other Post Employment Benefits" in the Notes to Consolidated Financial Statements included in the 2007 Annual Report.

No pension benefits were paid to the Named Executive Officers in 2007. Each of the Named Executive Officers, other than Messrs. Raubenstine and Danahy, is eligible to receive a benefit under the PHH Pension Plan based on 2% of their final average cash compensation times their number of years of benefit service (up to a maximum of 30 years) minus 50% of their annualized primary Social Security benefit. For purposes of determining the participating Named Executive Officers' benefits under the PHH Pension Plan, their final average compensation and years of benefit service was based on compensation and service earned prior to October 31, 1999 (October 31, 2004 for Mr. Kilroy). The participating Named Executive Officers will not accrue any additional benefits under the PHH Pension Plan or under any other defined benefit plan sponsored by us or Cendant after October 31, 1999 (October 31, 2004 for Mr. Kilroy).

NON-QUALIFIED DEFERRED COMPENSATION FOR 2007

The table below sets forth information relating to the PHH Corporation Executive Deferred Compensation Plan (the "Deferred Compensation Plan") established by our Board of Directors in 1994 for specified executive officers at that time. The Deferred Compensation Plan was frozen to further participation in 1997 and Mr. Edwards is the only Named Executive Officer eligible to participate in the plan.

Name	Aggregate Earnings in Last Fiscal Year End	Aggregate Balance as of Last Fiscal Year
Terence W. Edwards	$27,566(1)	$564,508
Clair M. Raubenstine	—	—
George J. Kilroy	—	—
Mark R. Danahy	—	—
William F. Brown	—	—

(1) The amount reported in this column is not included as compensation in "— Summary Compensation Table" because the earnings were not above-market or preferential pursuant to the applicable SEC rules under the Exchange Act.

There were no contributions to, or distributions or withdrawals from, the Deferred Compensation Plan in 2007. The Deferred Compensation Plan is a non-qualified deferred compensation plan pursuant to which participants may elect to defer up to 100% of their annual salary and any awards under a non-equity incentive plan. All deferrals by participants are 100% vested at all times. The Deferred Compensation Plan is unfunded for tax purposes and a bookkeeping account is established for each participant. Amounts deferred are credited with any associated earnings in accordance with hypothetical investment options elected by the participant from the investment options, including mutual funds and other funds, available under the PHH Savings Plan, except for the fund which invests in our Common Stock. Participants are entitled to a distribution under the Deferred Compensation Plan when they cease employment with us for any reason. Distributions may be made in lump sum or in monthly, quarterly or annual installments for up to ten years at the election of the participant.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The following table sets forth the estimated payments and benefits that would be provided to each Named Executive Officer who was employed by us on December 31, 2007, pursuant to the terms of any contract, agreement, plan or arrangement that provides for such payments and benefits following, or in connection with, a termination of the Named Executive Officer, including by voluntary termination, involuntary termination not for cause, involuntary termination for cause, retirement, death or disability or a change in control with or without a termination of the Named Executive Officer. For purposes of calculating the amounts in the table, we have assumed that the termination or change in control event took place on December 31, 2007, the last business day of our most recently completed fiscal year, and used the closing price of our Common Stock on such date ($17.64 per share) for purposes of calculating the value of any stock awards in accordance with the SEC rules under the Exchange Act. See the discussion that follows the table for additional information regarding the estimated payments and benefits.

Name and Description of Potential Payments	Voluntary Termination	Involuntary Termination Not for Cause	Involuntary Termination for Cause	Change in Control without Termination	Change in Control with Termination	Death	Disability	Retirement
Terence W. Edwards								
Severance	$ —	$ 572,135	$ —	$ —	$ 572,135	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	673,301	673,301	673,301	673,301	—
Accelerated Payout of 2007 MIPs	—	—	—	—	—	—	—	—
Retirement Plans	—	—	—	—	—	—	—	281,243
Deferred Compensation	564,508	564,508	564,508	—	564,508	564,508	564,508	564,508
Total	$564,508	$1,136,643	$564,508	$ 673,301	$1,809,944	$1,237,809	$1,237,809	$845,751
Clair M. Raubenstine								
Severance	$ —	$ 507,500	$ —	$ —	$ 507,500	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	—	—	—	—	—
Accelerated Payout of 2007 MIPs	—	—	—	—	—	—	—	—
Retirement Plans	—	—	—	—	—	—	—	—
Deferred Compensation	—	—	—	—	—	—	—	—
Total	$ —	$ 507,500	$ —	$ —	$ 507,500	$ —	$ —	$ —
George J. Kilroy								
Severance	$ —	$1,800,000	$ —	$ —	$1,800,000	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	605,475	605,475	605,475	605,475	—
Accelerated Payout of 2007 MIPs	—	—	—	450,000	450,000	450,000	—	—
Retirement Plans	—	—	—	—	—	—	—	773,402
Deferred Compensation	—	—	—	—	—	—	—	—
Total	$ —	$1,800,000	$ —	$1,055,475	$2,855,475	$1,055,475	$ 605,475	$773,402
Mark R. Danahy								
Severance	$ —	$ 170,000	$ —	$ —	$ 170,000	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	413,676	413,676	413,676	413,676	—
Accelerated Payout of 2007 MIPs	—	—	—	243,750	243,750	243,750	—	—
Retirement Plans	—	—	—	—	—	—	—	—
Deferred Compensation	—	—	—	—	—	—	—	—
Total	$ —	$ 170,000	$ —	$ 657,426	$ 827,426	$ 657,426	$ 413,676	$ —
William F. Brown								
Severance	$ —	$ 900,000	$ —	$ —	$ 900,000	$ —	$ —	$ —
Accelerated Vesting of Stock Awards	—	—	—	301,521	301,521	301,521	301,521	—
Accelerated Payout of 2007 MIPs	—	—	—	—	—	—	—	—
Retirement Plans	—	—	—	—	—	—	—	101,385
Deferred Compensation	—	—	—	—	—	—	—	—
Total	$ —	$ 900,000	$ —	$ 301,521	$1,201,521	$ 301,521	$ 301,521	$101,385

The amounts shown in the table above include estimates of what would be paid to the Named Executive Officers upon the occurrence of the specified event. The actual amounts to be paid to the Named Executive Officers can only be determined at the time of such event. We have included payments related to the Retirement Plans and the Deferred Compensation Plan in the table since these are frozen plans and are not available to all of our current employees. We have not included payments related to the Retirement Plans in the specified events other than the "Retirement" column, as these payments are not triggered by termination, death or disability of the Named

Executive Officer or a change in control. These amounts would be payable to the Named Executive Officer at some time after the specified event once the minimum retirement age and other PHH Pension Plan requirements were met. In addition, the table does not include payments of life or disability insurance payable upon the death or disability of the Named Executive Officers as these benefits are available to all employees on the same basis.

Potential Payments and Benefits

Severance. We provide post-termination payments of salary or severance to our Named Executive Officers under a policy applicable to our executive officers in the event of a reduction in our workforce or the elimination or discontinuation of their position. Pursuant to our policy, the minimum severance is 26 weeks of base salary and the maximum severance is 52 weeks of base salary for the Named Executive Officers payable in a lump sum amount. In June 2007 in connection with the Merger, we entered into 2007 Severance Agreements with Messrs. Kilroy and Brown that provide for enhanced post-termination payments in the event a "termination event" (as defined in the 2007 Severance Agreement) occurred on or prior to the first anniversary of the effective time of the Merger. In addition, the amounts shown in the table include $7,500 in outplacement services pursuant to our severance policy, except under the "Change in Control with Termination" column for Messrs. Kilroy and Brown. These services may be declined by the Named Executive Officer in lieu of an equivalent cash payment. The payment of severance under the severance policy and 2007 Severance Agreements is conditioned upon, among other things, the execution of a general release of us by the executive officer. See "— Change in Control and Other Severance Arrangements" above for information regarding the 2007 Severance Agreements.

Accelerated Vesting of Stock Awards. All of the stock awards made to our Named Executive Officers have been granted under the 2005 Equity and Incentive Plan and are subject to the vesting and other terms set forth in award agreements and the 2005 Equity and Incentive Plan. Pursuant to the terms of the 2005 Equity and Incentive Plan, in the event of a Change in Control (defined below), any Stock Option award carrying a right to exercise that was not previously vested and exercisable becomes fully vested and exercisable, and any restrictions, deferral limitations, payment conditions and forfeiture conditions for PHH RSU awards lapse and such awards are deemed fully vested. In addition, any performance conditions imposed with respect to such awards are deemed to be fully achieved. Pursuant to the terms of the 2005 Equity and Incentive Plan, a Change in Control is deemed to have occurred if:

- any person, as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than (i) us, (ii) any trustee or other fiduciary holding securities under one of our employee benefit plans and (iii) any corporation owned, directly or indirectly, by our stockholders in substantially the same proportions as their ownership of our Common Stock), is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of our Common Stock representing 30% or more of the combined voting power of our then outstanding voting securities (excluding any person who becomes such a beneficial owner in connection with a transaction immediately following which the individuals who comprise our Board of Directors immediately prior thereto constitute at least a majority of the Board of Directors of the entity surviving such transaction or, if we or the entity surviving the transaction is then a subsidiary, the ultimate parent thereof);

- the following individuals cease for any reason to constitute a majority of the number of Directors then serving: individuals who constitute the Board and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of Directors) whose appointment or election by the Board or nomination for election by our stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors or whose appointment, election or nomination for election was previously so approved or recommended;

- there is consummated a merger or consolidation of us or any of our direct or indirect subsidiaries with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise our Board of Directors immediately prior thereto constitute at least a majority of the Board of Directors of the entity surviving such merger or consolidation or, if we or the entity surviving such merger is then a subsidiary, the ultimate parent thereof or

- our stockholders approve a plan of complete liquidation or there is consummated an agreement for the sale or disposition by us of all or substantially all of our assets (or any transaction having a similar effect), other than a sale or disposition by us of all or substantially all of our assets to an entity, immediately following which the individuals who comprise our Board of Directors immediately prior thereto constitute at least a majority of the Board of the entity to which such assets are sold or disposed of or, if such entity is a subsidiary, the ultimate parent thereof.

The amounts in the table are calculated using the closing price of our Common Stock on December 31, 2007 and the number of Stock Options and PHH RSUs used to calculate the amounts in the table are those unexercisable Stock Options and unvested PHH RSUs which became exercisable and vested as a result of the Change in Control event pursuant to the SEC rules under the Exchange Act.

Accelerated Payout of 2007 MIPs. Our short-term cash incentive plans for our executive officers are the 2007 MIPs, which are governed by the terms of the 2005 Equity and Incentive Plan and the respective 2007 MIPs. During 2007, Messrs. Kilroy and Danahy were the only participating Named Executive Officers in the 2007 MIPs. As discussed above with regard to stock awards, in the event of a Change in Control, the performance conditions imposed with respect to such awards are deemed to be fully achieved and the target payout amount is payable to the Named Executive Officers. In the event of the death of a Named Executive Officer, the performance conditions under the 2007 MIPs are deemed to be fully achieved and the target payout amount, pro rated according to the time the Named Executive Officer participated in the performance period, is payable to the Named Executive Officer's estate. See "— Grants of Plan-Based Awards for 2007" above for information regarding the 2007 MIPs.

Retirement Plans. Messrs. Edwards, Kilroy and Brown were participants in the PHH Pension Plan and PHH Retiree Medical Plan which were available to all employees prior to 1999. Participants are entitled to payments in the form of an annuity upon attaining retirement age. The amounts reflected in the table are based on the estimated present value on December 31, 2007 of the payout for each participating Named Executive Officer assuming he had attained the normal retirement age of 65. None of the participating Named Executive Officers, except for Mr. Kilroy, had attained the minimum retirement age under the PHH Pension Plan as of December 31, 2007. See "— Pension Benefits for 2007" above for more information.

Deferred Compensation. Mr. Edwards is the only Named Executive Officer who is a participant in the Deferred Compensation Plan. Participants are entitled to a distribution under the Deferred Compensation Plan when they cease employment with us for any reason. Distributions may be made in lump sum or in monthly, quarterly or annual installments for up to ten years at the election of the participant. See "— Non-qualified Deferred Compensation for 2007" above for more information.

PERFORMANCE GRAPH

The following graph and table compare the cumulative total stockholder return on our Common Stock with (i) the Russell 2000 Index and (ii) the Russell 2000 Financial Services Index. On January 31, 2005, all shares of our Common Stock were spun-off from Cendant to the holders of Cendant's common stock on a pro rata basis. Our Common Stock began trading on the NYSE on February 1, 2005.



Russell 2000
Russell 2000 Financial Services
PHH Common Stock
$155
$145
$135
$125
$115
$105
$95
$85
$75
2/1/2005
6/30/2005
12/31/2005
6/30/2006
12/31/2006
6/30/2007
12/31/2007

	Investment Value as of						
	2/1/2005	6/30/2005	12/31/2005	6/30/2006	12/31/2006	6/30/2007	12/31/2007
Russell 2000 Index	$100.00	$102.37	$108.39	$117.29	$128.30	$136.57	$126.29
Russell 2000 Financial Services Index	100.00	101.60	104.42	111.72	120.83	113.71	97.15
PHH Common Stock	100.00	117.44	127.95	125.75	131.83	142.51	80.55

The graph and chart above assume that $100 was invested in the Russell 2000 Index, the Russell 2000 Financial Services Index and our Common Stock on February 1, 2005. Total stockholder returns assume reinvestment of dividends. The stock price performance depicted in the graph and table above may not be indicative of future stock price performance.

EQUITY COMPENSATION PLAN INFORMATION

The table below reflects the number of securities issued and the number of securities remaining which were available for issuance under the 2005 Equity and Incentive Plan as of December 31, 2007.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders[1]	4,104,542[2]	$ 19.26[3]	1,745,020
Equity compensation plans not approved by security holders	—	—	—
Total	4,104,542[2]	$ 19.26[3]	1,745,020

(1) Our 2005 Equity and Incentive Plan was approved on January 14, 2005 by Cendant as our sole shareholder.

(2) Includes 1,055,240 PHH RSUs and 3,049,302 Stock Options, of which 634,519 PHH RSUs and 64,438 Stock Options are subject to performance-based vesting at target levels or upon a change in control. Depending upon

the level of achievement of these performance goals, all or a portion of the performance-based stock awards may not vest.

(3) Because there is no exercise price associated with the restricted stock units, those restricted stock units described in Note 2 above are not included in the weighted-average exercise price calculation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions

We review any relationships or transactions in which we and our Directors and executive officers, or their immediate family members, are participants to determine whether these persons have a direct or indirect material interest. Our Directors Code and our Employees and Officers Code provide specific provisions regarding such relationships between our Directors and executive officers and us. The Corporate Governance Committee and the Corporate Compliance Officer review any such relationships identified under the Directors Code and the Employees and Officers Code, respectively, which are then reviewed and approved by the Board of Directors at least annually. The Directors Code sets forth the following guidelines for relationships that do not require Board approval:

- the Director's sole interest in the arrangement is by virtue of his or her status as a director, executive officer and/or holder of less than 10% equity interest (other than a general partnership interest) in an entity with which we have concluded such an arrangement;
- the arrangement involves payments to or from the entity that constitute less than the greater of $1 million or 2% of the entity's consolidated gross revenues; and
- the Director is not personally involved in (i) the negotiation and execution of the arrangement, (ii) performance of the services or provision of the goods or (iii) the monetary arrangement.

See "Corporate Governance — Code of Business Conduct and Ethics for Directors" and "— Code of Conduct for Employees and Officers" on page 13 for more information. Our legal staff is responsible for the development and implementation of processes and controls, including regular director and officer questionnaires, to obtain information from the Directors and executive officers with respect to related person transactions. Based on the facts and circumstances identified through these information gathering processes, the Board of Directors determines whether the company or a related person has a direct or indirect material interest in any transactions identified.

Certain Business Relationships

A.B. Krongard, our Non-Executive Chairman, is also an outside director on the global Board of Directors for our principal outside law firm, DLA Piper. Our legal fees and disbursements paid to DLA Piper during 2007 were less than 0.2% of the firm's gross revenues for 2007.

James W. Brinkley, one of our Directors, became Vice Chairman of Smith Barney's Global Private Client Group following Citigroup's acquisition of LMWW in December 2005. We have certain relationships with the Corporate and Investment Banking segment of Citigroup, including financial services, commercial banking and other transactions. The fees paid to Citigroup, including interest expense, were approximately $56 million for 2007, representing less than 0.1% of Citigroup's revenues. Citigroup Global Markets, Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC were joint book-running managers for our offering of 4.00% Convertible Senior Notes due 2012 that closed on April 2, 2008, which is discussed in more detail below under Proposal No. 2. Citigroup is a lender, along with various other lenders, in several of our credit facilities. As discussed in more detail below under Proposal No. 2, we used a portion of our net proceeds from the offering to reduce the principal balance under one of these credit facilities. Our maximum indebtedness to Citigroup during 2007 was $896 million, representing less than 0.1% of Citigroup's total consolidated assets, and was made in the ordinary course of business upon terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable loans.

Mr. Brinkley's son, Douglas Brinkley, is a principal at Colliers Pinkard, a member firm of Colliers, which provides certain lease management services to us. The fees paid to Colliers during 2007 were approximately $341,000, representing less than 0.2% of Colliers' annual revenues.

Bradford C. Burgess, who serves as a Director, Business Development at PHH Arval since 2001, is the son-in-law of George J. Kilroy, one of our Directors and President and Chief Executive Officer of PHH Arval. Mr. Burgess received compensation, including base and bonus payments, of $150,042 for 2007 and was eligible to participate in employee benefit plans available to employees generally. His compensation and benefits were commensurate with other employees in comparable positions at PHH Arval.

Indebtedness of Management

One or more of our mortgage lending subsidiaries has made, in the ordinary course of business, mortgage loans and/or home equity lines of credit to Directors and executive officers and their immediate families. Such mortgage loans and/or home equity lines of credit were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with our other customers generally, and they did not involve more than the normal risk of collectibility or present other unfavorable features. Generally, we sell these mortgage loans and/or home equity lines of credit, soon after origination, into the secondary market in the ordinary course of business.

PROPOSAL NO. 2 — APPROVAL OF THE ISSUANCE OF UP TO 12,195,375 SHARES OF COMMON STOCK UPON CONVERSION OF OUR 4.00% CONVERTIBLE SENIOR NOTES DUE 2012, UP TO 12,195,375 SHARES OF COMMON STOCK PURSUANT TO RELATED CONVERTIBLE NOTE HEDGE TRANSACTIONS AND UP TO 12,195,375 SHARES OF COMMON STOCK UPON EXERCISE OF RELATED WARRANTS

The Offering of the Notes, Convertible Note Hedge Transactions and Warrant Transactions

On March 27, 2008, we entered into a Purchase Agreement (the "Purchase Agreement") with Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Wachovia Capital Markets, LLC (collectively, the "Initial Purchasers"), with respect to our issuance and sale in a private placement of 4.00% Convertible Senior Notes due 2012 (the "Notes"). Pursuant to the Purchase Agreement we issued $250 million in aggregate principal amount of the Notes on April 2, 2008. Holders of the Notes will receive cash up to the principal amount upon conversion of the Notes, and any excess conversion value will be delivered, at our election, in cash, shares of our Common Stock or a combination of cash and Common Stock. Concurrently with the pricing of the Notes on March 27, 2008, we entered into related convertible note hedge transactions (collectively, the "Note Hedges") with financial institutions that are affiliates of the Initial Purchasers (collectively, the "Option Counterparties"). The Note Hedges cover, subject to anti-dilution adjustments substantially identical to those in the Notes, 12,195,125 shares of our Common Stock. Separately and concurrently with the pricing of the Notes on March 27, 2008, we entered into related warrant transactions (collectively, the "Warrant Transactions") whereby we sold to the Option Counterparties warrants to acquire, subject to anti-dilution adjustments, 12,195,125 shares of our Common Stock (the "Warrants").

Under the rules of the NYSE (the "NYSE Rules"), we cannot issue shares of our Common Stock or securities convertible into Common Stock that will, or will upon issuance, equal or exceed 20% of our outstanding shares of Common Stock without first obtaining stockholder approval. Although we do not anticipate issuing the full number of shares of Common Stock into which the Notes, Note Hedges and Warrant Transactions are convertible or exchangeable for the reasons discussed below, the NYSE has aggregated the transactions for purposes of the NYSE Rules such that the Notes, Note Hedges and Warrant Transactions are deemed to be convertible into or exchangeable for an aggregate of 36,585,375 shares of Common Stock (or approximately 67.5% of our outstanding shares of Common Stock as of April 2, 2008). Accordingly, we are not able to issue more than approximately 10,821,932 shares of Common Stock, or 19.99% of the number of our shares of Common Stock outstanding on April 2, 2008, into which the Notes, the Note Hedges or the Warrant Transactions are convertible or exchangeable unless and until we receive stockholder approval of this proposal. We provided the NYSE with an undertaking not to issue shares of Common Stock into which the Notes, the Note Hedges and Warrant Transactions are convertible or exchangeable in excess of the NYSE's 20% limit unless and until we received stockholder approval to do so. We are, therefore, asking you to consider and vote upon this proposal to approve the issuance of up to 12,195,375 shares of Common Stock issuable upon conversion the Notes, up to 12,195,375 shares of Common Stock issuable pursuant to the Note Hedges and up to 12,195,375 shares of Common Stock issuable upon exercise of the Warrants in accordance with the rules of the NYSE and consistent with our undertaking to the NYSE.

We determined that the offering of the Notes and the Note Hedges and Warrant Transactions could provide us with financing on terms that were more favorable to us as compared to our other available financing options, including lower interest rates, the absence of collateral requirements and relatively fewer covenant restrictions on our ongoing business, despite the potential dilution of our Common Stock. The Note Hedges and Warrant Transactions are intended to reduce the potential dilution to our Common Stock from any conversions of the Notes. Under the terms of the Note Hedges and Warrant Transactions, we are able to demand under certain circumstances that the counterparties to the Note Hedges and Warrant Transactions pay us cash, in the case of the Note Hedges, or deliver shares of our Common Stock to us, in the case of the Warrant Transactions, that we will then deliver to the holders of the Notes to satisfy our obligations to pay principal and interest upon conversion of the Notes. Although we completed the offering of the Notes and the Note Hedges and Warrant Transactions without stockholder approval, we desire to obtain stockholder approval under the NYSE Rules in order to have the flexibility to issue the maximum number of shares of our Common Stock into which the Notes, Note Hedges and Warrant Transactions are convertible or exchangeable. Our ability to do so will provide us with greater flexibility in discharging our obligations under the Notes, Note Hedges and Warrant Transactions and enable us to reduce our cash expenditures and/or potential needs for additional financing upon the conversion of the Notes.

The Offering of the Notes. The Notes are governed by an indenture, dated as of April 2, 2008 (the "Indenture"), between us and The Bank of New York, as trustee. The Notes bear interest at a rate of 4.00% per year, payable semiannually in arrears in cash on April 15th and October 15th of each year, beginning on October 15, 2008. The Notes will mature on April 15, 2012. Holders may convert their Notes at their option on any day prior to the close of business on the "scheduled trading day" (as defined in the Indenture) immediately preceding October 15, 2011, but only if the trading price of the Notes or our Common Stock meet certain specified conditions. The Notes will be freely convertible at any time from, and including, October 15, 2011 through the third scheduled trading day immediately preceding the maturity date of the Notes. Upon conversion of the Notes, holders will receive cash up to the principal amount, and any excess conversion value will be delivered, at our election, in cash, shares of our Common Stock or a combination of cash and Common Stock. The initial conversion rate for the Notes is 48.7805 shares of Common Stock per $1,000 in principal amount of Notes, equivalent to a conversion price of approximately $20.50 per share of Common Stock. The conversion rate and the conversion price are subject to adjustment in certain events, such as distributions of dividends or stock splits. Subject to certain exceptions, holders may require us to repurchase for cash all or part of their Notes upon a "fundamental change" (as defined in the Indenture) at a price equal to 100% of the principal amount of the Notes being repurchased plus any accrued and unpaid interest up to, but excluding, the relevant repurchase date. We may not redeem the Notes prior to maturity. In addition, upon a "make-whole fundamental change" (as defined in the Indenture), we will in some cases increase the conversion rate for a holder that elects to convert its Notes in connection with such make-whole fundamental change. The Notes are our senior unsecured obligations and rank equally with all of our existing and future senior debt and senior to all of our subordinated debt.

Our net proceeds from the offering were approximately $241 million. We used approximately $28 million of the net proceeds of the offering to pay the net cost of the convertible bond hedge and warrant transactions described below under the caption "Convertible Bond Hedge and Warrant Transactions". We used the balance of the net proceeds of the offering to reduce the principal balance outstanding under the Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of January 6, 2006, among us, a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent.

Convertible Note Hedge and Warrant Transactions. The Note Hedges are intended to reduce the potential dilution upon conversion of the Notes in the event that the market value per share of our Common Stock, as measured under the Notes, at the time of exercise is greater than the conversion price of the Notes. The Note Hedges are separate transactions, entered into by us with the Option Counterparties, and are not part of the terms of the Notes. Holders of the Notes will not have any rights with respect to the Note Hedges.

The Note Hedges and Warrant Transactions are intended to reduce potential dilution to our Common Stock upon potential future conversion of the Notes and generally have the effect of increasing the conversion price of the Notes to $27.20 per share, representing a 60% premium based on the closing price of our Common Stock on March 27, 2008. If the market value per share of our Common Stock, as measured under the Warrants, exceeds the strike price of the Warrants, the Warrants will have a dilutive effect on our earnings per share. The Warrant Transactions are separate transactions, entered into by us with the Option Counterparties, and are not part of the terms of the Notes. Holders of the Notes will not have any rights with respect to the Warrants.

The terms of the Purchase Agreement, Note Hedges and Warrant Transactions are complex. This summary of the terms is general in nature and is qualified by reference to the actual forms of the agreements, which are attached as exhibits to our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on April 4, 2008 (the "April Form 8-K"). Stockholders desiring a more complete understanding of the terms of the Purchase Agreement, Note Hedges and Warrant Transactions are urged to read the April Form 8-K and the exhibits thereto.

Vote Required. Under the NYSE Rules, we must obtain stockholder approval of the issuance of the shares of our Common Stock into which the Notes, Note Hedges and Warrants are convertible into or exchangeable for by an affirmative vote of the holders of a majority of all votes entitled to be cast on the proposal before we will be entitled to issue shares of our Common Stock equal to or in excess of 20% or more of our outstanding shares of Common Stock. Abstentions and broker non-votes will count for the purpose of determining whether a quorum is present at the meeting, but will not be counted as votes cast or shares voting on the proposal and will have the same effect as a vote "AGAINST" the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE ISSUANCE OF UP TO 12,195,375 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES, UP TO 12,195,375 SHARES OF COMMON STOCK ISSUABLE PURSUANT TO THE RELATED NOTE HEDGE TRANSACTIONS AND UP TO 12,195,375 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE WARRANTS. UNLESS MARKED TO THE CONTRARY, PROXIES RECEIVED BY THE COMPANY WILL BE VOTED "FOR" THE APPROVAL OF PROPOSAL NO. 2.

PROPOSAL NO. 3 — RATIFICATION OF THE SELECTION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008. Deloitte & Touche LLP has served as our independent registered public accounting firm since prior to the Spin-Off. The submission of this matter for approval by stockholders is not legally required; however, the Board of Directors believes that such submission provides stockholders an opportunity to provide feedback to the Board of Directors on an important issue of corporate governance. If stockholders do not approve the selection of Deloitte & Touche LLP, the selection of such firm as our independent registered public accounting firm will be reconsidered. In the event that Deloitte & Touche LLP is unable to serve as independent registered public accounting firm for the fiscal year ending December 31, 2008 for any reason, the Audit Committee will appoint another independent registered public accountant firm. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions regarding the Company.

Vote Required. Approval of the ratification of selection of the Company's independent registered public accounting firm requires the affirmative vote of a majority of the shares of our Common Stock cast at the Annual Meeting, in person or by proxy, and entitled to vote; provided that a quorum is present. Pursuant to applicable Maryland law, in determining the number of affirmative votes, abstentions and broker non-votes will have no effect on the outcome of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. UNLESS MARKED TO THE CONTRARY, PROXIES RECEIVED BY THE COMPANY WILL BE VOTED "FOR" THE RATIFICATION OF THE SELECTION THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

REPORT OF THE AUDIT COMMITTEE

The purpose of the Audit Committee is to assist the Board of Directors in its oversight of (i) the integrity of the Company's financial statements, (ii) the qualifications and independence of the Company's independent registered public accounting firm (the "Independent Auditor"), (iii) the performance of the Independent Auditor and the Company's internal audit function, and (iv) the Company's compliance with legal and regulatory requirements. Management is responsible for the financial reporting process, including the preparation of the financial statements and system of internal controls. The Company's Independent Auditor is responsible for auditing the financial statements in accordance with generally accepted auditing standards and issuing an opinion as to whether the Company's financial statements are, in all material respects, presented fairly in conformity with generally accepted accounting principles. The Audit Committee operates pursuant to a written charter.

In this context, the Committee has met and held discussions with management and the Independent Auditor regarding the fair and complete presentation of the Company's results, the assessment of the Company's internal control over financial reporting and significant accounting policies applied by the Company in its financial statements, including alternative treatments. Management represented to the Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Committee has reviewed and discussed the audited financial statements with management and the Independent Auditor. The Committee also discussed with the Independent Auditor those matters required by Statement of Auditing Standards No. 61, "Communications with Audit Committees," as amended.

In addition, the Audit Committee discussed with the Independent Auditor the firm's independence from the Company and management, and the Independent Auditor has provided the written disclosures and letter as required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees."

The Audit Committee discussed with the Company's internal auditor and Independent Auditor the overall scope and plans for their respective audits. The Audit Committee met with the internal auditor and the Independent Auditor, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, the inclusion of the audited financial statements in the Company's 2007 Annual Report filed with the SEC.

Audit Committee of the Board of Directors
Francis J. Van Kirk (Chairman)
Ann D. Logan
Jonathan D. Mariner

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Audit Committee is responsible for pre-approving all audit services and permitted non-audit services, including the fees and terms thereof, to be performed for us and our subsidiaries by our independent registered public accounting firm (the "Independent Auditor"). The Audit Committee has adopted a pre-approval policy and implemented procedures which provide that all engagements of our Independent Auditor are reviewed and pre-approved by the Audit Committee, subject to the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which our Audit Committee approves prior to the completion of the audit. The pre-approval policy also permits the delegation of pre-approval authority to a member of the Audit Committee between meetings of the Audit Committee, and any such approvals are reviewed and ratified by the Audit Committee at its next scheduled meeting.

For the years ended December 31, 2007 and 2006, professional services were performed for us by Deloitte & Touche LLP, our Independent Auditor, pursuant to the oversight of our Audit Committee. Audit and audit-related fees aggregated $8.7 million and $12.1 million for the years ended December 31, 2007 and 2006, respectively. Set forth below are the fees billed to us by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates. All fees and services were approved in accordance with the Audit Committee's pre-approval policy.

Fees by Type	Year Ended December 31, 2007	Year Ended December 31, 2006
	(In millions)	
Audit fees	$7.8	$11.4
Audit-related fees	0.9	0.7
Tax fees	0.6	0.4
All other fees	0.3	—
Total	$9.6	$12.5

Audit Fees. The aggregate fees billed for professional services rendered by the Independent Auditor were $7.8 million and $11.4 million for the years ended December 31, 2007 and 2006, respectively, and primarily related to the annual audits of the Consolidated Financial Statements included in our Annual Reports on Form 10-K and our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, the reviews of the Consolidated Financial Statements included in our Quarterly Reports on Form 10-Q and services provided in connection with regulatory and statutory filings.

Audit-Related Fees. Audit-related fees billed during the year ended December 31, 2007 and 2006 were $0.9 million and $0.7 million, respectively, and primarily related to audit fees for our employee benefit plans, comfort letters for securitization transactions and agreed-upon procedures.

Tax Fees. The aggregate fees billed for tax services during the years ended December 31, 2007 and 2006 were $0.6 million and $0.4 million, respectively. These fees related to tax compliance, tax advice and tax planning for the years ended December 31, 2007 and 2006.

All Other Fees. The aggregate fees billed for all other services during the year ended December 31, 2007 were approximately $0.3 million, and these services related to the Merger Agreement with GE and its wholly owned subsidiary, Jade. There were no amounts billed for other services during the year ended December 31, 2006.

LEGAL PROCEEDINGS

Following the announcement of the Merger in March 2007, two purported class actions were filed against us and each member of our Board of Directors in the Circuit Court for Baltimore County, Maryland (the "Court"). The first of these actions also named GE and Blackstone as defendants. The plaintiffs sought to represent an alleged class consisting of all persons (other than our officers and Directors and their affiliates) holding our Common Stock. In support of their request for injunctive and other relief, the plaintiffs alleged, among other matters, that the members of the Board of Directors breached their fiduciary duties by failing to maximize stockholder value in approving the Merger Agreement. On or about April 10, 2007, the claims against Blackstone were dismissed without prejudice. On May 11, 2007, the Court consolidated the two cases into one action. On July 27, 2007, the plaintiffs filed a consolidated amended complaint. This pleading did not name GE or Blackstone as defendants. It essentially repeated the allegations previously made against the members of our Board of Directors and added allegations that the disclosures made in the preliminary proxy statement filed with the SEC on June 18, 2007 omitted certain material facts. On August 7, 2007, the Court dismissed the consolidated amended complaint on the ground that the plaintiffs were seeking to assert their claims directly, whereas, as a matter of Maryland law, claims that directors have breached their fiduciary duties can only be asserted by a stockholder derivatively. The plaintiffs have the right to appeal this decision.

OTHER BUSINESS

As of April 17, 2008, our Board of Directors is not aware of any other business to come before the meeting. However, if any additional matters are presented at the meeting, it is the intention of the persons named in the accompanying proxy to vote in accordance with their judgment on those matters.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" into this Proxy Statement documents that we have filed with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this Proxy Statement. We incorporate by reference Items 7, 7A, 8 and 9 from the Company's 2007 Annual Report. A copy of the 2007 Annual Report is enclosed with the Proxy Statement. In addition, representatives of Deloitte & Touche LLP will be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate stockholder questions regarding the Company.

STOCKHOLDER PROPOSALS FOR ANNUAL MEETING OF STOCKHOLDERS FOR 2009

Proposals from stockholders are given careful consideration by us in accordance with Rule 14a-8 of the Exchange Act ("Rule 14a-8"). We provide all stockholders with the opportunity, under certain circumstances and consistent with our by-laws and the rules of the Securities and Exchange Commission, to participate in the governance of the Company by submitting stockholder proposals that they believe merit consideration at the annual meeting of stockholders for 2009. To enable management to analyze and respond to proposals or director nominations stockholders to have included in the Proxy Statement and proxy card for that annual meeting, any such proposal or director nomination must be received by us in writing no later than January 2, 2009 consistent with Rule 14a-8. Any stockholder proposal or director nomination for the annual meeting of stockholders for 2009 that is not intended for inclusion in the Proxy Statement and proxy card will be considered "untimely" if it is received by us earlier than February 11, 2009 or after March 13, 2009. An untimely proposal may not be brought before or considered at our annual meeting of stockholders for 2009. Any stockholder proposal or director nomination submitted must also be made in compliance with our by-laws. For more information regarding our by-law procedures for director nominations, please refer to "Corporate Governance—Nomination Process and Qualifications for Director Nominees."

Proxies solicited by the Board of Directors for the annual meeting of stockholders for 2009 may confer discretionary authority to vote on any untimely stockholder proposals or director nominations without express direction from stockholders giving such proxies. All stockholder proposals and director nominations must be addressed to the attention of the Secretary at PHH Corporation, 3000 Leadenhall Road, Mount Laurel, New Jersey 08054. The Chairman of the annual meeting of stockholders may refuse to acknowledge the introduction of any stockholder proposal or director nomination not made in compliance with the foregoing procedures.

By Order of the Board of Directors



William F. Brown
Senior Vice President, General Counsel and Secretary

PHH CORPORATION

INDEPENDENCE STANDARDS FOR DIRECTORS

The Board of Directors has adopted Corporate Governance Guidelines that contain director qualifications including director independence. No director will be considered "independent" unless the Board affirmatively determines that the director has no material relationship with PHH Corporation or any of its subsidiaries (together, the "Company"), either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company. When making independence determinations, the Board will consider all relevant facts and circumstances, as well as all applicable legal and regulatory requirements, including NYSE corporate governance requirements and the rules and regulations of any other regulatory or self-regulatory body with jurisdiction over the Company. Notwithstanding the foregoing, none of the following relationships shall automatically disqualify any director or nominee from being considered "independent":

(a) More than three years ago, (i) the director was employed by the Company, or (ii) an immediate family member of the director was employed by the Company as an executive officer;

(b) (i) During any twelve-month period during the preceding three years, the director has received, or has an immediate family member who has received, less than $100,000 in direct compensation from the Company; or (ii) during any twelve-month period during the preceding three years the director has received, or has an immediate family member who has received, director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or (iii) more than three years ago, the director has received, or has an immediate family member who has received, any such compensation (including amounts over $100,000 per year);

(c) The director or an immediate family member of the director is or was employed within the past three years as an executive officer of another organization for which any of the Company's present executive officers at the same time serves or served on that organization's board of directors (or similar body) or any committee thereof, except that the foregoing shall not apply to service by such executive officer on such organization's compensation committee;

(d) (i) The director is or was an employee, executive officer, partner (other than a limited partner) or significant equity holder of another organization that made payments to, or received payments from, the Company for property or services in an amount which, in any single fiscal year, is less than the greater of $1.0 million or 2% of such other organization's consolidated gross revenues, or (ii) an immediate family member of the director is or was an executive officer of another company that made payments to, or received payments from, the Company for property or services in an amount which, in any single fiscal year, is less than the greater of $1.0 million or 2% of such other company's consolidated gross revenues;

(e) The director is or was an executive officer, partner or significant equity holder of another organization that is indebted to the Company, or to which the Company is or was indebted, and the total amount of indebtedness is 2% or less of the total consolidated assets of such organization; or

(f) The director is or was an executive officer, trustee or director of a foundation, university or other non-profit or charitable organization receiving grants, endowments or other contributions from the Company, in any single fiscal year, less than the greater of $1.0 million or 2% of such charitable organization's consolidated gross revenues; or

(g) The director or an immediate family member of the director owns 10% or less of the equity of the Company or 5% or less of the equity of an organization that has a relationship with the Company.

In addition to these guidelines, members of certain committees of the Board, such as the Audit Committee, are subject to heightened standards of independence under various rules and regulations.

For purposes of these guidelines: (1) compensation received by an immediate family member of a director for service as a non-executive employee of the Company shall not be considered in determining independence under (b), above; (2) in applying the test under (d), above, both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year and the look-back provisions shall apply solely to the financial relationship between the Company and the director or immediate family member's current employer and not to former employment of the director or immediate family member; (3) an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home, but in applying any lookback provisions, the Company will not consider individuals who are no longer immediate family members as a result of legal separation or divorce or those who have died or become incapacitated; (4) a significant equity holder of an organization will normally be considered a stockholder, limited partner or member owning 10% or more of the voting or equity interests in that organization; and (5) a director's service as a non-employee Chairman of the Board of Directors of the Company shall not be deemed employment by the Company under (a) above.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File No. 1-7797

PHH CORPORATION

(Exact name of registrant as specified in its charter)

MARYLAND *(State or other jurisdiction of incorporation or organization)*	**52-0551284** *(I.R.S. Employer Identification Number)*
3000 LEADENHALL ROAD **MT. LAUREL, NEW JERSEY** *(Address of principal executive offices)*	**08054** *(Zip Code)*

856-917-1744

(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, par value $0.01 per share	The New York Stock Exchange
Preference Stock Purchase Rights	The New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of our Common stock held by non-affiliates of the registrant as of June 30, 2007 was $1.669 billion.

As of February 15, 2008, there were 54,128,393 shares of PHH Common stock outstanding.

Documents Incorporated by Reference: Portions of the registrant's definitive Proxy Statement for the 2008 Annual Meeting of Stockholders, which will be filed by the registrant on or prior to 120 days following the end of the registrant's fiscal year ended December 31, 2007 are incorporated by reference in Part III of this Report.

TABLE OF CONTENTS

Except as expressly indicated or unless the context otherwise requires, the "Company," "PHH," "we," "our" or "us" means PHH Corporation, a Maryland corporation, and its subsidiaries. During 2006, our former parent company, Cendant Corporation, changed its name to Avis Budget Group, Inc. (see Note 1, "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for the year ended December 31, 2007 ("Form 10-K")); however, within this Form 10-K, PHH's former parent company, now known as Avis Budget Group, Inc. (NYSE: CAR) is referred to as "Cendant."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are subject to known and unknown risks, uncertainties and other factors and were derived utilizing numerous important assumptions that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements.

Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may fluctuate" and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and are not historical facts. Forward-looking statements in this Form 10-K include, but are not limited to, the following: (i) our expectation that the cost of funding obtained through multi-seller conduits will be adversely impacted in 2008 compared to such costs prior to the disruption in the asset-backed securities market; (ii) the belief that we have developed an industry-leading technology infrastructure; (iii) the expectation that the unpaid principal balance of loans for which we sold the underlying mortgage servicing rights as of December 31, 2007 will be transferred to the purchaser's systems during the second quarter of 2008; (iv) the expectation that our mortgage loan originations from our Mortgage Production segment in the year ended December 31, 2008 will be comprised of a similar portion of mortgage loan originations arising out of our arrangements with Realogy Corporation ("Realogy") as during the year ended December 31, 2007; (v) the expectation that our agreements and arrangements with Cendant and Realogy will continue to be material to our business; (vi) the beliefs that the restrictions under our loan agreements will not materially limit our operations or our ability to make dividend payments on our Common stock; (vii) our belief that any existing legal claims or proceedings would not have a material adverse effect on our business, financial position, results of operations or cash flows; (viii) our expectations regarding lower origination volumes, home sale volumes and increasing competition in the mortgage industry and our intention to take advantage of this environment by leveraging our existing mortgage origination services platform to enter into new outsourcing relationships; (ix) our expectations regarding our mortgage originations from refinance activity and our purchase originations during 2008; (x) our expectation that our new mortgage outsourcing relationships as of the filing date of this Form 10-K will result in approximately $1.3 billion of incremental mortgage origination volume in 2008; (xi) our expectation regarding delinquency and foreclosure rates during 2008 and the expected impact on our foreclosure losses; (xii) our expected savings during 2008 from cost-reducing initiatives implemented in our Mortgage Production and Mortgage Servicing segments; (xiii) our expectation that there will be little or no growth in the fleet management services market during 2008; (xiv) our belief that growth in our Fleet Management Services segment will be negatively impacted during 2008 by the terminated Merger (as defined in "Item 1. Business—Recent Developments"); (xv) our expectation that the costs of issuing asset-backed commercial paper will be higher in 2008 compared to such costs prior to the disruption in the asset-backed securities market; (xvi) our expectation that the sale of mortgage servicing rights during 2007 will result in a proportionate decrease in our Net revenues for the Mortgage Servicing segment in 2008; (xvii) our belief that our sources of liquidity are adequate to fund operations for the next 12 months; (xviii) our expected capital expenditures for 2008; (xix) our expectation that the increase in the fee rates under certain of our vehicle management asset-backed debt arrangements during 2007 will increase Fleet interest expense without a corresponding increase in Fleet leasing revenue during the term of that arrangement; (xx) our belief that we would have various periods to cure an event of default if one or more notices of default were to be given by our lenders or trustees under certain of our financing agreements; (xxi) our expectation that the London Interbank Offered Rate ("LIBOR") and commercial paper, long-term United States ("U.S.")

Treasury and mortgage interest rates will remain our primary benchmark for market risk for the foreseeable future; (xxii) our expectations regarding the impact of the adoption of recently issued accounting pronouncements on our financial statements; (xxiii) our expectation that the amount of unrecognized income tax benefits will change in the next twelve months; (xxiv) the anticipated amounts of amortization expense for amortizable intangible assets for the next five fiscal years and (xxv) our expected contribution to our defined benefit pension plan during 2008.

The factors and assumptions discussed below and the risks and uncertainties described in "Item 1A. Risk Factors" could cause actual results to differ materially from those expressed in such forward-looking statements:

- the effects of environmental, economic or political conditions on the international, national or regional economy, the outbreak or escalation of hostilities or terrorist attacks and the impact thereof on our businesses;
- the effects of a decline in the volume or value of U.S. home sales, due to adverse economic changes or otherwise, on our Mortgage Production and Mortgage Servicing segments;
- the effects of changes in current interest rates on our Mortgage Production and Mortgage Servicing segments and on our financing costs;
- the effects of changes in spreads between mortgage rates and swap rates, option volatility and the shape of the yield curve, particularly on the performance of our risk management activities;
- our ability to develop and implement operational, technological and financial systems to manage growing operations and to achieve enhanced earnings or effect cost savings;
- the effects of competition in our existing and potential future lines of business, including the impact of competition with greater financial resources and broader product lines;
- our ability to quickly reduce overhead and infrastructure costs in response to a reduction in revenue;
- our ability to implement fully integrated disaster recovery technology solutions in the event of a disaster;
- our ability to obtain financing on acceptable terms to finance our growth strategy, to operate within the limitations imposed by financing arrangements and to maintain our credit ratings;
- our ability to maintain our relationships with our existing clients;
- a deterioration in the performance of assets held as collateral for secured borrowings, a downgrade in our credit ratings below investment grade or any failure to comply with certain financial covenants under our financing agreements and
- changes in laws and regulations, including changes in accounting standards, mortgage- and real estate-related regulations and state, federal and foreign tax laws.

Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control.

The factors and assumptions discussed above may have an impact on the continued accuracy of any forward-looking statements that we make. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1. *Business*

Recent Developments

On March 15, 2007, we entered into a definitive agreement (the "Merger Agreement") with General Electric Capital Corporation ("GE") and its wholly owned subsidiary, Jade Merger Sub, Inc. to be acquired (the "Merger"). In conjunction with the Merger, GE entered into an agreement (the "Mortgage Sale Agreement") to sell our mortgage operations (the "Mortgage Sale") to Pearl Mortgage Acquisition 2 L.L.C. ("Pearl Acquisition"), an affiliate of The Blackstone Group ("Blackstone"), a global investment and advisory firm.

On January 1, 2008, we gave a notice of termination to GE pursuant to the Merger Agreement because the Merger was not completed by December 31, 2007. On January 2, 2008, we received a notice of termination from Pearl Acquisition pursuant to the Mortgage Sale Agreement and on January 4, 2008, a Settlement Agreement (the "Settlement Agreement") between us, Pearl Acquisition and Blackstone Capital Partners V L.P. ("BCP V") was executed. Pursuant to the Settlement Agreement, BCP V paid us a reverse termination fee of $50 million and we agreed to pay BCP V up to $4.5 million for the reimbursement of certain fees for third-party consulting services incurred by BCP V and Pearl Acquisition in connection with the transactions contemplated by the Merger Agreement and the Mortgage Sale Agreement upon our receipt of invoices reflecting such fees from BCP V. As part of the Settlement Agreement, we are entitled to receive the work product that those consultants provided to BCP V and Pearl Acquisition. As of the filing date of this Form 10-K, we paid BCP V $4.5 million and received the work product.

The aggregate demand for mortgage loans in the U.S. is a primary driver of our Mortgage Production and Mortgage Servicing segments' operating results. During the second half of 2007, developments in the market for many types of mortgage loans drove down the demand for these loans. In addition, there has also been a reduced demand for certain mortgage products and mortgage-backed securities ("MBS") in the secondary market, which has reduced liquidity for these assets. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Mortgage Production and Mortgage Servicing Segments" for more information regarding the mortgage industry.

Adverse conditions in the U.S. housing market, disruptions in the credit markets and corrections in certain asset-backed security market segments resulted in substantial valuation reductions during 2007, most significantly on mortgage backed securities. Market credit spreads have recently gone from historically tight to historically wide levels, and a further widening of credit spreads or worsening of credit market dislocations or sustained market downturns could have additional negative effects on the value of our mortgage loans held for sale ("MLHS"). The asset-backed securities market in general has experienced significant disruptions and deterioration, the effects of which have not been limited to MBS. As a result of the deterioration in the asset-backed securities market, the costs associated with asset-backed commercial paper ("ABCP") issued by the multi-seller conduits, which fund the Chesapeake Funding LLC ("Chesapeake") Series 2006-1 and Series 2006-2 notes, in particular, were negatively impacted beginning in the third quarter of 2007. See "Item 1A. Risk Factors—Risks Related to our Business—Recent developments in the asset-backed securities market have negatively affected the value of our MLHS and our costs of funds, which could have a material and adverse effect on our business, financial position, results of operations or cash flows.", "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Fleet Management Services Segment" and "— Indebtedness" for more information.

History

For periods presented in this Form 10-K prior to February 1, 2005, we were a wholly owned subsidiary of Cendant (renamed Avis Budget Group, Inc.) that provided homeowners with mortgages, serviced mortgage loans, facilitated employee relocations and provided vehicle fleet management and fuel card services to commercial clients. On February 1, 2005, we began operating as an independent, publicly traded company pursuant to our spin-off from Cendant (the "Spin-Off"). In connection with the Spin-Off, we entered into several contracts with Cendant and Cendant's real estate services division to provide for the separation of our business from Cendant and the continuation of certain business arrangements with Cendant's real estate services division, including a separation agreement, a tax sharing agreement, a transition services agreement, a strategic relationship agreement, a marketing agreement, trademark license agreements and the operating agreement for PHH Home Loans, LLC (together with its subsidiaries, "PHH Home Loans" or the "Mortgage Venture") (collectively, the "Spin-Off Agreements"). Cendant spun-off its real estate services division, Realogy, including its relocation subsidiary, Cartus Corporation (formerly known as Cendant Mobility Services Corporation) (together with its subsidiaries, "Cartus") into an independent, publicly traded company (the "Realogy Spin-Off") effective July 31, 2006. On April 10, 2007, Realogy became a wholly owned subsidiary of Domus Holdings Corp., an affiliate of Apollo Management VI, L.P., following the completion of a merger and related transactions. (See "— Arrangements with Cendant" and "— Arrangements with Realogy" for more information.)

Prior to the Spin-Off, we underwent an internal reorganization whereby we distributed our former relocation business, Cartus, fuel card business, Wright Express LLC (together with its subsidiaries, "Wright Express"), and other subsidiaries that engaged in the relocation and fuel card businesses to Cendant, and Cendant contributed its former appraisal business, Speedy Title & Appraisal Review Services LLC ("STARS"), to us. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141"), Cendant's contribution of STARS to us was accounted for as a transfer of net assets between entities under common control and, therefore, the financial position and results of operations for STARS are included in all periods presented. Pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), the financial position and results of operations of our former relocation and fuel card businesses have been segregated and reported as discontinued operations for all periods presented (see Note 24, "Discontinued Operations" in the Notes to Consolidated Financial Statements included in this Form 10-K for more information).

Overview

We are a leading outsource provider of mortgage and fleet management services. We conduct our business through three operating segments: a Mortgage Production segment, a Mortgage Servicing segment and a Fleet Management Services segment.

Our Mortgage Production segment originates, purchases and sells mortgage loans through PHH Mortgage Corporation and its subsidiaries (collectively, "PHH Mortgage"), which includes PHH Home Loans. PHH Home Loans is a mortgage venture that we maintain with Realogy that began operations in October 2005. PHH Mortgage and PHH Home Loans both conduct business throughout the U.S. Our Mortgage Production segment focuses on providing private-label mortgage services to financial institutions and real estate brokers.

Our Mortgage Servicing segment services mortgage loans that either PHH Mortgage or PHH Home Loans originated. Our Mortgage Servicing segment also purchases mortgage servicing rights ("MSRs") and acts as a subservicer for certain clients that own the underlying MSRs. Mortgage loan servicing consists of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering our mortgage loan servicing portfolio. The results of operations of our mortgage reinsurance business are also included in the Mortgage Servicing segment.

Our Fleet Management Services segment provides commercial fleet management services to corporate clients and government agencies throughout the U.S. and Canada through our wholly owned subsidiary, PHH Vehicle Management Services Group LLC ("PHH Arval"). PHH Arval is a fully integrated provider of fleet management services with a broad range of product offerings. These services include management and leasing of vehicles and other fee-based services for our clients' vehicle fleets.

Available Information

Our principal offices are located at 3000 Leadenhall Road, Mt. Laurel, NJ 08054. Our telephone number is (856) 917-1744. Our corporate website is located at www.phh.com, and our filings pursuant to Section 13(a) of the Exchange Act are available free of charge on our website under the tabs "Investor Relations—SEC Reports" as soon as reasonably practicable after such filings are electronically filed with the Securities and Exchange Commission (the "SEC"). Our Corporate Governance Guidelines, our Code of Business Ethics and the charters of the committees of our Board of Directors are also available on our corporate website and printed copies are available upon request. The information contained on our corporate website is not part of this Form 10-K.

Interested readers may also read and copy any materials that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C., 20549. Readers may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site (www.sec.gov) that contains our reports.

OUR BUSINESS

Mortgage Production and Mortgage Servicing Segments

Mortgage Production Segment

Our Mortgage Production segment focuses on providing mortgage services, including private-label mortgage services, to financial institutions and real estate brokers through PHH Mortgage and PHH Home Loans, which conduct business throughout the U.S. Our Mortgage Production segment generated 9%, 14% and 21% of our Net revenues for the years ended December 31, 2007, 2006 and 2005, respectively. The following table sets forth the Net revenues, segment loss (as described in Note 23, "Segment Information" in the Notes to Consolidated Financial Statements included in this Form 10-K) and Assets for our Mortgage Production segment for each of the years ended and as of December 31, 2007, 2006 and 2005:

	Year Ended and As of December 31,		
	2007	2006	2005
		(In millions)	
Mortgage Production Net revenues	$ 205	$ 329	$ 524
Mortgage Production Segment loss	(225)	(152)	(17)
Mortgage Production Assets	1,840	3,226	2,640

The Mortgage Production segment principally generates revenue through fee-based mortgage loan origination services and sales of originated and purchased mortgage loans into the secondary market. PHH Mortgage generally sells all mortgage loans that it originates to investors (which include a variety of institutional investors) within 60 days of origination. For the year ended December 31, 2007, PHH Mortgage was the 8th largest retail originator of residential mortgages and the 13th largest overall residential mortgage originator, according to *Inside Mortgage Finance*. We are a leading outsource provider of mortgage loan origination services to financial institutions and the only mortgage company authorized to use the Century 21, Coldwell Banker and ERA brand names in marketing our mortgage loan products through the Mortgage Venture and other arrangements that we have with Realogy. See "— Arrangements with Realogy—Mortgage Venture Between Realogy and PHH," "— Strategic Relationship Agreement" and "— Marketing Agreements." For the year ended December 31, 2007, we originated mortgage loans for approximately 19% of the transactions in which real estate brokerages owned by Realogy represented the home buyer and approximately 3% of the transactions in which real estate brokerages franchised by Realogy represented the home buyer.

We originate mortgage loans through three principal business channels: financial institutions (on a private-label basis), real estate brokers (including brokers associated with brokerages owned or franchised by Realogy and Third-Party Brokers, as defined below) and relocation (mortgage services for clients of Cartus).

- ***Financial Institutions Channel:*** We are a leading provider of private-label mortgage loan originations for financial institutions and other entities throughout the U.S. In this channel, we offer a complete outsourcing solution, from processing applications through funding for clients that wish to offer mortgage services to their customers, but are not equipped to handle all aspects of the process cost-effectively. Representative clients include Merrill Lynch Credit Corporation ("Merrill Lynch"), TD Banknorth, N.A. and Charles Schwab Bank. This channel generated approximately 55%, 49% and 50% of our mortgage loan originations for the years ended December 31, 2007, 2006 and 2005, respectively. Approximately 20% of our mortgage loan originations for the year ended December 31, 2007 were from a single client, Merrill Lynch. (See "— Arrangements with Merrill Lynch" for more information.)
- ***Real Estate Brokers Channel:*** We work with real estate brokers to provide their customers with mortgage loans. Through our affiliations with real estate brokers, we have access to home buyers at

the time of purchase. In this channel, we work with brokers associated with NRT Incorporated, Realogy's owned real estate brokerage business (together with its subsidiaries, "NRT"), brokers associated with Realogy's franchised brokerages ("Realogy Franchisees") and brokers that are not affiliated with Realogy ("Third-Party Brokers"). Realogy has agreed that the residential and commercial real estate brokerage business owned and operated by NRT and the title and settlement services business owned and operated by Title Resource Group LLC (formerly known as Cendant Settlement Services Group) (together with its subsidiaries, "TRG") will exclusively recommend the Mortgage Venture as provider of mortgage loans to (i) the independent sales associates affiliated with Realogy Services Group LLC (formerly known as Cendant Real Estate Services Group, LLC) and Realogy Services Venture Partner, Inc. (formerly known as Cendant Real Estate Services Venture Partner, Inc.) (the "Realogy Venture Partner" and together with Realogy Services Group LLC and their respective subsidiaries, the "Realogy Entities"), excluding the independent sales associates of any Realogy Franchisee acting in such capacity, (ii) all customers of the Realogy Entities (excluding Realogy Franchisees or any employee or independent sales associate thereof acting in such capacity) and (iii) all U.S.-based employees of Cendant. (See "— Arrangements with Realogy—Strategic Relationship Agreement" for more information.) In general, our capture rate of mortgages where we are the exclusive recommended provider is much higher than in other situations. Realogy Franchisees, including Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc. have agreed to recommend exclusively PHH Mortgage as provider of mortgage loans to their respective independent sales associates. (See "— Arrangements with Realogy—Marketing Agreements" for more information.) Additionally, for Realogy Franchisees and Third-Party Brokers, we endeavor to enter into separate marketing service agreements ("MSAs") or other arrangements whereby we are the exclusive recommended provider of mortgage loans to each franchise or broker. We have entered into exclusive MSAs with 23% of Realogy Franchisees as of December 31, 2007. Following the Realogy Spin-Off, Realogy is a leading franchisor of real estate brokerage services in the U.S. In this channel, we primarily operate on a private-label basis, incorporating the brand name associated with the real estate broker, such as Coldwell Banker Mortgage, Century 21 Mortgage or ERA Mortgage. This channel generated approximately 40%, 46% and 45% of our mortgage loan originations from our Mortgage Production segment for the years ended December 31, 2007, 2006 and 2005, respectively, substantially all of which was originated from Realogy and the Realogy Franchisees. (See "— Arrangements with Realogy" for more information.)

- ***Relocation Channel:*** In this channel, we work with Cartus, Realogy's relocation business, to provide mortgage loans to employees of Cartus' clients. Cartus is the industry leader of outsourced corporate relocation services in the U.S. The relocation channel generated approximately 5% of our mortgage loan originations for each of the years ended December 31, 2007, 2006 and 2005, substantially all of which were from Cartus. (See "— Arrangements with Realogy" for more information.)

Included in the Real Estate Brokers and Relocation Channels described above is the Mortgage Venture that we have with Realogy. The Mortgage Venture commenced operations in October 2005. At that time, we contributed assets and transferred employees that have historically supported originations from NRT and Cartus to the Mortgage Venture. The provisions of a strategic relationship agreement dated as of January 31, 2005, between PHH Mortgage, PHH Home Loans, PHH Broker Partner Corporation ("PHH Broker Partner"), Realogy, Realogy Venture Partner and Cendant (the "Strategic Relationship Agreement") govern the manner in which the Mortgage Venture is recommended by Realogy. See "— Arrangements with Realogy—Mortgage Venture Between Realogy and PHH" and "— Strategic Relationship Agreement." The Mortgage Venture originates and sells mortgage loans primarily sourced through NRT and Cartus. All mortgage loans originated by the Mortgage Venture are sold to PHH Mortgage or unaffiliated third-party investors on a servicing-released basis. The Mortgage Venture does not hold any mortgage loans for investment purposes or retain MSRs for any loans it originates.

We own 50.1% of the Mortgage Venture through our wholly owned subsidiary, PHH Broker Partner, and Realogy owns the remaining 49.9% through its wholly owned subsidiary, Realogy Venture Partner. The Mortgage Venture is consolidated within our financial statements, and Realogy's ownership interest is presented in our financial statements as a minority interest. Subject to certain regulatory and financial covenant requirements, net income generated by the Mortgage Venture is distributed quarterly to its members pro rata based upon their respective ownership interests. The Mortgage Venture may also require additional capital contributions from us and Realogy under the terms of the operating agreement of the Mortgage Venture between PHH Broker Partner and Realogy Venture Partner (as amended, the "Mortgage Venture Operating Agreement") if it is required to meet minimum regulatory capital and reserve requirements imposed by any governmental authority or any creditor of the Mortgage Venture or its subsidiaries. The termination of our Mortgage Venture with Realogy or of our exclusivity arrangement for the Mortgage Venture under the Strategic Relationship Agreement could have a material adverse effect on our business, financial position, results of operations and cash flows. (See "— Arrangements with Realogy—Mortgage Venture Between Realogy and PHH" and "— Strategic Relationship Agreement" for more information.)

Our mortgage loan origination channels are supported by three distinct platforms:

- *Teleservices:* We operate a teleservices operation (also known as our Phone In, Move In® program) that provides centralized processing along with consistent customer service. We utilize Phone In, Move In for all three origination channels described above. We also maintain multiple internet sites that provide online mortgage application capabilities for our customers.

- *Field Sales Professionals:* Members of our field sales force are generally located in real estate brokerage offices or are affiliated with financial institution clients around the U.S., and are equipped to provide product information, quote interest rates and help customers prepare mortgage applications. Through our MyChoice™ program, certain of our mortgage advisors are assigned a dedicated territory for marketing efforts and customers are provided with the option of applying for mortgage loans over the telephone, in person or online through the internet.

- *Closed Mortgage Loan Purchases:* We purchase closed mortgage loans from community banks, credit unions, mortgage brokers and mortgage bankers. We also acquire mortgage loans from mortgage brokers that receive applications from and qualify the borrowers.

The following table sets forth the composition of our mortgage loan originations by channel and platform for each of the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
	2007	2006	2005
	(Dollars in millions)		
Loans closed to be sold	$ 29,207	$ 32,390	$ 36,219
Fee-based closings	10,338	8,872	11,966
Total closings	$ 39,545	$ 41,262	$ 48,185
Loans sold	$ 30,346	$ 31,598	$ 35,541
Total Mortgage Originations by Channel:			
Financial institutions	55%	49%	50%
Real estate brokers	40%	46%	45%
Relocation	5%	5%	5%
Total Mortgage Originations by Platform:			
Teleservices	54%	56%	57%
Field sales professionals	23%	23%	24%
Closed mortgage loan purchases	23%	21%	19%

Fee-based closings are comprised of mortgages originated for others (including brokered loans and loans originated through our financial institutions channel). Loans originated by us and purchased from financial institutions are included in loans closed to be sold while loans originated by us and retained by financial institutions are included in fee-based closings.

The following table sets forth the composition of our mortgage loan originations by product type for each of the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
	2007	2006	2005
Fixed rate	65%	57%	47%
Adjustable rate	35%	43%	53%
Purchase closings	65%	69%	67%
Refinance closings	35%	31%	33%
Conforming(1)	60%	56%	49%
Non-conforming:			
Jumbo(2)	24%	23%	31%
Alt-A(3)	4%	8%	5%
Second lien	9%	10%	11%
Other	3%	3%	4%
Total Non-conforming	40%	44%	51%

(1) Represents mortgages that conform to the standards of the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") or the Government National Mortgage Association ("Ginnie Mae") (collectively, "Government Sponsored Enterprises" or "GSEs").

(2) Represents mortgage loans that have loan amounts exceeding the GSE guidelines.

(3) Represents mortgages that are made to borrowers with prime credit histories, but do not meet the documentation requirements of a GSE loan.

Appraisal Services Business

Our Mortgage Production segment includes our appraisal services business. In January 2005, Cendant contributed STARS, its appraisal services business, to us. STARS provides appraisal services utilizing a network of approximately 2,450 third-party professional licensed appraisers offering local coverage throughout the U.S. and also provides credit research, flood certification and tax services. The appraisal services business is closely linked to the processes by which our mortgage operations originate mortgage loans and derives substantially all of its business from our various channels. The results of operations and financial position of STARS are included in our Mortgage Production segment for all periods presented.

Mortgage Servicing Segment

Our Mortgage Servicing segment consists of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering our mortgage loan servicing portfolio. We principally generate revenue for our Mortgage Servicing segment through fees earned for servicing mortgage loans held by investors. (See Note 1, "Summary of Significant Accounting Policies—Revenue Recognition—Mortgage Servicing" in the Notes to Consolidated Financial Statements included in this Form 10-K for a discussion of our Loan servicing income.) We also generate revenue from reinsurance activities from our wholly owned subsidiary, Atrium Insurance Corporation ("Atrium"). Our Mortgage Servicing segment generated 8%, 6% and 10% of our Net revenues for the years ended December 31, 2007, 2006 and 2005, respectively. The following table sets forth the Net revenues, segment profit (as described in Note 23, "Segment Information" in the Notes to Consolidated Financial Statements included in this Form 10-K) and Assets for our Mortgage Servicing segment for each of the years ended and as of December 31, 2007, 2006 and 2005:

	Year Ended and As of December 31,		
	2007	2006	2005
		(In millions)	
Mortgage Servicing Net revenues	$ 176	$ 131	$ 236
Mortgage Servicing Segment profit	75	44	140
Mortgage Servicing Assets	2,498	2,641	2,555

PHH Mortgage typically retains the MSRs on the mortgage loans that it sells. MSRs are the rights to receive a portion of the interest coupon and fees collected from the mortgagors for performing specified mortgage servicing activities, as described above.

The following table sets forth summary data of our mortgage loan servicing activities for the years ended and as of December 31, 2007, 2006 and 2005:

	Year Ended and As of December 31,		
	2007	2006	2005
	(Dollars in millions, except average loan size)		
Average loan servicing portfolio	$ 163,107	$ 159,269	$ 147,304
Ending loan servicing portfolio[1][2]	$ 159,183	$ 160,222	$ 154,843
Number of loans serviced[2][3]	1,063,187	1,079,671	1,010,855
Average loan size[3]	$ 149,723	$ 148,399	$ 153,180
Weighted-average interest rate[4]	6.1%	6.1%	5.8%
Delinquent Mortgage Loans:[5][6]			
30 days	1.93%	1.93%	1.75%
60 days	0.46%	0.38%	0.36%
90 days or more	0.41%	0.29%	0.38%
Total delinquencies	2.80%	2.60%	2.49%
Foreclosures/real estate owned/bankruptcies	0.87%	0.58%	0.67%
Major Geographical Concentrations:[7]			
California	11.4%	11.4%	11.4%
New Jersey	7.7%	8.5%	8.8%
Florida	7.3%	7.4%	7.4%
New York	7.0%	7.3%	7.4%
Texas	4.7%	4.8%	5.0%
Illinois	4.7%	4.1%	4.0%
Other	57.2%	56.5%	56.0%

(1) Prior to June 30, 2006, certain home equity loans subserviced for others were excluded from the disclosed portfolio activity. As a result of a systems conversion during the second quarter of 2006, these loans subserviced for others are included in the portfolio balance as of December 31, 2007 and 2006. The amount of home equity loans subserviced for others and excluded from the portfolio balance as of December 31, 2005 was approximately $2.5 billion.

(2) Includes approximately 130,000 loans with an unpaid principal balance of $19.3 billion for which the underlying MSRs have been sold as of December 31, 2007. The Company is subservicing these loans until the MSRs are transferred from our systems to the purchaser's systems, which is expected to occur in the second quarter of 2008.

(3) Excludes certain home equity loans subserviced for others as of December 31, 2005. Had these 20,155 loans been excluded from the number of loans serviced as of December 31, 2007, the average loan size would have increased from $149,723 to $151,261. Had these 39,335 loans been excluded from the number of loans serviced as of December 31, 2006, the average loan size would have increased from $148,399 to $152,296.

(4) Certain home equity loans subserviced for others described above were excluded from the weighted-average interest rate calculation as of December 31, 2005, but are included in the weighted-average interest rate calculation as of December 31, 2007 and 2006. Had these loans been excluded from the December 31, 2007 and 2006 weighted-average interest rate calculations, the weighted-average interest rates would have remained 6.1% and 6.1%, respectively.

(5) Represents the loan servicing portfolio delinquencies as a percentage of the total unpaid balance of the portfolio.

(6) Certain home equity loans subserviced for others described above were excluded from the delinquency calculations as of December 31, 2005, but are included in the delinquency calculations as of December 31, 2007 and 2006. Had these loans been excluded from the December 31, 2007 delinquency calculation, total delinquencies would have increased from 2.80% to 2.82%. Had these loans been excluded from the December 31, 2006 delinquency calculation, total delinquencies would have remained 2.60%. In addition, the percentages in foreclosure/real estate owned/bankruptcy as of December 31, 2007 and 2006 would have remained 0.87% and 0.58%, respectively.

(7) Certain home equity loans subserviced for others described above were excluded from the geographical concentrations calculations as of December 31, 2005, but are included in the geographical concentrations calculations as of December 31, 2007 and 2006. Had these loans been excluded from the December 31, 2007 geographical concentrations calculations, the

percentage of loans serviced that are located in New Jersey and Florida would have decreased from 7.7% to 7.6% and from 7.3% to 7.2%, respectively, the percentage of loans serviced that are located in Illinois and other states would have increased from 4.7% to 4.8% and from 57.2% to 57.3%, respectively, and the percentage of loans serviced that are located in California, New York and Texas would have remained 11.4%, 7.0% and 4.7%, respectively. Had these loans been excluded from the December 31, 2006 geographical concentrations calculations, the percentage of loans serviced that are located in California would have decreased from 11.4% to 11.3%, the percentage of loans serviced that are located in Texas would have increased from 4.8% to 4.9% and the percentage of loans serviced that are located in New Jersey, Florida, New York, Illinois and other states would have remained 8.5%, 7.4%, 7.3%, 4.1% and 56.5%, respectively.

Mortgage Guaranty Reinsurance Business

Our Mortgage Servicing segment also includes our mortgage reinsurance business, Atrium, a wholly owned subsidiary and a New York domiciled monoline mortgage guaranty insurance company. We provide mortgage reinsurance to certain third-party insurance companies that provide primary mortgage insurance ("PMI") on loans originated in our Mortgage Production segment, which generally includes conventional loans with an original loan amount in excess of 80% of the property's original appraised value. PMI benefits mortgage lenders as well as investors in asset-backed securities and/or pools of whole loans that are backed by insured mortgages. While we do not underwrite PMI directly, we provide reinsurance that covers losses in excess of a specified percentage of the principal balance of a given pool of mortgage loans, subject to a contractual limit. In exchange for assuming a portion of the risk of loss related to the reinsured loans, Atrium receives premiums from the third-party insurance companies. As of December 31, 2007, the unpaid principal balance of mortgage loans covered by such mortgage reinsurance was approximately $10.0 billion, and a liability of $32 million was included in Other liabilities in the accompanying Consolidated Balance Sheet for estimated losses associated with our mortgage reinsurance activities. As of December 31, 2007, Atrium had restricted cash of $222 million, which is available to cover the payment of claims on policies in force. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk—Consumer Credit Risk—Mortgage Reinsurance" and "Item 1A. Risk Factors—Risks Related to our Business—Downward trends in the real estate market could adversely impact our business, profitability or results of operations." for more information.

Competition

The principal factors for competition for our Mortgage Production and Mortgage Servicing segments are service, quality, products and price. Competitive conditions also can be impacted by shifts in consumer preference between variable-rate mortgages and fixed-rate mortgages, depending on the interest rate environment. In our Mortgage Production segment, we work with our clients to develop new and competitive loan products that address their specific customer needs. In our Mortgage Servicing segment, we focus on customer service while working to enhance the efficiency of our servicing platform. Excellent customer service is also a critical component of our competitive strategy to win new clients and maintain existing clients. Within every process in our Mortgage Production and Mortgage Servicing segments, employees are trained to provide high levels of customer service. We, along with our clients, consistently track and monitor customer service levels and look for ways to improve customer service.

According to *Inside Mortgage Finance*, PHH Mortgage was the 8th largest retail mortgage loan originator in the U.S. with a 2.9% market share as of December 31, 2007 and the 11th largest mortgage loan servicer with a 1.5% market share as of December 31, 2007. Some of our largest competitors include Countrywide Financial, Wells Fargo Home Mortgage, Washington Mutual, Chase Home Finance, CitiMortgage and Bank of America. Many of our competitors are larger than we are and have access to greater financial resources than we do, which can place us at a competitive disadvantage.

We expect that the competitive pricing environment in the mortgage industry will continue during 2008 as excess origination capacity and lower origination volumes put pressure on production margins and ultimately result in further industry consolidation. We intend to take advantage of this environment by leveraging our existing mortgage origination services platform to enter into new outsourcing relationships as more companies determine that it is no longer economically feasible to compete in the industry. As of the filing date of this Form 10-K, we signed 14 new mortgage outsourcing relationships in 2007 and 2008, which we expect will result in approximately $1.3 billion of incremental mortgage origination volume in 2008. However, there can be no assurance that we will be successful in continuing to enter into new outsourcing relationships or will realize the expected incremental origination volume. See "Our Business—Mortgage Production and Mortgage Servicing Segments—Mortgage Production Segment" for more information.

We are party to the Strategic Relationship Agreement, which, among other things, restricts us and our affiliates, subject to limited exceptions, from engaging in certain residential real estate services, including any business conducted by Realogy (formerly Cendant's real estate services division). The Strategic Relationship Agreement also provides that we will not directly or indirectly sell any mortgage loans or mortgage loan servicing to certain competitors in the residential real estate brokerage franchise businesses in the U.S. (or any company affiliated with them). See "— Arrangements with Realogy—Strategic Relationship Agreement" below for more information.

See "Item 1A. Risk Factors—Risks Related to our Business—The industries in which we operate are highly competitive and, if we fail to meet the competitive challenges in our industries, it could have a material adverse effect on our business, financial position, results of operations or cash flows." for more information.

Seasonality

Our Mortgage Production segment is generally subject to seasonal trends. These seasonal trends reflect the pattern in the national housing market. Home sales typically rise during the spring and summer seasons and decline during the fall and winter seasons. Seasonality has less of an effect on mortgage refinancing activity, which is primarily driven by prevailing mortgage rates. Our Mortgage Servicing segment is generally not subject to seasonal trends; however, delinquency rates typically rise temporarily during the winter months, driven by the mortgagor payment patterns.

Trademarks and Intellectual Property

The trade names and related logos of our financial institutions clients are material to our Mortgage Production and Mortgage Servicing segments. Our financial institution clients license the use of their names to us in connection with our private-label business. These trademark licenses generally run for the duration of our origination services agreements with such financial institution clients and facilitate the origination services that we provide to them. Realogy's brand names and related items, such as logos and domain names, of its owned and franchised residential real estate brokerages are material to our Mortgage Production and Mortgage Servicing segments. Realogy licenses its real estate brands and related items, such as logos and domain names, to us for use in our mortgage loan origination services that we provide to Realogy's owned real estate brokerage, relocation and settlement services businesses. In connection with the Spin-Off, TM Acquisition Corp., Coldwell Banker Real Estate Corporation, ERA Franchise Systems, Inc. and PHH Mortgage entered into a trademark license agreement (the "PHH Mortgage Trademark License Agreement") pursuant to which PHH Mortgage was granted a license to use certain of Realogy's real estate brand names and related items, such as domain names, in connection with our mortgage loan origination services on behalf of Realogy's franchised real estate brokerage business. PHH Mortgage was granted a license to use brand names and related items, such as domain names, in connection with Realogy's real estate brokerage business owned and operated by NRT, the relocation business owned and operated by Cartus and the settlement services business owned and operated by TRG; however this license terminated upon PHH Home Loans commencing operations. PHH Home Loans is party to its own trademark license agreement (the "Mortgage Venture Trademark License Agreement") with TM Acquisition Corp., Coldwell Banker Real Estate Corporation and ERA Franchise Systems, Inc. pursuant to which PHH Home Loans was granted a license to use certain of Realogy's real estate brand names and related items, such as domain names, in connection with our mortgage loan origination services on behalf of Realogy's owned real estate brokerage business owned and operated by NRT, the relocation business owned and operated by Cartus and the settlement services business owned and operated by TRG. See "— Arrangements with Realogy—Trademark License Agreements" for more information about the PHH Mortgage Trademark License Agreement and the Mortgage Venture Trademark License Agreement (collectively, the "Trademark License Agreements").

Mortgage Regulation

Our Mortgage Production and Mortgage Servicing segments are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. These laws, regulations and judicial and administrative decisions to which our Mortgage Production and Mortgage Servicing segments are subject include those pertaining to: real estate settlement procedures; fair lending; fair credit reporting; truth in lending; compliance with net worth and financial statement delivery requirements; compliance with federal and state disclosure requirements; the establishment of maximum interest rates, finance charges and other charges; secured transactions; collection, foreclosure, repossession and claims-handling procedures and other trade practices and privacy regulations providing for the use and safeguarding of non-public personal financial information of borrowers. By agreement with our financial institution clients, we are required to comply with additional requirements that our clients may be subject to through their regulators. The Home Mortgage Disclosure Act requires us to disclose certain information about the mortgage loans we originate and purchase, such as the race and gender of our customers, the disposition of mortgage applications, income levels and interest rate (i.e. annual percentage rate) information. We believe that publication of such information may lead to heightened scrutiny of all mortgage lenders' loan pricing and underwriting practices. The federal Real Estate Settlement Procedures Act ("RESPA") and state real estate brokerage laws restrict the payment of fees or other consideration for the referral of real estate settlement services. The establishment of PHH Home Loans and the continuing relationships between and among PHH Home Loans, Realogy and us are subject to the anti-kickback requirements of RESPA. There can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future or that existing laws, rules and regulations will be applied in a manner that may adversely impact our business or make regulatory compliance more difficult or expensive. During 2007, the majority of states regulating mortgage lending adopted, through statute, regulation or otherwise, some version of the guidance on non-traditional mortgage loans issued by the federal financial regulatory agencies in 2006 and 2007. These requirements address issues relating to certain non-traditional mortgage products and lending practices, including interest-only loans and reduced documentation programs, and impact certain of our disclosure, qualification and documentation practices with respect to these programs. (See "Item 1A. Risk Factors—Risks Related to our Business—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our financial position, results of operations or cash flows." for more information.)

Insurance Regulation

Atrium, our wholly owned insurance subsidiary, is subject to insurance regulations in the State of New York relating to, among other things: standards of solvency that must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; premium rates; restrictions on the size of risks that may be insured under a single policy; reserves and provisions for unearned premiums, losses and other obligations; deposits of securities for the benefit of policyholders; approval of policy forms and the regulation of market conduct, including the use of credit information in underwriting as well as other underwriting and claims practices. The New York State Insurance Department also conducts periodic examinations and requires the filing of annual and other reports relating to the financial condition of companies and other matters.

As a result of our ownership of Atrium, we are subject to New York's insurance holding company statute, as well as certain other laws, which, among other things, limit Atrium's ability to declare and pay dividends except from restricted cash in excess of the aggregate of Atrium's paid-in capital, paid-in surplus and contingency reserve. Additionally, anyone seeking to acquire, directly or indirectly, 10% or more of Atrium's outstanding common stock, or otherwise proposing to engage in a transaction involving a change in control of Atrium, will be required to obtain the prior approval of the New York Superintendent of Insurance. (See "Item 1A. Risk Factors—Risks Related to our Business—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our financial position, results of operations or cash flows." for more information.)

Fleet Management Services Segment

We provide fleet management services to corporate clients and government agencies through PHH Arval throughout the U.S. and Canada. We are a fully integrated provider of these services with a broad range of product offerings. We are the second largest provider of outsourced commercial fleet management services in the U.S. and Canada, combined, according to the *Automotive Fleet 2007 Fact Book.* We focus on clients with fleets of greater than 500 vehicles (the "Large Fleet Market") and clients with fleets of between 75 and 500 vehicles (the "National Fleet Market"). As of December 31, 2007, we had more than 341,000 vehicles leased, primarily consisting of cars and light trucks and, to a lesser extent medium and heavy trucks, trailers and equipment and approximately 290,000 additional vehicles serviced under fuel cards, maintenance cards, accident management services arrangements and/or similar arrangements. We purchase more than 80,000 vehicles annually. Our Fleet Management Services segment generated 83%, 80%, and 69% of our Net revenues for the years ended December 31, 2007, 2006 and 2005, respectively. The following table sets forth the Net revenues, segment profit (as described in Note 23, "Segment Information" in the Notes to Consolidated Financial Statements included in this Form 10-K) and Assets for our Fleet Management Services segment for each of the years ended and as of December 31, 2007, 2006 and 2005:

	Year Ended and As of December 31,		
	2007	2006	2005
		(In millions)	
Fleet Management Services Net revenues	$ 1,861	$ 1,830	$ 1,711
Fleet Management Services Segment profit	116	102	80
Fleet Management Services Assets	5,023	4,868	4,716

We offer fully integrated services that provide solutions to clients subject to their business objectives. We place an emphasis on customer service and focus on a consultative approach with our clients. Our employees support each client in achieving the full benefits of outsourcing fleet management, including lower costs and better operations. We offer 24-hour customer service for the end-users of our products and services. We believe we have developed an industry-leading technology infrastructure. Our data warehousing, information management and online systems provide clients access to customized reports to better monitor and manage their corporate fleets.

We provide corporate clients and government agencies the following services and products:

- ***Fleet Leasing and Fleet Management Services.*** These services include vehicle leasing, fleet policy analysis and recommendations, benchmarking, vehicle recommendations, ordering and purchasing vehicles, arranging for vehicle delivery and administration of the title and registration process, as well as tax and insurance requirements, pursuing warranty claims and remarketing used vehicles. We also offer various leasing plans, financed primarily through the issuance of variable-rate notes and borrowings through an asset-backed structure. For the year ended December 31, 2007, we averaged 342,000 leased vehicles. Substantially all of the residual risk on the value of the vehicle at the end of the lease term remains with the lessee for approximately 96% of the vehicles financed by us in the U.S. and Canada. These leases typically have a minimum lease term of 12 months and can be continued after that at the lessee's election for successive monthly renewals. At the appropriate replacement period, we typically sell the vehicle into the secondary market and the client receives a credit or pays the difference between the sale proceeds and the book value. For the remaining 4% of the vehicles financed by us, we retain the residual risk of the value of the vehicle at the end of the lease term. We maintain rigorous standards with respect to the creditworthiness of our clients. Net credit losses as a percentage of the ending balance of Net investment in fleet leases have not exceeded 0.03% in any of the last three years. During the years ended December 31, 2007, 2006 and 2005 our fleet leasing and fleet management servicing generated approximately 88%, 89% and 88%, respectively, of our Net revenues for our Fleet Management Services segment.

- ***Maintenance Services.*** We offer clients vehicle maintenance service cards that are used to facilitate payment for repairs and maintenance. We maintain an extensive network of third-party service providers in the U.S. and Canada to ensure ease of use by the clients' drivers. The vehicle maintenance service cards provide customers with the following benefits: (i) negotiated discounts off of full retail prices through our convenient supplier network; (ii) access to our in-house team of certified maintenance experts that monitor transactions for policy compliance, reasonability and cost-effectiveness and (iii) inclusion of vehicle maintenance transactions in a consolidated information and billing database, which assists clients with the evaluation of overall fleet performance and costs. For the year ended December 31, 2007, we averaged 326,000 maintenance service cards outstanding in the U.S. and Canada. We receive a fixed monthly fee for these services from our clients as well as additional fees from service providers in our third-party network for individual maintenance services.

- *Accident Management Services.* We provide our clients with comprehensive accident management services such as immediate assistance upon receiving the initial accident report from the driver (e.g., facilitating emergency towing services and car rental assistance), an organized vehicle appraisal and repair process through a network of third-party preferred repair and body shops and coordination and negotiation of potential accident claims. Our accident management services provide our clients with the following benefits: (i) convenient, coordinated 24-hour assistance from our call center; (ii) access to our relationships with the repair and body shops included in our preferred supplier network, which typically provide clients with favorable terms and (iii) expertise of our damage specialists, who ensure that vehicle appraisals and repairs are appropriate, cost-efficient and in accordance with each client's specific repair policy. For the year ended December 31, 2007, we averaged 334,000 vehicles that were participating in accident management programs with us in the U.S. and Canada. We receive fees from our clients for these services as well as additional fees from service providers in our third-party network for individual incident services.

- *Fuel Card Services.* We provide our clients with fuel card programs that facilitate the payment, monitoring and control of fuel purchases through PHH Arval. Fuel is typically the single largest fleet-related operating expense. By using our fuel cards, our clients receive the following benefits: access to more fuel brands and outlets than other private-label corporate fuel cards, point-of-sale processing technology for fuel card transactions that enhances clients' ability to monitor purchases and consolidated billing and access to other information on fuel card transactions, which assists clients with the evaluation of overall fleet performance and costs. Our fuel card offered through a relationship with Wright Express in the U.S. and through a proprietary card in Canada offers expanded fuel management capabilities on one service card. For the year ended December 31, 2007, we averaged 330,000 fuel cards outstanding in the U.S. and Canada. We receive both monthly fees from our fuel card clients and additional fees from fuel providers.

The following table sets forth the Net revenues attributable to our domestic and foreign operations for our Fleet Management Services segment for each of the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Net revenues:			
Domestic	$ 1,781	$ 1,751	$ 1,654
Foreign	80	79	57

The following table sets forth our Fleet Management Services segment's Assets located domestically and in foreign countries as of December 31, 2007, 2006 and 2005:

	As of December 31,		
	2007	2006	2005
		(In millions)	
Assets:			
Domestic	$ 4,699	$ 4,678	$ 4,529
Foreign	324	190	187

Leases

We lease vehicles to our clients under both open-end and closed-end leases. The majority of our leases are to corporate clients and are open-end leases, a form of lease in which the customer bears substantially all of the vehicle's residual value risk.

Our open-end operating lease agreements provide for a minimum lease term of 12 months. At any time after the end of the minimum term, the client has the right to terminate the lease for a particular vehicle at which point, we generally sell the vehicle into the secondary market. If the net proceeds from the sale are greater than the vehicle's book value, the client receives the difference. If the net proceeds from the sale are less than the vehicle's book value, the client pays us substantially all of the difference. Closed-end leases, on the other hand, are generally entered into for a designated term of 24, 36 or 48 months. At the end of the lease, the client returns the vehicle to us. Except for excess wear and tear or excess mileage, for which the client is required to reimburse us, we then bear the risk of loss upon resale.

Open-end leases may be classified as operating leases or direct financing leases depending upon the nature of the residual guarantee. For operating leases, lease revenues, which contain a depreciation component, an interest component and a management fee component, are recognized over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. For direct financing leases, lease revenues contain an interest component and a management fee component. The interest component is recognized using the effective interest method over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. Amounts charged to the lessees for interest are determined in accordance with the pricing supplement to the respective lease agreement and are generally calculated on a variable-rate basis that varies month-to-month in accordance with changes in the variable-rate index. Amounts charged to the lessees for interest may also be based on a fixed rate that would remain constant for the life of the lease. Amounts charged to the lessees for depreciation are based on the straight-line depreciation of the vehicle over its expected lease term. Management fees are recognized on a straight-line basis over the life of the lease. Revenue for other services is recognized when such services are provided to the lessee.

We originate certain of our truck and equipment leases with the intention of syndicating to banks and other financial institutions. When we sell operating leases, we sell the underlying assets and assign any rights to the leases, including future leasing revenues, to the banks or financial institutions. Upon the transfer and assignment of the rights associated with the operating leases, we record the proceeds from the sale as revenue and recognize an expense for the undepreciated cost of the asset sold. Upon the sale or transfer of rights to direct financing leases, the net gain or loss is recorded. Under certain of these sales agreements, we retain a portion of the residual risk in connection with the fair value of the asset at lease termination.

Trademarks and Intellectual Property

The service mark "PHH" and related trademarks and logos are material to our Fleet Management Services segment. All of the material marks used by us are registered (or have applications pending for registration) with the U.S. Patent and Trademark Office. All of the material marks used by us are also registered in Canada, and the "PHH" mark and logo are registered (or have applications pending) in those major countries where we have strategic partnerships with local providers of fleet management services. Except for the "Arval" mark, which we license from a third party so that we can do business as PHH Arval, we own the material marks used by us in our Fleet Management Services segment.

Competition

We differentiate ourselves from our competitors primarily on three factors: the breadth of our product offering;. customer service and technology. Unlike certain of our competitors that focus on selected elements of the fleet management process, we offer fully integrated services. In this manner, we are able to offer customized solutions to clients regardless of their needs. We believe we have developed an industry-leading technology infrastructure. Our data warehousing, information management and online systems enable clients to download customized reports to better monitor and manage their corporate fleets. Our competitors in the U.S. and Canada include GE Commercial Finance Fleet Services, Wheels Inc., Automotive Resources International, Lease Plan International and other local and regional competitors, including numerous competitors who focus on one or two products. Certain of our competitors are larger than we are and have access to greater financial resources than we do. (See "Item 1A. Risk Factors—Risks Related to our Business—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our financial position, results of operations or cash flows." for more information.)

Seasonality

The revenues generated by our Fleet Management Services segment are generally not seasonal.

Commercial Fleet Leasing Regulation

We are subject to federal, state and local laws and regulations including those relating to taxing and licensing of vehicles and certain consumer credit and environmental protection. Our Fleet Management Services segment could be liable for damages in connection with motor vehicle accidents under the theory of vicarious liability in certain jurisdictions in which we do business. Under this theory, companies that lease motor vehicles may be subject to liability for the tortious acts of their lessees, even in situations where the leasing company has not been negligent. Our Fleet Management Services segment is subject to unlimited liability as the owner of leased vehicles in one major province in Canada and is subject to limited liability (e.g. in the event of a lessee's failure to meet certain insurance or financial responsibility requirements) in two major provinces, Ontario and British Columbia, and as many as fifteen jurisdictions in the U.S. Although our lease contracts require that each lessee indemnifies us against such liabilities, in the event that a lessee lacks adequate insurance coverage or financial resources to satisfy these indemnity provisions, we could be liable for property damage or injuries caused by the vehicles that we lease.

On August 10, 2005, a federal law was enacted in the U.S. which preempted state vicarious liability laws that imposed unlimited liability on a vehicle lessor. This law, however, does not preempt existing state laws that impose limited liability on a vehicle lessor in the event that certain insurance or financial responsibility requirements for the leased vehicles are not met. Prior to the enactment of this law, our Fleet Management Services segment was subject to unlimited liability in the District of Columbia, Maine and New York. It is unclear at this time whether any of these three jurisdictions will enact legislation imposing limited or an alternative form of liability on vehicle lessors. In addition, the scope, application and enforceability of this federal law have not been fully tested. For example, a state trial court in New York has ruled that the law is unconstitutional. On February 1, 2008, the intermediate New York Court of Appeals reversed the trial court and upheld the constitutionality of the federal law. The ultimate disposition of this New York case and cases that are pending in other jurisdictions and their impact on the federal law are uncertain at this time.

Additionally, a law was enacted in the Province of Ontario setting a cap of $1 million on a lessor's liability for personal injuries for accidents occurring on or after March 1, 2006. A similar law went into effect in the Province of British Columbia effective November 8, 2007. The British Columbia law also includes a cap of $1 million on a lessor's liability. In December 2007, the Province of Alberta legislature adopted a vicarious liability bill with provisions similar to the Ontario and British Columbia statutes, including a cap of $1 million on a lessor's liability, but an effective date has not yet been established. The scope, application and enforceability of these provincial laws have not been fully tested. (See "Item 1A. Risk Factors—Risks Related to our Business—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our financial position, results of operations or cash flows." and "— Unanticipated liabilities of our Fleet Management Services segment as a result of damages in connection with motor vehicle accidents under the theory of vicarious liability could have a material adverse effect on our business, financial position, results of operations or cash flows." for more information.)

EMPLOYEES

As of December 31, 2007, we employed a total of approximately 5,460 persons, including approximately 4,120 persons in our Mortgage Production and Mortgage Servicing segments, approximately 1,300 persons in our Fleet Management Services segment and approximately 40 corporate employees. Management considers our employee relations to be satisfactory. As of December 31, 2007, none of our employees were covered under collective bargaining agreements.

ARRANGEMENTS WITH CENDANT

For all periods presented in this Form 10-K prior to February 1, 2005, we were a wholly owned subsidiary of Cendant and provided homeowners with mortgages, serviced mortgage loans, facilitated employee relocations and provided vehicle fleet management and fuel card services to commercial clients. On February 1, 2005, we began operating as an independent, publicly traded company pursuant to the Spin-Off. We entered into several contracts with Cendant in connection with the Spin-Off to provide for our separation from Cendant and the transition of our business as an independent company, including a separation agreement (the "Separation Agreement"), a tax sharing agreement (as amended and restated, the "Amended Tax Sharing Agreement") and a transition services agreement (the "Transition Services Agreement").

SEPARATION AGREEMENT

In connection with the Spin-Off, we and Cendant entered into the Separation Agreement that provided for our internal reorganization whereby we distributed our former relocation and fuel card businesses to Cendant, and Cendant contributed its former appraisal business, STARS, to us. The Separation Agreement also provided for the allocation of the costs of the Spin-Off, the establishment of our pension, 401(k) and retiree medical plans, our assumption of certain Cendant stock options and restricted stock awards (as adjusted and converted into awards relating to our Common stock), our assumption of certain pension obligations and certain other provisions customary for agreements of its type.

Following the Spin-Off, the Separation Agreement requires us to exchange information with Cendant, resolve disputes in a particular manner, maintain the confidentiality of certain information and preserve available legal privileges. The Separation Agreement also provides for a mutual release of claims by Cendant and us, indemnification rights between Cendant and us and the non-solicitation of employees by Cendant and us.

Allocation of Costs and Expenses Related to the Transaction

Pursuant to the Separation Agreement, all out-of-pocket fees and expenses incurred by us or Cendant directly related to the Spin-Off (other than taxes, which are allocated pursuant to the Amended Tax Sharing Agreement discussed below) are to be paid by Cendant; provided, however, Cendant is not obligated to pay any such expenses incurred by us unless such expenses have had the prior written approval of an officer of Cendant. Additionally, we are responsible for our own internal fees, costs and expenses, such as salaries of personnel, incurred in connection with the Spin-Off.

Release of Claims

Under the Separation Agreement, we and Cendant release one another from all liabilities that occurred, failed to occur or were alleged to have occurred or failed to occur or any conditions existing or alleged to have existed on or before the date of the Spin-Off. The release of claims, however, does not affect Cendant's or our rights or obligations under the Separation Agreement, the Amended Tax Sharing Agreement or the Transition Services Agreement.

Indemnification

Pursuant to the Separation Agreement, we agree to indemnify Cendant for any losses (other than losses relating to taxes, indemnification for which is provided in the Amended Tax Sharing Agreement) that any party seeks to impose upon Cendant or its affiliates that relate to, arise or result from:

- any of our liabilities, including, among other things:
  - (i) all liabilities reflected in our pro forma balance sheet as of September 30, 2004 or that would be, or should have been, reflected in such balance sheet,
  - (ii) all liabilities relating to our business whether before or after the date of the Spin-Off,
  - (iii) all liabilities that relate to, or arise from any performance guaranty of Avis Group Holdings, Inc. in connection with indebtedness issued by Chesapeake Funding LLC (which changed its name to Chesapeake Finance Holdings LLC effective March 7, 2006),
  - (iv) any liabilities relating to our or our affiliates' employees and

(v) all liabilities that are expressly allocated to us or our affiliates, or which are not specifically assumed by Cendant or any of its affiliates, pursuant to the Separation Agreement, the Amended Tax Sharing Agreement or the Transition Services Agreement;

- any breach by us or our affiliates of the Separation Agreement, the Amended Tax Sharing Agreement or the Transition Services Agreement and
- any liabilities relating to information in the registration statement on Form 8-A filed with the SEC on January 18, 2005 (the "Form 8-A"), the information statement (the "Information Statement") filed by us as an exhibit to our Current Report on Form 8-K filed on January 19, 2005 (the "January 19, 2005 Form 8-K") or the investor presentation (the "Investor Presentation") filed as an exhibit to the January 19, 2005 Form 8-K, other than portions thereof provided by Cendant.

Cendant is obligated to indemnify us for any losses (other than losses relating to taxes, indemnification for which is provided in the Amended Tax Sharing Agreement described below under "— Tax Sharing Agreement") that any party seeks to impose upon us or our affiliates that relate to:

- any liabilities other than liabilities we have assumed or any liabilities relating to the Cendant business;
- any breach by Cendant or its affiliates of the Separation Agreement, the Amended Tax Sharing Agreement or the Transition Services Agreement and
- any liabilities relating to information in the Form 8-A, the Information Statement or the Investor Presentation provided by Cendant.

In addition, we and our pension plan have agreed to indemnify Cendant and its pension plan, and Cendant and its pension plan have agreed to indemnify us and our pension plan, with respect to any liabilities involving eligible participants in our and Cendant's pension plans, respectively.

Tax Sharing Agreement

In connection with the Spin-Off, we and Cendant entered into a tax sharing agreement that contains provisions governing the allocation of liabilities for taxes between Cendant and us, indemnification for certain tax liabilities and responsibility for preparing and filing tax returns and defending tax contests, as well as other tax-related matters including the sharing of tax information and cooperating with the preparation and filing of tax returns. On December 21, 2005, we and Cendant entered into the Amended Tax Sharing Agreement which clarifies that Cendant shall be responsible for tax liabilities and potential tax benefits for certain tax returns and time periods.

Allocation of Liability for Taxes

Pursuant to the Amended Tax Sharing Agreement, Cendant is responsible for all federal, state and local income taxes of or attributable to any affiliated or similar group filing a consolidated, combined or unitary income tax return of which any of Cendant or its affiliates (other than us or our subsidiaries) is the common parent for any taxable period beginning on or before January 31, 2005, except, in certain cases, for taxes resulting from the failure of the Spin-Off or transactions relating to the internal reorganization to qualify as tax-free as described more fully below. Cendant is responsible for all other income taxes and all non-income taxes attributable to Cendant and its subsidiaries (other than us or our subsidiaries), and, except for certain separate income taxes attributable to years prior to 2004 as noted below, which are Cendant's responsibility, we are responsible for all other income taxes and all non-income taxes attributable to us and our subsidiaries. As a result of the resolution of any tax contingencies that relate to audit adjustments due to taxing authorities' review of prior income tax returns and any effects of current year income tax returns, our tax basis in certain of our assets may be adjusted in the future. We are responsible for any corporate-level taxes resulting from the failure of the Spin-Off or transactions relating to the internal reorganization to qualify as tax-free, which failure was the result of our or our subsidiaries' actions, misrepresentations or omissions. We also are responsible for 13.7% of any corporate-level taxes resulting from the failure of the Spin-Off or transactions relating to the internal reorganization to qualify as tax-free, which failure is not due to the actions, misrepresentations or omissions of Cendant or us or our respective subsidiaries. Such percentage was based on the relative pro forma net book values of Cendant and us as of September 30, 2004, without giving effect to any adjustments to the book values of certain long-lived assets that may be required as a result of the Spin-Off and the related transactions. We have agreed to indemnify Cendant and its subsidiaries and Cendant has agreed to indemnify us and our subsidiaries for any taxes for which the other is responsible.

The Amended Tax Sharing Agreement, dated as of December 21, 2005, clarifies that Cendant is solely responsible for separate state taxes on a significant number of our income tax returns for years 2003 and prior. We will cooperate with Cendant on any federal and state audits for these years, but Cendant is contractually obligated to bear the cost of any liabilities that may result from such audits. Cendant disclosed in its Annual Report on Form 10-K for the year ended December 31, 2006 (filed on March 1, 2007 under Avis Budget Group, Inc.) that it settled the Internal Revenue Service audit for the taxable years 1998 through 2002 that included us.

Preparing and Filing Tax Returns

Cendant has the right and obligation to prepare and file all tax returns reporting tax liabilities for the payment of which Cendant is responsible as described above. We are required to provide information and to cooperate with Cendant in the preparation and filing of these tax returns. We have the right and obligation to prepare and file all other tax returns relating to us and our subsidiaries.

Tax Contests

Cendant has the right to control all administrative, regulatory and judicial proceedings relating to federal, state and local income tax returns for which it has preparation and filing responsibility, as described above, and all proceedings relating to taxes resulting from the failure of the Spin-Off or transactions relating to the internal reorganization to qualify as tax-free. We have the right to control all administrative, regulatory and judicial proceedings relating to other taxes attributable to us and our subsidiaries.

Transition Services Agreement

In connection with the Spin-Off, we entered into the Transition Services Agreement with Cendant and Cendant Operations, Inc. that governed certain continuing arrangements between us and Cendant to provide for our orderly transition from a wholly owned subsidiary to an independent, publicly traded company.

Pursuant to the Transition Services Agreement, Cendant, through its subsidiary Cendant Operations, Inc., provided us, and we provided to Cendant, various services including services relating to human resources and employee benefits, payroll, financial systems management, treasury and cash management, accounts payable services, external reporting, telecommunications services and information technology services. Prior to the Spin-Off, Cendant provided these and other services to us and allocated certain corporate costs to us which, in the aggregate, were approximately $3 million during the year ended December 31, 2005. During 2006 and 2005, we increased our internal capabilities to reduce our reliance on Cendant for these services. Additionally, we continued to purchase certain information technology services through Cendant through March 31, 2007 under their current contracts on terms consistent with our historic cost from Cendant. The Transition Services Agreement also contained agreements relating to indemnification, access to information and certain other provisions customary for agreements of this type. We have the right to receive reasonable information with respect to charges for transition services provided by Cendant.

The cost of each transition service under the Transition Services Agreement generally reflected the same payment terms and was calculated using the same cost-allocation methodologies for the particular service as those associated with historic costs for the equivalent services, and at a rate intended to approximate an arm's-length pricing negotiation as if there were no pre-existing cost-allocation methodology; however, the agreement was negotiated in the context of a parent-subsidiary relationship and in the context of the Spin-Off. (See "Item 1A. Risk Factors—Risks Related to the Spin-Off—Our agreements with Cendant and Realogy may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated parties." for more information.) The Transition Services Agreement expired March 31, 2007. With respect to the outsourced information technology services provided to us under the Transition Services Agreement, we entered into our own independent relationship with the existing third-party service provider for these services effective April 1, 2007.

Prior to the Spin-Off, we provided Cendant and certain Cendant affiliates, subsidiaries and business units with certain information technology support, equipment and services at or from our data center and certain PC desktop support for approximately 100 Cendant personnel, located at our facility in Sparks, Maryland. During 2005, we provided these services to Cendant and applicable affiliates, subsidiaries and business units under the Transition Services Agreement. Cendant terminated the provision of these services as of January 1, 2006.

ARRANGEMENTS WITH REALOGY

In connection with the Spin-Off, we entered into several contracts with Cendant's real estate services division to provide for the continuation of certain business arrangements, including the Mortgage Venture Operating Agreement, the Strategic Relationship Agreement, a marketing agreement (the "Marketing Agreement"), and the Trademark License Agreements. Cendant's real estate services division, Realogy, became an independent, publicly traded company pursuant to the Realogy Spin-Off effective July 31, 2006. On April 10, 2007, Realogy became a wholly owned subsidiary of Domus Holdings Corp., an affiliate of Apollo Management VI, L.P., following the completion of a merger and related transactions. Following the Realogy Spin-Off, Realogy is a leading franchisor of real estate brokerages, the largest owner and operator of residential real estate brokerages in the U.S. and the largest U.S. provider of relocation services. (See "Item 1A. Risk Factors—Risks Related to the Spin-Off—Our agreements with Cendant and Realogy may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated parties." for more information.)

Mortgage Venture Between Realogy and PHH

Realogy, through its subsidiary Realogy Venture Partner, and we, through our subsidiary, PHH Broker Partner, are parties to the Mortgage Venture for the purpose of originating and selling mortgage loans primarily sourced through Realogy's owned residential real estate brokerage and corporate relocation businesses, NRT and Cartus, respectively. In connection with the formation of the Mortgage Venture, we contributed assets and transferred employees to the Mortgage Venture that have historically supported originations from NRT and Cartus. The Mortgage Venture Operating Agreement has a 50-year term, subject to earlier termination as described below under "— Termination" or non-renewal by PHH Broker Partner after 25 years subject to delivery of notice between January 31, 2027 and January 31, 2028. In the event that PHH Broker Partner does not deliver a non-renewal notice after the 25th year, the Mortgage Venture Operating Agreement will be renewed for an additional 25-year term subject to earlier termination as described below under "— Termination."

The Mortgage Venture commenced operations in October 2005 and is licensed, where applicable, to conduct loan origination, loan sales and related operations in those jurisdictions in which it is doing business. All mortgage loans originated by the Mortgage Venture are sold to PHH Mortgage or to unaffiliated third-party investors on arm's-length terms. The Mortgage Venture Operating Agreement provides that the members of the Mortgage Venture intend that at least 15% of the total number of all mortgage loans originated by the Mortgage Venture be sold to unaffiliated third-party investors. The Mortgage Venture does not hold any mortgage loans for investment purposes or retain MSRs for any loans it originates. As discussed under "— Marketing Agreements," PHH Mortgage entered into interim marketing agreements with NRT and Cartus pursuant to which Cendant, NRT and Cartus agreed that PHH Mortgage was the exclusive recommended provider of mortgage products and services promoted by NRT to its independent contractor sales associates and by Cartus to its customers and clients. The interim marketing services agreements terminated following the commencement of the Mortgage Venture. Thereafter, the provisions of the Strategic Relationship Agreement, as discussed in more detail below, began to govern the manner in which the Mortgage Venture is recommended.

Ownership and Distributions

We own 50.1% of the Mortgage Venture through PHH Broker Partner, and Realogy owns the remaining 49.9% of the Mortgage Venture, through Realogy Venture Partner. The Mortgage Venture is consolidated within our financial statements, and Realogy's ownership interest is presented in our financial statements as a minority interest. Subject to certain regulatory and financial covenant requirements, net income generated by the Mortgage Venture is distributed quarterly to its members pro rata based upon their respective ownership interests. The Mortgage Venture may also require additional capital contributions from us and Realogy under the terms of the Mortgage Venture Operating Agreement if it is required to meet minimum regulatory capital and reserve requirements imposed by any governmental authority or any creditor of the Mortgage Venture or its subsidiaries.

Management

We manage the Mortgage Venture through PHH Broker Partner with the exception of certain specified actions that are subject to approval by Realogy through the Mortgage Venture's board of advisors, which consists of representatives of Realogy and PHH. The Mortgage Venture's board of advisors has no managerial authority, and its primary purpose is to provide a means for Realogy to exercise its approval rights over those specified actions of the Mortgage Venture for which Realogy's approval is required.

Termination

Pursuant to the Mortgage Venture Operating Agreement, Realogy Venture Partner has the right to terminate the Mortgage Venture and the Strategic Relationship Agreement in the event of:

- a Regulatory Event (defined below) continuing for six months or more; provided that PHH Broker Partner may defer termination on account of a Regulatory Event for up to six additional one-month periods by paying Realogy Venture Partner a $1 million fee at the beginning of each such one-month period;
- a change in control of us, PHH Broker Partner or any other affiliate of ours with a direct or indirect ownership interest in PHH Home Loans involving certain specified parties;
- a material breach, not cured within the requisite cure period, by us or our affiliates of the representations, warranties, covenants or other agreements (discussed below) under any of the Mortgage Venture Operating Agreement, the Strategic Relationship Agreement (described below under "— Strategic Relationship Agreement"), the Marketing Agreement (described below under "— Marketing Agreements"), the Trademark License Agreements (described below under "— Trademark License Agreements"), a management services agreement (the "Management Services Agreement") (described below under "— Management Services Agreement") and certain other agreements entered into in connection with the Spin-Off;
- the failure by the Mortgage Venture to make scheduled distributions pursuant to the Mortgage Venture Operating Agreement;
- the bankruptcy or insolvency of us or PHH Mortgage or
- any act or omission by us or our subsidiaries that causes or would reasonably be expected to cause material harm to the reputation of Cendant or any of its subsidiaries.

As defined in the Mortgage Venture Operating Agreement, a "Regulatory Event" is a situation in which (i) PHH Mortgage or the Mortgage Venture becomes subject to any regulatory order, or any governmental entity initiates a proceeding with respect to PHH Mortgage or the Mortgage Venture and (ii) such regulatory order or proceeding prevents or materially impairs the Mortgage Venture's ability to originate mortgage loans for any period of time in a manner that adversely affects the value of one or more quarterly distributions to be paid by the Mortgage Venture pursuant to the Mortgage Venture Operating Agreement; provided, however, that a Regulatory Event does not include (a) any order, directive or interpretation or change in law, rule or regulation, in any such case that is applicable generally to companies engaged in the mortgage lending business such that PHH Mortgage or such affiliate or the Mortgage Venture is unable to cure the resulting circumstances described in (ii) above or (b) any regulatory order or proceeding that results solely from acts or omissions on the part of Cendant or its affiliates.

The representations, warranties, covenants and other agreements in the Strategic Relationship Agreement, the Marketing Agreement, the Trademark License Agreements and the Management Services Agreement include, among others: (i) customary representations and warranties made by us or our affiliated party to such agreements, (ii) our confidentiality agreements in the Mortgage Venture Operating Agreement and the Strategic Relationship Agreement with respect to Realogy information, (iii) our obligations under the Mortgage Venture Operating Agreement, (iv) our indemnification obligations under the Mortgage Venture Operating Agreement, the Strategic Relationship Agreement and the Trademark License Agreements, (v) our non-competition agreements in the

Strategic Relationship Agreement and (vi) our termination assistance agreements in the Strategic Relationship Agreement in the event that the Mortgage Venture is terminated.

Upon a termination of the Mortgage Venture Operating Agreement by Realogy Venture Partner, Realogy Venture Partner will have the right either (i) to require that PHH Mortgage or PHH Broker Partner purchase all of its interest in the Mortgage Venture or (ii) to cause PHH Broker Partner to sell its interest in the Mortgage Venture to an unaffiliated third party designated by Realogy Venture Partner.

The exercise price at which PHH Mortgage or PHH Broker Partner would be required to purchase Realogy Venture Partner's interest in the Mortgage Venture would be the sum of the following: (i) the capital account balance for Realogy Venture Partner's interest in the Mortgage Venture as of the closing date of the purchase; (ii) the aggregate amount of all past due quarterly distributions to Realogy Venture Partner and any unpaid distribution in respect of the most recently completed fiscal quarter as of the closing date of the purchase and (iii) any amount equal to 49.9% of the net income, if any, realized by the Mortgage Venture at any time after the end of the fiscal quarter most recently completed as of the closing date of the purchase attributable to mortgage loans in process at any time prior to the closing date of the purchase. The exercise price would also include a liquidated damages payment equal to the sum of (i) two times the Mortgage Venture's trailing 12 months net income (except that, in the case of a termination by Realogy Venture Partner following a change in control of us, PHH Broker Partner or an affiliate of ours, PHH Broker Partner may be required to make a cash payment to Realogy Venture Partner in an amount equal to the Mortgage Venture's trailing 12 months net income multiplied by (a) if the Mortgage Venture Operating Agreement is terminated prior to its twelfth anniversary, the number of years remaining in the first 12 years of the term of the Mortgage Venture Operating Agreement or (b) if the Mortgage Venture Operating Agreement is terminated after its tenth anniversary, two years) and (ii) all costs reasonably incurred by Cendant and its subsidiaries in unwinding its relationship with us pursuant to the Mortgage Venture Operating Agreement and the related agreements, including the Strategic Relationship Agreement, the Marketing Agreement and the Trademark License Agreements.

The sale price at which PHH Broker Partner would be required to sell its interest in the Mortgage Venture would be the sum of (i) the fair value of PHH Broker Partner's interest as of the closing date of the sale, (ii) the aggregate amount of all past due quarterly distributions to PHH Broker Partner and any unpaid distribution in respect of the most recently completed fiscal quarter as of the closing date of the sale and (iii) any amount equal to 50.1% of the net income, if any, realized by the Mortgage Venture at any time after the end of the fiscal quarter most recently completed as of the closing date of the sale attributable to mortgage loans in process at any time prior to the closing date of the sale. The fair value of PHH Broker Partner's interest would be equal to PHH Broker Partner's proportionate share of the Mortgage Venture's earnings before interest, taxes, depreciation and amortization ("EBITDA") for the 12 months prior to the closing date of the sale, multiplied by a then-current average market EBITDA multiple for mortgage banking companies.

Two-Year Termination

Beginning on February 1, 2015, the tenth anniversary of the Mortgage Venture Operating Agreement, Realogy Venture Partner may terminate the Mortgage Venture Operating Agreement at any time by giving two years' prior written notice to us (a "Two-Year Termination"). Upon a Two-Year Termination of the Mortgage Venture Operating Agreement by Realogy Venture Partner, Realogy Venture Partner will have the option either (i) to require that PHH Broker Partner purchase all of Realogy Venture Partner's interest in the Mortgage Venture or (ii) to cause PHH Broker Partner to sell its interest in the Mortgage Venture to an unaffiliated third party designated by Realogy Venture Partner.

The exercise price at which PHH Broker Partner would be required to purchase Realogy Venture Partner's interest in the Mortgage Venture would be the sum of the following: (i) the fair value of Realogy Venture Partner's interest in the Mortgage Venture as of the closing date of the purchase; (ii) the aggregate amount of all past due quarterly distributions to Realogy Venture Partner and any unpaid distribution in respect of the most recently completed fiscal quarter as of the closing date of the purchase and (iii) any amount equal to 49.9% of the net income, if any, realized by the Mortgage Venture at any time after the end of the fiscal quarter most recently completed as of the closing date of the purchase attributable to mortgage loans in process at any time prior to the closing date of the purchase. The fair value of Realogy Venture Partner's interest would be determined through business valuation experts selected by each of PHH Broker Partner and Realogy Venture Partner. These business valuation experts would then prepare two valuations of the interest in the Mortgage Venture in light of the relevant facts and circumstances, including the consequences of the Two-Year Termination and PHH Broker Partner's purchase of Realogy Venture Partner's interest. In the event that the difference between the two valuations is equal to or less than 10%, then the average of the two valuations would be used as the fair value of Realogy Venture Partner's interest in the Mortgage Venture. In the event that the difference between the two valuations is greater than 10%, then the two business valuation experts would select another business valuation expert to perform a third valuation which would be used as the fair value of Realogy Venture Partner's interest in the Mortgage Venture.

The sale price at which PHH Broker Partner would be required to sell its interest in the Mortgage Venture would be the sum of (i) the fair value of PHH Broker Partner's interest as of the closing date of the sale, (ii) the aggregate amount of all past due quarterly distributions to PHH Broker Partner and any unpaid distribution in respect of the most recently completed fiscal quarter as of the closing date of the sale and (iii) any amount equal to 50.1% of the net income, if any, realized by the Mortgage Venture at any time after the end of the fiscal quarter most recently completed as of the closing date of the sale attributable to mortgage loans in process at any time prior to the closing date of the sale. The fair value of PHH Broker Partner's interest would be determined in a similar manner as the fair value of Realogy Venture Partner's interest is determined above.

Special Termination

In the event that, as a result of any change in the law, (i) any provision of the Mortgage Venture Operating Agreement or the related agreements (including the Strategic Relationship Agreement, the Marketing Agreement and the Trademark License Agreements) is not compliant with applicable law or (ii) the financial terms of the Mortgage Venture Operating Agreement or any of the related agreements, taken as a whole, become inconsistent with the then-current market, the members shall use commercially reasonable efforts to restructure our business and to amend the Mortgage Venture Operating Agreement in a manner that complies with such law and, to the extent possible, most closely reflects the original intention of the members as to the economics of their relationship. In the case of a law that renders the financial terms of the Mortgage Venture Operating Agreement to become inconsistent with the then-current market, Realogy Venture Partner may also request that PHH Broker Partner and PHH Mortgage enter into good faith negotiations to renegotiate the terms of the Mortgage Venture Operating Agreement within 30 days following the request. During such 30-day period, Realogy Venture Partner may solicit proposals from PHH Broker Partner and other persons for the provision of mortgage services substantially similar to those provided under the Mortgage Venture Operating Agreement and the related agreements. If Realogy Venture Partner receives a proposal from a third party that Realogy Venture Partner determines, taken as a whole, is superior to PHH Broker Partner's proposal, then Realogy Venture Partner may elect to terminate the Mortgage Venture Operating Agreement. Upon a termination of the Mortgage Venture Operating Agreement by Realogy Venture Partner, PHH Broker Partner would be required to purchase Realogy Venture Partner's interest in the Mortgage Venture at a price calculated in the same manner as the price at which Realogy Venture Partner could cause PHH Broker Partner to purchase its interest in the Mortgage Venture upon a Two-Year Termination. The closing of the purchase would be completed within 90 days of the termination of the Mortgage Venture Operating Agreement by Realogy Venture Partner.

PHH Termination

PHH Broker Partner has the right to terminate the Mortgage Venture Operating Agreement either upon a material breach, not cured within the requisite cure period by Realogy Venture Partner of a material provision of the Mortgage Venture Operating Agreement or the related agreements, including the Strategic Relationship Agreement, the Marketing Agreement and the Trademark License Agreements, or the bankruptcy or insolvency of Cendant. Upon a termination of the Mortgage Venture Operating Agreement by PHH Broker Partner, PHH Broker Partner has the right to purchase Realogy Venture Partner's interest in the Mortgage Venture at a price equal to the sum of the following: (i) the fair value of Realogy Venture Partner's interest in the Mortgage Venture as of the date PHH Broker Partner exercises its purchase right; (ii) the aggregate amount of all past due quarterly distributions to Realogy Venture Partner and any unpaid distribution in respect of the most recently completed fiscal quarter as of the date PHH Broker Partner exercises its purchase right and (iii) any amount equal to 49.9% of the net income, if any, realized by the Mortgage Venture at any time after the end of the fiscal quarter most recently completed as of the date PHH Broker Partner exercises its purchase right attributable to mortgage loans in process at any time prior to the date PHH Broker Partner exercises its purchase right. The fair value of Realogy Venture Partner's interest would be equal to Realogy Venture Partner's proportionate share of the Mortgage Venture's trailing 12 month EBITDA multiplied by a then-current average EBITDA multiple for mortgage banking companies. PHH Broker Partner's right would be exercisable for two months following a termination event by delivering written notice to Cendant. The closing of the purchase would not be completed prior to the one-year anniversary of PHH Broker Partner's exercise notice to Realogy Venture Partner.

PHH Non-Renewal

As discussed above, PHH Broker Partner may elect not to renew the Mortgage Venture Operating Agreement for an additional 25-year term by delivering a notice to Realogy Venture Partner between January 31, 2027 and January 31, 2028. Upon a non-renewal of the Mortgage Venture Operating Agreement by PHH Broker Partner, PHH Broker Partner has the right either (i) to purchase Realogy Venture Partner's interest in the Mortgage Venture at a price calculated in the same manner as the price at which Realogy Venture Partner could cause PHH Broker Partner to purchase its interest in the Mortgage Venture upon a Two-Year Termination or (ii) to sell PHH Broker Partner's interest in the Mortgage Venture to an unaffiliated third party designated by Realogy Venture Partner at a price calculated in the same manner as the price at which Realogy Venture Partner could cause PHH Broker Partner to sell its interest in the Mortgage Venture upon a Two-Year Termination. The closing of this transaction would not be completed prior to January 31, 2030.

Effects of Termination or Non-Renewal

Upon termination of the Mortgage Venture by Realogy Venture Partner or PHH Broker Partner as described above, the Mortgage Venture Operating Agreement and related agreements will terminate automatically (excluding certain privacy, non-competition, venture-related transition provisions and other general provisions, which shall survive the termination of such agreements), and Realogy Venture Partner and its affiliates will be released from any restrictions under the agreements entered into in connection with the Mortgage Venture Operating Agreement (including the Strategic Relationship Agreement, the Marketing Agreement, the Trademark License Agreements and the Management Services Agreement) that may restrict its ability to pursue a partnership, joint venture or another arrangement with any third-party mortgage operation.

MANAGEMENT SERVICES AGREEMENT

PHH Mortgage operates under the Management Services Agreement with the Mortgage Venture pursuant to which PHH Mortgage provides certain mortgage origination processing and administrative services for the Mortgage Venture. The mortgage origination processing services that PHH Mortgage provides the Mortgage Venture include seasonal call center staffing beyond the Mortgage Venture's permanent staff, secondary mortgage marketing, pricing and, for certain channels, underwriting, credit scoring and document review. Administrative services that PHH Mortgage provides the Mortgage Venture include payroll, financial systems management, treasury, information technology services, telecommunications services and human resources and employee benefits services. In exchange for such services, the Mortgage Venture pays PHH Mortgage a fee per service and a fee per loan, subject to a minimum amount. The Management Services Agreement terminates automatically upon the termination of the Strategic Relationship Agreement.

Strategic Relationship Agreement

We and Realogy are parties to the Strategic Relationship Agreement. The Strategic Relationship Agreement contains detailed covenants regarding the relationship of Realogy and us with respect to the operation of the Mortgage Venture and its origination channels, which are discussed below:

Exclusive Recommended Provider of Mortgage Loans

Under the Strategic Relationship Agreement, Realogy agreed that the residential and commercial real estate brokerage business owned and operated by NRT, the title and settlement services business owned and operated by TRG, and the relocation business owned and operated by Cartus will exclusively recommend the Mortgage Venture as provider of mortgage loans to (i) the independent sales associates affiliated with the Realogy Entities (excluding the independent sales associates of any Realogy Franchisee acting in such capacity), (ii) all customers of the Realogy Entities (excluding Realogy Franchisees or any employee or independent sales associate thereof acting in such capacity) and (iii) all U.S.-based employees of Cendant. Realogy, however, is not required under the terms of the Strategic Relationship Agreement to condition doing business with a customer on such customer obtaining a mortgage loan from the Mortgage Venture or contacting or being contacted by the Mortgage Venture. Realogy has the right to terminate the exclusivity arrangement of the Strategic Relationship Agreement under certain circumstances, including (i) if we materially breach any representation, warranty, covenant or other agreement contained in any of the agreements entered into in connection with the Mortgage Venture Operating Agreement (described generally above under "— Mortgage Venture Between Realogy and PHH—Termination") and such breach is not cured within the required cure period and (ii) if a Regulatory Event occurs and is not cured within the required time period. In addition, if the Mortgage Venture is prohibited by law, rule, regulation, order or other legal restriction from performing its mortgage origination function in any jurisdiction, and such prohibition has not been cured within the applicable cure period, Realogy has the right to terminate exclusivity in the affected jurisdiction.

Subsequent Mortgage Company Acquisitions

If Realogy acquires or enters into an agreement to acquire, directly or indirectly, a residential real estate brokerage business that also directly or indirectly owns or conducts a mortgage loan origination business, then we will work together with Realogy and the Mortgage Venture to formulate a plan for the sale of such mortgage loan origination business to the Mortgage Venture pursuant to pricing perimeters specified in the Strategic Relationship Agreement. If the parties do not reach an agreement with respect to the terms of the sale within 30 days after we or the Mortgage Venture receive notice of the proposed acquisition, Realogy has the option either (i) to sell the mortgage loan origination business to a third party (provided that the Mortgage Venture has a right of first refusal if the purchase price for the proposed sale to the third party is less than a specified amount with respect to the purchase price calculated under the formulas specified in the Strategic Relationship Agreement or, if no formula is applicable, the price proposed by Realogy) or (ii) to retain and operate the mortgage loan origination business of such residential real estate brokerage business, and, in either case, described under clauses (i) or (ii), at the option of Realogy, under certain circumstances, the exclusivity provisions described above will terminate with respect to each county in which the mortgage loan origination business of such acquired residential real estate brokerage conducts its operations. If the parties reach agreement with respect to the terms of the sale but the Mortgage Venture defaults on its obligation to complete the sale transaction in a timely manner, the Mortgage Venture is required to make a damages payment to Realogy within 30 days after the acquisition was scheduled to close. If the damages payment is not made by such date, at the option of Realogy, under certain circumstances, the exclusivity provisions described above will terminate with respect to each county in which the mortgage loan origination business of the acquired residential real estate brokerage conducts its operations.

Non-Competition

The Strategic Relationship Agreement provides that, subject to limited exceptions, we will not engage in (i) the title, closing, escrow or search-related services for residential real estate transactions and all other mortgage-related transactions or provide any services or products which were otherwise offered or provided by TRG as of January 31, 2005, (ii) the residential real estate brokerage business, commercial real estate brokerage business or corporate relocation services business, or become or operate as a broker, owner or franchisor in any such business, or otherwise, directly or indirectly, assist or facilitate the purchase or sale of residential or commercial real estate (other than through STARS or through the Mortgage Venture's origination and servicing of mortgage loans) or (iii) any other business conducted by Realogy as of January 31, 2005. Our non-competition covenant will survive for up to two years following termination of the Strategic Relationship Agreement. To the extent that Realogy expands into new business and, at the time of such expansion, we are engaged in the same business, we will not be prohibited from continuing to conduct such business. The Strategic Relationship Agreement also provides that (i) neither we nor our subsidiaries will directly or indirectly sell any mortgage loans or MSRs to any of the 20 largest residential real estate brokerage firms in the U.S. or any of the 10 largest residential real estate brokerage franchisors in the U.S. and (ii) neither we nor our affiliates will knowingly solicit any such competitors for mortgage loans other than through the Mortgage Venture, as provided in the Strategic Relationship Agreement and the Mortgage Venture Operating Agreement.

Other Exclusivity Arrangements

The Strategic Relationship Agreement also provides for additional exclusivity arrangements with PHH, including the following:

- We will use Realogy Services Group LLC on all of our commercial real estate transactions where a Realogy commercial real estate agent is available.
- We will recommend TRG as the provider of title, closing, escrow and search-related services and
- We will utilize TRG on an exclusive basis whenever we have the option to choose the title or escrow agent and TRG either provides such services or receives compensation in connection with such services in the applicable jurisdiction.

Indemnification

Pursuant to the Strategic Relationship Agreement, we have agreed to indemnify Realogy for all losses arising out of or resulting from (i) any violation or material breach by us of any representation, warranty, or covenant in the agreement or (ii) our negligent or willful misconduct in connection with the agreement. We have also agreed to indemnify the Mortgage Venture for all losses incurred or sustained by it (i) for any damages paid by the Mortgage Venture in connection with an acquisition of a mortgage loan origination business under the Strategic Relationship Agreement or (ii) any interest paid by the Mortgage Venture for any failure to make scheduled distributions for any fiscal quarter pursuant to the Mortgage Venture Operating Agreement. (See "— Subsequent Mortgage Company Acquisitions" and "— Mortgage Venture Between Realogy and PHH—Termination" above for more information).

PHH Guarantee

We guarantee all representations, warranties, covenants, agreements and other obligations of our subsidiaries and affiliates (other than the Mortgage Venture) in the full and timely performance of their respective obligations under the Strategic Relationship Agreement and the other agreements entered into in connection with the Mortgage Venture Operating Agreement.

Termination

The Strategic Relationship Agreement terminates upon termination of the Mortgage Venture Operating Agreement. (See "— Mortgage Venture Between Realogy and PHH—Termination" and "— Effects of Termination or Non-Renewal" for more information about termination of the Mortgage Venture Operating Agreement.) Following termination of the Strategic Relationship Agreement, we are required to provide certain transition services to Realogy for up to one year following termination.

TRADEMARK LICENSE AGREEMENTS

PHH Mortgage, TM Acquisition Corp., Coldwell Banker Real Estate Corporation and ERA Franchise Systems, Inc. are parties to the PHH Mortgage Trademark License Agreement pursuant to which PHH Mortgage was granted a license to use certain of Realogy's real estate brand names, trademarks and service marks and related items, such as logos and domain names in its origination of mortgage loans on behalf of customers of Realogy's franchised real estate brokerage business. PHH Mortgage also was granted a license to use certain of Realogy's real estate brand names and related items in connection with its mortgage loan origination services for Realogy's real estate brokerage business owned and operated by NRT, the relocation business owned and operated by Cartus and the settlement services business owned and operated by TRG; however, this license terminated upon PHH Home Loans commencing operations. We pay a fixed licensing fee to the licensors on a quarterly basis. PHH Mortgage agreed to indemnify the licensors and their affiliates for all damages from third-party claims directly or indirectly arising out of our use of the licensed marks. The PHH Mortgage Trademark License Agreement terminates upon the completion of either PHH Broker Partner's purchase of Realogy Venture Partner's interest in PHH Home Loans, or PHH Broker Partner's sale of its interest in PHH Home Loans upon a termination of the Mortgage Venture Operating Agreement or the dissolution of PHH Home Loans. (See "— Mortgage Venture Between Realogy and PHH—Termination" and "— Effects of Termination or Non-Renewal" for more information about termination of the Mortgage Venture Operating Agreement.) PHH Mortgage or the licensor may also terminate the PHH Mortgage Trademark License Agreement for the other party's breach or default of any material obligation under the PHH Mortgage Trademark License Agreement that is not cured within 60 days after receipt of written notice of the breach. Upon termination of the PHH Mortgage Trademark License Agreement, PHH Mortgage loses all rights to use the licensed marks and must destroy all materials containing or in any way using the licensed marks.

PHH Home Loans is party to the Mortgage Venture Trademark License Agreement with TM Acquisition Corp., Coldwell Banker Real Estate Corporation and ERA Franchise Systems, Inc. pursuant to which PHH Home Loans was granted a license to use certain of Realogy's real estate brand names, trademarks and service marks and related items, such as domain names, in connection with its mortgage loan origination services for Realogy's real estate brokerage business owned and operated by NRT, the relocation business owned and operated by Cartus and the settlement services business owned and operated by TRG. The license granted to PHH Home Loans is royalty-free, non-exclusive, non-assignable, non-transferable and non-sublicensable. PHH Home Loans agrees to indemnify the licensors and their affiliates for all damages from third-party claims directly or indirectly arising out of PHH Home Loan's use of the licensed marks. The Mortgage Venture Trademark License Agreement terminates upon the completion of either PHH Broker Partner's purchase of Realogy Venture Partner's interest in PHH Home Loans, or PHH Broker Partner's sale of its interests in PHH Home Loans upon a termination of the Mortgage Venture Operating Agreement or the dissolution of PHH Home Loans. (See "— Mortgage Venture Between Realogy and PHH—Termination" and "— Effects of Termination or Non-Renewal" for more information about termination of the Mortgage Venture Operating Agreement.) PHH Home Loans or the licensors may also terminate the Mortgage Venture Trademark License Agreement for the other party's breach or default of any material obligation under the Mortgage Venture Trademark License Agreement that is not cured within 60 days after receipt of written notice of the breach. Upon termination of the Mortgage Venture Trademark License Agreement, PHH Home Loans loses all rights to use the licensed marks and must destroy all materials containing or in any way using the licensed marks.

Marketing Agreements

Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc., Sotheby's International Affiliates, Inc. and PHH Mortgage are parties to the Marketing Agreement. Pursuant to the terms of the Marketing Agreement, Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc. have each agreed to recommend exclusively PHH Mortgage as provider of mortgage loans to their respective independent sales associates. In addition, Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc. agree under the Marketing Agreement to actively promote our products and services to their franchisees and the sales agents of their franchisees, which includes, among other things, promotion of PHH through mail inserts, brochures and advertisements as well as articles in company newsletters and permitting PHH Mortgage presentations during sales meetings. Under the Marketing Agreement, we pay Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc. a marketing fee for conducting such promotions based upon the fair market value of the services to be provided. The Marketing Agreement terminates upon termination of the Strategic Relationship Agreement.

Prior to entering into the Marketing Agreement, NRT and Cartus each entered into separate interim marketing agreements with PHH Mortgage. Pursuant to the interim marketing agreement between NRT and PHH Mortgage, NRT agreed to provide access to PHH Mortgage and to market PHH Mortgage's various mortgage programs and services to NRT's customers and real estate agents in NRT's company-owned offices. Cartus agreed under its interim marketing agreement with PHH Mortgage to provide access to PHH Mortgage and to market PHH Mortgage's various mortgage programs and services to the customers and clients of Cartus. In addition, NRT and Cartus each agreed under both interim marketing agreements to provide certain additional marketing and promotional services for PHH Mortgage. Such services during 2005 included mail inserts, brochures and advertisements as well as placement in company newsletters and permitting PHH Mortgage presentations during sales meetings and, with respect to NRT, also included the posting of PHH Mortgage banners and signs throughout NRT offices. Under both interim marketing agreements, NRT and Cartus each agreed not to enter into similar arrangements with any other person or entity. PHH Mortgage paid each of NRT and Cartus monthly marketing fees under the interim marketing agreements, which were based upon the fair market value of the services to be provided. The NRT interim marketing agreement and the Cartus interim marketing agreement terminated following the commencement of the Mortgage Venture. The provisions of the Strategic Relationship Agreement and the Marketing Agreement described above now govern the manner in which the Mortgage Venture and PHH Mortgage, respectively, are recommended.

ARRANGEMENTS WITH MERRILL LYNCH

Approximately 20% of our mortgage loan originations for the year ended December 31, 2007 were from Merrill Lynch, pursuant to certain agreements between us and Merrill Lynch as described in more detail below.

Origination Assistance Agreement

We are party to the Origination Assistance Agreement, dated as of December 15, 2000, with Merrill Lynch, as amended (the "OAA"). Pursuant to the OAA, we assist Merrill Lynch in originating certain mortgage loans on a private-label basis. We also provide certain origination-related services for Merrill Lynch on a private-label basis in connection with Merrill Lynch's wholesale loan program for correspondent lenders and mortgage brokers. The mortgage loan origination services that we perform for Merrill Lynch include receiving and processing applications for certain mortgage loan products offered by Merrill Lynch, preparing documentation for mortgage loans that meet Merrill Lynch's applicable underwriting guidelines, closing mortgage loans, maintaining certain files with respect to mortgage loans and providing daily interest rate sheets to correspondent lenders and mortgage brokers. We also assist Merrill Lynch in making bulk purchases of certain mortgage loan products from correspondent lenders. Under the terms of the OAA, we are the exclusive provider of mortgage loans for mortgage loan borrowers (other than borrowers who borrow indirectly through a correspondent lender or mortgage broker) who either (i) have a relationship with, or are referred by, a Merrill Lynch Financial Advisor in the Global Private Client Group or (ii) are clients of the Merrill Lynch investor services group. We are required to provide all services under the OAA in accordance with the service standards specified therein. The OAA obligates us to make certain liquidated damage payments to Merrill Lynch if we do not maintain specified levels of customer satisfaction with respect to the services that we provide on behalf of Merrill Lynch. In addition, our breach of the service standards in certain circumstances (a "PHH Performance Failure") may result in termination of the OAA. The initial term of the OAA expires on December 31, 2010, unless earlier terminated. Upon expiration of the initial term, the OAA will automatically renew for a five-year extension term; provided that, if there shall have been a PHH Performance Failure or Merrill Lynch shall not have met certain specified obligations under the OAA prior to December 31, 2010, then the OAA shall not automatically extend unless the non-breaching party gives notice to the other party that it is willing to extend the OAA. We and Merrill Lynch each have the right to terminate the OAA for the other party's uncured material breach of any representation, warranty or covenant of the OAA or bankruptcy or insolvency. In addition, Merrill Lynch may also terminate the OAA upon notice to us if (i) we lose good standing with the U.S. Department of Housing and Urban Development ("HUD") or both Fannie Mae and Freddie Mac revoke our good standing for cause and we do not have our good standing reinstated within 30 days, (ii) we experience a change of control under certain circumstances or (iii) we breach the terms of a trademark use agreement with Merrill Lynch without curing such a breach within the applicable cure period. During the one-year period following the termination of the OAA, we are obligated to assist Merrill Lynch in transitioning the business back to it or a third-party service provider designated by Merrill Lynch.

Portfolio Servicing Agreement

We are also party to the Portfolio Servicing Agreement, dated as of January 28, 2000, with Merrill Lynch, as amended (the "Portfolio Servicing Agreement"). Pursuant to the Portfolio Servicing Agreement, we service certain mortgage loans originated or otherwise held in a portfolio by Merrill Lynch and maintain electronic files related to the servicing functions that we perform. Mortgage loan servicing under the Portfolio Servicing Agreement includes collecting loan payments from borrowers, remitting principal and interest payments to the owner of each mortgage loan and managing escrow funds for the payment of mortgage loan-related expenses, such as property taxes and homeowner's insurance. We also assist Merrill Lynch in managing funds relating to properties acquired by Merrill Lynch in foreclosure, which may include the disposition of such properties. We may not terminate the Portfolio Servicing Agreement without the consent of Merrill Lynch. Merrill Lynch, however, may terminate the Portfolio Servicing Agreement at any time upon notice to us in the event of (i) any uncured material breach of any representation, warranty or covenant by us under certain agreements, including the Portfolio Servicing Agreement, a trademark use agreement with Merrill Lynch, and the Loan Purchase and Sale Agreement (as defined below), (ii) our bankruptcy or insolvency, (iii) the loss of our eligibility to sell or service mortgage loans for Fannie Mae, Freddie Mac or Ginnie Mae if we cease to be a HUD-approved mortgagee, (iv) we experience a change in control under certain circumstances or (v) our failure to meet certain service standards specified in the Portfolio Servicing Agreement, which is not cured within the applicable cure period. If the Portfolio Servicing Agreement is terminated due to our failure to meet certain specified service standards, then we and Merrill Lynch will retain an arbitrator to determine the fair market value of the MSRs. Upon determination of the fair market value of such MSRs by the arbitrator, Merrill Lynch may elect to terminate the Portfolio Servicing Agreement and purchase such MSRs from us.

Loan Purchase and Sale Agreement

We are party to the Loan Purchase and Sale Agreement, dated as of December 15, 2000, with Merrill Lynch, as amended (the "Loan Purchase and Sale Agreement"). Pursuant to the Loan Purchase and Sale Agreement, we are required to purchase from Merrill Lynch certain mortgage loans that have been originated under the OAA, including the MSRs with respect to such loans (other than alternative mortgage loans). We and Merrill Lynch agree upon mortgage loans constituting alternative mortgage loans from time-to-time, but generally these loans include three- and five-year adjustable-rate and variable-rate mortgage loans and construction loans. While not required, we may elect to purchase alternative mortgage loans from Merrill Lynch, including the MSRs associated with such loans, upon mutual agreement of Merrill Lynch. The initial term of the Loan Purchase and Sale Agreement expires on the earlier of December 31, 2010 or the date the OAA is terminated. If the OAA is renewed in accordance with its terms, then the Loan Purchase and Sale Agreement will automatically renew for a concurrent extension term. Both we and Merrill Lynch have the right to terminate the Loan Purchase and Sale Agreement for the other party's uncured material breach of any representation, warranty or covenant of the Loan Purchase and Sale Agreement or bankruptcy or insolvency. In addition, Merrill Lynch may also terminate the Loan Purchase and Sale Agreement upon notice to us if (i) we lose our good standing with HUD or both Fannie Mae and Freddie Mac revoke our good standing for cause and we do not have our good standing reinstated within 30 days, (ii) we experience a change of control under certain circumstances or (iii) we breach the terms of our trademark use agreement with Merrill Lynch without curing such breach within the applicable cure period. Following the termination of the Loan Purchase and Sale Agreement, we are no longer required to purchase any mortgage loans originated under the OAA.

Servicing Rights Purchase and Sale Agreement

We are party to the Servicing Rights Purchase and Sale Agreement, dated as of January 28, 2000, with Merrill Lynch, as amended (the "SRPSA"). Pursuant to the SRPSA, we are required to purchase from Merrill Lynch the MSRs for certain mortgage loans that have been originated under the OAA (alternative mortgage loans). We purchase the MSRs at quarterly bulk offering sales and on a flow basis. We will not purchase MSRs for loans that are (i) 60 days or more past due as of the sale date, (ii) in litigation or (iii) in bankruptcy. The SRPSA expires upon the earlier of December 31, 2010 or the date upon which the OAA is terminated. If the OAA is extended, the SRPSA shall be automatically extended for the same extension term. Both we and Merrill Lynch have the right to terminate the SRPSA for the other party's uncured material breach of any representation, warranty or covenant of the SRPSA or bankruptcy or insolvency. In addition, either party may terminate the SRPSA if the other party loses its good standing with HUD, Fannie Mae, Freddie Mac, or Ginnie Mae. Following the termination of the SRPSA, we are no longer required to purchase the MSRs and no further flow offerings or quarterly bulk offerings shall take place.

Equity Access and Omega Loan Subservicing Agreement

We are party to the Equity Access and Omega Loan Subservicing Agreement, dated as of June 6, 2002, with Merrill Lynch, as amended (the "EA Agreement"). Merrill Lynch services certain revolving line of credit loans secured by marketable securities, as well as certain securitized and non-securitized residential first and second lien equity line of credit loans pursuant to applicable pooling and servicing agreements and private investor agreements. Pursuant to this agreement, we agree to subservice such loans for Merrill Lynch. The EA Agreement expires upon the earlier of June 1, 2009 or the date upon which the OAA is terminated. With respect to services to be provided by us pursuant to the EA Agreement, we agree to indemnify Merrill Lynch for all losses resulting from our failure to comply with the terms of any private investor agreement or pooling and servicing agreement. Merrill Lynch may terminate the EA Agreement at any time upon notice to us in the event of (i) any uncured material breach of any representation, warranty or covenant by us including failure to make pass-through payments, (ii) our bankruptcy or insolvency, (iii) the loss of our eligibility to sell or service mortgage loans for Fannie Mae, Freddie Mac or Ginnie Mae, or if we cease to be a HUD-approved mortgagee or (iv) if we fail to perform in accordance with the applicable service standards and do not cure the failure within 90 days.

Item 1A. *Risk Factors*

Risks Related to our Business

The termination of our status as the exclusive recommended provider of mortgage products and services promoted by the residential and commercial real estate brokerage business owned and operated by Realogy's affiliate, NRT, the title and settlement services business owned and operated by Realogy's affiliate, TRG and the relocation business owned and operated by Realogy's affiliate, Cartus, could have a material adverse effect on our business, financial position, results of operations or cash flows.

Under the terms of the Strategic Relationship Agreement, we are the exclusive recommended provider of mortgage loans to the independent sales associates affiliated with the residential and commercial real estate brokerage business owned and operated by Realogy's affiliate, NRT, certain customers of Realogy and all U.S.-based employees of Cendant. The Marketing Agreement similarly provides that we are the exclusive recommended provider of mortgage loans and related products to the independent sales associates of Realogy's real estate brokerage franchisees, which include Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc. See "Item 1. Business—Arrangements with Realogy—Mortgage Venture Between Realogy and PHH," "— Strategic Relationship Agreement" and "— Marketing Agreements" in this Form 10-K for more information. For the year ended December 31, 2007, approximately 44% of loans originated by our Mortgage Production segment were derived from NRT and Cartus. We anticipate that a similar portion of mortgage loan originations from our Mortgage Production segment during 2008 will be comprised of business arising out of our arrangements with Realogy.

Pursuant to the terms of the Mortgage Venture Operating Agreement, beginning on February 1, 2015, Realogy will have the right at any time upon two years' notice to us to terminate its interest in the Mortgage Venture. A termination of the Mortgage Venture could have a material adverse effect on our business, financial position, results of operations or cash flows. In addition, the Strategic Relationship Agreement provides that Realogy has the right to terminate the covenant requiring it to exclusively recommend us as the provider of mortgage loans to the independent sales associates affiliated with the residential and commercial real estate brokerage business owned and operated by Realogy's affiliate, NRT, certain customers of Realogy, and all U.S.-based employees of Cendant, following notice and a cure period, if:

- we materially breach any representation, warranty, covenant or other agreement contained in the Strategic Relationship Agreement, the Marketing Agreement, the Trademark License Agreements or certain other related agreements;
- we or the Mortgage Venture become subject to any regulatory order or governmental proceeding and such order or proceeding prevents or materially impairs the Mortgage Venture's ability to originate mortgage loans for any period of time (which order or proceeding is not generally applicable to companies in the mortgage lending business) in a manner that adversely affects the value of one or more of the quarterly distributions to be paid by the Mortgage Venture pursuant to the Mortgage Venture Operating Agreement;
- the Mortgage Venture otherwise is not permitted by law, regulation, rule, order or other legal restriction to perform its origination function in any jurisdiction, but in such case exclusivity may be terminated only with respect to such jurisdiction or
- the Mortgage Venture does not comply with its obligations to complete an acquisition of a mortgage loan origination company under the terms of the Strategic Relationship Agreement.

If Realogy were to terminate its exclusivity obligations with respect to the Mortgage Venture, it could have a material adverse effect on our business, financial position, results of operations or cash flows.

Adverse developments in general business, economic, environmental and political conditions could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our businesses and operations are sensitive to general business and economic conditions in the U.S. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets, including the secondary market for mortgage loans, and the general condition of the U.S. economy and housing market, both nationally and in the regions in which we conduct our businesses. A significant portion of our mortgage loan originations are made in a small number of geographical areas which include: California, New Jersey, Florida, New York, Texas and Pennsylvania. An economic downturn in one or more of these geographical areas could have a material adverse effect on our business, financial position, results of operations or cash flows.

A host of factors beyond our control could cause fluctuations in these conditions, including political events, such as civil unrest, war or acts or threats of war or terrorism and environmental events, such as hurricanes, earthquakes and other natural disasters. Adverse developments in these conditions and resulting general business and economic conditions, including through recession, downturn or otherwise, either in the economy generally or in those regions in which a large portion of our business is conducted, could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our business is significantly affected by monetary and related policies of the federal government, its agencies and government-sponsored entities. We are particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the U.S. The Federal Reserve Board's policies affect the size of the mortgage origination market, the pricing of our interest-earning assets and the cost of our interest-bearing liabilities. Changes in any of these policies are beyond our control, difficult to predict and could have a material adverse effect on our business, financial position, results of operations or cash flows.

We might be prevented from selling and/or securitizing our mortgage loans at opportune times and prices, if at all, which could have a material adverse effect on our business, financial position, results of operations or cash flows.

We rely on selling or securitizing our mortgage loan production to generate cash for the repayment of our financing facilities, production of new mortgage loans and general working capital purposes. We bear the risk of being unable to sell or securitize our mortgage loans at advantageous times and prices or in a timely manner. If it is not possible or economical for us to complete the sale or securitization of a substantial portion of our mortgage loans, our growth may be limited by available capacity under our credit facilities, and therefore, we may be unable to fund future loan commitments, which could have a material adverse effect on our profitability. There can be no assurances that we will continue to be successful in securitizing mortgage loans on terms favorable to us, if at all.

The securitization market and our ability to complete securitizations of our mortgage loans depends upon a number of factors, many of which are beyond our control, including general economic conditions, conditions in the securities markets generally, conditions in the asset-backed securities market specifically and the availability of credit enhancements and the performance of our mortgage loans. Demand in the secondary mortgage market for non-conforming loans was adversely impacted during the second half of 2007 and through the filing date of this Form 10-K. The deterioration of liquidity in the secondary market for these non-conforming loan products, including jumbo, Alt-A and second lien products and loans with origination flaws or performance issues ("Scratch and Dent Loans"), negatively impacted the price which could be obtained for such products in the secondary market. These loans experienced both a reduction in overall investor demand and discounted pricing which negatively impacted the value of the underlying loans as well as the execution of related secondary market loan sales. The valuation of Mortgage loans held for sale, net as of December 31, 2007 reflected this discounted pricing, with the most significant pricing discounts related to Scratch and Dent Loans and closed-end second lien loans. The unpaid principal balance of Scratch and Dent Loans and closed-end second lien loans decreased from $355 million as of September 30, 2007 to $86 million as of December 31, 2007, primarily due to the sale or securitization of these loans during the fourth quarter of 2007. The lack of investor demand for these mortgage loan products has also adversely affected banks' willingness to lend money secured by such mortgages, which may reduce the funds available to us for the origination of mortgage loan products or increase our cost of funds. Although we have been able to continually access the secondary mortgage market through the filing date of this Form 10-K, further disruptions in the secondary mortgage market may reduce our ability to generate sufficient liquidity from loan sales in the future to continue our operations and manage our exposure to interest rate risk. Any of the foregoing could have a material adverse effect on our business, financial position, results of operations or cash flows.

Recent developments in the secondary mortgage market could have a material adverse effect on our business, financial position, results of operations or cash flows.

The deterioration in the secondary mortgage market discussed above has caused a number of mortgage loan originators to take one or more of the following actions: revise their underwriting guidelines for Alt-A and non-conforming products, increase the interest rates charged on these products, impose more restrictive credit standards on borrowers or decrease permitted loan-to-value ratios. We expect that this shift in production efforts to more traditional prime loan products by these originators will result in increased competition in the mortgage industry, which could have a negative impact on profit margins for our Mortgage Production segment during 2008. While we have adjusted pricing and margin expectations for new mortgage loan originations to reflect current secondary mortgage market conditions, market developments negatively impacted Gain on sale of mortgage loans, net in 2007, and may continue to have a negative impact during 2008.

As a result of these changes, many non-conforming loan products have become more costly for potential borrowers or, in some cases, unavailable. This has in turn limited the ability of some borrowers to refinance out of existing mortgages, leading to further delinquency, default and foreclosure. These factors, among others, have weakened the housing market by making borrowing more expensive and restrictive while the number of units for sale has grown, resulting in a supply-demand imbalance. Based on home sale trends during 2007 and through the filing date of this Form 10-K, we expect that home sale volumes and our purchase originations will decrease during 2008.

As a result of these factors, we expect that the competitive pricing environment in the mortgage industry will continue during 2008 as excess origination capacity and lower origination volumes put pressure on production margins and ultimately result in further industry consolidation. This could negatively affect our revenues and margins on new originations, and our access to the secondary mortgage market may be reduced, restricted or less profitable than in the current industry environment. Any of the foregoing could have a material adverse effect on our business, financial position, results of operations or cash flows.

Downward trends in the real estate market could adversely impact our business, profitability or results of operations.

The residential real estate market in the U.S. has experienced a significant downturn due to substantially declining mortgage loan origination volumes, declining real estate values and the disruption in the credit markets, including a significant contraction in available liquidity globally. These factors have continued into the beginning of 2008 and, combined with rising oil prices, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown. Further declines in real estate values in the U.S., continuing credit and liquidity tightening and a continuing economic slowdown could negatively impact our mortgage loan originations and the performance of the underlying loans in our loan servicing portfolio.

During 2007, we experienced an increase in foreclosure losses and related credit reserves primarily due to an increase in loss severity due to a decline in housing prices in 2007 compared to 2006 and increased foreclosure frequency due to higher mortgage loan delinquencies. Foreclosure losses during 2007 were $20 million compared to $17 million during 2006. During 2007, foreclosure related reserves increased by $13 million to $49 million as of December 31, 2007. We expect delinquency and foreclosure rates to remain high during 2008, and, as a result, we expect that we will continue to experience higher foreclosure losses in 2008 as compared to prior periods. These developments could also have a negative impact on our reinsurance business as further declines in real estate values and a continued negative economic outlook could adversely impact borrowers' ability to repay mortgage loans. During 2007, reinsurance related reserves increased by $15 million to $32 million, which is reflective of these recent trends, and we expect reinsurance related reserves to continue to increase during 2008.

These factors could have a material adverse effect on our business, financial position, results of operations or cash flows.

Recent developments in the asset-backed securities market have negatively affected the value of our MLHS and our costs of funds, which could have a material and adverse effect on our business, financial position, results of operations or cash flows.

The adverse conditions in the U.S. housing market, dislocations in the credit markets and corrections in certain asset-backed security market segments resulted in substantial valuation reductions in the past fiscal year, most significantly on mortgage backed securities. Market credit spreads have recently gone from historically tight to historically wide levels, and a further widening of credit spreads or worsening of credit market dislocations or sustained market downturns could have additional negative effects on the value of our MLHS.

The asset-backed securities market in general has experienced significant disruptions and deterioration, the effects of which have not been limited to MBS. As a result of the deterioration in the asset-backed securities market, the costs associated with ABCP issued by the multi-seller conduits, which fund the Chesapeake Series 2006-1 and Series 2006-2 notes, in particular, were negatively impacted beginning in the third quarter of 2007. Accordingly, we anticipate that the costs of funding through multi-seller conduits, including conduit fees and relative spreads of ABCP to broader market indices will be adversely impacted in 2008 compared to such costs prior to the disruption in the asset-backed securities market. Increases in conduit fees and the relative spreads of ABCP to broader market indices are components of Fleet interest expense which are currently not fully recovered through billings to the clients of our Fleet Management Services segment. As a result we expect that these costs may adversely impact the results of operations for our Fleet Management Services segment. Any of the foregoing could have a material adverse effect on our business, financial position, liquidity or results of operations both for our Fleet Management Services segment and our Company as a whole.

Our business is affected by fluctuations in interest rates, and if we fail to manage our exposure to changes in interest rates effectively, our business, financial position, results of operations or cash flows could be adversely affected.

Our principal market exposure is to interest rate risk, specifically long-term U.S. Treasury ("Treasury") and mortgage interest rates due to their impact on mortgage-related assets and commitments. We also have exposure to LIBOR and commercial paper interest rates due to their impact on variable-rate borrowings, other interest rate-sensitive liabilities and net investment in variable-rate lease assets. The level and volatility of interest rates significantly affect the mortgage lending industry. A decline in mortgage interest rates generally increases the demand for home loans as more potential homeowners seek mortgage loans and more borrowers seek to refinance existing loans, but also generally leads to accelerated payoffs in our mortgage servicing portfolio, which negatively impacts the value of our MSRs. Historically, as interest rates increase, mortgage loan production decreases, particularly production from loan refinancing. An environment of gradual interest rate increases may, however, signify an improving economy or increasing real estate values, which in turn may stimulate increased home buying activity. Generally, in periods of reduced mortgage loan production, the associated profit margins also decline due to increased competition among mortgage loan originators and higher unit costs, thus further reducing our mortgage production revenues. Conversely, in a rising interest rate environment, mortgage loan servicing revenues generally increase because mortgage prepayment rates tend to decrease, extending the average life of our servicing portfolio and increasing the value of our MSRs. We attempt to manage our interest rate risk, in part, through the use of derivatives, including swap contracts, forward delivery commitments, futures and options contracts to manage and reduce this risk. Our main objective in managing interest rate risk is to moderate the impact of changes in interest rates on our earnings over time. Our interest rate risk management strategies may result in significant earnings volatility in the short term. The success of our interest rate risk management strategy is largely dependent on our ability to predict the earnings sensitivity of our loan servicing and loan production activities in various interest rate environments, which is inherently uncertain. Significant changes in current market conditions and/or the assumptions used (including the relationship of the change in the value of the MSRs to the change in the value of derivatives) in developing our estimates of borrower behavior and future interest rates could result in a material adverse effect on our business, financial position, results of operations or cash flows.

Certain hedging strategies that we use to manage interest rate risk associated with our MSRs and other mortgage-related assets and commitments may not be effective in mitigating those risks.

We employ various economic hedging strategies to attempt to mitigate the interest rate and prepayment risk inherent in many of our assets, including our MLHS, interest rate lock commitments ("IRLCs") and our MSRs. We use various derivative and other financial instruments to provide a level of protection against interest rate risks, but no hedging strategy can protect us completely. Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase these items, futures and forward contracts and/or purchasing or selling Treasury securities. Our hedging decisions in the future will be determined in light of the facts and circumstances existing at the time and may differ from our current hedging strategy. We also seek to manage interest rate risk in our Mortgage Production and Mortgage Servicing segments partially by monitoring and seeking to maintain an appropriate balance between our loan production volume and the size of our mortgage servicing portfolio, as the value of MSRs and the income they provide tend to be counter-cyclical to the changes in production volumes and gain or loss on sale of loans that result from changes in interest rates.

Our hedging strategies may not be effective in mitigating the risks related to changes in interest rates. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. There have been periods, and it is likely that there will be periods in the future, during which we incur losses after accounting for our hedging strategies. As stated earlier, the success of our interest rate risk management strategy is largely dependent on our ability to predict the earnings sensitivity of our loan servicing and loan production activities in various interest rate environments. Our hedging strategies also rely on assumptions and projections regarding our assets and general market factors. If these assumptions and projections prove to be incorrect or our hedges do not adequately mitigate the impact of changes in interest rates or prepayment speeds, we may incur losses that could have a material adverse effect on our business, financial position, results of operations or cash flows.

We are exposed to counterparty credit risk and there can be no assurances that we will manage or mitigate this risk effectively.

We are exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements and sales transactions. The insolvency or other inability of a significant counterparty to perform its obligations under an agreement or transaction, including, without limitation, as a result of the rejection of an agreement or transaction by a counterparty in bankruptcy proceedings, could have a material adverse effect on our business, financial position, results of operations or cash flows. We manage such risk by evaluating the financial position and creditworthiness of such counterparties and/or requiring collateral, typically cash, in instances in which financing is provided. We mitigate counterparty credit risk associated with our derivative contracts by monitoring the amount for which we are at risk with each counterparty to such contracts, requiring collateral posting, typically cash, above established credit limits, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing the risk among multiple counterparties. There can be no assurances, however, that we will be effective in managing or mitigating our counterparty credit risk, which could have a material adverse effect on our financial position.

Our business relies on various sources of funding, including unsecured credit facilities and other unsecured debt, as well as secured funding arrangements, including asset-backed securities, mortgage repurchase facilities and other secured credit facilities. If any of our funding arrangements are terminated or not renewed, we may be unable to find replacement financing on commercially favorable terms, if at all, which could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our business relies on various sources of funding, including unsecured credit facilities and other unsecured debt, as well as secured funding arrangements, including asset-backed securities, mortgage repurchase facilities and other secured credit facilities to fund mortgage loans and vehicle acquisitions, a significant portion of which is short-term. The availability of asset-backed debt for vehicle acquisitions for our Fleet Management Services segment's leasing operations, in particular, could suffer in the event of: (i) the deterioration of the assets underlying the asset-backed debt arrangement; (ii) our inability to access the asset-backed debt market to refinance maturing debt or (iii) termination of our role as servicer of the underlying lease assets in the event that we default in the performance of our servicing obligations or we declare bankruptcy or become insolvent. In addition, the availability of the mortgage asset-backed debt could suffer in the event of: (i) the deterioration in the performance of the mortgage loans underlying the asset-backed debt arrangement; (ii) our failure to maintain sufficient levels of eligible assets or credit enhancements; (iii) our inability to access the asset-backed debt market to refinance maturing debt; (iv) our inability to access the secondary market for mortgage loans or (v) termination of our role as servicer of the underlying mortgage assets in the event that (a) we default in the performance of our servicing obligations or (b) we declare bankruptcy or become insolvent. If any of our warehouse, repurchase or other credit facilities are terminated, including as a result of our breach, or are not renewed, we may be unable to find replacement financing on commercially favorable terms, if at all, which could have a material adverse effect on our business, financial position, results of operations or cash flows. Finally, our access to the unsecured debt markets is subject to prevailing market conditions.

The recent disruption in the asset-backed securities market and the resulting impact on the availability of funding generally for financial services companies may limit our access to one or more of the funding sources discussed above, and may result in more restrictive covenants, which could have a material adverse effect on our business, financial position, results of operations or cash flows. In addition, as a result of the deterioration in the credit markets, the costs associated with our warehouse and repurchase facilities were negatively impacted beginning in the third quarter of 2007. Accordingly, the costs associated with our warehouse, repurchase and other credit facilities, including relative spreads and conduit fees, will be adversely impacted in 2008 compared to such costs prior to the disruption in the credit market, which could have a material adverse effect on our business, financial position, results of operations or cash flows.

The industries in which we operate are highly competitive and, if we fail to meet the competitive challenges in our industries, it could have a material adverse effect on our business, financial position, results of operations or cash flows.

We operate in highly competitive industries that could become even more competitive as a result of economic, legislative, regulatory and technological changes. Certain of our competitors are larger than we are and have access to greater financial resources than we do. Competition for mortgage loans comes primarily from large commercial banks and savings institutions, which typically have lower funding costs and are less reliant than we are on the sale of mortgages into the secondary markets to maintain their liquidity. In addition, technological advances and heightened e-commerce activity have generally increased consumers' access to products and services. This has intensified competition among banking, as well as non-banking companies, in offering financial products and services, with or without the need for a physical presence. If competition in the mortgage services industry continues to increase, it could have a material adverse effect on our business, financial position, results of operations or cash flows.

The deterioration in the secondary mortgage market has caused a number of mortgage loan originators to take one or more of the following actions: revise their underwriting guidelines for Alt-A and non-conforming products, increase the interest rates charged on these products, impose more restrictive credit standards on borrowers or decrease permitted loan-to-value ratios. We expect that this shift in production efforts to more traditional prime loan products by these originators will result in increased competition in the mortgage industry, which could have a negative impact on profit margins for our Mortgage Production segment during 2008. As a result of these factors, we expect that the competitive pricing environment in the mortgage industry will continue during 2008 as excess origination capacity and lower origination volumes put pressure on production margins and ultimately result in further industry consolidation.

The fleet management industry in which we operate is highly competitive. We compete against large national competitors, such as GE Commercial Finance Fleet Services, Wheels, Inc., Automotive Resources International, Lease Plan International and other local and regional competitors, including numerous competitors who focus on one or two products. Competitive pressures could adversely affect our revenues and results of operations by decreasing our market share or depressing the prices that we can charge.

Changes in existing U.S. government-sponsored mortgage programs could materially and adversely affect our business, financial position, results of operations or cash flows.

Our ability to generate revenues through mortgage loan sales to institutional investors depends to a significant degree on programs administered by government-sponsored enterprises such as Fannie Mae, Freddie Mac, Ginnie Mae and others that facilitate the issuance of MBS in the secondary market. These government-sponsored enterprises play a powerful role in the residential mortgage industry, and we have significant business relationships with them. Proposals are being considered in Congress and by various regulatory authorities that would affect the manner in which these government-sponsored enterprises conduct their business, including proposals to establish a new independent agency to regulate the government-sponsored enterprises, to require them to register their stock with the SEC, to reduce or limit certain business benefits that they receive from the U.S. government and to limit the size of the mortgage loan portfolios that they may hold. Any discontinuation of, or significant reduction in, the operation of these government-sponsored enterprises could materially and adversely affect our business, financial position, results of operations or cash flows. Also, any significant adverse change in the level of activity in the secondary market or the underwriting criteria of these government-sponsored enterprises could materially and adversely affect our business, financial position, results of operations or cash flows.

The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our financial position, results of operations or cash flows.

We are subject to numerous federal, state and local laws, rules and regulations that affect our business, including mortgage- and real estate-related regulations such as RESPA, which restricts the payment of fees or other consideration for the referral of real estate settlement services, including mortgage loans, as well as rules and regulations related to taxation, vicarious liability, insurance and accounting. Our Mortgage Production and Mortgage Servicing segments, in general, are heavily regulated by mortgage lending laws at the federal, state and local levels, and proposals for further regulation of the financial services industry, including recently proposed and enacted regulations addressing borrowers with blemished credit and non-traditional mortgage products, are continually being introduced. The establishment of the Mortgage Venture and the continuing relationships between and among the Mortgage Venture, Realogy and us are subject to the anti-kickback requirements of RESPA.

The Home Mortgage Disclosure Act requires us to disclose certain information about the mortgage loans we originate and purchase, such as the race and gender of our customers, the disposition of mortgage applications, income levels and interest rate (i.e. annual percentage rate) information. We believe that publication of such information may lead to heightened scrutiny of all mortgage lenders' loan pricing and underwriting practices.

During 2007, the majority of states regulating mortgage lending adopted, through statute, regulation or otherwise, some version of the guidance on non-traditional mortgage loans issued by the federal financial regulatory agencies in 2006 and 2007. These requirements address issues relating to certain non-traditional mortgage products and lending practices, including interest-only loans and reduced documentation programs, and impact certain of our disclosure, qualification and documentation practices with respect to these programs. Any violation of these guidelines could materially and adversely impact our reputation or our business, financial position, results of operations or cash flows.

We are also subject to privacy regulations. We manage highly sensitive non-public personal information in all of our operating segments, which is regulated by law. Problems with the safeguarding and proper use of this information could result in regulatory actions and negative publicity, which could materially and adversely affect our reputation, business, financial position, results of operations or cash flows.

With respect to our Fleet Management Services segment, we could be subject to unlimited liability as the owner of leased vehicles in one major province in Canada and are subject to limited liability in two major provinces, Ontario and British Columbia, and as many as fifteen jurisdictions in the U.S. under the legal theory of vicarious liability.

Congress, state legislatures, federal and state regulatory agencies and other professional and regulatory entities review existing laws, rules, regulations and policies and periodically propose changes that could significantly affect or restrict the manner in which we conduct our business. It is possible that one or more legislative proposals may be adopted or one or more regulatory changes, changes in interpretations of laws and regulations, judicial decisions or governmental enforcement actions may be implemented that could have a material adverse effect on our business, financial position, results of operations or cash flows. For example, certain trends in the regulatory environment could result in increased pressure from our clients for us to assume more residual risk on the value of the vehicles at the end of the lease term. If this were to occur, it could have a material adverse effect on our results of operations.

Our failure to comply with such laws, rules or regulations, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on our financial position, results of operations or cash flows.

Our Fleet Management Services business contracts with various government agencies, which may be subject to audit and potential reduction of costs and fees.

Contracts with federal, state and local government agencies may be subject to audits, which could result in the disallowance of certain fees and costs. These audits may be conducted by government agencies and can result in the disallowance of significant costs and expenses if the auditing agency determines, in its discretion, that certain costs and expenses were not warranted or were excessive. Disallowance of costs and expenses, if pervasive or significant, could have a material adverse effect on our business.

If certain change in control transactions occur, some of our mortgage loan origination arrangements with financial institutions could be subject to termination at the election of such institutions.

For the year ended December 31, 2007, approximately 55% of our mortgage loan originations were derived from our financial institutions channel, pursuant to which we provide outsourced mortgage loan services for customers of our financial institution clients such as Merrill Lynch, TD Banknorth, N.A. and Charles Schwab Bank. Our agreements with some of these financial institutions provide the applicable financial institution with the right to terminate its relationship with us prior to the expiration of the contract term if we complete a change in control transaction with certain third-party acquirers. Accordingly, if we are unable to obtain consents to or waivers of certain rights of certain of our clients in connection with certain change in control transactions, it could have a material adverse effect on our business, financial position, results of operations or cash flows. Although in some cases these contracts would require the payment of liquidated damages in such an event, such amounts may not fully compensate us for all of our actual or expected loss of business opportunity for the remaining duration of the contract term. The existence of these termination provisions could discourage third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay to our stockholders in an acquisition transaction.

Unanticipated liabilities of our Fleet Management Services segment as a result of damages in connection with motor vehicle accidents under the theory of vicarious liability could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our Fleet Management Services segment could be liable for damages in connection with motor vehicle accidents under the theory of vicarious liability in certain jurisdictions in which we do business. Under this theory, companies that lease motor vehicles may be subject to liability for the tortious acts of their lessees, even in situations where the leasing company has not been negligent. Our Fleet Management Services segment is subject to unlimited liability as the owner of leased vehicles in one major province in Canada and is subject to limited liability (e.g., in the event of a lessee's failure to meet certain insurance or financial responsibility requirements) in two major provinces, Ontario and British Columbia, and as many as fifteen jurisdictions in the U.S. Although our lease contracts require that each lessee indemnifies us against such liabilities, in the event that a lessee lacks adequate insurance coverage or financial resources to satisfy these indemnity provisions, we could be liable for property damage or injuries caused by the vehicles that we lease.

On August 10, 2005, a federal law was enacted in the U.S. which preempted state vicarious liability laws that imposed unlimited liability on a vehicle lessor. This law, however, does not preempt existing state laws that impose limited liability on a vehicle lessor in the event that certain insurance or financial responsibility requirements for the leased vehicles are not met. Prior to the enactment of this law, our Fleet Management Services segment was subject to unlimited liability in the District of Columbia, Maine and New York. It is unclear at this time whether any of these three jurisdictions will enact legislation imposing limited or an alternative form of liability on vehicle lessors. In addition, the scope, application and enforceability of this federal law have not been fully tested. For example, a state trial court in New York has ruled that the law is unconstitutional. On February 1, 2008, the intermediate New York Court of Appeals reversed the trial court and upheld the constitutionality of the federal law. The ultimate disposition of this New York case and cases that are pending in other jurisdictions and their impact on the federal law are uncertain at this time.

Additionally, a law was enacted in the Province of Ontario setting a cap of $1 million on a lessor's liability for personal injuries for accidents occurring on or after March 1, 2006. A similar law went into effect in the Providence of British Columbia effective November 8, 2007. The British Columbia law also includes a cap of $1 million on a lessor's liability. In December 2007, the Province of Alberta legislature adopted a vicarious liability bill with provisions similar to the Ontario and British Columbia statutes, including a cap of $1 million on a lessor's liability, but an effective date has not yet been established. The scope, application and enforceability of these provincial laws have not been fully tested.

A failure to maintain our investment grade ratings could impact our ability to obtain financing on favorable terms and could negatively impact our business.

In the event our credit ratings were to drop below investment grade, our access to the public debt markets may be severely limited. The cut-off for investment grade is generally considered to be a long-term rating of Baa3, BBB- and BBB- for Moody's Investors Service, Standard & Poor's and Fitch Ratings, respectively. As of February 25, 2008, our senior unsecured long-term debt credit ratings from Moody's Investors Service, Standard & Poor's and Fitch Ratings were Baa3, BBB- and BBB+, respectively, and our short-term debt credit ratings were P-3, A-3 and F-2, respectively. Also as of February 25, 2008, the ratings outlooks on our unsecured debt provided by both Moody's Investors Service and Fitch Ratings were Negative and Standard & Poor's was on CreditWatch with developing implications. In the event of a ratings downgrade below investment grade, we may be required to rely upon alternative sources of financing, such as bank lines and private debt placements (secured and unsecured). Declines in our credit ratings would also increase our cost of borrowing under our credit facilities. Furthermore, we may be unable to retain all of our existing bank credit commitments beyond the then-existing maturity dates. As a consequence, our cost of financing could rise significantly, thereby negatively impacting our ability to finance some of our capital-intensive activities, such as our ongoing investment in MSRs and other retained interests. Among other things, maintenance of our investment grade ratings requires that we demonstrate high levels of liquidity, including access to alternative sources of funding such as committed bank stand-by lines of credit, as well as a capital structure, leverage and maturities for indebtedness appropriate for companies in our industry.

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations, and they require management to make assumptions and estimates about matters that are inherently uncertain.

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations. We have identified several accounting policies as being critical to the presentation of our financial position and results of operations because they require management to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be recorded under different conditions or using different assumptions. Because of the inherent uncertainty of the estimates and assumptions associated with these critical accounting policies, we cannot provide any assurance that we will not make subsequent significant adjustments to the related amounts recorded in this Form 10-K. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" for more information on our critical accounting policies.

Changes in accounting standards issued by the Financial Accounting Standards Board (the "FASB") or other standard-setting bodies may adversely affect our reported revenues, profitability or financial position.

Our financial statements are subject to the application of accounting principles generally accepted in the U.S. ("GAAP"), which are periodically revised and/or expanded. The application of accounting principles is also subject to varying interpretations over time. Accordingly, we are required to adopt new or revised accounting standards or comply with revised interpretations that are issued from time-to-time by recognized authoritative bodies, including the FASB and the SEC. Those changes could adversely affect our reported revenues, profitability or financial position. In addition, new or revised accounting standards may impact certain of our leasing or lending products, which could adversely affect our profitability.

We depend on the accuracy and completeness of information provided by or on behalf of our customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Our financial position and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

An interruption in or breach of our information systems may result in lost business, regulatory actions or litigation or may otherwise have an adverse effect on our reputation, business, business prospects, financial condition, results of operations or cash flows.

We rely heavily upon communications and information systems to conduct our business. Any failure or interruption of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan servicing in our Mortgage Production and Mortgage Servicing segments, as well as business interruptions in our Fleet Management Services segment. We are required to comply with significant federal, state and foreign laws and regulations in various jurisdictions in which we operate, with respect to the handling of consumer information, and a breach in the security of our information systems could result in regulatory actions and litigation against us. If a failure, interruption or breach occurs, it may not be adequately addressed by us or the third parties on which we rely. Such a failure, interruption or breach could have a material adverse effect on our reputation, business, business prospects, financial condition, results of operations or cash flows.

The success and growth of our business may be adversely affected if we do not adapt to and implement technological changes.

Our business is dependent upon technological advancement, such as the ability to process loan applications over the internet, accept electronic payments and provide immediate status updates to our clients and customers. To the extent that we become reliant on any particular technology or technological solution, we may be harmed if the technology or technological solution:

- becomes non-compliant with existing industry standards or is no longer supported by vendors;

- fails to meet or exceed the capabilities of our competitors' corresponding technologies or technological solutions;
- becomes increasingly expensive to service, retain and update; or
- becomes subject to third-party claims of copyright or patent infringement.

Our failure to acquire necessary technologies or technological solutions could limit our ability to remain competitive and could also limit our ability to increase our cost efficiencies, which could have a material adverse effect on our business, financial position, results of operations or cash flows.

RISKS RELATED TO THE SPIN-OFF

Our agreements with Cendant and Realogy may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated parties.

The agreements related to our separation from Cendant and the continuation of certain business arrangements with Cendant and Realogy, including the Separation Agreement, the Transition Services Agreement, the Strategic Relationship Agreement, the Marketing Agreement and other agreements, were not the result of arm's-length negotiations and thus may not reflect terms that would have resulted from arm's-length negotiations between two unaffiliated parties. This could include, among other things, the allocation of assets, liabilities, rights, indemnities and other obligations between Cendant, Realogy and us. See "Item 1. Business—Arrangements with Cendant" and "— Arrangements with Realogy" for more information.

In connection with the Spin-Off, we entered into several contracts with Cendant's real estate services division to provide for the continuation of certain business arrangements, including the Mortgage Venture Operating Agreement, the Strategic Relationship Agreement, the Marketing Agreement, and the Trademark License Agreements. Cendant's real estate services division, Realogy, became an independent, publicly traded company pursuant to the Realogy Spin-Off effective July 31, 2006. On April 10, 2007, Realogy became a wholly owned subsidiary of Domus Holdings Corp., an affiliate of Apollo Management VI, L.P., following the completion of a merger and related transactions. As a result of the Realogy Spin-Off, we determined that certain amendments to our agreements with Realogy may be necessary or appropriate. There can be no assurances that we will be able to obtain any required amendments we believe may be necessary or appropriate or that if obtained, that these amendments will be on terms favorable to us.

We may be required to satisfy certain indemnification obligations to Cendant or Realogy, or we may not be able to collect on indemnification rights from Cendant or Realogy.

In connection with the Spin-Off, we and Cendant and our respective affiliates have agreed to indemnify each other for certain liabilities and obligations. Our indemnification obligations could be significant. We are required to indemnify Cendant for any taxes incurred by it and its affiliates as a result of any action, misrepresentation or omission by us or one of our subsidiaries that causes the distribution of our Common stock by Cendant or transactions relating to the internal reorganization to fail to qualify as tax-free. We are also responsible for 13.7% of any taxes resulting from the failure of the Spin-Off or transactions relating to the internal reorganization to qualify as tax-free, which failure is not due to the actions, misrepresentations or omissions of Cendant or us or our respective subsidiaries. Such percentage was based on the relative pro forma net book values of Cendant and us as of September 30, 2004, without giving effect to any adjustments to the book values of certain long-lived assets that may be required as a result of the Spin-Off and the related transactions. We cannot determine whether we will have to indemnify Cendant or its current or former affiliates for any substantial obligations in the future. There also can be no assurance that if Cendant or Realogy is required to indemnify us for any substantial obligations, they will be able to satisfy those obligations.

Certain arrangements and agreements that we have entered into with Cendant in connection with the Spin-Off could impact our tax and other assets and liabilities in the future, and our financial statements are subject to future adjustments as a result of our obligations under those arrangements and agreements.

In connection with the Spin-Off, we entered into certain arrangements and agreements with Cendant that could impact our tax and other assets and liabilities in the future. See "Item 1. Business—Arrangements with Cendant" for more information. For example, we are party to the Amended Tax Sharing Agreement with Cendant that contains provisions governing the allocation of liabilities for taxes between Cendant and us, indemnification for certain tax liabilities and responsibility for preparing and filing tax returns and defending contested tax positions, as well as other tax-related matters including the sharing of tax information and cooperating with the preparation and filing of tax returns. Pursuant to the Amended Tax Sharing Agreement, our tax assets and liabilities may be affected by Cendant's future tax returns and may also be impacted by the results of audits of Cendant's prior tax years, including the settlement of any such audits. See Note 17, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements included in this Form 10-K. Consequently, our financial statements are subject to future adjustments which may not be fully resolved until the audits of Cendant's prior years' returns are completed.

Our historical financial information may not be representative of results we would have achieved as an independent company or will achieve in the future.

Because our business has changed substantially due to the internal reorganization in connection with the Spin-Off and we now conduct our business as an independent, publicly traded company, our historical financial information does not reflect what our results of operations, financial position or cash flows would have been had we been an independent, publicly traded company during all of the periods presented. For this reason, as well as the inherent uncertainties of our business, the historical financial information for such periods is not indicative of what our results of operations, financial position or cash flows will be in the future. See Note 24, "Discontinued Operations" in the Notes to Consolidated Financial Statements included in this Form 10-K.

Risks Related to our Common Stock

There may be a limited public market for our Common stock and our stock price may experience volatility.

Prior to the Spin-Off, there was no public market for our Common stock. In connection with the Spin-Off, our Common stock was listed on the New York Stock Exchange (the "NYSE") under the symbol "PHH." From February 1, 2005 through February 15, 2008, the closing trading price for our Common stock has ranged from $15.08 to $31.40. However, there can be no assurance that an active trading market for our Common stock will be sustained in the future. In addition, the stock market has from time-to-time experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of particular companies. Changes in earnings estimates by analysts and economic and other external factors may have a significant impact on the market price of our Common stock. Fluctuations or decreases in the trading price of our Common stock may adversely affect the liquidity of the trading market for our Common stock and our ability to raise capital through future equity financing.

Provisions in our charter documents, the Maryland General Corporation Law (the "MGCL") and our stockholder rights plan may delay or prevent our acquisition by a third party.

Our charter and by-laws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our Board of Directors. These provisions include, among other things, a classified Board of Directors, advance notice for raising business or making nominations at meetings and "blank check" preferred stock. Blank check preferred stock enables our Board of Directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, as our Board of Directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the Common stock.

We are also subject to certain provisions of the MGCL which could delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their Common stock or may otherwise be in the best interest of our stockholders. These include, among other provisions:

- The "business combinations" statute which prohibits transactions between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder and

- The "control share" acquisition statute which provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter.

Our by-laws contain a provision exempting any share of our capital stock from the control share acquisition statute to the fullest extent permitted by the MGCL. However, our Board of Directors has the exclusive right to amend our by-laws and, subject to their fiduciary duties, could at any time in the future amend the by-laws to remove this exemption provision.

In addition, we entered into the Rights Agreement, dated as of January 28, 2005, with The Bank of New York, as rights agent (the "Rights Agreement"). This agreement entitles our stockholders to acquire shares of our Common stock at a price equal to 50% of the then-current market value in limited circumstances when a third party acquires beneficial ownership of 15% or more of our outstanding Common stock or commences a tender offer for at least 15% of our Common stock, in each case, in a transaction that our Board of Directors does not approve. Because, under these limited circumstances, all of our stockholders would become entitled to effect discounted purchases of our Common stock, other than the person or group that caused the rights to become exercisable, the existence of these rights would significantly increase the cost of acquiring control of our company without the support of our Board of Directors. The existence of the Rights Agreement could therefore deter potential acquirers and reduce the likelihood that stockholders receive a premium for our Common stock in an acquisition.

Certain provisions of the Mortgage Venture Operating Agreement and the Strategic Relationship Agreement that we have with Realogy could discourage third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay our stockholders in an acquisition transaction.

Pursuant to the terms of the Mortgage Venture Operating Agreement, Realogy has the right to terminate the Mortgage Venture, at its election, at any time on or after February 1, 2015 by providing two years' notice to us. In addition, under the Mortgage Venture Operating Agreement, Realogy may terminate the Mortgage Venture if we effect a change in control transaction involving certain competitors or other third parties. In connection with such termination, we would be required to make a liquidated damages payment in cash to Realogy of an amount equal to the sum of (i) two times the Mortgage Venture's trailing 12 months net income (except that, in the case of a termination by Realogy following a change in control of us, we may be required to make a cash payment to Realogy in an amount equal to the Mortgage Venture's trailing 12 months net income multiplied by (a) if the Mortgage Venture Operating Agreement is terminated prior to its twelfth anniversary, the number of years remaining in the first 12 years of the term of the Mortgage Venture Operating Agreement, or (b) if the Mortgage Venture Operating Agreement is terminated on or after its tenth anniversary, two years), and (ii) all costs reasonably incurred by Cendant and its subsidiaries in unwinding its relationship with us pursuant to the Mortgage Venture Operating Agreement and the related agreements, including the Strategic Relationship Agreement, the Marketing Agreement and the Trademark License Agreements. Pursuant to the terms of the Strategic Relationship Agreement, we are subject to a non-competition provision, the breach of which could result in Realogy having the right to terminate the Strategic Relationship Agreement, seek an injunction prohibiting us from engaging in activities in breach of the non-competition provision or result in our liability for damages to Realogy. The existence of these provisions could discourage certain third parties from seeking to acquire us or could reduce the amount of consideration they would be willing to pay to our stockholders in an acquisition transaction. See "Item 1. Business—Arrangements with Realogy—Mortgage Venture Between Realogy and PHH" for more information.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal offices are located at 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.

Mortgage Production and Mortgage Servicing Segments

Our Mortgage Production and Mortgage Servicing segments have centralized operations in approximately 730,000 square feet of shared leased office space in the Mt. Laurel, New Jersey area. We have a second area of centralized offices that are shared by our Mortgage Production and Mortgage Servicing segments in Jacksonville, Florida, where approximately 150,000 square feet is occupied. In addition, our Mortgage Production segment leases 22 smaller offices located throughout the U.S. and our Mortgage Servicing segment leases one additional office located in the state of New York.

Fleet Management Services Segment

Our Fleet Management Services segment maintains a headquarters office in a 210,000 square-foot office building in Sparks, Maryland. Our Fleet Management Services segment also leases office space and marketing centers in five locations in Canada and has six smaller regional locations throughout the U.S.

Item 3. *Legal Proceedings*

We are party to various claims and legal proceedings from time-to-time related to contract disputes and other commercial, employment and tax matters. We are not aware of any pending legal proceedings that we believe could have, individually or in the aggregate, a material adverse effect on our business, financial position, results of operations or cash flows.

In March and April 2006, several purported class actions were filed against us, our Chief Executive Officer and our former Chief Financial Officer in the U.S. District Court for the District of New Jersey. The plaintiffs sought to represent an alleged class consisting of all persons (other than our officers and Directors and their affiliates) who purchased our Common stock during certain time periods beginning March 15, 2005 in one case and May 12, 2005 in the other cases and ending March 1, 2006. The plaintiffs alleged, among other matters, that the defendants violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Each of these purported class actions has since been voluntarily dismissed by the plaintiffs. Additionally, two derivative actions were filed in the U.S. District Court for the District of New Jersey against us, our former Chief Financial Officer and each member of our Board of Directors. Both of these derivative actions have since been voluntarily dismissed by the plaintiffs.

Following the announcement of the Merger in March 2007, two purported class actions were filed against us and each member of our Board of Directors in the Circuit Court for Baltimore County, Maryland (the "Court"). The first of these actions also named GE and Blackstone as defendants. The plaintiffs sought to represent an alleged class consisting of all persons (other than our officers and Directors and their affiliates) holding our Common stock. In support of their request for injunctive and other relief, the plaintiffs alleged, among other matters, that the members of the Board of Directors breached their fiduciary duties by failing to maximize stockholder value in approving the Merger Agreement. On or about April 10, 2007, the claims against Blackstone were dismissed without prejudice. On May 11, 2007, the Court consolidated the two cases into one action. On July 27, 2007, the plaintiffs filed a consolidated amended complaint. This pleading did not name GE or Blackstone as defendants. It essentially repeated the allegations previously made against the members of our Board of Directors and added allegations that the disclosures made in the preliminary proxy statement filed with the SEC on June 18, 2007 omitted certain material facts. On August 7, 2007, the Court dismissed the consolidated amended complaint on the ground that the plaintiffs were seeking to assert their claims directly, whereas, as a matter of Maryland law, claims that directors have breached their fiduciary duties can only be asserted by a stockholder derivatively. The plaintiffs have the right to appeal this decision.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Executive Officers

Our executive officers are set forth in the table below. All executive officers are appointed by and serve at the pleasure of the Board of Directors.

Name	Age	Position(s)
Terence W. Edwards	52	President and Chief Executive Officer President and Chief Executive Officer—PHH Mortgage
Clair M. Raubenstine	66	Executive Vice President and Chief Financial Officer
George J. Kilroy	60	President and Chief Executive Officer—PHH Arval
Mark R. Danahy	48	Senior Vice President and Chief Financial Officer—PHH Mortgage
William F. Brown	50	Senior Vice President, General Counsel and Corporate Secretary Senior Vice President, General Counsel and Secretary—PHH Mortgage
Mark E. Johnson	48	Vice President and Treasurer
Michael D. Orner	40	Vice President and Controller

Terence W. Edwards serves as our President and Chief Executive Officer, a position he has held since February 2005 and President and Chief Executive Officer of PHH Mortgage, a position he has held since August 2005. Prior to the Spin-Off, Mr. Edwards served as President and Chief Executive Officer of Cendant Mortgage Corporation ("Cendant Mortgage," now known as PHH Mortgage) since February 1996, and as such, was responsible for overseeing its entire mortgage banking operations. From 1995 to 1996, Mr. Edwards served as Vice President of Investor Relations and Treasurer and was responsible for investor, banking and rating agency relations, financing resources, cash management, pension investment management and internal financial structure. Mr. Edwards joined us in 1980 as a treasury operations analyst and has held positions of increasing responsibility, including Director, Mortgage Finance and Senior Vice President, Secondary Marketing.

Clair M. Raubenstine serves as our Executive Vice President and Chief Financial Officer, a position he has held since February 2006. From October 1998 through June 2002, Mr. Raubenstine served as a national independence consulting partner with PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"). He also previously served as an Accounting, Auditing and SEC consulting partner and as an assurance and business advisory services partner to various public and private companies. Mr. Raubenstine's career at PricewaterhouseCoopers spanned 39 years until his retirement in June 2002. From July 2002 through February 2006, Mr. Raubenstine provided accounting and financial advisory services to various charitable and educational organizations.

George J. Kilroy serves as President and Chief Executive Officer of PHH Arval, a position he has held since March 2001. Mr. Kilroy is responsible for the management of PHH Arval. From May 1997 to March 2001, Mr. Kilroy served as Senior Vice President, Business Development and was responsible for new client sales, client relations and marketing for PHH Arval's United States operations. Mr. Kilroy joined PHH Arval in 1976 as an Account Executive in the Truck and Equipment Division and has held positions of increasing responsibility, including head of Diversified Services and Financial Services.

Mark R. Danahy serves as Senior Vice President and Chief Financial Officer of PHH Mortgage, a position he has held since April 2001. Mr. Danahy is responsible for directing the mortgage accounting and financial planning teams, which include financial reporting, asset valuation and capital markets accounting, planning and forecasting. Mr. Danahy joined Cendant Mortgage in December 2000 as Controller. From 1999 to 2000, Mr. Danahy served as Senior Vice President, Capital Market Operations for GE Capital Market Services, Inc.

William F. Brown serves as our Senior Vice President, General Counsel and Corporate Secretary, a position he has held since February 2005 and Senior Vice President, General Counsel and Secretary of PHH Mortgage. Mr. Brown has served as Senior Vice President and General Counsel of Cendant Mortgage since June 1999 and oversees its legal, contract, licensing and regulatory compliance functions. From June 1997 to June 1999, Mr. Brown served as Vice President and General Counsel of Cendant Mortgage. From January 1995 to June 1997, Mr. Brown served as Counsel in the PHH Corporate Legal Department.

Mark E. Johnson serves as our Vice President and Treasurer, a position he has held since February 2005. Prior to the Spin-Off, Mr. Johnson served as Vice President, Secondary Marketing of Cendant Mortgage since May 2003 and was responsible for various funding initiatives and financial management of certain subsidiary operations.

From May 1997 to May 2003, Mr. Johnson served as Assistant Treasurer of Cendant, where he had a range of responsibilities, including banking and rating agency relations and management of unsecured funding and securitization.

Michael D. Orner serves as our Vice President and Controller, a position he has held since March 2005. Prior to joining us, Mr. Orner was employed by Millennium Chemicals, Inc. as Corporate Controller from January 2003 through March 2005 and Director of Accounting and Financial Reporting from December 1999 through December 2002. Prior to joining Millennium Chemicals, Inc., Mr. Orner served as a Senior Manager, Audit and Business Advisory Services for PricewaterhouseCoopers, where he was employed from September 1989 through November 1999.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Price of Common Stock

Shares of our Common stock are listed on the NYSE under the symbol "PHH." The following table sets forth the high and low sales prices for our Common stock for the periods indicated as reported by the NYSE:

	Stock Price	
	High	Low
January 1, 2006 to March 31, 2006	$ 29.29	$ 23.70
April 1, 2006 to June 30, 2006	27.99	25.03
July 1, 2006 to September 30, 2006	27.99	23.99
October 1, 2006 to December 31, 2006	29.35	26.67
January 1, 2007 to March 31, 2007	31.50	27.25
April 1, 2007 to June 30, 2007	31.39	30.14
July 1, 2007 to September 30, 2007	31.52	22.51
October 1, 2007 to December 31, 2007	27.09	17.45

As of February 15, 2008, there were approximately 7,200 holders of record of our Common stock. As of that date, there were approximately 57,000 total holders of our Common stock including beneficial holders whose securities are held in the name of a registered clearing agency or its nominee.

Dividend Policy

No dividends were declared during the years ended December 31, 2007 or 2006.

The declaration and payment of future dividends by us will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, legal requirements, regulatory constraints and other factors deemed relevant by our Board of Directors. Many of our subsidiaries (including certain consolidated partnerships, trusts and other non-corporate entities) are subject to restrictions on their ability to pay dividends or otherwise transfer funds to other consolidated subsidiaries and, ultimately, to PHH Corporation (the parent company). These restrictions relate to loan agreements applicable to certain of our asset-backed debt arrangements and to regulatory restrictions applicable to the equity of our insurance subsidiary, Atrium. The aggregate restricted net assets of these subsidiaries totaled $1.0 billion as of December 31, 2007. These restrictions on net assets of certain subsidiaries, however, do not directly limit our ability to pay dividends from consolidated Retained earnings. Pursuant to the MTN Indenture (as defined in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Unsecured Debt—Term Notes"), we may not pay dividends on our Common stock in the event that our ratio of debt to equity exceeds 6.5:1, after giving effect to the dividend payment. The MTN Indenture also requires that we maintain a debt to tangible equity ratio of not more than 10:1. In addition, the Amended Credit Facility, the Mortgage Repurchase Facility, the Greenwich Repurchase Facility and the Mortgage Venture Repurchase Facility (each as defined in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness") each include various covenants that may restrict our ability to pay dividends on our Common stock, including covenants which require that we maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion plus 25% of net income, if positive, for each fiscal quarter ended after December 31, 2004 and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 10:1. Based on our assessment of these requirements as of December 31, 2007, we do not believe that these restrictions will materially limit dividend payments on our Common stock in the foreseeable future. However, we do not anticipate paying any cash dividends on our Common stock in the foreseeable future.

Issuer Purchases of Equity Securities

There were no share repurchases during the quarter ended December 31, 2007.

Performance Graph

The following graph and table compare the cumulative total stockholder return on our Common stock with (i) the Russell 2000 Index and (ii) the Russell 2000 Financial Services Index. Our Common stock began trading on the NYSE on February 1, 2005. Cendant distributed one share of our Common stock for every 20 shares of Cendant common stock outstanding on the record date for the distribution. On January 31, 2005, all shares of our Common stock were spun-off from Cendant to the holders of Cendant's common stock on a pro rata basis.



Russell 2000
Russell 2000 Financial Services
PHH Common Stock
$150
$140
$130
$120
$110
$100
$90
$80
$70
2/1/2005
6/30/2005
12/31/2005
6/30/2006
12/31/2006
6/30/2007
12/31/2007

	Investment Value as of						
	2/1/2005	6/30/2005	12/31/2005	6/30/2006	12/31/2006	6/30/2007	12/31/2007
Russell 2000 Index	100.00	102.37	108.39	117.29	128.30	136.57	126.29
Russell 2000 Financial Services Index.	100.00	101.60	104.42	111.72	120.83	113.71	97.15
PHH Common stock . . .	100.00	117.44	127.95	125.75	131.83	142.51	80.55

The graph and table above assume that $100 was invested in the Russell 2000 Index, the Russell 2000 Financial Services Index and our Common stock on February 1, 2005. Total stockholder returns assume reinvestment of dividends. The stock price performance depicted in the graph and table above may not be indicative of future stock price.

This performance graph and related information shall not be deemed filed for the purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that Section and shall not be deemed to be incorporated by reference into any filing that we make under the Securities Act or the Exchange Act.

Item 6. *Selected Financial Data*

As discussed under "Item 1. Business," on February 1, 2005, we began operating as an independent, publicly traded company pursuant to the Spin-Off from Cendant. During 2005, prior to the Spin-Off, we underwent an internal reorganization whereby we distributed our former relocation and fuel card businesses to Cendant, and Cendant contributed its former appraisal business, STARS, to us.

Pursuant to SFAS No. 141, Cendant's contribution of STARS to us was accounted for as a transfer of net assets between entities under common control and, therefore, the financial position and results of operations for STARS are included in all periods presented. Pursuant to SFAS No. 144, the financial position and results of operations of our former relocation and fuel card businesses have been segregated and reported as discontinued operations for all periods presented (see Note 24, "Discontinued Operations" in the Notes to Consolidated Financial Statements included in this Form 10-K for more information).

In connection with and in order to consummate the Spin-Off, on January 27, 2005, our Board of Directors authorized and approved a 52,684-for-one Common stock split, to be effected by a stock dividend at such ratio. The record date with regard to such stock split was January 28, 2005. The cash dividends declared per share and earnings per share amounts presented below reflect this stock split.

The selected consolidated financial data set forth below is derived from our audited Consolidated Financial Statements for the periods indicated. Because our business has changed substantially due to the internal reorganization in connection with the Spin-Off, and we now conduct our business as an independent, publicly traded company, our historical financial information does not reflect what our results of operations, financial position or cash flows would have been had we been an independent, publicly traded company during all of the periods presented. For this reason, as well as the inherent uncertainties of our business, the historical financial information for such periods is not indicative of what our results of operations, financial position or cash flows will be in the future.

	Year Ended and As of December 31,				
	2007	2006	2005[(1)]	2004[(2)]	2003[(3)]
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net revenues	$2,240	$ 2,288	$2,471	$ 2,397	$ 2,636
(Loss) income from continuing operations	$ (12)	$ (16)	$ 73	$ 94	$ 157
(Loss) income from discontinued operations, net of income taxes[(4)]	—	—	(1)	118	98
Cumulative effect of accounting change, net of income taxes	—	—	—	—	(35)
Net (loss) income	$ (12)	$ (16)	$ 72	$ 212	$ 220
Basic (loss) earnings per share:					
(Loss) income from continuing operations	$(0.23)	$ (0.29)	$ 1.38	$ 1.79	$ 2.97
(Loss) income from discontinued operations	—	—	(0.02)	2.24	1.87
Cumulative effect of accounting change, net of income taxes	—	—	—	—	(0.67)
Net (loss) income	$(0.23)	$ (0.29)	$ 1.36	$ 4.03	$ 4.17
Diluted (loss) earnings per share:					
(Loss) income from continuing operations	$(0.23)	$ (0.29)	$ 1.36	$ 1.77	$ 2.95
(Loss) income from discontinued operations	—	—	(0.02)	2.22	1.85
Cumulative effect of accounting change, net of income taxes	—	—	—	—	(0.67)
Net (loss) income	$(0.23)	$ (0.29)	$ 1.34	$ 3.99	$ 4.13
Cash dividends declared per share[(5)]	$ —	$ —	$ —	$ 2.66	$ 2.66
Consolidated Balance Sheets Data:					
Total assets	$9,357	$10,760	$9,965	$11,399	$11,641
Debt	6,279	7,647	6,744	6,504	6,829
Stockholders' equity	1,529	1,515	1,521	1,921	1,855

(1) Income from continuing operations and Net income for the year ended December 31, 2005 included pre-tax Spin-Off related expenses of $41 million. See Note 3, "Spin-Off from Cendant" in the Notes to Consolidated Financial Statements included in this Form 10-K.

(2) During 2004, we acquired First Fleet Corporation ("First Fleet"), a national provider of fleet management services to companies that maintain private truck fleets.

(3) Income from continuing operations and Net income for the year ended December 31, 2003 included a pre-tax goodwill impairment charge of $102 million ($96 million net of income taxes). Also during 2003, we consolidated Bishop's Gate Residential Mortgage Trust ("Bishop's Gate") pursuant to FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" and recognized the related cumulative effect of accounting change.

(4) (Loss) income from discontinued operations, net of income taxes includes the after-tax results of discontinued operations.

(5) Dividends declared during the years ended December 31, 2004 and 2003 were paid to our former parent, Cendant.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with "Item 1. Business" and our Consolidated Financial Statements and the notes thereto included in this Form 10-K. The following discussion should also be read in conjunction with the "Cautionary Note Regarding Forward-Looking Statements" and the risks and uncertainties described in "Item 1A. Risk Factors" set forth above.

Overview

We are a leading outsource provider of mortgage and fleet management services. We conduct our business through three operating segments: a Mortgage Production segment, a Mortgage Servicing segment and a Fleet Management Services segment. Our Mortgage Production segment originates, purchases and sells mortgage loans through PHH Mortgage which includes PHH Home Loans. PHH Home Loans is a mortgage venture that we maintain with Realogy that began operations in October 2005. Our Mortgage Production segment generated 9%, 14% and 21% of our Net revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Our Mortgage Servicing segment services mortgage loans that either PHH Mortgage or PHH Home Loans originated. Our Mortgage Servicing segment also purchases MSRs and acts as a subservicer for certain clients that own the underlying MSRs. Our Mortgage Servicing segment generated 8%, 6% and 10% of our Net revenues for the years ended December 31, 2007, 2006 and 2005, respectively. Our Fleet Management Services segment provides commercial fleet management services to corporate clients and government agencies throughout the U.S. and Canada through PHH Arval. Our Fleet Management Services segment generated 83%, 80% and 69% of our Net revenues for the years ended December 31, 2007, 2006 and 2005, respectively.

For all periods presented in this Form 10-K prior to February 1, 2005, we were a wholly owned subsidiary of Cendant that provided homeowners with mortgages, serviced mortgage loans, facilitated employee relocations and provided vehicle fleet management and fuel card services to commercial clients. During 2006, Cendant changed its name to Avis Budget Group, Inc.; however, within this Form 10-K, our former parent company, now known as Avis Budget Group, Inc. (NYSE: CAR) is referred to as "Cendant." On February 1, 2005, we began operating as an independent, publicly traded company pursuant to the Spin-Off from Cendant. See "Item 1. Business" for a discussion of the Spin-Off.

In connection with the Spin-Off, we entered into several agreements and arrangements with Cendant and its real estate services division, Realogy, that we expect to continue to be material to our business going forward. Cendant completed the Realogy Spin-Off effective July 31, 2006. On April 10, 2007, Realogy became a wholly owned subsidiary of Domus Holdings Corp., an affiliate of Apollo Management VI, L.P., following the completion of a merger and related transactions. For a discussion of these agreements and arrangements, see "Item 1. Business—Arrangements with Cendant" and "— Arrangements with Realogy."

We, through our subsidiary, PHH Broker Partner, and Realogy, through its subsidiary, Realogy Venture Partner, formed the Mortgage Venture. We own 50.1% of the Mortgage Venture through PHH Broker Partner and Realogy owns the remaining 49.9% through Realogy Venture Partner. The Mortgage Venture originates and sells mortgage loans primarily sourced through Realogy's owned real estate brokerage business, NRT and its owned relocation business, Cartus. All mortgage loans originated by the Mortgage Venture are sold to PHH Mortgage or unaffiliated third-party investors on a servicing-released basis. The Mortgage Venture does not hold any mortgage loans for investment purposes or retain MSRs for any loans it originates.

The Mortgage Venture commenced operations, and we contributed assets and transferred employees that have historically supported originations from NRT and Cartus to the Mortgage Venture in October 2005. The Mortgage Venture is principally governed by the terms of the Mortgage Venture Operating Agreement and the Strategic Relationship Agreement. The Mortgage Venture Operating Agreement has a 50-year term, subject to earlier termination, under certain circumstances, including after the twelfth year, following a two-year notice, or non-renewal by us after 25 years subject to delivery of notice between January 31, 2027 and January 31, 2028. In the event that we do not deliver a non-renewal notice after the 25th year, the Mortgage Venture Operating Agreement will be renewed for an additional 25-year term. The provisions of the Strategic Relationship Agreement govern the manner in which the Mortgage Venture is recommended by NRT, Cartus and TRG as the exclusive recommended provider of mortgage loans to (i) the independent sales associates affiliated with the Realogy Entities (excluding the independent sales associates of any Realogy Franchisee acting in such capacity), (ii) all customers of the Realogy Entities (excluding Realogy Franchisees or any employee or independent sales associate thereof acting in such capacity) and (iii) all U.S.-based employees of Cendant. See "Item 1. Business—Arrangements with Realogy—Mortgage Venture Between Realogy and PHH" and "— Strategic Relationship Agreement" for a description of the terms of the Mortgage Venture Operating Agreement and the Strategic Relationship Agreement.

The Mortgage Venture is consolidated within our financial statements, and Realogy's ownership interest is presented in our financial statements as a minority interest. (See Note 1, "Summary of Significant Accounting Policies—Basis of Presentation" and Note 3, "Spin-Off from Cendant" in the Notes to Consolidated Financial Statements included in this Form 10-K.) Subject to certain regulatory and financial covenant requirements, net income generated by the Mortgage Venture is distributed quarterly to its members pro rata based upon their respective ownership interests. The Mortgage Venture may also require additional capital contributions from us and Realogy under the terms of the Mortgage Venture Operating Agreement if it is required to meet minimum regulatory capital and reserve requirements imposed by any governmental authority or any creditor of the Mortgage Venture or its subsidiaries.

During 2005, prior to and as part of the Spin-Off, Cendant made a cash contribution to us of $100 million and we distributed assets net of liabilities of $593 million to Cendant. Such amount included the historical cost of the net assets of our former relocation and fuel card businesses, certain other assets and liabilities per the Spin-Off Agreements and the net amount of forgiveness of certain payables and receivables, including income taxes, between us, our former relocation and fuel card businesses and Cendant.

Because our business has changed substantially due to the internal reorganization in connection with the Spin-Off, and we now conduct our business as an independent, publicly traded company, our historical financial information does not reflect what our results of operations, financial position or cash flows would have been had we been an independent, publicly traded company during all of the periods presented. For this reason, as well as the inherent uncertainties of our business, the historical financial information for such periods is not indicative of what our results of operations, financial position or cash flows will be in the future.

During 2006, we devoted substantial internal and external resources to the completion of our Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K") and related matters. As a result of these efforts, along with efforts to complete our assessment of internal control over financial reporting as of December 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"), we incurred incremental fees and expenses for additional auditor services, financial and other consulting services, legal services and liquidity waivers of approximately $44 million through December 31, 2006. Of this $44 million, we recorded $32 million and $12 million in Other operating expenses in the Consolidated Statements of Operations for the years ended December 31, 2006 and 2005, respectively. During 2007, we continued to incur fees and expenses for auditor services and financial and other consulting services that were significantly higher than historical fees and expenses to complete our Annual Report on Form 10-K for the year ended December 31, 2006, along with efforts to complete our assessment of internal control over financial reporting as of December 31, 2006, as required by SOX. Additionally, we devoted substantial internal and external resources to become a current filer with the SEC and to remediate the material weaknesses previously identified through our assessment of internal control over financial reporting as of December 31, 2006 and 2005.

On March 15, 2007, we entered into the Merger Agreement with GE and its wholly owned subsidiary, Jade Merger Sub, Inc. to be acquired (as previously defined, the "Merger"). In conjunction with the Merger, GE entered into the Mortgage Sale Agreement to sell our mortgage operations to Pearl Acquisition, an affiliate of Blackstone, a global investment and advisory firm.

On January 1, 2008, we gave a notice of termination to GE pursuant to the Merger Agreement because the Merger was not completed by December 31, 2007. On January 2, 2008, we received a notice of termination from Pearl Acquisition pursuant to the Mortgage Sale Agreement and on January 4, 2008, the Settlement Agreement between us, Pearl Acquisition and BCP V was executed. Pursuant to the Settlement Agreement, BCP V paid us a reverse termination fee of $50 million and we agreed to pay BCP V up to $4.5 million for the reimbursement of certain fees for third-party consulting services incurred by BCP V and Pearl Acquisition in connection with the transactions contemplated by the Merger Agreement and the Mortgage Sale Agreement upon our receipt of invoices reflecting such fees from BCP V. As part of the Settlement Agreement, we are entitled to receive the work product that those consultants provided to BCP V and Pearl Acquisition. As of the filing date of this Form 10-K, we paid BCP V $4.5 million and received the work product. See Note 2, "Terminated Merger" in the Notes to Consolidated Financial Statements included in this Form 10-K for more information.

Mortgage Production and Mortgage Servicing Segments

Mortgage Production Segment

Our Mortgage Production segment principally provides fee-based mortgage loan origination services for others (including brokered mortgage loans) and sells originated mortgage loans into the secondary market. PHH Mortgage generally sells all mortgage loans that it originates to investors (which include a variety of institutional investors) within 60 days of origination. We originate mortgage loans through three principal business channels: financial institutions (on a private-label basis), real estate brokers (including brokers associated with brokerages owned or franchised by Realogy and independent brokers) and relocation (primarily mortgage services for clients of Cartus). We also purchase mortgage loans originated by third parties. Fee income consists primarily of fees collected on loans originated for others (including brokered loans) and is recorded as revenue when we have completed our obligations related to the underlying loan transaction. Loan origination fees, commitment fees paid in connection with the sale of loans and certain direct loan origination costs associated with loans are deferred until such loans are sold. MLHS are recorded on our balance sheet at the lower of cost or market value, which is computed by the aggregate method, net of deferred loan origination fees and costs. Sales of mortgage loans are recorded on the date that ownership is transferred. Gains or losses on sales of mortgage loans are recognized based upon the difference between the selling price and the carrying value of the related mortgage loans sold.

Upon the closing of a residential mortgage loan originated or purchased by us, the mortgage loan is generally warehoused for a period of up to 60 days and then sold into the secondary market. MLHS represent mortgage loans originated or purchased by us and held until sold to investors. We principally sell our mortgage loans directly to government-sponsored entities, such as Fannie Mae, Freddie Mac or Ginnie Mae. Upon the sale, we generally retain the MSRs and servicing obligations of the underlying mortgage loans.

Our Mortgage Production segment also includes STARS, our appraisal services business. The appraisal services business is closely linked to the processes by which our Mortgage Production segment originates mortgage loans. STARS derives substantially all of its business from our three principal business channels described above.

Mortgage Servicing Segment

Our Mortgage Servicing segment services residential mortgage loans. Upon the sale of the loans originated in or purchased by the Mortgage Production segment, we generally retain the MSRs and servicing obligations of those underlying loans. An MSR is the right to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering our mortgage loan servicing portfolio.

The capitalization of MSRs occurs upon the sale of the underlying mortgage loans into the secondary market. We adopted SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS No. 156") on January 1, 2006. As a result of adopting SFAS No. 156, servicing rights created through the sale of originated loans are recorded at the fair value of the servicing right on the date of sale whereas prior to the adoption, the servicing rights were recorded based on the relative fair values of the loans sold and the servicing rights retained. Prior to the adoption of SFAS No. 156, servicing rights were amortized in proportion to estimated net servicing income and such amortization was recorded in Amortization and recovery of impairment of mortgage servicing rights in our Consolidated Statement of Operations for the year ended December 31, 2005. The effects of measuring servicing rights at fair value after the adoption of SFAS No. 156 are recorded in Change in fair value of mortgage servicing rights in our Consolidated Statements of Operations for the years ended December 31, 2007 and 2006. Loan servicing income is comprised of several components, including recurring servicing and other ancillary fees and net reinsurance income from our wholly owned reinsurance company, Atrium. Recurring servicing fees are recognized upon receipt of the coupon payment from the borrower and recorded net of agency guaranty fees. Loan servicing income is receivable only out of interest collected from mortgagors, and is recorded as income when collected. Late charges and other miscellaneous fees collected from mortgagors are also recorded as income when collected. Costs associated with loan servicing are charged to expense as incurred.

The fair value of the MSRs is estimated based upon projections of expected future cash flows considering prepayment estimates (developed using a model described below), our historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. The model to forecast prepayment rates used in the development of expected future cash flows is based on historical observations of prepayment behavior in similar periods, comparing current mortgage interest rates to the mortgage interest rates in our servicing portfolio, and incorporates loan characteristics (e.g., loan type and note rate) and factors such as recent prepayment experience, previous refinance opportunities and estimated levels of home equity. Prior to January 1, 2006, MSRs were routinely evaluated for impairment, at least on a quarterly basis. Fair value was estimated using the method described above. In addition, the loans underlying the MSRs were stratified into note rate pools based on certain risk characteristics including product type and rate. We measured impairment for each stratum by comparing its estimated fair value to the carrying amount. Temporary impairment was recorded through a valuation allowance in the period of occurrence. We periodically evaluated our MSRs to determine if the carrying value before the application of the valuation allowance was recoverable. When we determined that a portion of the asset was not recoverable, the asset and the previously designated valuation were reduced to reflect the write-down.

As of December 31, 2007, we had $1.5 billion of MSRs associated with $126.5 billion of the unpaid principal balance of the underlying mortgage loans. We periodically evaluate our risk exposure and capital requirements related to our MSRs to determine the appropriate amount of MSRs to retain on our Balance Sheet. During 2007, we sold approximately $433 million of MSRs associated with $29.2 billion of the unpaid principal balance of the underlying mortgage loans. We expect that these sales of MSRs will result in a proportionate decrease in our Net revenues for the Mortgage Servicing segment in 2008.

Our Mortgage Servicing segment also includes our reinsurance business, which we conduct through Atrium, our wholly owned subsidiary and a New York domiciled monoline mortgage guaranty insurance corporation. Atrium receives premiums from certain third-party insurance companies and provides reinsurance solely in respect of primary mortgage insurance issued by those third-party insurance companies on loans originated through our various loan origination channels.

Arrangements with Cendant and Realogy

Prior to the Spin-Off, we entered into various agreements with Cendant in connection with the Spin-Off to provide for our separation from Cendant and the transition of our business as an independent company, including: (i) the Separation Agreement, (ii) the Amended Tax Sharing Agreement and (iii) the Transition Services Agreement. (See "Item 1. Business—Arrangements with Cendant" for more information about these agreements and "Item 1A. Risk Factors—Risks Related to the Spin-Off—Certain arrangements and agreements that we have entered into with Cendant in connection with the Spin-Off could impact our tax and other assets and liabilities in the future, and our financial statements are subject to future adjustments as a result of our obligations under those arrangements and agreements." for a discussion of some of the risks associated with these agreements.)

The Amended Tax Sharing Agreement contains provisions governing the allocation of liabilities for taxes between Cendant and us, indemnification for certain tax liabilities and responsibility for preparing and filing tax returns and defending tax contests, as well as other tax-related matters. The Amended Tax Sharing Agreement contains certain provisions relating to the treatment of the ultimate settlement of Cendant tax contingencies that relate to audit adjustments due to taxing authorities' review of income tax returns. Our tax basis in certain assets may be adjusted in the future, and we may be required to remit tax benefits ultimately realized by us to Cendant in certain circumstances. Certain of the effects of future adjustments relating to years we were included in Cendant's income tax returns that change the tax basis of assets, liabilities and net operating loss and tax credit carryforward amounts may be recorded in equity rather than as an adjustment to the tax provision.

We also entered into several agreements with Cendant's real estate services division prior to the Spin-Off to provide for the continuation of certain business arrangements, including (i) the Mortgage Venture Operating Agreement, (ii) the Strategic Relationship Agreement, (iii) the Marketing Agreement and (iv) the Trademark License Agreements. (See "Item 1. Business—Arrangements with Realogy" for a description of these agreements.)

In connection with the Spin-Off, we, through PHH Broker Partner, and Cendant's real estate services division, through Realogy Venture Partner, formed the Mortgage Venture. (See "Item 1. Business—Arrangements with Realogy—Mortgage Venture Between Realogy and PHH" for a discussion of the Mortgage Venture.) The termination of our rights under our agreements with Realogy, including the termination of the Mortgage Venture or of our exclusivity rights under the Strategic Relationship Agreement or the Marketing Agreement, could have a material adverse effect on our business, financial position, results of operations and cash flows. See "Item 1. Business—Arrangements with Realogy" and "Item 1A. Risk Factors—Risks Related to our Business."

Regulatory Trends

The regulatory environments in which we operate have an impact on the activities in which we may engage, how the activities may be carried out and the profitability of those activities. (See "Item 1A. Risk Factors—Risks Related to our Business—The businesses in which we engage are complex and heavily regulated, and changes in the regulatory environment affecting our businesses could have a material adverse effect on our financial position, results of operations or cash flows.") Our Mortgage Production and Mortgage Servicing segments are subject to numerous federal, state and local laws and regulations, including those relating to real estate settlement procedures, fair lending, fair credit reporting, truth in lending, federal and state disclosure and licensing. Changes to laws, regulations or regulatory policies can affect our operations. As discussed in "Item 1. Business—Our Business—Mortgage Production and Mortgage Servicing Segments—Mortgage Regulation," RESPA and state real estate brokerage laws restrict the payment of fees or other consideration for the referral of real estate settlement services. The Home Mortgage Disclosure Act requires us to disclose certain information about the mortgage loans we originate and purchase, such as race and gender of our customers, the disposition of mortgage applications, income levels and interest rate (i.e. annual percentage rate) information. We believe that publication of such information may lead to heightened scrutiny of all mortgage lenders' loan pricing and underwriting practices. The establishment of the Mortgage Venture and the continuing relationships between and among the Mortgage Venture, Realogy and us are subject to the anti-kickback requirements of RESPA. There can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future or that existing laws, rules and regulations will be applied in a manner that may adversely impact our business or make regulatory compliance more difficult or expensive.

Atrium, our wholly owned insurance subsidiary, is subject to insurance regulations in the State of New York relating to, among other things: standards of solvency that must be met and maintained; the licensing of insurers and their agents; the nature of and limitations on investments; premium rates; restrictions on the size of risks that may be insured under a single policy; reserves and provisions for unearned premiums, losses and other obligations; deposits of securities for the benefit of policyholders; approval of policy forms and the regulation of market conduct, including the use of credit information in underwriting as well as other underwriting and claims practices. The New York State Insurance Department also conducts periodic examinations and requires the filing of annual and other reports relating to the financial condition of companies and other matters.

As a result of our ownership of Atrium, we are subject to New York's insurance holding company statute, as well as certain other laws, which, among other things, limit Atrium's ability to declare and pay dividends except from restricted cash in excess of the aggregate of Atrium's paid-in capital, paid-in surplus and contingency reserve. Additionally, anyone seeking to acquire, directly or indirectly, 10% or more of Atrium's outstanding common stock, or otherwise proposing to engage in a transaction involving a change in control of Atrium, will be required to obtain the prior approval of the New York Superintendent of Insurance.

Mortgage Industry Trends

The aggregate demand for mortgage loans in the U.S. is a primary driver of the Mortgage Production and Mortgage Servicing segments' operating results. The demand for mortgage loans is affected by external factors including prevailing mortgage rates and the strength of the U.S. housing market. We expect that the mortgage industry will continue to experience lower origination volumes related to home purchases during 2008 as a result of declining home sales. Although the level of interest rates is a key driver of refinancing activity, there are other factors which could influence the level of refinance originations. Notwithstanding the impact of interest rates, we believe that refinance originations will be negatively impacted by declines in home prices and increasing mortgage loan delinquencies, as these factors make the refinance of an existing mortgage more difficult. Furthermore, certain existing adjustable-rate mortgage loans will have their rates reset in 2008, which could positively impact the volume of refinance originations as borrowers seek to refinance loans subject to interest rate changes.

As of January 2008, the Federal National Mortgage Association's *Economic and Mortgage Market Developments* estimated that industry originations during 2007 were $2.5 trillion, a decline of 10% compared with originations in 2006, and forecasted a decline in industry originations during 2008 of approximately 9% from estimated 2007 levels. Refinance activity is expected to increase to $1.3 trillion in 2008 from $1.2 trillion in 2007 as borrowers take advantage of the recent decline in long-term fixed mortgage rates, while purchase originations are expected to decrease to $1.0 trillion in 2008 from $1.3 trillion in 2007 as the declining housing market continues to impact home purchases.

Changes in interest rates may have a significant impact on our Mortgage Production and Mortgage Servicing segments, including a negative impact on origination volumes and the value of our MSRs and related hedges. Changes in interest rates may also result in changes in the shape or slope of the yield curve, which is a key factor in our MSR valuation model and the effectiveness of our hedging strategy. Furthermore, recent developments in the industry have resulted in more restrictive credit standards that may negatively impact home affordability and the demand for housing and related origination volumes for the mortgage industry. Many origination companies have entered bankruptcy proceedings, shut down or severely curtailed their lending activities. Industry-wide mortgage loan delinquency rates have increased and may continue to increase over 2007 levels. With more restrictive credit standards, borrowers, particularly those seeking non-conforming loans, are less able to purchase homes. We expect that our mortgage originations from refinance activity will increase during 2008 due to the volume of adjustable-rate mortgages originated over the last five years which are now nearing their interest-rate-reset dates as well as the impact of declining rates on fixed-rate mortgage products. However, based on home sale trends during 2007 and through the filing date of this Form 10-K, we expect that home sale volumes and our purchase originations will decrease during 2008. (See "Item 1A. Risk Factors—Risks Related to our Business—Recent developments in the secondary mortgage market could have a material adverse effect on our business, financial position, results of operations or cash flows." included in this Form 10-K for more information.)

Demand in the secondary mortgage market for non-conforming loans was adversely impacted during the second half of 2007 and through the filing date of this Form 10-K. The deterioration of liquidity in the secondary market for these non-conforming loan products, including jumbo, Alt-A and second lien products and Scratch and Dent Loans, negatively impacted the price which could be obtained for such products in the secondary market. These loans experienced both a reduction in overall investor demand and discounted pricing which negatively impacted the value of the underlying loans as well as the execution of related secondary market loan sales. The valuation of Mortgage loans held for sale, net as of December 31, 2007 reflected this discounted pricing, with the most significant pricing discounts related to Scratch and Dent Loans and closed-end second lien loans. The unpaid principal balance of Scratch and Dent Loans and closed-end second lien loans decreased from $355 million as of September 30, 2007 to $86 million as of December 31, 2007, primarily due to the sale or securitization of these loans during the fourth quarter of 2007.

In the first half of August 2007, we modified our underwriting guidelines and/or our consumer pricing across all products while discontinuing certain less liquid mortgage products. Since mid-August 2007 to the filing date of this Form 10-K, substantially all new commitments to fund new originations were comprised almost exclusively of prime loan products, both conforming and non-conforming. The deterioration in the secondary mortgage market has caused a number of mortgage loan originators to take one or more of the following actions: revise their underwriting guidelines for Alt-A and non-conforming products, increase the interest rates charged on these products, impose more restrictive credit standards on borrowers or decrease permitted loan-to-value ratios. We expect that this shift in production efforts to more traditional prime loan products by these originators will result in increased competition in the mortgage industry, which could have a negative impact on profit margins for our Mortgage Production segment during 2008. While we have adjusted pricing and margin expectations for new mortgage loan originations to reflect current secondary mortgage market conditions, market developments negatively impacted Gain on sale of mortgage loans, net in 2007, and may continue to have a negative impact during 2008. (See "Item 1A. Risk Factors—Risks Related to our Business—We might be prevented from selling and/or securitizing our mortgage loans at opportune times and prices, if at all, which could have a material adverse effect on our business, financial position, results of operations or cash flows." and "— Recent developments in the secondary mortgage market could have a material adverse effect on our business, financial position, results of operations or cash flows." included in this Form 10-K for more information.)

As a result of these factors, we expect that the competitive pricing environment in the mortgage industry will continue during 2008 as excess origination capacity and lower origination volumes put pressure on production margins and ultimately result in further industry consolidation. We intend to take advantage of this environment by leveraging our existing mortgage origination services platform to enter into new outsourcing relationships as more companies determine that it is no longer economically feasible to compete in the industry. As of the filing date of this Form 10-K, we signed 14 new mortgage outsourcing relationships in 2007 and 2008, which we expect will result in approximately $1.3 billion of incremental mortgage origination volume in 2008. However, there can be no assurance that we will be successful in continuing to enter into new outsourcing relationships or will realize the expected incremental origination volume.

During 2007, we experienced an increase in foreclosure losses and related credit reserves primarily due to an increase in loss severity due to a decline in housing prices in 2007 compared to 2006 and increased foreclosure frequency due to higher mortgage loan delinquencies. Foreclosure losses during 2007 were $20 million compared to $17 million during 2006. During 2007, foreclosure related reserves increased by $13 million to $49 million as of December 31, 2007. We expect delinquency and foreclosure rates to remain high during 2008, and, as a result, we expect that we will continue to experience higher foreclosure losses in 2008 as compared to prior periods. These developments could also have a negative impact on our reinsurance business as further declines in real estate values and a continued negative economic outlook could adversely impact borrowers' ability to repay mortgage loans. During 2007, reinsurance related reserves increased by $15 million to $32 million, which is reflective of these recent trends, and we expect reinsurance related reserves to continue to increase during 2008.

During the years ended December 31, 2007 and 2006, we sought to reduce costs in our Mortgage Production and Mortgage Servicing segments to better align our resources and expenses with anticipated mortgage origination volumes. During 2007, we eliminated approximately 400 jobs primarily in our Mortgage Production segment and shut down certain facilities. As a result, we incurred $13 million of severance, outplacement and facility shutdown costs during 2007, which we estimate will benefit 2008 pre-tax results by approximately $21 million. Other cost-reduction initiatives implemented during 2006 favorably impacted our pre-tax results for the year ended December 31, 2007 by $36 million.

Seasonality

Our Mortgage Production segment is generally subject to seasonal trends. These seasonal trends reflect the pattern in the national housing market. Home sales typically rise during the spring and summer seasons and decline during the fall and winter seasons. Seasonality has less of an effect on mortgage refinancing activity, which is primarily driven by prevailing mortgage rates. Our Mortgage Servicing segment is generally not subject to seasonal trends; however, delinquency rates typically rise temporarily during the winter months, driven by mortgagor payment patterns.

Inflation

An increase in inflation could have a significant impact on our Mortgage Production and Mortgage Servicing segments. Interest rates normally increase during periods of rising inflation. Historically, as interest rates increase, mortgage loan production decreases, particularly production from loan refinancing. An environment of gradual interest rate increases may, however, signify an improving economy or increasing real estate values, which in turn may stimulate increased home buying activity. Generally, in periods of reduced mortgage loan production, the associated profit margins also decline due to increased competition among mortgage loan originators and higher unit costs, thus further reducing our mortgage production revenues. Conversely, in a rising interest rate environment, our mortgage loan servicing revenues generally increase because mortgage prepayment rates tend to decrease, extending the average life of our servicing portfolio and increasing the value of our MSRs. See discussion below under "— Market and Credit Risk," "Item 1A. Risk Factors— Risks Related to our Business—Our business is affected by fluctuations in interest rates, and if we fail to manage our exposure to changes in interest rates effectively, our business, financial position, results of operations or cash flows could be adversely affected." and "Item 7A. Quantitative and Qualitative Disclosures About Market Risk."

Fleet Management Services Segment

We provide fleet management services to corporate clients and government agencies. These services include management and leasing of vehicles and other fee-based services for clients' vehicle fleets. We lease vehicles primarily to corporate fleet users under open-end operating and direct financing lease arrangements where the client bears substantially all of the vehicle's residual value risk. The lease term under the open-end lease agreements provide for a minimum lease term of 12 months and after the minimum term, the leases may be continued at the lessees' election for successive monthly renewals. In limited circumstances, we lease vehicles under closed-end leases where we bear all of the vehicle's residual value risk. For operating leases, lease revenues, which contain a depreciation component, an interest component and a management fee component, are recognized over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. For direct financing leases, lease revenues contain an interest component and a management fee component. The interest component is recognized using the effective interest method over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. Amounts charged to the lessees for interest are determined in accordance with the pricing supplement to the respective lease agreement and are generally calculated on a variable-rate basis that varies month-to-month in accordance with changes in the variable-rate index. Amounts charged to lessees for interest may also be based on a fixed rate that would remain constant for the life of the lease. Amounts charged to the lessees for depreciation are based on the straight-line depreciation of the vehicle over its expected lease term. Management fees are recognized on a straight-line basis over the life of the lease. Revenue for other services is recognized when such services are provided to the lessee.

We originate certain of our truck and equipment leases with the intention of syndicating to banks and other financial institutions. When we sell operating leases, we sell the underlying assets and assign any rights to the leases, including future leasing revenues, to the banks or financial institutions. Upon the transfer and assignment of the rights associated with the operating leases, we record the proceeds from the sale as revenue and recognize an expense for the undepreciated cost of the asset sold. Upon the sale or transfer of rights to direct financing leases, the net gain or loss is recorded. Under certain of these sales agreements, we retain a portion of the residual risk in connection with the fair value of the asset at lease termination.

Fleet Market Trends

The size of the U.S. commercial fleet management services market has displayed little or no growth over the last several years as reported by the *Automotive Fleet 2007, 2006 and 2005 Fact Books*. We do not expect any changes in this trend during 2008. Growth in our Fleet Management Services segment is driven principally by increased market share in the Large Fleet (greater than 500 units) and National Fleet (75 to 500 units) Markets and increased fee-based services, which growth we anticipate will be negatively impacted during 2008 by the uncertainty generated by the terminated Merger.

The costs associated with ABCP issued by the multi-seller conduits, which fund the Chesapeake Series 2006-1 and Series 2006-2 notes were negatively impacted by the disruption in the asset-backed securities market beginning in the third quarter of 2007. Accordingly, we anticipate that the costs of funding obtained through multi-seller conduits, including conduit fees and relative spreads of ABCP to broader market indices will be adversely impacted in 2008 compared to such costs prior to the disruption in the asset-backed securities market. Increases in conduit fees and the relative spreads of ABCP to broader market indices are components of Fleet interest expense which are currently not fully recovered through billings to the clients of our Fleet Management Services segment. As a result we expect that these costs may adversely impact the results of operations for our Fleet Management Services segment.

Vicarious Liability

Our Fleet Management Services segment could be liable for damages in connection with motor vehicle accidents under the theory of vicarious liability in certain jurisdictions in which we do business. Under this theory, companies that lease motor vehicles may be subject to liability for the tortious acts of their lessees, even in situations where the leasing company has not been negligent. Our Fleet Management Services segment is subject to unlimited liability as the owner of leased vehicles in one major province in Canada and is subject to limited liability (e.g., in the event of a lessee's failure to meet certain insurance or financial responsibility requirements) in two major provinces, Ontario and British Columbia, and as many as fifteen jurisdictions in the U.S. Although our lease contracts require that each lessee indemnifies us against such liabilities, in the event that a lessee lacks adequate insurance coverage or financial resources to satisfy these indemnity provisions we could be liable for property damage or injuries caused by the vehicles that we lease.

On August 10, 2005, a federal law was enacted in the U.S. which preempted state vicarious liability laws that imposed unlimited liability on a vehicle lessor. This law, however, does not preempt existing state laws that impose limited liability on a vehicle lessor in the event that certain insurance or financial responsibility requirements for the leased vehicles are not met. Prior to the enactment of this law, our Fleet Management Services segment was subject to unlimited liability in the District of Columbia, Maine and New York. It is unclear at this time whether any of these three jurisdictions will enact legislation imposing limited or an alternative form of liability on vehicle lessors. In addition, the scope, application and enforceability of this federal law have not been fully tested. For example, a state trial court in New York has ruled that the law is unconstitutional. On February 1, 2008, the intermediate New York Court of Appeals reversed the trial court and upheld the constitutionality of the federal law. The ultimate disposition of this New York case and cases that are pending in other jurisdictions and their impact on the federal law are uncertain at this time.

Additionally, a law was enacted in the Province of Ontario setting a cap of $1 million on a lessor's liability for personal injuries for accidents occurring on or after March 1, 2006. A similar law went into effect in the Province of British Columbia effective November 8, 2007. The British Columbia law also includes a cap of $1 million on a lessor's liability. In December 2007, the Province of Alberta legislature adopted a vicarious liability bill with provisions similar to the Ontario and British Columbia statutes, including a cap of $1 million on a lessor's liability, but an effective date has not yet been established. The scope, application and enforceability of these provincial laws have not been fully tested.

Seasonality

The results of operations of our Fleet Management Services segment are generally not seasonal.

Inflation

Inflation does not have a significant impact on our Fleet Management Services segment.

Market and Credit Risk

We are exposed to market and credit risks. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" and "Item 1A. Risk Factors—Risks Related to our Business—Our business is affected by fluctuations in interest rates, and if we fail to manage our exposure to changes in interest rates effectively, our business, financial position, results of operations or cash flows could be adversely affected." and "—Certain hedging strategies that we use to manage interest rate risk associated with our MSRs and other mortgage-related assets and commitments may not be effective in mitigating those risks."

Market Risk

Our principal market exposure is to interest rate risk, specifically long-term Treasury and mortgage interest rates due to their impact on mortgage-related assets and commitments. We also have exposure to LIBOR and commercial paper interest rates due to their impact on variable-rate borrowings, other interest rate sensitive liabilities and net investment in variable-rate lease assets. We manage and reduce our interest rate risk through various economic hedging strategies and financial instruments, including swap contracts, forward delivery commitments, futures and options contracts.

Credit Risk

While the majority of the mortgage loans serviced by us were sold without recourse, we are exposed to consumer credit risk related to loans sold with recourse. The majority of the loans sold with recourse represent sales under a program where we retain the credit risk for a limited period of time and only for a specific default event. The retained credit risk represents the unpaid principal balance of mortgage loans. For these loans, we record a recourse liability, which is determined based upon our history of actual loss experience under the program. This liability and the related activity are not significant to our results of operations or financial position. We are also exposed to credit risk for our clients under the lease and service agreements for PHH Arval.

We are exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements and sales transactions. We manage such risk by evaluating the financial position and creditworthiness of such counterparties and/or requiring collateral, typically cash, in instances in which financing is provided. We mitigate counterparty credit risk associated with our derivative contracts by monitoring the amount for which we are at risk with each counterparty to such contracts, requiring collateral posting, typically cash, above established credit limits, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing the risk among multiple counterparties.

RESULTS OF OPERATIONS—2007 VS. 2006

Consolidated Results

Our consolidated results of operations for 2007 and 2006 were comprised of the following:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Change
	(In millions)		
Net revenues	$ 2,240	$ 2,288	$ (48)
Total expenses	2,285	2,292	(7)
Loss before income taxes and minority interest	(45)	(4)	(41)
(Benefit from) provision for income taxes	(34)	10	(44)
Loss before minority interest	$ (11)	$ (14)	$ 3

During 2007, our Net revenues decreased by $48 million (2%) compared to 2006, due to a decrease of $124 million in our Mortgage Production segment that was partially offset by increases of $45 million and $31 million in our Mortgage Servicing and Fleet Management Services segments, respectively. Our Loss before income taxes and minority interest increased by $41 million during 2007 compared to 2006 due to a $74 million unfavorable change in our Mortgage Production segment and a $12 million increase in other expenses related to the terminated Merger not allocated to our reportable segments that were partially offset by favorable changes of $31 million and $14 million in our Mortgage Servicing and Fleet Management Services segments, respectively.

During the preparation of the Condensed Consolidated Financial Statements as of and for the three months ended March 31, 2006, we identified and corrected errors related to prior periods. The effect of correcting these errors on the Consolidated Statement of Operations for the year ended December 31, 2006 was to reduce Net loss by $3 million (net of income taxes of $2 million). The corrections included an adjustment for franchise tax accruals previously recorded during the years ended December 31, 2002 and 2003 and certain other miscellaneous adjustments related to the year ended December 31, 2005. We evaluated the impact of the adjustments and determined that they were not material, individually or in the aggregate to any of the periods affected, specifically the years ended December 31, 2006, 2005, 2003 or 2002.

Our effective income tax rates were (76.1)% and 249.1% for 2007 and 2006, respectively. The (Benefit from) provision for income taxes changed favorably by $44 million to a Benefit from income taxes of $34 million in 2007 from a Provision for income taxes of $10 million in 2006 primarily due to the following: (i) a $10 million decrease in expense related to income tax contingency reserves in 2007 as compared to 2006; (ii) a $15 million increase in federal income tax benefit due to the unfavorable change in Loss before income taxes and minority interest, (iii) a

$20 million decrease in the valuation allowance for deferred tax assets (primarily due to the utilization of loss carryforwards as a result of taxable income generated during 2007) as compared to a $1 million increase in the valuation allowance during 2006 and (iv) due to our mix of income and loss from our operations by entity and state income tax jurisdictions, there was a significant difference between the state income tax effective rates during 2007 and 2006.

Segment Results

Discussed below are the results of operations for each of our reportable segments. Certain income and expenses not allocated to our reportable segments and intersegment eliminations are reported under the heading Other. Our management evaluates the operating results of each of our reportable segments based upon Net revenues and segment profit or loss, which is presented as the income or loss before income tax provision or benefit and after Minority interest in income or loss of consolidated entities, net of income taxes. The Mortgage Production segment profit or loss excludes Realogy's minority interest in the profits and losses of the Mortgage Venture.

Our segment results were as follows:

	Net Revenues			Segment (Loss) Profit[1]		
	Year Ended December 31,			Year Ended December 31,		
	2007	2006	Change	2007	2006	Change
	(In millions)					
Mortgage Production segment	$ 205	$ 329	$ (124)	$ (225)	$ (152)	$ (73)
Mortgage Servicing segment	176	131	45	75	44	31
Total Mortgage Services	381	460	(79)	(150)	(108)	(42)
Fleet Management Services segment	1,861	1,830	31	116	102	14
Total reportable segments	2,242	2,290	(48)	(34)	(6)	(28)
Other[2]	(2)	(2)	—	(12)	—	(12)
Total Company	$ 2,240	$2,288	$ (48)	$ (46)	$ (6)	$ (40)

[1] The following is a reconciliation of Loss before income taxes and minority interest to segment loss:

	Year Ended December 31,	
	2007	2006
	(In millions)	
Loss before income taxes and minority interest	$ (45)	$ (4)
Minority interest in income of consolidated entities, net of income taxes	1	2
Segment loss	$ (46)	$ (6)

[2] Amounts included in Other represent intersegment eliminations and amounts not allocated to our reportable segments. Segment loss of $12 million reported under the heading Other for 2007 represents expenses related to the terminated Merger.

Mortgage Production Segment

Net revenues decreased by $124 million (38%) during 2007 compared to 2006. As discussed in greater detail below, the decrease in Net revenues was due to a $104 million decrease in Gain on sale of mortgage loans, net, a $19 million increase in Mortgage net finance expense and a $2 million decrease in Mortgage fees that were partially offset by a $1 million increase in Other income.

Segment loss increased by $73 million (48%) during 2007 compared to 2006 as the $124 million decrease in Net revenues was partially offset by a $50 million (10%) decrease in Total expenses and a $1 million (50%) decrease in Minority interest in income of consolidated entities, net of income taxes. The $50 million reduction in Total expenses was primarily due to decreases of $31 million in Other operating expenses, $12 million in Salaries and related expenses and $6 million in Other depreciation and amortization.

The following tables present a summary of our financial results and key related drivers for the Mortgage Production segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31, 2007	2006	Change	% Change
	(Dollars in millions, except average loan amount)			
Loans closed to be sold	$ 29,207	$ 32,390	$ (3,183)	(10)%
Fee-based closings	10,338	8,872	1,466	17%
Total closings	$ 39,545	$ 41,262	$ (1,717)	(4)%
Purchase closings	$ 25,692	$ 28,509	$ (2,817)	(10)%
Refinance closings	13,853	12,753	1,100	9%
Total closings	$ 39,545	$ 41,262	$ (1,717)	(4)%
Fixed rate	$ 25,525	$ 23,336	$ 2,189	9%
Adjustable rate	14,020	17,926	(3,906)	(22)%
Total closings	$ 39,545	$ 41,262	$ (1,717)	(4)%
Number of loans closed (units)	182,885	206,063	(23,178)	(11)%
Average loan amount	$ 216,228	$ 200,238	$ 15,990	8%
Loans sold	$ 30,346	$ 31,598	$ (1,252)	(4)%

	Year Ended December 31, 2007	2006	Change	% Change
	(In millions)			
Mortgage fees	$ 127	$ 129	$ (2)	(2)%
Gain on sale of mortgage loans, net	94	198	(104)	(53)%
Mortgage interest income	171	184	(13)	(7)%
Mortgage interest expense	(190)	(184)	(6)	(3)%
Mortgage net finance expense	(19)	—	(19)	n/m[1]
Other income	3	2	1	50%
Net revenues	205	329	(124)	(38)%
Salaries and related expenses	195	207	(12)	(6)%
Occupancy and other office expenses	49	50	(1)	(2)%
Other depreciation and amortization	15	21	(6)	(29)%
Other operating expenses	170	201	(31)	(15)%
Total expenses	429	479	(50)	(10)%
Loss before income taxes	(224)	(150)	(74)	(49)%
Minority interest in income of consolidated entities, net of income taxes	1	2	(1)	(50)%
Segment loss	$ (225)	$ (152)	$ (73)	(48)%

(1) n/m—Not meaningful.

2007 Annual Report

Mortgage Fees

Mortgage fees consist primarily of fees collected on loans originated for others (including brokered loans and loans originated through our financial institutions channel), fees on cancelled loans and appraisal and other income generated by our appraisal services business. Mortgage fees collected on loans originated through our financial institutions channel are recorded in Mortgage fees when the financial institution retains the underlying loan. Loans purchased from financial institutions are included in loans closed to be sold while loans originated by us and retained by financial institutions are included in fee-based closings.

Fee income on loans closed to be sold is deferred until the loans are sold and is recognized in Gain on sale of mortgage loans, net in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" ("SFAS No. 91"). Fee income on fee-based closings is recorded in Mortgage fees and is recognized at the time of closing.

Loans closed to be sold and fee-based closings are the key drivers of Mortgage fees. Fees generated by our appraisal services business are recorded when the services are performed, regardless of whether the loan closes and are associated with both loans closed to be sold and fee-based closings.

Mortgage fees decreased by $2 million (2%) as the effect of a 10% decrease in loans closed to be sold (fee income is deferred until the loans are sold in accordance with SFAS No. 91) that was partially offset by a 17% increase in fee-based closings. The change in mix between fee-based closings and loans closed to be sold was primarily due to an increase in fee-based closings from our financial institution clients during 2007 compared to 2006. The $1.7 billion decrease in total closings from 2006 to 2007 was attributable to a $2.8 billion (10%) decrease in purchase closings that was partially offset by a $1.1 billion (9%) increase in refinance closings. The decline in purchase closings was due to the decline in overall housing purchases during 2007 compared to 2006. Refinancing activity is sensitive to interest rate changes relative to borrowers' current interest rates, and typically increases when interest rates fall and decreases when interest rates rise. (See "Item 1A. Risk Factors—Risks Related to our Business—Recent developments in the secondary mortgage market could have a material adverse effect on our business, financial position, results of operations or cash flows." in this Form 10-K for more information.)

Gain on Sale of Mortgage Loans, Net

Gain on sale of mortgage loans, net consists of the following:

- (Loss) gain on loans sold, including the changes in the fair value of all loan-related derivatives including our IRLCs, freestanding loan-related derivatives and loan derivatives designated in a hedge relationship. See Note 10, "Derivatives and Risk Management Activities" in the Notes to Consolidated Financial Statements included in this Form 10-K. To the extent the derivatives are considered effective hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), changes in the fair value of the mortgage loans would be recorded;
- The initial value of capitalized servicing, which represents a non-cash increase to our MSRs. Subsequent changes in the fair value of MSRs are recorded in Net loan servicing income in the Mortgage Servicing segment and
- Recognition of net loan origination fees and expenses previously deferred under SFAS No. 91.

The components of Gain on sale of mortgage loans, net were as follows:

	Year Ended December 31,			
	2007	2006	Change	% Change
	(In millions)			
(Loss) gain on loans sold	$ (171)	$ 4	$ (175)	n/m[1]
Initial value of capitalized servicing	433	410	23	6%
Recognition of deferred fees and costs, net	(168)	(216)	48	22%
Gain on sale of mortgage loans, net	$ 94	$ 198	$ (104)	(53)%

(1) n/m—Not meaningful.

Gain on sale of mortgage loans, net decreased by $104 million (53%) from 2006 to 2007 due to a $175 million unfavorable change in (loss) gain on loans sold that was partially offset by a $48 million decrease in the recognition of deferred fees and costs and a $23 million increase in the initial value of capitalized servicing. The decrease in Gain on sale of mortgage loans, net during 2007 compared to 2006 was primarily the result of adverse secondary mortgage market conditions.

The $175 million unfavorable change in (loss) gain on loans sold during 2007 compared to 2006 was the result of a $65 million decline in the market value of Scratch and Dent Loans that were sold or are expected to be sold at a discount, a $51 million decline in margins on non-conforming and Alt-A loans, a $32 million unfavorable variance from economic hedge ineffectiveness resulting from our risk management activities related to IRLCs and mortgage loans and a $27 million decline in margins on other loans sold. The lower margins recognized during 2007 compared to 2006 were primarily attributable to competitive pricing pressures. Typically, when industry loan volumes decline due to a rising interest rate environment or other factors, competitive pricing pressures occur as mortgage companies compete for fewer customers, which results in lower margins. The $32 million unfavorable variance from economic hedge ineffectiveness resulting from our risk management activities related to IRLCs and mortgage loans was due to an increase in losses recognized from $6 million during 2006 to $38 million during 2007.

The $48 million decrease in the recognition of deferred fees and costs was primarily due to lower deferred costs as a result of a lower volume of loans closed to be sold and the impact of cost-reduction initiatives. The $23 million increase in the initial value of capitalized servicing was caused by an increase of 13 basis points ("bps") in the initial capitalized servicing rate during 2007 compared to 2006 that was partially offset by a decrease in the volume of loans sold. The increase in the initial capitalized servicing rate from 2006 to 2007 was primarily related to the capitalization of a higher blend of fixed-rate loans compared to adjustable-rate loans, as fixed-rate loans have a higher initial servicing value than adjustable-rate loans.

Mortgage Net Finance Expense

Mortgage net finance expense allocable to the Mortgage Production segment consists of interest income on MLHS and interest expense allocated on debt used to fund MLHS and is driven by the average volume of loans held for sale, the average volume of outstanding borrowings, the note rate on loans held for sale and the cost of funds rate of our outstanding borrowings. Mortgage net finance expense allocable to the Mortgage Production segment increased by $19 million during 2007 compared to 2006 due to a $13 million (7%) decrease in Mortgage interest income and a $6 million (3%) increase in Mortgage interest expense. The $13 million decrease in Mortgage interest income was primarily due to a lower average volume of loans held for sale. The $6 million increase in Mortgage interest expense was attributable to an increase of $13 million due to a higher cost of funds from our outstanding borrowings that was partially offset by a decrease of $7 million due to lower average borrowings. The higher cost of funds from our outstanding borrowings was primarily attributable to higher credit spreads on our short-term debt, increased amortization of deferred financing costs and an increase in short-term interest rates. A significant portion of our loan originations are funded with variable-rate short-term debt. The average one-month LIBOR, which is used as a benchmark for short-term rates, increased by 15 bps during 2007 compared to 2006.

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Production segment are reflected net of loan origination costs deferred under SFAS No. 91 and consist of commissions paid to employees involved in the loan origination process, as well as compensation, payroll taxes and benefits paid to employees in our mortgage production operations and allocations for overhead. Salaries and related expenses decreased by $12 million (6%) during 2007 compared to 2006 as employee attrition, a reduction in incentive bonus expense and the realized benefit of cost-reduction initiatives caused a $55 million decline that was partially offset by a $43 million decrease in deferred expenses under SFAS No. 91. The decrease in deferred expenses under SFAS No. 91 during 2007 was primarily due to a lower volume of loans closed to be sold and the impact of cost-reduction initiatives.

Other Operating Expenses

Other operating expenses allocable to the Mortgage Production segment are reflected net of loan origination costs deferred under SFAS No. 91 and consist of production-related direct expenses, appraisal expense and allocations for overhead. Other operating expenses decreased by $31 million (15%) during 2007 compared to 2006 primarily due to a decrease in allocations for corporate overhead, the decrease in total closings and the impact of cost-reduction initiatives. Allocations for corporate overhead during 2006 included a $6 million loss on the extinguishment of debt, as well as higher professional services fees related to the completion of our 2005 Form 10-K and related matters.

Mortgage Servicing Segment

Net revenues increased by $45 million (34%) during 2007 compared to 2006. As discussed in greater detail below, the increase in Net revenues was due to a $66 million favorable change in Valuation adjustments related to mortgage servicing rights, a $3 million increase in Other income and a $2 million increase in Mortgage net finance income that were partially offset by a $26 million decrease in Loan servicing income.

Segment profit increased by $31 million (70%) during 2007 compared to 2006 due to the $45 million increase in Net revenues that was partially offset by a $14 million (16%) increase in Total expenses. The $14 million increase in Total expenses was due to a $17 million increase in Other operating expenses that was partially offset by a decrease of $3 million in Salaries and related expenses.

The following tables present a summary of our financial results and a key related driver for the Mortgage Servicing segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31,			
	2007	2006	Change	% Change
		(In millions)		
Average loan servicing portfolio	$ 163,107	$ 159,269	$ 3,838	2%

	Year Ended December 31,			
	2007	2006	Change	% Change
		(In millions)		
Mortgage interest income	$ 182	$ 181	$ 1	1%
Mortgage interest expense	(85)	(86)	1	1%
Mortgage net finance income	97	95	2	2%
Loan servicing income	489	515	(26)	(5)%
Change in fair value of mortgage servicing rights	(509)	(334)	(175)	(52)%
Net derivative gain (loss) related to mortgage servicing rights	96	(145)	241	n/m[(1)]
Valuation adjustments related to mortgage servicing rights	(413)	(479)	66	14%
Net loan servicing income	76	36	40	111%
Other income	3	—	3	n/m[(1)]
Net revenues	176	131	45	34%
Salaries and related expenses	29	32	(3)	(9)%
Occupancy and other office expenses	10	10	—	—
Other depreciation and amortization	2	2	—	—
Other operating expenses	60	43	17	40%
Total expenses	101	87	14	16%
Segment profit	$ 75	$ 44	$ 31	70%

[(1)] n/m—Not meaningful.

Mortgage Net Finance Income

Mortgage net finance income allocable to the Mortgage Servicing segment consists of interest income credits from escrow balances, interest income from investment balances (including investments held by our reinsurance subsidiary) and interest expense allocated on debt used to fund our MSRs, and is driven by the average volume of outstanding borrowings and the cost of funds rate of our outstanding borrowings. Mortgage net finance income increased by $2 million (2%) during 2007 compared to 2006, primarily due to lower interest expense allocated on debt used to fund our MSRs resulting from a lower balance of MSRs in 2007 compared to 2006.

Loan Servicing Income

Loan servicing income includes recurring servicing fees, other ancillary fees and net reinsurance income from our wholly owned reinsurance subsidiary, Atrium. Recurring servicing fees are recognized upon receipt of the coupon payment from the borrower and recorded net of guaranty fees. Net reinsurance income represents premiums earned on reinsurance contracts, net of ceding commission and adjustments to the allowance for reinsurance losses. The primary driver for Loan servicing income is the average loan servicing portfolio.

The components of Loan servicing income were as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Change	% Change
	(In millions)			
Net service fee revenue	$ 494	$ 485	$ 9	2%
Late fees and other ancillary servicing revenue	21	45	(24)	(53)%
Curtailment interest paid to investors	(40)	(45)	5	11%
Net reinsurance income	14	30	(16)	(53)%
Loan servicing income	$ 489	$ 515	$ (26)	(5)%

Loan servicing income decreased by $26 million (5%) from 2007 to 2006 due to decreases in late fees and other ancillary servicing revenue and net reinsurance income that were partially offset by an increase in net service fee revenue and a decrease in curtailment interest paid to investors. The $24 million decrease in late fees and other ancillary servicing revenue was primarily related to the recognition of a $21 million realized loss, including direct expenses, on the sale of $433 million of MSRs during 2007. The $16 million decrease in net reinsurance income during 2007 compared to 2006 was primarily due to an increase in the liability for reinsurance losses. The increase in net service fee revenue was primarily related to the 2% increase in the average loan servicing portfolio during 2007 compared to 2006.

As of December 31, 2007, we had $1.5 billion of MSRs associated with $126.5 billion of the unpaid principal balance of the underlying mortgage loans. We periodically evaluate our risk exposure and capital requirements related to our MSRs to determine the appropriate amount of MSRs to retain on our Balance Sheet. During 2007, we sold approximately $433 million of MSRs associated with $29.2 billion of the unpaid principal balance of the underlying mortgage loans. We expect that these sales of MSRs will result in a proportionate decrease in our Net revenues for the Mortgage Servicing segment in 2008.

Valuation Adjustments Related to Mortgage Servicing Rights

Valuation adjustments related to mortgage servicing rights includes Change in fair value of mortgage servicing rights and Net derivative gain (loss) related to mortgage servicing rights. The components of Valuation adjustments related to mortgage servicing rights are discussed separately below.

Change in Fair Value of Mortgage Servicing Rights: The fair value of our MSRs is estimated based upon projections of expected future cash flows from our MSRs considering prepayment estimates, our historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. Generally, the value of our MSRs is expected to increase when interest rates rise and decrease when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors noted above as well as the overall market demand for MSRs may also affect the MSRs valuation. The

Change in fair value of mortgage servicing rights is attributable to the realization of expected cash flows and market factors which impact the market inputs and assumptions used in our valuation model. The fair value of our MSRs was reduced by $315 million and $373 million during 2007 and 2006, respectively, due to the realization of expected cash flows. The change in fair value due to changes in market inputs or assumptions used in the valuation model was an unfavorable change of $194 million during 2007 and a favorable change of $39 million during 2006. The unfavorable change during 2007 was primarily due to the impact of a decrease in the spread between mortgage coupon rates and the underlying risk-free interest rate and a decrease in mortgage interest rates leading to higher expected prepayments. The favorable change during 2006 was primarily attributable to an increase in mortgage interest rates leading to lower expected prepayments. The 10-year Treasury rate, which is widely regarded as a benchmark for mortgage rates decreased by 68 bps during 2007 compared to an increase of 32 bps during 2006.

Net Derivative Gain (Loss) Related to Mortgage Servicing Rights: We use a combination of derivatives to protect against potential adverse changes in the value of our MSRs resulting from a decline in interest rates. See Note 10, "Derivatives and Risk Management Activities" in the Notes to Consolidated Financial Statements included in this Form 10-K. The amount and composition of derivatives used will depend on the exposure to loss of value on our MSRs, the expected cost of the derivatives and the increased earnings generated by origination of new loans resulting from the decline in interest rates (the natural business hedge). The natural business hedge provides a benefit when increased borrower refinancing activity results in higher production volumes which would partially offset declines in the value of our MSRs thereby reducing the need to use derivatives. The benefit of the natural business hedge depends on the decline in interest rates required to create an incentive for borrowers to refinance their mortgage loans and lower their interest rates. (See "Item 1A. Risk Factors—Risks Related to our Business—Certain hedging strategies that we use to manage interest rate risk associated with our MSRs and other mortgage-related assets and commitments may not be effective in mitigating those risks." in this Form 10-K for more information.)

The value of derivatives related to our MSRs increased by $96 million during 2007 and decreased by $145 million during 2006. As described below, our net results from MSRs risk management activities were losses of $98 million and $106 million during 2007 and 2006, respectively. Refer to "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for an analysis of the impact of 25 bps, 50 bps and 100 bps changes in interest rates on the valuation of our MSRs and related derivatives at December 31, 2007.

The following table outlines Net loss on MSRs risk management activities:

	Year Ended December 31, 2007	Year Ended December 31, 2006
	(In millions)	
Net derivative gain (loss) related to mortgage servicing rights	$ 96	$ (145)
Change in fair value of mortgage servicing rights due to changes in market inputs or assumptions used in the valuation model	(194)	39
Net loss on MSRs risk management activities	$ (98)	$ (106)

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Servicing segment consist of compensation, payroll taxes and benefits paid to employees in our mortgage loan servicing operations and allocations for overhead. Salaries and related expenses decreased by $3 million (9%) during 2007 compared to 2006 primarily due to a reduction in incentive bonus expense and the realized benefit of cost-reduction initiatives.

Other Operating Expenses

Other operating expenses allocable to the Mortgage Servicing segment include servicing-related direct expenses, costs associated with foreclosure and real estate owned and allocations for overhead. Other operating expenses increased by $17 million (40%) during 2007 compared to 2006. This increase was primarily attributable to a $14 million increase in foreclosure losses and reserves associated with loans sold with recourse primarily due to an increase in loss severity due to a decline in housing prices in 2007 compared to 2006 and increased foreclosure frequency due to higher mortgage loan delinquencies.

Fleet Management Services Segment

Net revenues increased by $31 million (2%) during 2007 compared to 2006. As discussed in greater detail below, the increase in Net revenues was due to increases of $14 million in Other income, $11 million in Fleet lease income and $6 million in Fleet management fees.

Segment profit increased by $14 million (14%) during 2007 compared to 2006 as the $31 million increase in Net revenues was partially offset by a $17 million (1%) increase in Total expenses. The $17 million increase in Total expenses was primarily due to increases of $36 million in Depreciation on operating leases, $18 million in Fleet interest expense and $7 million in Salaries and related expenses that were partially offset by a $43 million decrease in Other operating expenses.

The following tables present a summary of our financial results and related drivers for the Fleet Management Services segment, and are followed by a discussion of each of the key components of our Net revenues and Total expenses:

	Average for the Year Ended December 31, 2007	2006	Change	% Change
	(In thousands of units)			
Leased vehicles	342	334	8	2 %
Maintenance service cards	326	339	(13)	(4)%
Fuel cards	330	325	5	2 %
Accident management vehicles	334	331	3	1 %

	Year Ended December 31, 2007	2006	Change	% Change
	(In millions)			
Fleet management fees	$ 164	$ 158	$ 6	4 %
Fleet lease income	1,598	1,587	11	1 %
Other income	99	85	14	16 %
Net revenues	1,861	1,830	31	2 %
Salaries and related expenses	92	85	7	8 %
Occupancy and other office expenses	18	18	—	—
Depreciation on operating leases	1,264	1,228	36	3 %
Fleet interest expense	215	197	18	9 %
Other depreciation and amortization	12	13	(1)	(8)%
Other operating expenses	144	187	(43)	(23)%
Total expenses	1,745	1,728	17	1 %
Segment profit	$ 116	$ 102	$ 14	14 %

Fleet Management Fees

Fleet management fees consist primarily of the revenues of our principal fee-based products: fuel cards, maintenance services, accident management services and monthly management fees for leased vehicles. Fleet management fees increased by $6 million (4%) during 2007 compared to 2006, due to a $4 million increase in revenue from our principal fee-based products and a $2 million increase in revenue from other fee-based products.

Fleet Lease Income

Fleet lease income increased by $11 million (1%) during 2007 compared to 2006, primarily due to higher total lease billings resulting from higher interest rates on variable-interest rate leases and new leases and a 2% increase in leased vehicles that were partially offset by a $40 million decrease in lease syndication volume. The decrease in lease syndication volume during 2007 compared to 2006 was due to a decrease in heavy truck lease originations driven by lower industry-wide customer demand.

Other Income

Other income consists principally of the revenue generated by our dealerships and other miscellaneous revenues. Other income increased by $14 million (16%) during 2007 compared to 2006, primarily due to increased interest income.

Salaries and Related Expenses

Salaries and related expenses increased by $7 million (8%) during 2007 compared to 2006, primarily due to increases in base and variable compensation.

Depreciation on Operating Leases

Depreciation on operating leases is the depreciation expense associated with our leased asset portfolio. Depreciation on operating leases during 2007 increased by $36 million (3%) compared to 2006, primarily due to the 2% increase in leased vehicles.

Fleet Interest Expense

Fleet interest expense increased by $18 million (9%) during 2007 compared to 2006, primarily due to rising short-term interest rates and increased borrowings associated with the 2% increase in leased vehicles.

Other Operating Expenses

Other operating expenses decreased by $43 million (23%) during 2007 compared to 2006, primarily due to a decrease in cost of goods sold as a result of the decrease in lease syndication volume. Other operating expenses in 2007 were also impacted by a $10 million reduction in accruals due to the resolution of foreign non-income based tax contingencies.

Results of Operations—2006 vs. 2005

Consolidated Results

Our consolidated results of continuing operations for 2006 and 2005 were comprised of the following:

	Year Ended December 31, 2006	2005	Change
	(In millions)		
Net revenues	$ 2,288	$ 2,471	$ (183)
Expenses:			
Spin-Off related expenses	—	41	(41)
Other expenses	2,292	2,271	21
Total expenses	2,292	2,312	(20)
(Loss) income from continuing operations before income taxes and minority interest	(4)	159	(163)
Provision for income taxes	10	87	(77)
(Loss) income from continuing operations before minority interest	$ (14)	$ 72	$ (86)

During 2006, our Net revenues decreased by $183 million (7%) compared to 2005, primarily due to decreases of $195 million and $105 million in our Mortgage Production and Mortgage Servicing segments, respectively, that were partially offset by a $119 million increase in our Fleet Management Services segment. In addition, Net revenues during 2006 included the elimination of $2 million in intersegment revenues recorded by the Mortgage Servicing segment. Our Income from continuing operations before income taxes and minority interest during 2005 included $41 million of Spin-Off related expenses, which were excluded from the results of our reportable segments. Our (Loss) income from continuing operations before income taxes and minority interest unfavorably changed by $163 million during 2006 compared to 2005 due to unfavorable changes of $132 million and $96 million in our Mortgage Production and Mortgage Servicing segments, respectively, that were partially offset by the Spin-Off related expenses recorded in 2005, a favorable change of $22 million in our Fleet Management Services segment and a $2 million decrease in other expenses not allocated to our reportable segments.

During the preparation of the Condensed Consolidated Financial Statements as of and for the three months ended March 31, 2006, we identified and corrected errors related to prior periods. The effect of correcting these errors on the Consolidated Statement of Operations for the year ended December 31, 2006 was to reduce Net loss by $3 million (net of income taxes of $2 million). The corrections included an adjustment for franchise tax accruals previously recorded during the years ended December 31, 2002 and 2003 and certain other miscellaneous adjustments related to the year ended December 31, 2005. We evaluated the impact of the adjustments and determined that they were not material, individually or in the aggregate to any of the years affected, specifically the years ended December 31, 2006, 2005, 2003 or 2002.

Our effective income tax rates were 249.1% and 54.7% for 2006 and 2005, respectively. The Provision for income taxes decreased $77 million to $10 million in 2006 from $87 million in 2005 primarily due to the following: (i) a decrease of $64 million due to the unfavorable change in (Loss) income from continuing operations before income taxes and minority interest from 2005 to 2006; (ii) a $5 million decrease due to our mix of income and loss from our operations by entity and state income tax jurisdiction in 2006, which created a significant change in the 2006 state income tax effective rate (losses in jurisdictions with higher income tax rates, income in jurisdictions with lower income tax rates and near breakeven pre-tax results on a consolidated basis) in comparison to 2005; (iii) a decrease of $6 million related to net deferred income tax charges representing the change in estimated deferred state income taxes for state apportionment factors in 2006 as compared to 2005 and (iv) a $3 million decrease in income tax contingency reserves expensed in 2006 as compared to 2005.

Segment Results

Discussed below are the results of operations for each of our reportable segments. Certain income and expenses not allocated to our reportable segments and intersegment eliminations are reported under the heading Other. Due to the commencement of operations of the Mortgage Venture in the fourth quarter of 2005, our management began evaluating the operating results of each of our reportable segments based upon Net revenues and segment profit or loss, which is presented as the income or loss from continuing operations before income tax provision or benefit and after Minority interest in income or loss of consolidated entities, net of income taxes. The Mortgage Production segment profit or loss excludes Realogy's minority interest in the profits and losses of the Mortgage Venture. Prior to the commencement of the Mortgage Venture operations, PHH Mortgage was party to interim marketing agreements with NRT and Cartus, wherein PHH Mortgage paid fees for services provided. These interim marketing agreements terminated when the Mortgage Venture commenced operations. The provisions of the Strategic Relationship Agreement and the Marketing Agreement thereafter govern the manner in which the Mortgage Venture and PHH Mortgage are recommended by Realogy. (See "Item 1. Business—Arrangements with Realogy—Strategic Relationship Agreement" and "—Marketing Agreements" for a discussion of the terms on which the Mortgage Venture and PHH Mortgage are recommended by Realogy.)

Our segment results were as follows:

	Net Revenues			Segment (Loss) Profit[(1)]		
	Year Ended December 31,			Year Ended December 31,		
	2006	2005	Change	2006	2005	Change
			(In millions)			
Mortgage Production segment	$ 329	$ 524	$ (195)	$ (152)	$ (17)	$ (135)
Mortgage Servicing segment	131	236	(105)	44	140	(96)
Total Mortgage Services	460	760	(300)	(108)	123	(231)
Fleet Management Services segment	1,830	1,711	119	102	80	22
Total reportable segments	2,290	2,471	(181)	(6)	203	(209)
Other[(2)]	(2)	—	(2)	—	(43)	43
Total Company	$ 2,288	$ 2,471	$ (183)	$ (6)	$ 160	$ (166)

(1) The following is a reconciliation of (Loss) income from continuing operations before income taxes and minority interest to segment (loss) profit:

	Year Ended December 31,	
	2006	2005
	(In millions)	
(Loss) income from continuing operations before income taxes and minority interest	$ (4)	$ 159
Minority interest in income (loss) of consolidated entities, net of income taxes	2	(1)
Segment (loss) profit	$ (6)	$ 160

(2) Amounts included in Other represent intersegment eliminations and amounts not allocated to our reportable segments. Segment loss reported under the heading Other for 2005 was primarily $41 million of Spin-Off related expenses.

Mortgage Production Segment

Net revenues decreased by $195 million (37%) in 2006 compared to 2005. As discussed in greater detail below, Net revenues were impacted by decreases of $102 million in Gain on sale of mortgage loans, net, $56 million in Mortgage fees, $36 million in Mortgage net finance income and $1 million in Other income.

Segment loss increased by $135 million (794%) in 2006 compared to 2005 driven by the $195 million decrease in Net revenues and a $3 million unfavorable change in Minority interest in income (loss) of consolidated entities, net of income taxes, which were partially offset by a $63 million (12%) decrease in Total expenses. The $63 million decrease in Total expenses was primarily due to decreases of $56 million and $10 million in Salaries and related expenses and Other operating expenses, respectively, that were partially offset by a $4 million increase in Other depreciation and amortization.

The following tables present a summary of our financial results and key related drivers for the Mortgage Production segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change	% Change
	(Dollars in millions, except average loan amount)			
Loans closed to be sold	$ 32,390	$ 36,219	$ (3,829)	(11)%
Fee-based closings	8,872	11,966	(3,094)	(26)%
Total closings	$ 41,262	$ 48,185	$ (6,923)	(14)%
Purchase closings	$ 28,509	$ 32,098	$ (3,589)	(11)%
Refinance closings	12,753	16,087	(3,334)	(21)%
Total closings	$ 41,262	$ 48,185	$ (6,923)	(14)%
Fixed rate	$ 23,336	$ 22,681	$ 655	3 %
Adjustable rate	17,926	25,504	(7,578)	(30)%
Total closings	$ 41,262	$ 48,185	$ (6,923)	(14)%
Number of loans closed (units)	206,063	233,810	(27,747)	(12)%
Average loan amount	$ 200,238	$ 206,086	$ (5,848)	(3)%
Loans sold	$ 31,598	$ 35,541	$ (3,943)	(11)%

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change	% Change
	(In millions)			
Mortgage fees	$ 129	$ 185	$ (56)	(30)%
Gain on sale of mortgage loans, net	198	300	(102)	(34)%
Mortgage interest income	184	182	2	1 %
Mortgage interest expense	(184)	(146)	(38)	(26)%
Mortgage net finance income	—	36	(36)	(100)%
Other income	2	3	(1)	(33)%
Net revenues	329	524	(195)	(37)%
Salaries and related expenses	207	263	(56)	(21)%
Occupancy and other office expenses	50	51	(1)	(2)%
Other depreciation and amortization	21	17	4	24 %
Other operating expenses	201	211	(10)	(5)%
Total expenses	479	542	(63)	(12)%
Loss before income taxes	(150)	(18)	(132)	(733)%
Minority interest in income (loss) of consolidated entities, net of income taxes	2	(1)	3	300 %
Segment loss	$ (152)	$ (17)	$ (135)	(794)%

Mortgage Fees

Mortgage fees consist primarily of fees collected on loans originated for others (including brokered loans and loans originated through our financial institutions channel), fees on cancelled loans and appraisal and other income generated by our appraisal services business. Mortgage fees collected on loans originated through our financial institutions channel are recorded in Mortgage fees when the financial institution retains the underlying loan. Loans purchased from financial institutions are included in loans closed to be sold while loans originated by us and retained by financial institutions are included in fee-based closings.

Fee income on loans closed to be sold is deferred until the loans are sold and is recognized in Gain on sale of mortgage loans, net in accordance with SFAS No. 91. Fee income on fee-based closings is recorded in Mortgage fees and is recognized at the time of closing.

Loans closed to be sold and fee-based closings are the key drivers of Mortgage fees. Fees generated by our appraisal services business are recorded when the services are performed, regardless of whether the loan closes and are associated with both loans closed to be sold and fee-based closings.

Mortgage fees decreased by $56 million (30%) from 2005 to 2006. This decrease was primarily attributable to the decline in loans closed to be sold of $3.8 billion (11%), coupled with a $3.1 billion (26%) decrease in fee-based closings. The decline in total closings was primarily attributable to the impact of lower industry origination volumes due to the impact of the slowing housing market as well as higher interest rates which caused a decline in refinancing activity. The change in mix between fee-based closings and loans closed to be sold was primarily due to a decrease in fee-based closings from our financial institutions clients during 2006 compared to 2005. The $6.9 billion (14%) decline in total closings from 2005 to 2006 was attributable to a $3.6 billion (11%) decrease in purchase closings and a $3.3 billion (21%) decrease in refinance closings. The decline in purchase closings was due to the decline in overall housing purchases in 2006 compared to 2005. Refinancing activity is sensitive to interest rate changes relative to borrowers' current interest rates, and typically increases when interest rates fall and decreases when interest rates rise.

Gain on Sale of Mortgage Loans, Net

Gain on sale of mortgage loans, net consists of the following:

- Gain on loans sold, including the changes in the fair value of all loan-related derivatives including our IRLCs, freestanding loan-related derivatives and loan derivatives designated in a hedge relationship. See Note 10, "Derivatives and Risk Management Activities" in the Notes to Consolidated Financial Statements included in this Form 10-K. To the extent the derivatives are considered effective hedges under SFAS No. 133, changes in the fair value of the mortgage loans would be recorded;
- The initial value of capitalized servicing, which represents a non-cash increase to our MSRs. Subsequent changes in the fair value of MSRs are recorded in Net loan servicing income in the Mortgage Servicing segment and
- Recognition of net loan origination fees and expenses previously deferred under SFAS No. 91.

The components of Gain on sale of mortgage loans, net were as follows:

	Year Ended December 31,			
	2006	2005	Change	% Change
	(In millions)			
Gain on loans sold	$ 4	$ 70	$ (66)	(94)%
Initial value of capitalized servicing	410	425	(15)	(4)%
Recognition of deferred fees and costs, net	(216)	(195)	(21)	(11)%
Gain on sale of mortgage loans, net	$ 198	$ 300	$ (102)	(34)%

Gain on sale of mortgage loans, net decreased by $102 million (34%) in 2006 compared to 2005. Gain on loans sold net of the recognition of deferred fees and costs (the effects of SFAS No. 91) declined by $87 million from 2005 to 2006 driven by a $116 million decline due to lower margins on loans sold that was partially offset by a $29 million favorable variance from economic hedge ineffectiveness resulting from our risk management activities related to IRLCs and mortgage loans. Typically, when industry loan volumes decline due to a rising interest rate environment or other factors, competitive pricing pressures occur as mortgage companies compete for fewer customers, which results in lower margins. The $29 million favorable variance from economic hedge ineffectiveness resulting from our risk management activities related to IRLCs and mortgage loans was due to a decrease in losses recognized from $35 million in 2005 to $6 million in 2006. A $15 million decrease in the initial value of capitalized servicing was caused by a decrease in the volume of loans sold, partially offset by an increase of 10 bps in the initial capitalized servicing rate in 2006 compared to 2005. The increase in the initial capitalized servicing rate during 2006 is primarily related to the increase in interest rates in 2006 as compared to 2005.

Mortgage Net Finance Income

Mortgage net finance income allocable to the Mortgage Production segment consists of interest income on MLHS and interest expense allocated on debt used to fund MLHS and is driven by the average volume of loans held for sale, the average volume of outstanding borrowings, the note rate on loans held for sale and the cost of funds rate of our outstanding borrowings. Mortgage net finance income allocable to the Mortgage Production segment declined by $36 million (100%) in 2006 compared to 2005, due to a $38 million (26%) increase in Mortgage interest expense that was partially offset by a $2 million (1%) increase in Mortgage interest income. The $38 million increase in Mortgage interest expense was attributable to increases of $30 million due to a higher cost of funds from our outstanding borrowings and $8 million due to higher average borrowings. A significant portion of our loan originations are funded with variable-rate short-term debt. At December 31, 2006 and 2005, one-month LIBOR, which is used as a benchmark for short-term rates, was 5.46% and 4.48%, respectively, an increase of 98 bps. The $2 million increase in Mortgage interest income was primarily due to higher note rates associated with loans held for sale partially offset by lower average loans held for sale.

Salaries and Related Expenses

Salaries and related expenses allocable to the Mortgage Production segment are reflected net of loan origination costs deferred under SFAS No. 91 and consist of commissions paid to employees involved in the loan origination process, as well as compensation, payroll taxes and benefits paid to employees in our mortgage production operations and allocations for overhead. Salaries and related expenses decreased by $56 million (21%) in 2006 compared to 2005 primarily due to a decrease in average staffing levels due to employee attrition and lower origination volumes.

Other Operating Expenses

Other operating expenses allocable to the Mortgage Production segment are reflected net of loan origination costs deferred under SFAS No. 91 and consist of production-related direct expenses, appraisal expense and allocations for overhead. Other operating expenses decreased by $10 million (5%) during 2006 compared to 2005, primarily attributable to a 14% decrease in total closings during 2006 compared to 2005. This decrease was partially offset by $14 million in allocated costs primarily resulting from incremental fees and expenses for additional auditor services, financial and other consulting services, legal services and liquidity waivers, including a $6 million loss on extinguishment of debt, as well as a decrease in deferred expense under SFAS No. 91 primarily associated with a lower volume of loans closed to be sold during 2006 compared to 2005.

Mortgage Servicing Segment

Net revenues decreased by $105 million (44%) in 2006 compared to 2005. As discussed in greater detail below, a $180 million unfavorable change in Amortization and valuation adjustments related to mortgage servicing rights, net was partially offset by increases of $38 million, $36 million and $1 million in Mortgage net finance income, Loan servicing income and Other income, respectively.

Segment profit decreased by $96 million (69%) in 2006 compared to 2005 due to the $105 million decrease in Net revenues that was partially offset by a $9 million (9%) decrease in Total expenses. The $9 million reduction in Total expenses was primarily due to a $7 million decrease in Other depreciation and amortization and a $2 million decrease in Other operating expenses.

The following tables present a summary of our financial results and a key related driver for the Mortgage Servicing segment, and are followed by a discussion of each of the key components of Net revenues and Total expenses:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change	% Change
	(In millions)			
Average loan servicing portfolio	$ 159,269	$ 147,304	$ 11,965	8%

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change	% Change
	(In millions)			
Mortgage interest income	$ 181	$ 120	61	51 %
Mortgage interest expense	(86)	(63)	(23)	(37)%
Mortgage net finance income	95	57	38	67 %
Loan servicing income	515	479	36	8 %
Amortization and recovery of impairment of mortgage servicing rights	—	(217)	217	100 %
Change in fair value of mortgage servicing rights	(334)	—	(334)	n/m [1]
Net derivative loss related to mortgage servicing rights	(145)	(82)	(63)	(77)%
Amortization and valuation adjustments related to mortgage servicing rights, net	(479)	(299)	(180)	(60)%
Net loan servicing income	36	180	(144)	(80)%
Other income	—	(1)	1	100 %
Net revenues	131	236	(105)	(44)%
Salaries and related expenses	32	33	(1)	(3)%
Occupancy and other office expenses	10	9	1	11 %
Other depreciation and amortization	2	9	(7)	(78)%
Other operating expenses	43	45	(2)	(4)%
Total expenses	87	96	(9)	(9)%
Segment profit	$ 44	$ 140	$ (96)	(69)%

(1) n/m—Not meaningful.

Mortgage Net Finance Income

Mortgage net finance income allocable to the Mortgage Servicing segment consists of interest income credits from escrow balances, interest income from investment balances (including investments held by our reinsurance subsidiary) and interest expense allocated on debt used to fund our MSRs, and is driven by the average volume of outstanding borrowings and the cost of funds rate of our outstanding borrowings. Mortgage net finance income increased by $38 million (67%) in 2006 compared to 2005, primarily due to higher interest income from escrow balances, partially offset by higher interest expense on debt allocated to the funding of MSRs. These increases were primarily due to higher short-term interest rates in 2006 compared to 2005 since the escrow balances earn income based upon one-month LIBOR.

Loan Servicing Income

Loan servicing income includes recurring servicing fees, other ancillary fees and net reinsurance income from our wholly owned reinsurance subsidiary, Atrium. Recurring servicing fees are recognized upon receipt of the coupon payment from the borrower and recorded net of guaranty fees. Net reinsurance income represents premiums earned on reinsurance contracts, net of ceding commission and adjustments to the allowance for reinsurance losses. The primary driver for Loan servicing income is the average loan servicing portfolio.

The components of Loan servicing income were as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change	% Change
	(In millions)			
Net service fee revenue	$ 485	$ 467	$ 18	4%
Late fees and other ancillary servicing revenue	45	30	15	50%
Curtailment interest paid to investors	(45)	(51)	6	12%
Net reinsurance income	30	33	(3)	(9)%
Loan servicing income	$ 515	$ 479	$ 36	8%

Loan servicing income increased by $36 million (8%) from 2005 to 2006. This increase is primarily related to higher net service fee revenue and late fees and other ancillary servicing revenue associated with the 8% increase in the average loan servicing portfolio. Additionally, a decrease in curtailment interest paid to investors due to a decrease in loan payoffs during 2006 in comparison to 2005 contributed to this increase. These increases were partially offset by a $3 million decrease in net reinsurance income during 2006 compared to 2005.

Amortization and Valuation Adjustments Related to Mortgage Servicing Rights, Net

Amortization and valuation adjustments related to mortgage servicing rights, net includes Amortization and recovery of impairment of mortgage servicing rights, Change in fair value of mortgage servicing rights and Net derivative loss related to mortgage servicing rights. We adopted the provisions of SFAS No. 156 on January 1, 2006 and elected the fair value measurement method for valuing our MSRs. The unfavorable change of $180 million (60%) from 2005 to 2006 was attributable to a $334 million decrease in the fair value of mortgage servicing rights recorded during 2006 and a $63 million increase in net derivative losses during 2006 in comparison to 2005, that were partially offset by $217 million of Amortization and recovery of impairment of mortgage servicing rights recorded during 2005. The components of Amortization and valuation adjustments related to mortgage servicing rights, net are discussed separately below.

Amortization and Recovery of Impairment of Mortgage Servicing Rights: Prior to our adoption of SFAS No. 156 on January 1, 2006, MSRs were carried at the lower of cost or fair value based on defined strata and were amortized based upon the ratio of the current month net servicing income (estimated at the beginning of the month) to the expected net servicing income over the life of the servicing portfolio. In addition, MSRs were evaluated for impairment by strata and a valuation allowance was recognized when the fair value of the strata was less than the amortized basis of the strata. During 2005, we recorded $433 million of amortization of MSRs and a $216 million recovery of impairment of MSRs.

Change in Fair Value of Mortgage Servicing Rights: The fair value of our MSRs is estimated based upon projections of expected future cash flows from our MSRs considering prepayment estimates, our historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. Generally, the value of our MSRs is expected to increase when interest rates rise and decrease when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. Other factors noted above as well as the overall market demand for MSRs may also affect the MSRs valuation.

The Change in fair value of mortgage servicing rights is attributable to the realization of expected cash flows and market factors which impact the market inputs and assumptions used in our valuation model. The change in value of MSRs due to the realization of expected cash flows is comparable to the amortization expense recorded for periods prior to January 1, 2006. During 2006, the fair value of our MSRs was reduced by $373 million due to the realization of expected cash flows. The change in fair value due to changes in market inputs or assumptions used in the valuation model was a favorable change of $39 million. This favorable change was primarily due to the increase in mortgage interest rates during 2006 leading to lower expected prepayments. The 10-year Treasury rate, which is widely regarded as a benchmark for mortgage rates, increased by 32 bps during 2006. During 2005, the 10-year Treasury rate increased by 18 bps.

Net Derivative Loss Related to Mortgage Servicing Rights: We use a combination of derivatives to protect against potential adverse changes in the value of our MSRs resulting from a decline in interest rates. See Note 10, "Derivatives and Risk Management Activities" in the Notes to Consolidated Financial Statements included in this Form 10-K. The amount and composition of derivatives used will depend on the exposure to loss of value on our MSRs, the expected cost of the derivatives and the increased earnings generated by origination of new loans resulting from the decline in interest rates (the natural business hedge). The natural business hedge provides a benefit when increased borrower refinancing activity results in higher production volumes which would partially offset declines in the value of our MSRs thereby reducing the need to use derivatives. The benefit of the natural business hedge depends on the decline in interest rates required to create an incentive for borrowers to refinance their mortgage loans and lower their interest rates. (See "Item 1A. Risk Factors—Risks Related to our Business—Certain hedging strategies that we use to manage interest rate risk associated with our MSRs and other mortgage-related assets and commitments may not be effective in mitigating those risks." for more information.)

During 2006, the value of derivatives related to our MSRs decreased by $145 million. During 2005, the value of derivatives related to our MSRs decreased by $82 million. As described below, our net results from MSRs risk management activities were a loss of $106 million and a gain of $40 million during 2006 and 2005, respectively.

The following table outlines Net (loss) gain on MSRs risk management activities:

	Year Ended December 31,	
	2006	2005
	(In millions)	
Net derivative loss related to mortgage servicing rights	$ (145)	$ (82)
Change in fair value of mortgage servicing rights due to changes in market inputs or assumptions used in the valuation model	39	—
Recovery of impairment of mortgage servicing rights	—	216
Application of amortization rate to the valuation allowance	—	(94)
Net (loss) gain on MSRs risk management activities	$ (106)	$ 40

Other Income

Other income allocable to the Mortgage Servicing segment consists primarily of net gains or losses on investment securities.

Fleet Management Services Segment

Net revenues increased by $119 million (7%) in 2006 compared to 2005. As discussed in greater detail below, the increase in Net revenues was due to increases of $119 million and $8 million in Fleet lease income and Fleet management fees, respectively, that were partially offset by an $8 million decrease in Other income.

Segment profit increased by $22 million (28%) in 2006 compared to 2005 due to the $119 million increase in Net revenues, partially offset by a $97 million (6%) increase in Total expenses. The $97 million increase in Total expenses was primarily due to increases of $58 million and $48 million in Fleet interest expense and Depreciation on operating leases, respectively, that were partially offset by a $7 million decrease in Other operating expenses.

The following tables present a summary of our financial results and related drivers for the Fleet Management Services segment, and are followed by a discussion of each of the key components of our Net revenues and Total expenses:

	Average for the Year Ended December 31, 2006	Average for the Year Ended December 31, 2005	Change	% Change
	(In thousands of units)			
Leased vehicles	334	325	9	3%
Maintenance service cards	339	338	1	—
Fuel cards	325	321	4	1%
Accident management vehicles	331	332	(1)	—

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change	% Change
	(In millions)			
Fleet management fees	$ 158	$ 150	$ 8	5 %
Fleet lease income	1,587	1,468	119	8 %
Other income	85	93	(8)	(9)%
Net revenues	1,830	1,711	119	7 %
Salaries and related expenses	85	86	(1)	(1)%
Occupancy and other office expenses	18	18	—	—
Depreciation on operating leases	1,228	1,180	48	4 %
Fleet interest expense	197	139	58	42 %
Other depreciation and amortization	13	14	(1)	(7)%
Other operating expenses	187	194	(7)	(4)%
Total expenses	1,728	1,631	97	6 %
Segment profit	$ 102	$ 80	$ 22	28 %

Fleet Management Fees

Fleet management fees consist primarily of the revenues of our principal fee-based products: fuel cards, maintenance services, accident management services and monthly management fees for leased vehicles. Fleet management fees increased by $8 million (5%) in 2006 compared to 2005, primarily due to increases in revenue from our principal fee-based products, which accounted for approximately $5 million of this increase. Additionally, Fleet management fees were enhanced by incremental revenue of $3 million from other fee-based products.

Fleet Lease Income

Fleet lease income increased by $119 million (8%) during 2006 compared to 2005, primarily due to higher total lease billings resulting from the 3% increase in leased vehicles. Additionally, Fleet lease income increased due to higher interest rates on variable-interest rate leases and new leases.

Other Income

Other income consists principally of the revenue generated by our dealerships and other miscellaneous revenues. Other income decreased by $8 million (9%) during 2006 compared to 2005, primarily due to a 14% decline in new and used vehicle sales at our dealerships.

Salaries and Related Expenses

Salaries and related expenses decreased by $1 million (1%) during 2006 compared to 2005, primarily due to a decrease in variable compensation expense that was partially offset by increases in base compensation and staffing levels.

Depreciation on Operating Leases

Depreciation on operating leases is the depreciation expense associated with our leased asset portfolio. Depreciation on operating leases during 2006 increased by $48 million (4%) compared to 2005, primarily due to the 3% increase in leased units and higher average depreciation expense on replaced vehicles in the existing vehicle portfolio. These increases were partially offset by an increase in motor company monies retained by the business and recognized during 2006, which are accounted for as adjustments to the basis of the leased units.

Fleet Interest Expense

Fleet interest expense increased by $58 million (42%) during 2006 compared to 2005, primarily due to higher short-term interest rates and increased borrowings associated with the 3% increase in leased vehicles.

Other Operating Expenses

Other operating expenses decreased by $7 million (4%) during 2006 compared to 2005, primarily due to a decrease in cost of goods sold associated with the 14% decrease in new and used vehicle sales at our dealerships.

LIQUIDITY AND CAPITAL RESOURCES

General

Our liquidity is dependent upon our ability to fund maturities of indebtedness, to fund growth in assets under management and business operations and to meet contractual obligations. We estimate how these liquidity needs may be impacted by a number of factors including fluctuations in asset and liability levels due to changes in our business operations, levels of interest rates and unanticipated events. The primary operating funding needs arise from the origination and warehousing of mortgage loans, the purchase and funding of vehicles under management and the retention of MSRs. Sources of liquidity include equity capital including retained earnings, the unsecured debt markets, bank lines of credit, secured borrowings including the asset-backed debt markets and the liquidity provided by the sale or securitization of assets. The recent disruption in certain asset-backed security market segments and the resulting impact on the availability of funding generally for financial services companies may limit our access to one or more of the funding sources discussed above. In addition, we expect that the costs associated with our borrowings, including relative spreads and conduit fees, will be adversely impacted in 2008 compared to such costs prior to the disruption in the credit markets. (See "Item 1. Business—Recent Developments" for a discussion of recent developments in the credit markets.)

In order to ensure adequate liquidity throughout a broad array of operating environments, our funding plan relies upon multiple sources of liquidity. We maintain liquidity at the parent company level through access to the unsecured debt markets and through unsecured contractually committed bank facilities. Unsecured debt markets include commercial paper issued by the parent company which we fully support with committed bank facilities. These various unsecured sources of funds are utilized to provide for a portion of the operating needs of our mortgage and fleet management businesses. In addition, secured borrowings, including asset-backed debt, asset sales and securitization of assets, are utilized to fund both vehicles under management and mortgages held for resale.

Given our expectation for business volumes, we believe that our sources of liquidity are adequate to fund our operations for the next 12 months. We expect aggregate capital expenditures for 2008 to be between $20 million and $28 million.

Cash Flows

At December 31, 2007, we had $149 million of Cash and cash equivalents, an increase of $26 million from $123 million at December 31, 2006. The following table summarizes the changes in Cash and cash equivalents during the years ended December 31, 2007 and 2006:

	Year Ended December 31,		
	2007	2006	Change
	(In millions)		
Cash provided by (used in):			
Operating activities	$ 2,663	$ 748	$ 1,915
Investing activities	(1,206)	(1,574)	368
Financing activities	(1,432)	841	(2,273)
Effect of changes in exchange rates on Cash and cash equivalents	1	1	—
Net increase in Cash and cash equivalents	$ 26	$ 16	$ 10

Operating Activities

During 2007, we generated $1.9 billion more cash from operating activities than during 2006 primarily due to a $1.3 billion net cash inflow related to the origination and sale of mortgage loans that occurred during 2007. During 2006, net cash outflows related to the origination and sale of mortgage loans were $545 million. Cash flows related to the origination and sale of mortgage loans may fluctuate significantly from period to period due to the timing of the underlying transactions.

Investing Activities

During 2007, we used $368 million less cash in investing activities than during 2006. The decrease in cash used in investing activities was primarily attributable to a $284 million decrease in cash used by our Fleet Management Services segment to acquire vehicles, a $214 million increase in proceeds from the sale of MSRs due to partial receipts from the sale of MSRs during 2007 (as described in "— Results of Operations—2007 vs. 2006—Segment Results—Mortgage Servicing Segment—Loan Servicing Income") and a $203 million increase in net settlement proceeds from derivatives related to MSRs that were partially offset by a $266 million decrease in proceeds from the sale of investment vehicles by our Fleet Management Services Segment and a $74 million increase in cash paid for the purchase of derivatives related to MSRs.

Financing Activities

During 2007, we used $1.4 billion of cash in our financing activities compared to generating $841 million during 2006. This change in cash flows was primarily due to a $1.4 billion increase in principal payments on borrowings and a $992 million net decrease in short-term borrowings in 2007 compared to a $384 million increase during 2006 that were partially offset by a $500 million increase in proceeds from borrowings.

Cash used in financing activities during 2007 was impacted by a decrease in the financing requirements necessary to fund loans closed to be sold during 2007 compared to 2006. Additionally, principal payments on borrowings and proceeds from borrowings increased by $2.7 billion and $2.5 billion, respectively, due to changes in the utilization levels of asset-backed debt arrangements used by the Mortgage Venture during 2007 compared to 2006. During 2007, the Mortgage Venture increased its utilization of a facility that requires it to borrow and repay balances upon the origination and sale of each underlying loan funded by the facility and decreased its utilization of a line of credit agreement that is drawn upon and repaid solely when there are changes in the Mortgage Venture's overall financing needs. For more information about the Mortgage Venture's asset-backed debt arrangements, see "— Indebtedness—Asset-Backed Debt—Mortgage Warehouse Asset-Backed Debt." During 2006, we incurred $3.2 billion of debt to redeem the outstanding term notes, variable funding notes and subordinated notes issued by Chesapeake Finance Holdings LLC and Terrapin Funding LLC.

Secondary Mortgage Market

We rely on the secondary mortgage market for a substantial amount of liquidity to support our operations. Nearly all mortgage loans that we originate are sold in the secondary mortgage market, primarily in the form of MBS, asset-backed securities and whole-loan transactions. A large component of the MBS we sell is guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae (collectively, "Agency MBS"). We also issue non-agency (or non-conforming) MBS and asset-backed securities. We publicly issue both non-conforming MBS and asset-backed securities that are registered with the SEC, and we also issue private non-conforming MBS and asset-backed securities. Generally, these types of securities have their own credit ratings and require some form of credit enhancement, such as over-collateralization, senior-subordinated structures, primary mortgage insurance, and/or private surety guarantees.

The Agency MBS, whole-loan and non-conforming markets for mortgage loans provide substantial liquidity for our mortgage loan production operations. We focus our business process on consistently producing quality mortgages that meet investor requirements to continue to access these markets.

See "— Overview—Mortgage Production and Mortgage Servicing Segments—Mortgage Industry Trends" and "Item 1A. Risk Factors—Risks Related to our Business—We might be prevented from selling and/or securitizing our mortgage loans at opportune times and prices, if at all, which could have a material adverse effect on our business, financial position, results of operations or cash flows." and "— Recent developments in the secondary mortgage market could have a material adverse effect on our business, financial position, results of operations or cash flows." included in this Form 10-K for more information regarding the secondary mortgage market.

Indebtedness

We utilize both secured and unsecured debt as key components of our financing strategy. Our primary financing needs arise from our assets under management programs which are summarized in the table below:

	December 31, 2007	December 31, 2006
	(In millions)	
Restricted cash	$ 579	$ 559
Mortgage loans held for sale, net	1,564	2,936
Net investment in fleet leases	4,224	4,147
Mortgage servicing rights	1,502	1,971
Investment securities	34	35
Assets under management programs	$ 7,903	$ 9,648

The following tables summarize the components of our indebtedness as of December 31, 2007 and 2006:

	December 31, 2007			
	Vehicle Management Asset-Backed Debt	Mortgage Warehouse Asset-Backed Debt	Unsecured Debt	Total
	(In millions)			
Term notes	$ —	$ —	$ 633	$ 633
Variable funding notes	3,548	555	—	4,103
Commercial paper	—	—	132	132
Borrowings under credit facilities	—	556	840	1,396
Other	8	—	7	15
	$ 3,556	$ 1,111	$ 1,612	$ 6,279

	December 31, 2006			
	Vehicle Management Asset-Backed Debt	Mortgage Warehouse Asset-Backed Debt	Unsecured Debt	Total
		(In millions)		
Term notes	$ —	$ 400	$ 646	$ 1,046
Variable funding notes	3,532	774	—	4,306
Subordinated debt	—	50	—	50
Commercial paper	—	688	411	1,099
Borrowings under credit facilities	—	66	1,019	1,085
Other	9	26	26	61
	$ 3,541	$ 2,004	$ 2,102	$ 7,647

Asset-Backed Debt

Vehicle Management Asset-Backed Debt

Vehicle management asset-backed debt primarily represents variable-rate debt issued by our wholly owned subsidiary, Chesapeake to support the acquisition of vehicles used by our Fleet Management Services segment's leasing operations. As of both December 31, 2007 and 2006, variable funding notes outstanding under this arrangement aggregated $3.5 billion. The debt issued as of December 31, 2007 was collateralized by approximately $4.1 billion of leased vehicles and related assets, primarily included in Net investment in fleet leases in the accompanying Consolidated Balance Sheet and is not available to pay our general obligations. The titles to all the vehicles collateralizing the debt issued by Chesapeake are held in a bankruptcy remote trust, and we act as a servicer of all such leases. The bankruptcy remote trust also acts as a lessor under both operating and direct financing lease agreements. As of December 31, 2007, the agreement governing the Series 2006-1 notes, with a capacity of $2.9 billion, was scheduled to expire on March 4, 2008 (the "Series 2006-1 Scheduled Expiry Date"). On November 30, 2007, the agreement governing the Series 2006-2 notes, with a capacity of $1.0 billion, was amended to extend the expiration date to November 28, 2008 (the "Series 2006-2 Scheduled Expiry Date" and together with the Series 2006-1 Scheduled Expiry Date, the "Scheduled Expiry Dates"), increase the commitment and program fee rates and modify other covenants and terms. On February 28, 2008, we amended the agreement governing the Chesapeake Series 2006-1 notes to extend the Series 2006-1 Scheduled Expiry Date to February 26, 2009. The amendment also increased the commitment and program fee rates and modified other covenants and terms. Because the interest component of our Fleet leasing revenue is generally benchmarked to broader market indices and not the interest rates associated with our vehicle management asset-backed debt, we expect that the increase in fee rates will increase Fleet interest expense without a corresponding increase in Fleet leasing revenue during the terms of the Series 2006-1 and Series 2006-2 notes. (See "Item 1A. Risk Factors—Risks Related to our Business—Recent developments in the asset-backed securities market have negatively affected the value of our MLHS and our cost of funds, which could have a material and adverse effect on our business, financial position, results of operations or cash flows"). These agreements are renewable on or before the Scheduled Expiry Dates, subject to agreement by the parties. If the agreements are not renewed, monthly repayments on the notes are required to be made as certain cash inflows are received relating to the securitized vehicle leases and related assets beginning in the month following the Scheduled Expiry Dates and ending up to 125 months after the Scheduled Expiry Dates. The weighted-average interest rate of vehicle management asset-backed debt arrangements was 5.7% as of both December 31, 2007 and 2006.

The availability of this asset-backed debt could suffer in the event of: (i) the deterioration of the assets underlying the asset-backed debt arrangement; (ii) our inability to access the asset-backed debt market to refinance maturing debt or (iii) termination of our role as servicer of the underlying lease assets in the event that we default in the performance of our servicing obligations or we declare bankruptcy or become insolvent. (See "Item 1. Business—Recent Developments" and "Item 1A. Risk Factors—Risks Related to our Business—Recent developments in the asset-backed securities market have negatively affected the value of our MLHS and our costs of funds, which could have a material and adverse effect on our business, financial position, results of operations or cash flows." for more information.)

As of December 31, 2007, the total capacity under vehicle management asset-backed debt arrangements was approximately $3.9 billion, and we had $352 million of unused capacity available.

During the year ended December 31, 2006, we recorded a $4 million loss on the extinguishment of certain vehicle management asset-backed debt that is included in Other operating expenses in the accompanying Consolidated Statement of Operations.

Mortgage Warehouse Asset-Backed Debt

We maintain a committed mortgage repurchase facility (the "Mortgage Repurchase Facility") that is funded by a multi-seller conduit and is used to finance mortgage loans originated by PHH Mortgage, our wholly owned subsidiary. On October 29, 2007, we amended the Mortgage Repurchase Facility by executing the Sixth Amended and Restated Master Repurchase Agreement (the "Repurchase Agreement") and the Amended and Restated Servicing Agreement (together with the Repurchase Agreement, the "Amended Repurchase Agreements"). The Amended Repurchase Agreements decreased the capacity of the Mortgage Repurchase Facility from $750 million to $550 million through November 29, 2007 and to $275 million thereafter, modified the eligibility of the underlying mortgage loan collateral and modified certain other covenants and terms. As of December 31, 2007, borrowings under the Mortgage Repurchase Facility were $251 million and were collateralized by underlying mortgage loans and related assets of $280 million, primarily included in Mortgage loans held for sale, net in the accompanying Consolidated Balance Sheet. As of December 31, 2006, borrowings under this facility were $505 million. As of December 31, 2007 and 2006, borrowings under this variable-rate facility bore interest at 5.1% and 5.4%, respectively. The Mortgage Repurchase Facility expires on October 27, 2008 and is renewable on an annual basis, subject to the agreement of the parties. The assets collateralizing this facility are not available to pay our general obligations.

On November 1, 2007, we entered into a $1 billion committed mortgage repurchase facility by executing the Master Repurchase Agreement and Guaranty (together, the "Greenwich Repurchase Facility"). As of December 31, 2007, borrowings under the Greenwich Repurchase Facility were $532 million and were collateralized by underlying mortgage loans and related assets of $551 million, primarily included in Mortgage loans held for sale, net in the accompanying Consolidated Balance Sheet. Borrowings under this variable-rate facility bore interest at 5.4% as of December 31, 2007. The Greenwich Repurchase Facility expires on October 30, 2008. The assets collateralizing the Greenwich Repurchase Facility are not available to pay our general obligations.

On February 28, 2008, we entered into a $500 million committed mortgage repurchase facility by executing a Master Repurchase Agreement and Guaranty (together, the "Citigroup Repurchase Facility"). The Citigroup Repurchase Facility expires on February 26, 2009 and is renewable on an annual basis upon the agreement of the parties. The Citigroup Repurchase Facility includes covenants comparable to the Amended Credit Facility. The assets collateralizing the Citigroup Repurchase Facility are not available to pay our general obligations.

The Mortgage Venture maintains a $350 million repurchase facility (the "Mortgage Venture Repurchase Facility") with Bank of Montreal and Barclays Bank PLC as Bank Principals and Fairway Finance Company, LLC and Sheffield Receivables Corporation as Conduit Principals. As of December 31, 2007, borrowings under the Mortgage Venture Repurchase Facility were $304 million and were collateralized by underlying mortgage loans and related assets of $343 million, primarily included in Mortgage loans held for sale, net in the accompanying Consolidated Balance Sheet. As of December 31, 2006, borrowings under this facility were $269 million. Borrowings under this variable-rate facility bore interest at 5.4% as of both December 31, 2007 and 2006. The Mortgage Venture also pays an annual liquidity fee of 20 bps on 102% of the program size. The maturity date for this facility is June 1, 2009, subject to annual renewals of certain underlying conduit liquidity arrangements. The assets collateralizing this facility are not available to pay our general obligations.

The Mortgage Venture also maintains a secured line of credit agreement with Barclays Bank PLC, Bank of Montreal and JPMorgan Chase Bank, N.A. that is used to finance mortgage loans originated by the Mortgage Venture. On October 5, 2007, the capacity of this line of credit was reduced from $200 million to $150 million. As of

December 31, 2007, borrowings under this secured line of credit were $17 million and were collateralized by underlying mortgage loans and related assets of $60 million, primarily included in Mortgage loans held for sale, net in the accompanying Consolidated Balance Sheet. As of December 31, 2006, borrowings under this line of credit were $58 million. This variable-rate line of credit bore interest at 5.5% and 6.2% as of December 31, 2007 and 2006, respectively. This line of credit agreement expires on October 3, 2008.

Bishop's Gate was a consolidated bankruptcy remote special purpose entity that was utilized to warehouse mortgage loans originated by us prior to their sale into the secondary market. The activities of Bishop's Gate were limited to (i) purchasing mortgage loans from our mortgage subsidiary, (ii) issuing commercial paper, senior term notes, subordinated certificates and/or borrowing under a liquidity agreement to effect such purchases, (iii) entering into interest rate swaps to hedge interest rate risk and certain non-credit-related market risk on the purchased mortgage loans, (iv) selling and securitizing the acquired mortgage loans to third parties and (v) engaging in certain related transactions. As a result of events in the mortgage industry during the second half of 2007 which reduced investor demand for securities issued by single-seller mortgage warehouse facilities, we completed transitioning our mortgage financing programs from Bishop's Gate facilities to alternative mortgage warehouse asset-backed debt arrangements by voluntarily terminating the Bishop's Gate debt arrangements on December 20, 2007 (the "Redemption Date"). On the Redemption Date, we retired $400 million of term notes issued under the Base Indenture dated as of December 11, 1998 between The Bank of New York, as Indenture Trustee and Bishop's Gate (the "Bishop's Gate Notes") and $50 million of subordinated certificates issued by Bishop's Gate (the "Bishop's Gate Certificates"). As of December 31, 2006, the Bishop's Gate Notes aggregated $400 million and were variable-rate instruments. The weighted-average interest rate on the Bishop's Gate Notes as of December 31, 2006 was 5.7%. As of December 31, 2006, the Bishop's Gate Certificates aggregated $50 million and were primarily fixed-rate instruments. The weighted-average interest rate on the Bishop's Gate Certificates as of December 31, 2006 was 5.6%. As of December 31, 2006, commercial paper issued under the Amended and Restated Liquidity Agreement, dated as of December 11, 1998, as further amended and restated as of December 2, 2003, among Bishop's Gate, certain banks listed therein and JPMorgan Chase Bank, as Agent (the "Bishop's Gate Liquidity Agreement"), aggregated $688 million. Bishop's Gate commercial paper were fixed-rate instruments which generally matured within 90 days of issuance. The weighted-average interest rate on the Bishop's Gate commercial paper as of December 31, 2006 was 5.4%. The Bishop's Gate Liquidity Agreement expired on November 30, 2007, Bishop's Gate ceased issuing commercial paper at that time.

The availability of the mortgage warehouse asset-backed debt could suffer in the event of: (i) the deterioration in the performance of the mortgage loans underlying the asset-backed debt arrangement; (ii) our failure to maintain sufficient levels of eligible assets or credit enhancements; (iii) our inability to access the asset-backed debt market to refinance maturing debt; (iv) our inability to access the secondary market for mortgage loans or (v) termination of our role as servicer of the underlying mortgage assets in the event that (a) we default in the performance of our servicing obligations or (b) we declare bankruptcy or become insolvent. (See "Item 1A. Risk Factors—Risks Related to our Business—Recent developments in the asset-backed securities market have negatively affected the value of our MLHS and our costs of funds, which could have a material and adverse effect on our business, financial position, results of operations or cash flows." for more information.)

As of December 31, 2007, the total capacity under mortgage warehouse asset-backed debt arrangements was approximately $1.8 billion, and we had approximately $679 million of unused capacity available.

Unsecured Debt

Historically, the public debt markets have been a key source of financing for us, due to their efficiency and low cost relative to certain other sources of financing. Typically, we access these markets by issuing unsecured commercial paper and medium-term notes. As of December 31, 2007, we had a total of approximately $765 million in unsecured public debt outstanding. Our maintenance of investment grade ratings as an independent company is a significant factor in preserving our access to the public debt markets. Our credit ratings as of February 25, 2008 were as follows:

	Moody's Investors Service	Standard & Poor's	Fitch Ratings
Senior debt	Baa3	BBB-	BBB+
Short-term debt	P-3	A-3	F-2

As of February 25, 2008, the ratings outlooks on our unsecured debt provided by both Moody's Investors Service and Fitch Ratings were Negative and Standard & Poor's was on CreditWatch with developing implications. There can be no assurance that the ratings and ratings outlooks on our senior unsecured long-term debt and other debt will remain at these levels.

Among other things, maintenance of our investment grade ratings requires that we demonstrate high levels of liquidity, including access to alternative sources of funding such as committed bank stand-by lines of credit, as well as a capital structure and leverage appropriate for companies in our industry. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

In the event our credit ratings were to drop below investment grade, our access to the public debt markets may be severely limited. The cutoff for investment grade is generally considered to be a long-term rating of Baa3, BBB- and BBB- for Moody's Investors Service, Standard & Poor's and Fitch Ratings, respectively. In the event of a ratings downgrade below investment grade, we may be required to rely upon alternative sources of financing, such as bank lines and private debt placements (secured and unsecured). Declines in our credit ratings would also increase our cost of borrowing under our credit facilities. Furthermore, we may be unable to retain all of our existing bank credit commitments beyond the then-existing maturity dates. As a consequence, our cost of financing could rise significantly, thereby negatively impacting our ability to finance some of our capital-intensive activities, such as our ongoing investment in MSRs and other retained interests.

Term Notes

The outstanding carrying value of term notes as of December 31, 2007 and 2006 consisted of $633 million and $646 million, respectively, of medium-term notes (the "MTNs") publicly issued under the Indenture, dated as of November 6, 2000 (as amended and supplemented, the "MTN Indenture") by and between PHH and The Bank of New York, as successor trustee for Bank One Trust Company, N.A. As of December 31, 2007, the outstanding MTNs were scheduled to mature between January 2008 and April 2018. The effective rate of interest for the MTNs outstanding as of December 31, 2007 and 2006 was 6.9% and 6.8%, respectively.

Commercial Paper

Our policy is to maintain available capacity under our committed credit facilities (described below) to fully support our outstanding unsecured commercial paper. In addition, should the commercial paper markets be unavailable to us, our committed unsecured credit facilities provide an alternative source of liquidity. We had unsecured commercial paper obligations of $132 million and $411 million as of December 31, 2007 and 2006, respectively. This commercial paper is fixed-rate and matures within 90 days of issuance. The weighted-average interest rate on outstanding unsecured commercial paper as of December 31, 2007 and 2006 was 6.0% and 5.7%, respectively. However, there has been limited funding available in the commercial paper market since January 2008.

Credit Facilities

We are party to the Amended and Restated Competitive Advance and Revolving Credit Agreement (the "Amended Credit Facility"), dated as of January 6, 2006, among PHH Corporation, a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent. Borrowings under the Amended Credit Facility were $840 million and $404 million as of December 31, 2007 and 2006, respectively. The termination date of this $1.3 billion agreement is January 6, 2011. Pricing under the Amended Credit Facility is based upon our senior unsecured long-term debt ratings. If the ratings on our senior unsecured long-term debt assigned by Moody's

Investors Service, Standard & Poor's and Fitch Ratings are not equivalent to each other, the second highest credit rating assigned by them determines pricing under the Amended Credit Facility. Borrowings under the Amended Credit Facility bore interest at LIBOR plus a margin of 38 bps as of December 31, 2006. The Amended Credit Facility also requires us to pay utilization fees if our usage exceeds 50% of the aggregate commitments under the Amended Credit Facility and per annum facility fees. As of December 31, 2006, the per annum utilization and facility fees were 10 bps and 12 bps, respectively.

On January 22, 2007, Standard & Poor's downgraded its rating on our senior unsecured long-term debt from BBB to BBB-. As a result, the fees and interest rates on borrowings under the Amended Credit Facility increased. After the downgrade, borrowings under the Amended Credit Facility bear interest at LIBOR plus a margin of 47.5 bps. In addition, the per annum utilization and facility fees increased to 12.5 bps and 15 bps, respectively. In the event that both of our second highest and lowest credit ratings are downgraded in the future, the margin over LIBOR and the facility fee under the Amended Credit Facility would become 70 bps and 17.5 bps, respectively, while the utilization fee would remain 12.5 bps.

We also maintained an unsecured revolving credit agreement (the "Supplemental Credit Facility") with a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent. Borrowings under the Supplemental Credit Facility were $200 million as of December 31,.2006. As of December 31, 2006, pricing under the Supplemental Credit Facility was based upon our senior unsecured long-term debt ratings assigned by Moody's Investors Service, Standard & Poor's and Fitch Ratings, and borrowings bore interest at LIBOR plus a margin of 38 bps. The Supplemental Credit Facility also required us to pay per annum utilization fees if our usage exceeded 50% of the aggregate commitments under the Supplemental Credit Facility and per annum facility fees. As of December 31, 2006, the per annum utilization and facility fees were 10 bps and 12 bps, respectively. We were also required to pay an additional facility fee of 10 bps against the outstanding commitments under the facility as of October 6, 2006. After Standard & Poor's downgraded its rating on our senior unsecured long-term debt on January 22, 2007, borrowings under the Supplemental Credit Facility bore interest at LIBOR plus a margin of 47.5 bps and the utilization and facility fees were increased to 12.5 bps and 15 bps, respectively.

On February 22, 2007, the Supplemental Credit Facility was amended to extend its expiration date to December 15, 2007, reduce the total commitment to $200 million and modify the fees and interest rate paid on outstanding borrowings. After this amendment, pricing under the Supplemental Credit Facility was based upon our senior unsecured long-term debt ratings assigned by Moody's Investors Service and Standard & Poor's. As a result of this amendment, borrowings under the Supplemental Credit Facility bore interest at LIBOR plus a margin of 82.5 bps and the per annum facility fee increased to 17.5 bps. The amendment eliminated the per annum utilization fee under the Supplemental Credit Facility. We repaid the $200 million outstanding balance on the Supplemental Credit Facility on its expiration date using available cash, proceeds from the issuance of unsecured commercial paper and borrowings under our credit facilities.

We were party to an unsecured credit agreement with a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent, that provided capacity solely for the repayment of the MTNs that occurred during the third quarter of 2006 (the "Tender Support Facility"). Borrowings under the Tender Support Facility were $415 million as of December 31, 2006. Pricing under the Tender Support Facility was based upon our senior unsecured long-term debt ratings assigned by Moody's Investors Service and Standard & Poor's. As of December 31, 2006, borrowings under this agreement bore interest at LIBOR plus a margin of 75 bps. The Tender Support Facility also required us to pay an initial fee of 10 bps of the commitment and a per annum commitment fee of 12 bps as of December 31, 2006. In addition, during the year ended December 31, 2006, we paid a one-time fee of 15 bps against borrowings of $415 million drawn under the Tender Support Facility. After Standard & Poor's downgraded its rating on our senior unsecured long-term debt on January 22, 2007, borrowings under the Tender Support Facility bore interest at LIBOR plus a margin of 100 bps and the per annum commitment fee was increased to 17.5 bps.

On February 22, 2007, the Tender Support Facility was amended to extend its expiration date to December 15, 2007, reduce the total commitment to $415 million, modify the interest rates to be paid on our outstanding borrowings based on certain of our senior unsecured long-term debt ratings and eliminate the per annum commitment fee. As a result of this amendment, borrowings under the Tender Support Facility bore interest at LIBOR plus a margin of 100 bps. We repaid the $415 million outstanding balance on the Tender Support Facility on its expiration date using available cash, proceeds from the issuance of unsecured commercial paper and borrowings under our credit facilities.

We maintain other unsecured credit facilities in the ordinary course of business as set forth in "Debt Maturities" below.

Debt Maturities

The following table provides the contractual maturities of our indebtedness at December 31, 2007 except for our vehicle management asset-backed notes, where estimated payments have been used assuming the underlying agreements were not renewed (the indentures related to vehicle management asset-backed notes require principal payments based on cash inflows relating to the securitized vehicle leases and related assets if the indentures are not renewed on or before the Scheduled Expiry Dates):

	Asset-Backed	Unsecured	Total
		(In millions)	
Within one year	$ 1,792	$ 338	$ 2,130
Between one and two years	1,065	—	1,065
Between two and three years	845	5	850
Between three and four years	555	840	1,395
Between four and five years	316	—	316
Thereafter	94	429	523
	$ 4,667	$ 1,612	$ 6,279

As of December 31, 2007, available funding under our asset-backed debt arrangements and unsecured committed credit facilities consisted of:

	Capacity[(1)]	Utilized Capacity	Available Capacity
		(In millions)	
Asset-Backed Funding Arrangements			
Vehicle management	$ 3,908	$ 3,556	$ 352
Mortgage warehouse	1,790	1,111	679
Unsecured Committed Credit Facilities [(2)]	1,301	980	321

(1) Capacity is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements. With respect to asset-backed funding arrangements, capacity may be further limited by the availability of asset eligibility requirements under the respective agreements.

(2) Available capacity reflects a reduction in availability due to an allocation against the facilities of $132 million which fully supports the outstanding unsecured commercial paper issued by us as of December 31, 2007. Under our policy, all of the outstanding unsecured commercial paper is supported by available capacity under our unsecured committed credit facilities. In addition, utilized capacity reflects $8 million of letters of credit issued under the Amended Credit Facility.

Beginning on March 16, 2006, access to our continuous offering shelf registration statement for public debt issuances was no longer available due to our non-current filing status with the SEC. Although we became current in our filing status with the SEC on June 28, 2007, this shelf registration statement will not be available to us until we are a timely filer under the Exchange Act for twelve consecutive months. We may, however, access the public debt markets through the filing of other registration statements.

Debt Covenants

Certain of our debt arrangements require the maintenance of certain financial ratios and contain restrictive covenants, including, but not limited to, material adverse change, restrictions on indebtedness of material subsidiaries, mergers, liens, liquidations and sale and leaseback transactions. The Amended Credit Facility, the Mortgage Repurchase Facility, the Greenwich Repurchase Facility, the Citigroup Repurchase Facility and the Mortgage Venture Repurchase Facility require that we maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion plus 25% of net income, if positive, for each fiscal quarter ended after December 31, 2004 and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 10:1. The MTN Indenture requires that we maintain a debt to tangible equity ratio of not more than 10:1. The MTN Indenture also restricts us from paying dividends if, after giving effect to the dividend payment, the debt to equity ratio exceeds 6.5:1. At December 31, 2007, we were in compliance with all of our financial covenants related to our debt arrangements.

Under certain of our financing, servicing, hedging and related agreements and instruments (collectively, the "Financing Agreements"), the lenders or trustees have the right to notify us if they believe we have breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, we believe we would have various periods in which to cure such events of default. If we do not cure the events of default or obtain necessary waivers within the required time periods, the maturity of some of our debt could be accelerated and our ability to incur additional indebtedness could be restricted. In addition, events of default or acceleration under certain of our Financing Agreements would trigger cross-default provisions under certain of our other Financing Agreements.

Restrictions on Paying Dividends

Many of our subsidiaries (including certain consolidated partnerships, trusts and other non-corporate entities) are subject to restrictions on their ability to pay dividends or otherwise transfer funds to other consolidated subsidiaries and, ultimately, to PHH Corporation (the parent company). These restrictions relate to loan agreements applicable to certain of our asset-backed debt arrangements and to regulatory restrictions applicable to the equity of our insurance subsidiary, Atrium. The aggregate restricted net assets of these subsidiaries totaled $1.0 billion as of December 31, 2007. These restrictions on net assets of certain subsidiaries, however, do not directly limit our ability to pay dividends from consolidated Retained earnings. Pursuant to the MTN Indenture, we may not pay dividends on our Common stock in the event that our ratio of debt to equity exceeds 6.5:1, after giving effect to the dividend payment. The MTN Indenture also requires that we maintain a debt to tangible equity ratio of not more than 10:1. In addition, the Amended Credit Facility, the Mortgage Repurchase Facility, the Greenwich Repurchase Facility and the Mortgage Venture Repurchase Facility each include various covenants that may restrict our ability to pay dividends on our Common stock, including covenants which require that we maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion plus 25% of net income, if positive, for each fiscal quarter ended after December 31, 2004 and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 10:1. Based on our assessment of these requirements as of December 31, 2007, we do not believe that these restrictions will materially limit dividend payments on our Common stock in the foreseeable future. However, we do not anticipate paying any cash dividends on our Common stock in the foreseeable future.

Contractual Obligations

The following table summarizes our future contractual obligations as of December 31, 2007.

	2008	2009	2010	2011	2012	Thereafter	Total
				(In millions)			
Asset-backed debt[1][2]	$ 1,792	$ 1,065	$ 845	$ 555	$ 316	$ 94	$ 4,667
Unsecured debt[1][3]	338	—	5	840	—	429	1,612
Operating leases[4]	22	21	19	19	17	99	197
Capital leases[1]	1	—	—	—	—	—	1
Other purchase commitments[5][6]	17	9	8	—	—	—	34
	$ 2,170	$ 1,095	$ 877	$ 1,414	$ 333	$ 622	$ 6,511

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(1) The table above excludes future cash payments related to interest expense. Interest payments during the year ended December 31, 2007 totaled $487 million. Interest is calculated on most of our debt obligations based on variable rates referenced to LIBOR or other short-term interest rate indices. A substantial portion of our interest cost related to vehicle management asset-backed debt is charged to lessees pursuant to lease agreements.

(2) Represents the contractual maturities for asset-backed debt arrangements as of December 31, 2007, except for our vehicle management asset-backed notes, where estimated payments have been used assuming the underlying agreements were not renewed. See "— Liquidity and Capital Resources—Indebtedness" and Note 14, "Debt and Borrowing Arrangements" in the Notes to Consolidated Financial Statements included in this Form 10-K.

(3) Represents the contractual maturities for unsecured debt arrangements as of December 31, 2007. See "— Liquidity and Capital Resources—Indebtedness" and Note 14, "Debt and Borrowing Arrangements" in the Notes to Consolidated Financial Statements included in this Form 10-K.

(4) Includes operating leases for our Mortgage Production and Servicing segments in Mt. Laurel, New Jersey; Jacksonville, Florida and other smaller regional locations throughout the U.S. Also includes leases for our Fleet Management Services segment for its headquarters office in Sparks, Maryland, office space and marketing centers in five locations in Canada and six smaller regional locations throughout the U.S. See Note 17, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements included in this Form 10-K.

(5) Includes various commitments to purchase goods or services from specific suppliers made by us in the ordinary course of our business, including those related to capital expenditures. See Note 17, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements included in this Form 10-K.

(6) Excludes our liability for unrecognized income tax benefits, which totaled $22 million as of December 31, 2007, since we cannot predict with reasonable certainty or reliability of the timing of cash settlements to the respective taxing authorities for these estimated contingencies. See Note 1, "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements included in this Form 10-K for more information regarding our liability for unrecognized income tax benefits.

In the normal course of business, we enter into commitments to either originate or purchase mortgage loans at specified rates. As of December 31, 2007, we had commitments to fund mortgage loans with agreed-upon rates or rate protection amounting to $3.0 billion. Additionally, as of December 31, 2007, we had commitments to fund open home equity lines of credit of $194 million and construction loans of $32 million.

Commitments to sell loans generally have fixed expiration dates or other termination clauses and may require the payment of a fee. We may settle the forward delivery commitments on a net basis; therefore, the commitments outstanding do not necessarily represent future cash obligations. Our $2.8 billion of forward delivery commitments as of December 31, 2007 generally will be settled within 90 days of the individual commitment date.

See Note 17, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements included in this Form 10-K.

Off-Balance Sheet Arrangements and Guarantees

In the ordinary course of business, we enter into numerous agreements that contain standard guarantees and indemnities whereby we indemnify another party for breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing leases of real estate, access to credit facilities, use of derivatives and issuances of debt or equity securities. The guarantees or indemnifications issued are for the benefit of the buyers in sale agreements and sellers in purchase agreements, landlords in lease contracts, financial institutions in credit facility arrangements and derivative contracts and underwriters in debt or equity security issuances. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that we could be required to make under these guarantees and we are unable to develop an estimate of the maximum potential amount of future payments to be made under these guarantees, if any, as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords against third-party claims for the use of real estate property leased by us, we maintain insurance coverage that mitigates any potential payments to be made.

CRITICAL ACCOUNTING POLICIES

In presenting our financial statements in conformity with GAAP, we are required to make estimates and assumptions that affect the amounts reported therein. Several of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. However, events that are outside of our control cannot be predicted and, as such, they cannot be contemplated in evaluating such estimates and assumptions. If there is a significant unfavorable change to current conditions, it could have a material adverse effect on our business, financial position, results of operations and cash flows. We believe that the estimates and assumptions we used when preparing our financial statements were the most appropriate at that time. Presented below are those accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.

Mortgage Servicing Rights

An MSR is the right to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering our mortgage loan servicing portfolio. The fair value of the MSRs is estimated based upon projections of expected future cash flows considering prepayment estimates (developed using a model described below), our historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. We incorporate a probability weighted option adjusted spread ("OAS") model to generate and discount cash flows for the MSR valuation. The OAS model generates numerous interest rate paths, then calculates the MSR cash flow at each monthly point for each interest rate path and discounts those cash flows back to the current period. The MSR value is determined by averaging the discounted cash flows from each of the interest rate paths. The interest rate paths are generated with a random distribution centered around implied forward interest rates, which are determined from the interest rate yield curve at any given point of time. As of December 31, 2007, the implied forward interest rates project an increase of approximately 19 bps in the yield of the 10-year Treasury over the next 12 months. Changes in the yield curve will result in changes to the forward rates implied from that yield curve.

A key assumption in our estimate of the fair value of the MSRs is forecasted prepayments. We use a third-party model to forecast prepayment rates at each monthly point for each interest rate path in the OAS model. The model to forecast prepayment rates used in the development of expected future cash flows is based on historical observations of prepayment behavior in similar periods, comparing current mortgage interest rates to the mortgage interest rates in our servicing portfolio, and incorporates loan characteristics (e.g., loan type and note rate) and factors such as recent prepayment experience, previous refinance opportunities and estimated levels of home equity.

After the adoption of SFAS No. 156, MSRs are recorded at fair value. Prior to the adoption of SFAS No. 156, to the extent that fair value was less than carrying value at the individual strata level (which was based upon product type and interest rates of the underlying mortgage loans), we would consider the portfolio to have been impaired and recorded a related charge. Reductions in interest rates different than those used in our models could have caused us to use different assumptions in the MSR valuation, which could result in a decrease in the estimated fair value of our MSRs. To mitigate this risk, we use derivatives that generally increase in value as interest rates decline and decrease in value as interest rates rise. Additionally, as interest rates decrease, we have historically experienced increased production revenue resulting from a higher level of refinancing activity, which over time has historically mitigated the impact on earnings of the decline in our MSRs (the natural business hedge).

Changes in the estimated fair value of the MSRs based upon variations in the assumptions (e.g., future interest rate levels, implied volatility, prepayment speeds) cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. Changes in one assumption may result in changes to another, which may magnify or counteract the fair value sensitivity analysis and would make such an analysis not meaningful. Additionally, further declines in interest rates due to a weakening economy and geopolitical risks, which result in an increase in refinancing activity or changes in assumptions, could adversely impact the valuation. The fair value of our MSRs was approximately $1.5 billion as of December 31, 2007 and the total portfolio associated with our capitalized MSRs approximated $126.5 billion as of December 31, 2007 (see Note 7, "Mortgage Servicing Rights" in the Notes to Consolidated Financial Statements included in this Form 10-K for the effect of any changes to the value of this asset during 2007, 2006 and 2005). The effects of certain adverse potential changes in the estimated fair value of our MSRs are detailed in Note 9, "Mortgage Loan Securitizations" in the Notes to Consolidated Financial Statements included in this Form 10-K.

Financial Instruments

We estimate fair values for each of our financial instruments, including derivative instruments. Most of these financial instruments are not publicly traded on an organized exchange. In the absence of quoted market prices, we must develop an estimate of fair value using dealer quotes, present value cash flow models, option-pricing models or other conventional valuation methods, as appropriate. The use of these fair value techniques involves significant judgments and assumptions, including estimates of future interest rate levels based on interest rate yield curves, prepayment and volatility factors and an estimation of the timing of future cash flows. The use of different assumptions may have a material effect on the estimated fair value amounts recorded in our financial statements. See Note 21, "Fair Value of Financial Instruments" in the Notes to Consolidated Financial Statements included in this Form 10-K. In addition, hedge accounting requires that, at the beginning of each hedge period, we justify an expectation that the relationship between the changes in the fair value of derivatives designated as hedges compared to the changes in the fair value of the underlying hedged items will be highly effective. This effectiveness assessment involves an estimation of changes in the fair value resulting from changes in interest rates and corresponding changes in prepayment levels, as well as the probability of the occurrence of transactions for cash flow hedges. The use of different assumptions and changing market conditions may impact the results of the effectiveness assessment and ultimately the timing of when changes in derivative fair values and the underlying hedged items are recorded in earnings. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for a sensitivity analysis based on hypothetical changes in interest rates.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), we assess the carrying value of our Goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. We assess Goodwill for such impairment by comparing the carrying value of our reporting units to their fair value. Due to the integration and reorganization of the operations of First Fleet into our other fleet management services operations during the third quarter of 2006, we changed our reporting unit structure to aggregate all fleet management services operations into one reporting unit. Prior to this change, our reporting units were First Fleet, the Fleet Management Services segment excluding First Fleet, PHH Home Loans, the Mortgage Production segment excluding PHH Home Loans and the Mortgage Servicing segment. When determining the fair value of our reporting units, we utilize discounted cash flows and incorporate assumptions that we believe marketplace participants would utilize. When available and as appropriate, we use comparative market multiples and other factors to corroborate the discounted cash flow results. The aggregate carrying value of our Goodwill was $86 million at December 31, 2007. See Note 5, "Goodwill and Other Intangible Assets" in the Notes to Consolidated Financial Statements included in this Form 10-K.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of the temporary differences between the book and tax basis of recorded assets and liabilities. We make estimates and judgments with regard to the calculation of certain tax assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by valuation allowances if it is more likely than not that some portion of the deferred tax asset will not be realized. We assess the likelihood that the benefits of a deferred tax asset will be realized by considering historical and projected taxable income and income tax planning strategies. Should a change in circumstances lead to a change in our judgments about the realization of deferred tax assets in future years, we adjust the valuation allowances in the period that the change in circumstances occurs, along with a charge or credit to income tax expense. Significant changes to our estimates and assumptions may result in an increase or decrease to our tax expense in a subsequent period. As of December 31, 2007 and 2006, we had valuation allowances of $69 million and $63 million, respectively, which primarily represent state net operating loss carryforwards that we believe will more likely than not go unutilized.

We adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") effective January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken in a tax return. We must presume the income tax position will be examined by the relevant tax authority and determine whether it is more likely than not that the income tax position will be sustained upon examination, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. An income tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of the benefit to recognize in the financial statements. We are required to record a liability for unrecognized income tax benefits for the amount of the benefit included in our previously filed income tax returns and in our financial results expected to be included in income tax returns to be filed for periods through the date of our Consolidated Financial Statements for income tax positions for which it is more likely than not that a tax position will not be sustained upon examination by the respective taxing authority. Prior to the adoption of FIN 48, we recorded liabilities for income tax contingencies when it was probable that a liability to a taxing authority had been incurred and the amount of the contingency could be reasonably estimated.

Liabilities for income tax contingencies are reviewed periodically and are adjusted as events occur that affect our estimates, such as the availability of new information, the lapsing of applicable statutes of limitations, the conclusion of tax audits, the measurement of additional estimated liabilities based on current calculations (including interest and/or penalties), the identification of new income tax contingencies, the release of administrative tax guidance affecting our estimates of income tax liabilities or the rendering of relevant court decisions.

To the extent we prevail in matters for which income tax contingency liabilities have been established or are required to pay amounts in excess of our income tax contingency liabilities, our effective income tax rate in a given financial statement period could be materially affected. An unfavorable income tax settlement would require the use of our cash and may result in an increase in our effective income tax rate in the period of resolution if the settlement is in excess of our income tax contingency liabilities. An income tax settlement for an amount lower than our income tax contingency liabilities would be recognized as a reduction in our income tax expense in the period of resolution and would result in a decrease in our effective income tax rate. Liabilities for income tax contingencies, including accrued interest and penalties, were $22 million and $27 million as of December 31, 2007 and 2006, respectively, and are reflected in Other liabilities in the accompanying Consolidated Balance Sheets.

See Note 1, "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements included in this Form 10-K for more information regarding the adoption of FIN 48.

Recently Issued Accounting Pronouncements

For detailed information regarding recently issued accounting pronouncements and the expected impact on our financial statements, see Note 1, "Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements included in this Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our principal market exposure is to interest rate risk, specifically long-term Treasury and mortgage interest rates due to their impact on mortgage-related assets and commitments. We also have exposure to LIBOR and commercial paper interest rates due to their impact on variable-rate borrowings, other interest rate sensitive liabilities and net investment in variable-rate lease assets. We anticipate that such interest rates will remain our primary benchmark for market risk for the foreseeable future.

Interest Rate Risk

Mortgage Servicing Rights

Our MSRs are subject to substantial interest rate risk as the mortgage notes underlying the MSRs permit the borrowers to prepay the loans. Therefore, the value of the MSRs tends to diminish in periods of declining interest rates (as prepayments increase) and increase in periods of rising interest rates (as prepayments decrease). We use a combination of derivative instruments to offset potential adverse changes in the fair value of our MSRs that could affect reported earnings.

Other Mortgage-Related Assets

Our other mortgage-related assets are subject to interest rate and price risk created by (i) our commitments to fund mortgages to borrowers who have applied for loan funding and (ii) loans held in inventory awaiting sale into the secondary market (which are presented as Mortgage loans held for sale, net in the accompanying Consolidated Balance Sheets). We use forward delivery commitments to economically hedge our commitments to fund mortgages. Interest rate and price risk related to MLHS are hedged with mortgage forward delivery commitments. These forward delivery commitments fix the forward sales price that will be realized in the secondary market and thereby reduce the interest rate and price risk to us.

Indebtedness

The debt used to finance much of our operations is also exposed to interest rate fluctuations. We use various hedging strategies and derivative financial instruments to create a desired mix of fixed- and variable-rate assets and liabilities. Derivative instruments used in these hedging strategies include swaps, interest rate caps and instruments with purchased option features.

Consumer Credit Risk

Loan Servicing Portfolio

Conforming conventional loans serviced by us are securitized through Fannie Mae or Freddie Mac programs. Such servicing is performed on a non-recourse basis, whereby foreclosure losses are generally the responsibility of Fannie Mae or Freddie Mac. The government loans serviced by us are generally securitized through Ginnie Mae programs. These government loans are either insured against loss by the Federal Housing Administration or partially guaranteed against loss by the Department of Veterans Affairs. Additionally, jumbo mortgage loans are serviced for various investors on a non-recourse basis.

While the majority of the mortgage loans serviced by us were sold without recourse, we have a program in which we provide credit enhancement for a limited period of time to the purchasers of mortgage loans by retaining a portion of the credit risk. The retained credit risk, which represents the unpaid principal balance of the loans, was $2.4 billion as of December 31, 2007. In addition, the outstanding balance of loans sold with recourse by us was $485 million as of December 31, 2007.

We also provide representations and warranties to purchasers and insurers of the loans sold. In the event of a breach of these representations and warranties, we may be required to repurchase a mortgage loan or indemnify the purchaser, and any subsequent loss on the mortgage loan may be borne by us. If there is no breach of a representation and warranty provision, we have no obligation to repurchase the loan or indemnify the investor against loss. Our owned servicing portfolio represents the maximum potential exposure related to representations and warranty provisions.

As of December 31, 2007, we had a liability of $36 million, included in Other liabilities in the accompanying Consolidated Balance Sheet, for probable losses related to our loan servicing portfolio.

Mortgage Loans Held for Sale

MLHS are recorded in the accompanying Consolidated Balance Sheets at the lower of cost or market value, which is computed by the aggregate method, net of deferred loan origination fees and costs. The market value is estimated using quoted market prices for securities backed by similar types of loans and current dealer commitments to purchase loans. Since the market value of MLHS considers consumer credit risk, we do not record a separate allowance for loan loss.

Mortgage Loans in Foreclosure

Mortgage loans in foreclosure represent the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances made by us on those loans. These amounts are recorded net of an allowance for probable losses on such mortgage loans and related advances. As of December 31, 2007, mortgage loans in foreclosure were $78 million, net of an allowance for probable losses of $10 million, and were included in Other assets in the accompanying Consolidated Balance Sheet.

Real Estate Owned

Real estate owned, which are acquired from mortgagors in default, are recorded at the lower of the adjusted carrying amount at the time the property is acquired or fair value. Fair value is determined based upon the estimated net realizable value of the underlying collateral less the estimated costs to sell. As of December 31, 2007, real estate owned were $39 million, net of an $11 million adjustment to record these amounts at their estimated net realizable value, and were included in Other assets in the accompanying Consolidated Balance Sheet.

Mortgage Reinsurance

Through our wholly owned mortgage reinsurance subsidiary, Atrium, we have entered into contracts with several primary mortgage insurance companies to provide mortgage reinsurance on certain mortgage loans. Through these contracts, we are exposed to losses on mortgage loans pooled by year of origination. Loss rates on these pools are determined based on the unpaid principal balance of the underlying loans. We indemnify the primary mortgage insurers for loss rates that fall between a stated minimum and maximum. In return for absorbing this loss exposure, we are contractually entitled to a portion of the insurance premium from the primary mortgage insurers. We are required to hold securities in trust related to this potential obligation, which were included in Restricted cash in the accompanying Consolidated Balance Sheet as of December 31, 2007. As of December 31, 2007, a liability of $32 million was included in Other liabilities in the accompanying Consolidated Balance Sheet for estimated losses associated with our mortgage reinsurance activities.

The following table summarizes certain information regarding mortgage loans that are subject to reinsurance by year of origination:

	Year of Origination					
	2003 and Prior	2004	2005	2006	2007	Total
	(Dollars in millions)					
Unpaid principal balance[1]	$3,514	$1,639	$1,563	$1,399	$1,920	$10,035
Maximum potential exposure to reinsurance losses[1]	$ 409	$ 105	$ 65	$ 40	$ 46	$ 665
Average FICO score[2]	707	697	698	696	697	701
Delinquencies[2][3]	3.46%	3.36%	3.93%	3.82%	1.17%	3.32%
Foreclosures/real estate owned/bankruptcies[2]	1.81%	1.93%	2.11%	1.76%	0.06%	1.68%

(1) As of December 31, 2007.

(2) Calculated based on September 30, 2007 data.

(3) Represents delinquent mortgage loans subject to reinsurance as a percentage of the total unpaid principal balance.

See Note 17, "Commitments and Contingencies" in the Notes to Consolidated Financial Statements included in this Form 10-K.

Commercial Credit Risk

We are exposed to commercial credit risk for our clients under the lease and service agreements for PHH Arval. We manage such risk through an evaluation of the financial position and creditworthiness of the client, which is performed on at least an annual basis. The lease agreements allow PHH Arval to refuse any additional orders; however, PHH Arval would remain obligated for all units under contract at that time. The service agreements can generally be terminated upon 30 days written notice. PHH Arval had no significant client concentrations as no client represented more than 5% of the Net revenues of the business during the year ended December 31, 2007. PHH Arval's historical net credit losses as a percentage of the ending balance of Net investment in fleet leases have not exceeded 0.03% in any of the last three fiscal years.

Counterparty Credit Risk

We are exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements and sales transactions. We manage such risk by evaluating the financial position and creditworthiness of such counterparties and/or requiring collateral, typically cash, in instances in which financing is provided. We mitigate counterparty credit risk associated with our derivative contracts by monitoring the amount for which we are at risk with each counterparty to such contracts, requiring collateral posting, typically cash, above established credit limits, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing the risk among multiple counterparties.

As of December 31, 2007, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties. Concentrations of credit risk associated with receivables are considered minimal due to our diverse customer base. With the exception of the financing provided to customers of our mortgage business, we do not normally require collateral or other security to support credit sales.

Sensitivity Analysis

We assess our market risk based on changes in interest rates utilizing a sensitivity analysis. The sensitivity analysis measures the potential impact on fair values based on hypothetical changes (increases and decreases) in interest rates.

We use a duration-based model in determining the impact of interest rate shifts on our debt portfolio, certain other interest-bearing liabilities and interest rate derivatives portfolios. The primary assumption used in these models is that an increase or decrease in the benchmark interest rate produces a parallel shift in the yield curve across all maturities.

We utilize a probability weighted OAS model to determine the fair value of MSRs and the impact of parallel interest rate shifts on MSRs. The primary assumptions in this model are prepayment speeds, OAS (discount rate) and implied volatility. However, this analysis ignores the impact of interest rate changes on certain material variables, such as the benefit or detriment on the value of future loan originations and non-parallel shifts in the spread relationships between MBS, swaps and Treasury rates. For mortgage loans, IRLCs, forward delivery commitments and options, we rely on market sources in determining the impact of interest rate shifts. In addition, for IRLCs, the borrower's propensity to close their mortgage loans under the commitment is used as a primary assumption.

Our total market risk is influenced by a wide variety of factors including market volatility and the liquidity of the markets. There are certain limitations inherent in the sensitivity analysis presented, including the necessity to conduct the analysis based on a single point in time and the inability to include the complex market reactions that normally would arise from the market shifts modeled.

We used December 31, 2007 market rates on our instruments to perform the sensitivity analysis. The estimates are based on the market risk sensitive portfolios described in the preceding paragraphs and assume instantaneous, parallel shifts in interest rate yield curves.

The following table summarizes the estimated change in the fair value of our assets and liabilities sensitive to interest rates as of December 31, 2007 given hypothetical instantaneous parallel shifts in the yield curve:

	Change in Fair Value					
	Down 100 bps	Down 50 bps	Down 25 bps	Up 25 bps	Up 50 bps	Up 100 bps
	(In millions)					
Mortgage assets:						
Mortgage loans held for sale, net	$ 18	$ 12	$ 7	$ (10)	$ (21)	$ (47)
Interest rate lock commitments	12	10	7	(11)	(24)	(61)
Forward loan sale commitments	(39)	(26)	(15)	20	43	96
Total Mortgage loans held for sale, net, interest rate lock commitments and related derivatives	(9)	(4)	(1)	(1)	(2)	(12)
Mortgage servicing rights	(459)	(234)	(116)	108	203	354
Mortgage servicing rights derivatives	284	155	78	(89)	(174)	(316)
Total Mortgage servicing rights and related derivatives	(175)	(79)	(38)	19	29	38
Mortgage-backed securities	(1)	—	—	—	—	1
Total mortgage assets	(185)	(83)	(39)	18	27	27
Total vehicle assets	20	10	5	(5)	(10)	(19)
Total liabilities	(5)	(3)	(1)	2	3	5
Total, net	$ (170)	$ (76)	$ (35)	$ 15	$ 20	$ 13

Item 8. ***Financial Statements and Supplementary Data***

Index to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PHH Corporation:

We have audited the accompanying consolidated balance sheets of PHH Corporation and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in Items 8 and 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PHH Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Philadelphia, PA
February 29, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PHH Corporation:

We have audited the internal control over financial reporting of PHH Corporation and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2007 of the Company and our report dated February 29, 2008 expressed an unqualified opinion on those financial statements and financial statement schedules.

/s/ Deloitte & Touche LLP

Philadelphia, PA
February 29, 2008

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	Year Ended December 31,		
	2007	2006	2005
Revenues			
Mortgage fees	$ 127	$ 129	$ 185
Fleet management fees	164	158	150
Net fee income	291	287	335
Fleet lease income	1,598	1,587	1,468
Gain on sale of mortgage loans, net	94	198	300
Mortgage interest income	351	363	302
Mortgage interest expense	(267)	(270)	(209)
Mortgage net finance income	84	93	93
Loan servicing income	489	515	479
Amortization and recovery of impairment of mortgage servicing rights	—	—	(217)
Change in fair value of mortgage servicing rights	(509)	(334)	—
Net derivative gain (loss) related to mortgage servicing rights	96	(145)	(82)
Amortization and valuation adjustments related to mortgage servicing rights, net	(413)	(479)	(299)
Net loan servicing income	76	36	180
Other income	97	87	95
Net revenues	2,240	2,288	2,471
Expenses			
Salaries and related expenses	326	336	389
Occupancy and other office expenses	77	78	78
Depreciation on operating leases	1,264	1,228	1,180
Fleet interest expense	213	195	139
Other depreciation and amortization	29	36	40
Other operating expenses	376	419	445
Spin-Off related expenses	—	—	41
Total expenses	2,285	2,292	2,312
(Loss) income from continuing operations before income taxes and minority interest	(45)	(4)	159
(Benefit from) provision for income taxes	(34)	10	87
(Loss) income from continuing operations before minority interest	(11)	(14)	72
Minority interest in income (loss) of consolidated entities, net of income taxes of $(1), $(1) and $1	1	2	(1)
(Loss) income from continuing operations	(12)	(16)	73
Loss from discontinued operations, net of income taxes of $0	—	—	(1)
Net (loss) income	$ (12)	$ (16)	$ 72
Basic (loss) earnings per share:			
(Loss) income from continuing operations	$ (0.23)	$ (0.29)	$ 1.38
Loss from discontinued operations	—	—	(0.02)
Net (loss) income	$ (0.23)	$ (0.29)	$ 1.36
Diluted (loss) earnings per share:			
(Loss) income from continuing operations	$ (0.23)	$ (0.29)	$ 1.36
Loss from discontinued operations	—	—	(0.02)
Net (loss) income	$ (0.23)	$ (0.29)	$ 1.34

See Notes to Consolidated Financial Statements.

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31, 2007	December 31, 2006
ASSETS		
Cash and cash equivalents	$ 149	$ 123
Restricted cash	579	559
Mortgage loans held for sale, net	1,564	2,936
Accounts receivable, net of allowance for doubtful accounts of $6 and $3	686	462
Net investment in fleet leases	4,224	4,147
Mortgage servicing rights	1,502	1,971
Investment securities	34	35
Property, plant and equipment, net	61	64
Goodwill	86	86
Other assets	472	377
Total assets	$ 9,357	$ 10,760
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$ 533	$ 494
Debt	6,279	7,647
Deferred income taxes	697	766
Other liabilities	287	307
Total liabilities	7,796	9,214
Commitments and contingencies (Note 17)	—	—
Minority interest	32	31
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value; 10,000,000 shares authorized; none issued or outstanding at December 31, 2007 and 2006	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 54,078,637 shares issued and outstanding at December 31, 2007; 53,506,822 shares issued and outstanding at December 31, 2006	1	1
Additional paid-in capital	972	961
Retained earnings	527	540
Accumulated other comprehensive income	29	13
Total stockholders' equity	1,529	1,515
Total liabilities and stockholders' equity	$ 9,357	$ 10,760

See Notes to Consolidated Financial Statements.

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(In millions, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Deferred Compensation	Total Stockholders' Equity
	Shares	Amount					
Balance at December 31, 2004	1,000	$ —	$ 830	$ 1,102	$ (11)	$ —	$ 1,921
Comprehensive income:							
Net income	—	—	—	72	—	—	
Currency translation adjustment	—	—	—	—	2	—	
Unrealized gains on available-for-sale securities, net of income taxes of $1	—	—	—	—	1	—	
Minimum pension liability adjustment, net of income taxes of $(3)	—	—	—	—	(4)	—	
Total comprehensive income							71
Stock split, 52,684-for-1, effected January 28, 2005 related to the Spin-Off	52,683,398	1	(1)	—	—	—	—
Distributions of assets and liabilities to Cendant related to the Spin-Off	—	—	—	(617)	24	—	(593)
Cash contribution from Cendant	—	—	100	—	—	—	100
Stock option expense related to Spin-Off	—	—	4	—	—	—	4
Deferred compensation from Cendant in connection with the Spin-Off	—	—	27	—	—	(27)	—
Stock compensation expense	—	—	1	—	—	7	8
Stock options exercised, including excess tax benefit of $(2)	797,964	—	17	—	—	—	17
Restricted stock award vesting, net of excess tax benefit of $(1)	182,565	—	(1)	—	—	—	(1)
Restricted stock award grants, net of forfeitures	—	—	11	—	—	(11)	—
Purchases of Common stock	(256,199)	—	(5)	(1)	—	—	(6)
Balance at December 31, 2005	53,408,728	1	983	556	12	(31)	1,521
Effect of adoption of SFAS No. 123(R)	—	—	(31)	—	—	31	—
Comprehensive loss:							
Net loss	—	—	—	(16)	—	—	
Currency translation adjustment	—	—	—	—	(1)	—	
Minimum pension liability adjustment, net of income taxes of $1	—	—	—	—	2	—	
Total comprehensive loss							(15)
Stock compensation expense	—	—	9	—	—	—	9
Stock options exercised, including excess tax benefit of $0	65,520	—	1	—	—	—	1
Restricted stock award vesting, net of excess tax benefit of $0	32,574	—	(1)	—	—	—	(1)
Balance at December 31, 2006	53,506,822	$ 1	$ 961	$ 540	$ 13	$ —	$ 1,515

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY — (Continued)
(In millions, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Deferred Compensation	Total Stockholders' Equity
	Shares	Amount					
Balance at December 31, 2006 (continued from previous page)	53,506,822	$ 1	$ 961	$ 540	$ 13	$ —	$ 1,515
Effect of adoption of FIN 48	—	—	—	(1)	—	—	(1)
Comprehensive income:							
Net loss	—	—	—	(12)	—	—	
Currency translation adjustment	—	—	—	—	17	—	
Unrealized losses on available-for-sale securities, net of income taxes of $(2)	—	—	—	—	(3)	—	
Reclassification of realized holding gains on sales of available-for-sale securities, net of income taxes of $1	—	—	—	—	1	—	
Change in unfunded pension liability, net of income taxes of $1	—	—	—	—	1	—	
Total comprehensive income							4
Stock compensation expense	—	—	6	—	—	—	6
Stock options exercised, including excess tax benefit of $(1)	323,186	—	7	—	—	—	7
Restricted stock award vesting, net of excess tax benefit of $(1)	248,629	—	(2)	—	—	—	(2)
Balance at December 31, 2007	54,078,637	$ 1	$ 972	$ 527	$ 29	$ —	$ 1,529

See Notes to Consolidated Financial Statements.

2007 Annual Report

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2007	2006	2005
Cash flows from operating activities of continuing operations:			
Net (loss) income	$ (12)	$ (16)	$ 72
Adjustment for discontinued operations	—	—	1
(Loss) income from continuing operations	(12)	(16)	73
Adjustments to reconcile (Loss) income from continuing operations to net cash provided by operating activities of continuing operations:			
Stock option expense related to the Spin-Off	—	—	4
Capitalization of originated mortgage servicing rights	(433)	(411)	(425)
Amortization and recovery of impairment of mortgage servicing rights	—	—	217
Net unrealized loss on mortgage servicing rights and related derivatives	413	479	82
Vehicle depreciation	1,264	1,228	1,180
Other depreciation and amortization	29	36	40
Origination of mortgage loans held for sale	(29,320)	(33,388)	(37,737)
Proceeds on sale of and payments from mortgage loans held for sale	30,643	32,843	37,341
Other adjustments and changes in other assets and liabilities, net	79	(23)	(44)
Net cash provided by operating activities of continuing operations	2,663	748	731
Cash flows from investing activities of continuing operations:			
Investment in vehicles	(2,255)	(2,539)	(2,518)
Proceeds on sale of investment vehicles	869	1,135	1,095
Purchase of mortgage servicing rights	(40)	(16)	(97)
Proceeds on sale of mortgage servicing rights	235	21	—
Cash paid on derivatives related to mortgage servicing rights	(252)	(178)	(294)
Net settlement proceeds from derivatives related to mortgage servicing rights	280	77	228
Purchases of property, plant and equipment	(23)	(26)	(20)
Net assets acquired, net of cash acquired of $0, $0 and $0, and acquisition-related payments	—	(2)	(7)
(Increase) decrease in Restricted cash	(20)	(62)	358
Other, net	—	16	9
Net cash used in investing activities of continuing operations	(1,206)	(1,574)	(1,246)
Cash flows from financing activities of continuing operations:			
Net (decrease) increase in short-term borrowings	(992)	384	533
Proceeds from borrowings	23,684	23,184	9,207
Principal payments on borrowings	(24,108)	(22,707)	(9,516)
Issuances of Company Common stock	6	1	15
Purchases of Company Common stock	—	—	(6)
Capital contribution from Cendant	—	—	100
Other, net	(22)	(21)	32
Net cash (used in) provided by financing activities of continuing operations	$ (1,432)	$ 841	$ 365

PHH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In millions)

	Year Ended December 31,		
	2007	2006	2005
Effect of changes in exchange rates on Cash and cash equivalents of continuing operations	$ 1	$ 1	$ —
Cash provided by (used in) discontinued operations:			
Operating activities	—	—	184
Investing activities	—	—	(30)
Financing activities	—	—	(242)
Net cash used in discontinued operations	—	—	(88)
Net increase (decrease) in Cash and cash equivalents	26	16	(238)
Cash and cash equivalents at beginning of period:			
Continuing operations	123	107	257
Discontinued operations	—	—	88
Total Cash and cash equivalents at beginning of period	123	107	345
Cash and cash equivalents at end of period:			
Continuing operations	149	123	107
Discontinued operations	—	—	—
Total Cash and cash equivalents at end of period	$ 149	$ 123	$ 107
Supplemental Disclosure of Cash Flows Information:			
Interest payments[1]	$ 487	$ 463	$ 344
Income tax (refunds) payments, net	(13)	12	84

(1) Excludes a $44 million make-whole payment made during the year ended December 31, 2005 that is discussed further in Note 3, "Spin-Off from Cendant."

See Notes to Consolidated Financial Statements.

2007 Annual Report

1. Summary of Significant Accounting Policies

Basis of Presentation

PHH Corporation and subsidiaries ("PHH" or the "Company") is a leading outsource provider of mortgage and fleet management services operating in the following business segments:

- **Mortgage Production** — provides mortgage loan origination services and sells mortgage loans.
- **Mortgage Servicing** — provides servicing activities for originated and purchased loans.
- **Fleet Management Services** — provides commercial fleet management services.

For periods presented in these Consolidated Financial Statements prior to February 1, 2005, PHH was a wholly owned subsidiary of Cendant Corporation that provided homeowners with mortgages, serviced mortgage loans, facilitated employee relocations and provided vehicle fleet management and fuel card services to commercial clients. During 2006, Cendant Corporation changed its name to Avis Budget Group, Inc.; however, within these Notes to Consolidated Financial Statements, PHH's former parent company, now known as Avis Budget Group, Inc. (NYSE: CAR) is referred to as "Cendant." On February 1, 2005, PHH began operating as an independent, publicly traded company pursuant to a spin-off from Cendant (the "Spin-Off"). During 2005, prior to the Spin-Off, PHH underwent an internal reorganization whereby it distributed its former relocation and fuel card businesses to Cendant, and Cendant contributed its former appraisal business, Speedy Title & Appraisal Review Services LLC ("STARS"), to PHH.

The Consolidated Financial Statements include the accounts and transactions of PHH and its subsidiaries, as well as entities in which the Company directly or indirectly has a controlling interest and variable interest entities of which the Company is the primary beneficiary. PHH Home Loans, LLC and its subsidiaries (collectively, "PHH Home Loans" or the "Mortgage Venture") are consolidated within PHH's Consolidated Financial Statements, and Realogy Corporation's ownership interest is presented as Minority interest in the Consolidated Balance Sheets and Minority interest in income (loss) of consolidated entities, net of income taxes in the Consolidated Statements of Operations. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141"), Cendant's contribution of STARS to PHH was accounted for as a transfer of net assets between entities under common control. Accordingly, the financial position and results of operations for STARS are included in the Consolidated Financial Statements in continuing operations for all periods presented. Pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), the financial position and results of operations of the Company's former relocation and fuel card businesses have been segregated and reported as discontinued operations for all periods presented (see Note 24, "Discontinued Operations" for more information).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include, but are not limited to, those related to the valuation of mortgage servicing rights ("MSRs"), financial instruments and goodwill and the determination of certain income tax assets and liabilities and associated valuation allowances. Actual results could differ from those estimates.

During the preparation of the Condensed Consolidated Financial Statements as of and for the three months ended March 31, 2006, the Company identified and corrected errors related to prior periods. The effect of correcting these errors on the Consolidated Statement of Operations for the year ended December 31, 2006 was to reduce Net loss by $3 million (net of income taxes of $2 million). The corrections included an adjustment for franchise tax accruals previously recorded during the years ended December 31, 2002 and 2003 and certain other miscellaneous adjustments related to the year ended December 31, 2005. The Company evaluated the impact of the adjustments and determined that they were not material, individually or in the aggregate to any of the years affected, specifically the years ended December 31, 2006, 2005, 2003 or 2002.

Recent Market Events

The aggregate demand for mortgage loans in the United States (the "U.S.") is a primary driver of the Mortgage Production and Mortgage Servicing segments' operating results. During the second half of the year ended December 31, 2007, developments in the market for many types of mortgage loans drove down the demand for these loans. In addition, there has also been a reduced demand for certain mortgage products and mortgage-backed securities in the secondary market, which has reduced liquidity for these assets.

Adverse conditions in the U.S. housing market, disruptions in the credit markets and corrections in certain asset-backed security market segments resulted in substantial valuation reductions during 2007, most significantly on mortgage backed securities. Market credit spreads have recently gone from historically tight to historically wide levels. The asset-backed securities market in general has experienced significant disruptions and deterioration, the effects of which have not been limited to mortgage-backed securities. As a result of the deterioration in the asset-backed securities market, the costs associated with asset-backed commercial paper issued by the multi-seller conduits, which fund the Chesapeake Funding LLC ("Chesapeake") Series 2006-1 and Series 2006-2 notes, in particular, were negatively impacted beginning in the third quarter of 2007.

Management has considered the effects of these market developments in the preparation of the Consolidated Financial Statements.

Changes In Accounting Policies

Accounting for Hybrid Instruments. In February 2006, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS No. 155"). SFAS No. 155 permits an entity to elect fair value measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would have required bifurcation, clarifies which interest-only and principal-only strips are not subject to the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 was effective January 1, 2007. The adoption of SFAS No. 155 did not impact the Company's Consolidated Financial Statements.

Uncertainty in Income Taxes. In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken in a tax return. The Company must presume the income tax position will be examined by the relevant tax authority and determine whether it is more likely than not that the income tax position will be sustained upon examination, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. An income tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of the benefit to recognize in the financial statements. The Company is required to record a liability for unrecognized income tax benefits for the amount of the benefit included in its previously filed income tax returns and in its financial results expected to be included in income tax returns to be filed for periods through the date of its Consolidated Financial Statements for income tax positions for which it is more likely than not that a tax position will not be sustained upon examination by the respective taxing authority. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective January 1, 2007. The cumulative effect of applying the provisions of FIN 48 represented a change in accounting principle and was recorded as an adjustment to the opening balance of Retained earnings.

The Company adopted the provisions of FIN 48 effective January 1, 2007. As a result of the implementation of FIN 48, the Company recorded a $1 million increase in its liability for unrecognized income tax benefits, a

$26 million increase to its deferred income tax assets and a $26 million increase to its valuation allowance against those deferred income tax assets, resulting in a $1 million net decrease in Retained earnings as of January 1, 2007. The activity in the Company's liability for unrecognized income tax benefits (including the liability for potential payment of interest and penalties) consisted of:

	Year Ended December 31, 2007
	(In millions)
Balance, beginning of period	$ 27
Effect of adoption of FIN 48	1
Current year activity related to tax positions taken during prior years	(6)
Balance, end of period	$ 22

All of the Company's unrecognized income tax benefits, both as of January 1, 2007, after the adoption of FIN 48, and as of December 31, 2007, would impact the Company's effective income tax rate if these unrecognized income tax benefits were recognized or if valuation allowances are reduced if the Company determines that it is more likely than not that all or a portion of the deferred income tax assets will be realized.

It is expected that the amount of unrecognized income tax benefits will change in the next twelve months primarily due to activity in future reporting periods related to income tax positions taken during prior years. This change may be material. However, the Company is unable to project the impact of these unrecognized income tax benefits on its results of operations or financial position for future reporting periods due to the volatility of market and other factors.

The Company recognizes interest and penalties related to unrecognized income tax benefits in the (Benefit from) provision for income taxes in the Consolidated Statements of Operations, which is consistent with the recognition of these items in prior reporting periods. As of December 31, 2007 and 2006, the Company's estimated liability for the potential payment of interest and penalties was $3 million and $1 million, respectively, which was included in the liability for unrecognized income tax benefits. The amount of interest and penalties included in the (Benefit from) provision for income taxes in the Consolidated Statements of Operations for the years ended December 31, 2007 and 2006 was $2 million and $1 million, respectively. There were no interest and penalties included in the Provision for income taxes in the Consolidated Statement of Operations for the year ended December 31, 2005.

The Company became a consolidated income tax filer with the Internal Revenue Service (the "IRS") and certain state jurisdictions subsequent to the Spin-Off. All federal and certain state income tax filings prior thereto were part of Cendant's consolidated income tax filing group and the Company is indemnified subject to the Amended Tax Sharing Agreement (as defined and discussed in Note 17, "Commitments and Contingencies"). All periods subsequent to the Spin-Off are subject to examination by the IRS and state jurisdictions. In addition to filing federal income tax returns, the Company files income tax returns in numerous states and Canada. As of December 31, 2007, the Company's foreign and state income tax filings were subject to examination for periods including and subsequent to 2002, dependent upon jurisdiction.

Share-Based Payments. In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which eliminates the alternative to measure stock-based compensation awards using the intrinsic value approach permitted by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Prior to the Spin-Off and since Cendant's adoption on January 1, 2003 of the fair value method of accounting for stock-based compensation provisions of SFAS No. 123 and the transitional provisions of SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure", the Company was allocated compensation expense upon Cendant's issuance of stock-based awards to the Company's employees. As a result, the Company has been recording stock-based compensation expense since January 1, 2003 for employee stock awards that were granted or modified subsequent to December 31, 2002.

On March 29, 2005, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 summarizes the views of the staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. Effective April 21, 2005, the SEC issued an amendment to Rule 4-01(a) of Regulation S-X amending the effective date for compliance with SFAS No. 123(R) so that each registrant that is not a small business issuer will be required to prepare financial statements in accordance with SFAS No. 123(R) beginning with the first interim or annual reporting period of the registrant's first fiscal year beginning on or after June 15, 2005.

The Company adopted SFAS No. 123(R) effective January 1, 2006 using the modified prospective application method. The modified prospective application method applies to new awards and to awards modified, repurchased or cancelled after the effective date. Compensation cost for the portion of outstanding awards of stock-based compensation for which the requisite service has not been rendered as of the effective date of SFAS No. 123(R) is recognized as the requisite service is rendered based on their grant-date fair value under SFAS No. 123. Compensation cost for stock-based awards granted after the effective date will be based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

The Company previously recognized the effect of forfeitures on compensation expense in the period that the forfeitures occurred. SFAS No. 123(R) requires the accrual of compensation cost based on the estimated number of instruments for which the requisite service is expected to be rendered. In addition, the Company previously presented tax benefits in excess of the value recognized for financial reporting purposes related to equity instruments issued under stock-based payment arrangements as cash flows from operating activities in the Consolidated Statements of Cash Flows. SFAS No. 123(R) requires the cash flows from these excess tax benefits to be classified as cash inflows from financing activities.

The Company previously reported the entire fair value of its restricted stock unit ("RSU") awards within Stockholders' equity as an increase to Additional paid-in capital with an offsetting increase to Deferred compensation, a contra-equity account, at the date of grant. With the adoption of SFAS No. 123(R), the Company records increases to Additional paid-in capital for grants of RSUs as compensation cost is recognized. As of the effective date of adopting SFAS No. 123(R), the Deferred compensation related to the unrecognized compensation cost for RSUs was eliminated against Additional paid-in capital in accordance with the modified prospective application method.

The adoption of SFAS No. 123(R) did not have a significant effect on any line item of the Company's Consolidated Statement of Operations for the year ended December 31, 2006. Additionally, the adoption of SFAS No. 123(R) did not have a significant effect on the Company's Consolidated Statement of Cash Flows for the year ended December 31, 2006. In accordance with the transition provisions of SFAS No. 123(R)'s modified prospective application method of adoption, the Company's Consolidated Financial Statements for prior periods have not been restated.

Servicing of Financial Assets. In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS No. 156"). SFAS No. 156: (i) clarifies when a servicing asset or servicing liability should be recognized; (ii) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (iii) subsequent to initial measurement, permits an entity to choose either the amortization method or the fair value measurement method for each class of separately recognized servicing assets or servicing liabilities and (iv) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights.

SFAS No. 156 was effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006. Earlier adoption was permitted as of the beginning of an entity's fiscal year, provided the entity had not yet issued financial statements, including interim financial statements for any period of that fiscal year. The Company adopted SFAS No. 156 effective January 1, 2006. As a result of adopting SFAS No. 156, servicing rights created through the sale of originated loans are recorded at the fair value of the servicing right on the date of sale whereas prior to the adoption, the servicing rights were recorded based on the relative fair values of the loans sold and the servicing rights retained. The Company services residential mortgage loans, which represent its single class of servicing rights and has elected the fair value measurement method for subsequently measuring these servicing rights. The election of the fair value measurement method will subject the Company's earnings to increases and decreases in the value of its servicing assets. Previously, servicing rights were (i) carried at the lower of cost or fair value based on defined strata, (ii) amortized in proportion to estimated net servicing income and (iii) evaluated for impairment at least quarterly. The effects of measuring servicing rights at fair value after the adoption of SFAS No. 156 are recorded in Change in fair value of mortgage servicing rights in the Company's Consolidated Statements of Operations for the years ended December 31, 2007 and 2006. The effects of carrying servicing rights at the lower of cost or fair value prior to the adoption of SFAS No. 156 are recorded in Amortization and recovery of impairment of mortgage servicing rights in the Company's Consolidated Statement of Operations for the year ended December 31, 2005.

The adoption of SFAS No. 156 on January 1, 2006 did not have a material impact on the Company's Consolidated Financial Statements as all of the servicing asset strata were impaired (and therefore reported at fair value) as of December 31, 2005.

Defined Benefit Pension and Other Postretirement Plans. In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income, net of income taxes. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The recognition provisions of SFAS No. 158 were effective on December 31, 2006, and the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Prospective application is required. The adoption of SFAS No. 158 did not have a significant impact on the Company's Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Fair Value Measurements. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The changes to current practice resulting from the application of SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 with earlier application permitted, subject to certain conditions. The provisions of SFAS No. 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for certain financial instruments which require retrospective application as of the beginning of the fiscal year of initial application (a limited form of retrospective application). The transition adjustment, measured as the difference between the carrying amounts and the fair values of those financial instruments at the date SFAS No. 157 is initially applied, should be recognized as a cumulative-effect adjustment to the opening balance of Retained earnings. The Company is currently evaluating the impact of adopting SFAS No. 157 on its Consolidated Financial Statements.

Fair Value Option. In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the "Fair Value Option"). Unrealized gains and losses on items for which the Fair Value Option has been elected are reported in earnings. The Fair Value Option is applied instrument by instrument (with certain exceptions), is irrevocable (unless a new election date occurs) and is applied only to an entire instrument. The effect of the first remeasurement to fair value is reported as a cumulative-effect adjustment to the opening balance of Retained earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 with earlier application permitted, subject to certain conditions. Upon adopting SFAS No. 159, the Company elected to measure certain eligible items at fair value, including all of its mortgage loans held for sale ("MLHS") and investment securities. The Company expects to decrease Retained earnings by approximately $5 million, net of income taxes, as of January 1, 2008 for the cumulative effect of adopting SFAS No. 159 in its Consolidated Financial Statements related to the recognition of deferred expenses, net of deferred revenue, for the origination of MLHS.

Offsetting of Amounts Related to Certain Contracts. In April 2007, the FASB issued FASB Staff Position ("FSP") FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP FIN 39-1"). FSP FIN 39-1 modifies FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" by permitting companies to offset fair value amounts recognized for multiple derivative instruments executed with the same counterparty under a master netting arrangement against fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from the same master netting arrangement as the derivative instruments. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007 with earlier application permitted. Retrospective application is required for all prior period financial statements presented. The adoption of FSP FIN 39-1 will not impact the Company's Consolidated Financial Statements, as its practice of netting cash collateral against net derivative assets and liabilities under the same master netting arrangements is consistent with the provisions of FSP FIN 39-1.

Written Loan Commitments. In November 2007, the SEC issued SAB No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 supersedes SAB No. 105, "Application of Accounting Principles to Loan Commitments" and expresses the view of the SEC staff that, consistent with the guidance in SFAS No. 156 and SFAS No. 159, the expected net future cash flows related to the associated servicing of a loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 109 also retains the view of the SEC staff that internally developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment and broadens this application to all written loan commitments that are accounted for at fair value through earnings. SAB 109 should be applied prospectively to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. Upon adoption of SAB No. 109 on January 1, 2008, the expected net future cash flows related to the servicing of mortgage loans associated with the Company's interest rate lock commitments ("IRLCs") issued from the adoption date forward will be included in the fair value measurement of the IRLCs at the date of issuance. Currently, the Company does not include the net future cash flows related to the servicing of mortgage loans associated with the IRLCs in their fair value. This change in accounting policy, applied prospectively from the adoption date to IRLCs issued after December 31, 2007, will result in the recognition of earnings on the date the IRLCs are issued rather than when the mortgage loans are sold or securitized. For IRLCs issued prior to January 1, 2008, the fair value related to the servicing of the associated mortgage loans will be recognized when the IRLC is funded and the underlying mortgage loan closes.

Business Combinations. In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"), which replaces SFAS No. 141. SFAS No. 141(R) applies the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses and establishes principles and requirements for how the acquirer recognizes and measures identifiable assets acquired and liabilities assumed, including assets and liabilities arising from contingencies, any noncontrolling interest in the acquiree and goodwill acquired or gain realized from a bargain purchase. SFAS No. 141(R) is effective prospectively business combinations for which the acquisition date is on or after the first annual reporting period beginning after December 15, 2008. The adoption of SFAS No. 141(R) will impact the Company's Consolidated Financial Statements prospectively in the event of any business combinations entered into after the effective date in which the Company is the acquirer.

Noncontrolling Interests. In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"), which amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements." SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, SFAS No. 160 requires a noncontrolling interest in a subsidiary to be reported as equity, separate from the parent's equity, in the consolidated statement of financial position and the amount of net income or loss and comprehensive income or loss attributable to the parent and noncontrolling interest to be presented separately on the face of the consolidated financial statements. Changes in a parent's ownership interest in its subsidiary in which a controlling financial interest is retained are accounted for as equity transactions. If a controlling financial interest in the subsidiary is not retained, the subsidiary is deconsolidated and any retained noncontrolling equity interest is initially measured at fair value. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively, except that presentation and disclosure requirements are to be applied retrospectively for all periods presented. The Company is currently evaluating the impact of adopting SFAS No. 160 on its Consolidated Financial Statements.

Expected Term for Employee Stock Options. In December 2007, the SEC issued SAB No. 110, "Certain Assumptions Used in Valuation Methods" ("SAB 110"). SAB 110 amends SAB 107 to allow the continued use, under certain circumstances, of the simplified method in developing the expected term for stock options. SAB 110 is effective January 1, 2008. The adoption of SAB 110 will impact the Company's Consolidated Financial Statements prospectively in the event circumstances provide for the application of the simplified method to future stock option grants made by the Company.

REVENUE RECOGNITION

Mortgage Production. Mortgage production includes the origination (funding either a purchase or refinancing) and sale of residential mortgage loans. Mortgage loans are originated through a variety of marketing channels, including relationships with corporations, financial institutions and real estate brokerage firms. The Company also purchases mortgage loans originated by third parties. Fee income consists primarily of fees collected on loans originated for others (including brokered loans) and is recorded as revenue when the Company has completed its obligations related to the underlying loan transaction. Loan origination fees, commitment fees paid in connection with the sale of loans and certain direct loan origination costs associated with loans are deferred until such loans are sold. Such fees are recorded as an adjustment to the cost-basis of the loan and are included in Gain on sale of mortgage loans, net when the loan is sold. Sales of mortgage loans are recorded on the date that ownership is transferred. Gains or losses on sales of mortgage loans are recognized based upon the difference between the selling price and the carrying value of the related mortgage loans sold.

The Company principally sells its originated mortgage loans directly to government-sponsored entities and other investors; however, in limited circumstances, the Company sells loans through a wholly owned subsidiary's public registration statement. In accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," the Company evaluates each type of sale or securitization for sales treatment. This review includes both an accounting and a legal analysis to determine whether or not the transferred assets have been isolated from the transferor. To the extent the transfer of assets qualifies as a sale, the Company derecognizes the asset and records the gain or loss on the sale date. In the event the Company determines that the transfer of assets does not qualify as a sale, the transfer would be treated as a secured borrowing.

Interest income is accrued as earned. Loans are placed on non-accrual status when any portion of the principal or interest is ninety days past due or earlier when concern exists as to the ultimate collectibility of principal or interest. Interest received from loans on non-accrual status is recorded as income when collected. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible.

Mortgage Servicing. Mortgage servicing is the servicing of residential mortgage loans. Loan servicing income represents recurring servicing and other ancillary fees earned for servicing mortgage loans owned by investors as well as net reinsurance income from the Company's wholly owned reinsurance subsidiary, Atrium Insurance Corporation ("Atrium"). Servicing fees received for servicing mortgage loans owned by investors are based on a stipulated percentage of the outstanding monthly principal balance on such loans, or the difference between the weighted-average yield received on the mortgages and the amount paid to the investor, less guaranty fees, expenses associated with business relationships and interest on curtailments. Loan servicing income is receivable only out of interest collected from mortgagors, and is recorded as income when collected. Late charges and other miscellaneous fees collected from mortgagors are also recorded as income when collected. Costs associated with loan servicing are charged to expense as incurred.

Fleet Leasing Services. The Company provides fleet management services to corporate clients and government agencies. These services include management and leasing of vehicles and other fee-based services for clients' vehicle fleets. The Company leases vehicles primarily to corporate fleet users under open-end operating and direct financing lease arrangements where the client bears substantially all of the vehicle's residual value risk. The lease term under the open-end lease agreements provides for a minimum lease term of 12 months and after the minimum term, the leases may be continued at the lessees' election for successive monthly renewals. In limited circumstances, the Company leases vehicles under closed-end leases where the Company bears all of the vehicle's residual value risk. Gains or losses on the sales of vehicles under closed-end leases are recorded in Other income. For operating leases, lease revenues, which contain a depreciation component, an interest component and a management fee component, are recognized over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. For direct financing leases, lease revenues contain an interest component and a management fee component. The interest component is recognized using the effective interest method over the lease term of the vehicle, which encompasses the minimum lease term and the month-to-month renewals. Amounts charged to the lessees for interest are determined in accordance with the pricing supplement to the respective lease agreement and are generally calculated on a variable-rate basis that varies month-to-month in accordance with changes in the variable-rate index. Amounts charged to lessees for interest may also be based on a fixed rate that would remain constant for the life of the lease. Amounts charged to the lessees for depreciation are based on the straight-line depreciation of the vehicle over its expected lease term. Management fees are recognized on a straight-line basis over the life of the lease. Revenue for other services is recognized when such services are provided to the lessee.

Revenue for certain services, including fuel card, accident management services and maintenance services, is based on a negotiated percentage of the purchase price for the underlying products or services provided by third-party suppliers and is recognized when the service is provided by the supplier. Revenue for other services, including management fees for leased vehicles, is recognized when such services are provided to the lessee.

The Company originates certain of its truck and equipment leases with the intention of syndicating to banks and other financial institutions. When the Company sells operating leases, it sells the underlying assets and assigns any rights to the leases, including future leasing revenues, to the banks or financial institutions. Upon the transfer and assignment of the rights associated with the operating leases, the Company records the proceeds from the sale as revenue and recognizes an expense for the undepreciated cost of the asset sold. Upon the sale or transfer of rights to direct financing leases, the net gain or loss is recorded in Other income. Under certain of these sales agreements, the Company retains a portion of residual risk in connection with the fair value of the asset at lease termination.

Depreciation on Operating Leases and Net Investment in Fleet Leases

Vehicles are stated at cost, net of accumulated depreciation. The initial cost of the vehicles is recorded net of incentives and allowances from vehicle manufacturers. Leased vehicles are depreciated on a straight-line basis over a term that generally ranges from 3 to 6 years.

Advertising Expenses

Advertising costs are expensed in the period incurred. Advertising expenses, recorded within Other operating expenses in the Consolidated Statements of Operations, were $6 million, $10 million and $10 million during the years ended December 31, 2007, 2006 and 2005, respectively.

Income Taxes

The Company filed its income tax returns for the fiscal year ended December 31, 2004 and for the short period ended on the effective date of the Spin-Off as part of the Cendant consolidated federal return and certain Cendant consolidated state returns. Income tax expense for periods prior to the Spin-Off is computed as if the Company filed its federal and state income tax returns on a stand-alone basis. The Company filed a consolidated federal return and state returns, as required, for the period from February 1, 2005 through December 31, 2005 which reported only its taxable income and the taxable income of those corporations which were its subsidiaries subsequent to the Spin-Off. Subsequent to the Spin-Off, the Company files consolidated federal and state income tax returns. The Company recognizes deferred tax assets and liabilities pursuant to SFAS No. 109, "Accounting for Income Taxes". The Company regularly reviews the deferred tax assets to assess their potential realization and establishes a valuation allowance for such assets when the Company believes it is more likely than not that some portion of the deferred tax asset will not be realized. Generally, any change in the valuation allowance is recorded in income tax expense; however, if the valuation allowance is adjusted in connection with an acquisition, such adjustment is recorded concurrently through Goodwill rather than the (Benefit from) provision for income taxes. Income tax expense includes (i) deferred tax expense, which represents the net change in the deferred tax asset or liability balance during the year plus any change in the valuation allowance and (ii) current tax expense, which represents the amount of taxes currently payable to or receivable from a taxing authority plus amounts accrued for income tax contingencies (including both tax and interest). Prior to the adoption of FIN 48, the Company accrued for income tax contingencies in accordance with SFAS No. 5, "Accounting for Contingencies". See "— Changes in Accounting Policies" for more information regarding the adoption of FIN 48. Income tax expense excludes the tax effects related to adjustments recorded to Accumulated other comprehensive income as well as the tax effects of cumulative effects of changes in accounting principles.

Cash and Cash Equivalents

Marketable securities with original maturities of three months or less are included in Cash and cash equivalents.

Restricted Cash

Restricted cash primarily relates to (i) amounts specifically designated to purchase assets, to repay debt and/or to provide over-collateralization within the Company's asset-backed debt arrangements, (ii) funds collected and held for pending mortgage closings and (iii) accounts held for the capital fund requirements of and potential claims related to the Company's mortgage reinsurance subsidiary.

Mortgage Loans Held for Sale

MLHS represent mortgage loans originated or purchased by the Company and held until sold to investors. Upon the closing of a residential mortgage loan originated or purchased by the Company, the mortgage loan is typically warehoused for a period of up to 60 days and then sold into the secondary market. MLHS are recorded in the Consolidated Balance Sheets at the lower of cost or market value, which is computed by the aggregate method, net of deferred loan origination fees and costs. The cost-basis of MLHS is adjusted to reflect changes in the fair value of the loans as applicable through fair value hedge accounting. The fair value is estimated using quoted market prices for securities backed by similar types of loans and current dealer commitments to purchase loans. Upon the sale of the underlying mortgage loans, the MSRs and servicing obligations of those loans are generally retained by the Company.

Mortgage Servicing Rights

An MSR is the right to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering the Company's mortgage loan servicing portfolio.

MSRs are created through either the direct purchase of servicing from a third party or through the sale of an originated loan. The Company adopted the fair value measurement method of SFAS No. 156 on January 1, 2006. In accordance with SFAS No. 156, servicing is initially recorded at fair value. Prior to the adoption of SFAS No. 156, purchased servicing was recorded at the lower of the purchase price or fair value and servicing created through the sale of an originated loan was determined by an allocation of the cost of the mortgage loan between the loan sold and the retained servicing, based on their relative fair values. Both prior to and subsequent to the adoption of SFAS No. 156, the initial capitalization of the servicing is recorded as an addition to Mortgage servicing rights in the Consolidated Balance Sheets and has a direct impact on Gain on sale of mortgage loans, net in the Consolidated Statements of Operations.

The Company services residential mortgage loans, which represent its single class of servicing rights. Beginning on January 1, 2006, all MSRs are recorded at fair value, as the Company elected the fair value measurement method for subsequently measuring these servicing rights. Valuation changes in the MSRs are recognized in Change in fair value of mortgage servicing rights in the Consolidated Statements of Operations for the years ended December 31, 2007 and 2006, and the carrying value of the MSRs is adjusted in the Consolidated Balance Sheets as of December 31, 2007 and 2006. The fair value of the MSRs is estimated based upon projections of expected future cash flows considering prepayment estimates (developed using a model described below), the Company's historical prepayment rates, portfolio characteristics, interest rates based on interest rate yield curves, implied volatility and other economic factors. The Company incorporates a probability weighted option adjusted spread ("OAS") model to generate and discount cash flows for the MSR valuation. The OAS model generates numerous interest rate paths, then calculates the MSR cash flow at each monthly point for each interest rate path and discounts those cash flows back to the current period. The MSR value is determined by averaging the discounted cash flows from each of the interest rate paths. The interest rate paths are generated with a random distribution centered around implied forward interest rates, which are determined from the interest rate yield curve at any given point of time.

A key assumption in the Company's estimate of the fair value of the MSRs is forecasted prepayments. The Company uses a third-party model to forecast prepayment rates at each monthly point for each interest rate path in the OAS model. The model to forecast prepayment rates used in the development of expected future cash flows is based on historical observations of prepayment behavior in similar periods, comparing current mortgage interest rates to the mortgage interest rates in the Company's servicing portfolio, and incorporates loan characteristics (e.g., loan type and note rate) and factors such as recent prepayment experience, previous refinance opportunities and estimated levels of home equity. On a quarterly basis, the Company validates the assumptions used in estimating the fair value of the MSRs against a number of third-party sources, including peer surveys, MSR broker surveys and other market-based sources.

Prior to January 1, 2006, MSRs were routinely evaluated for impairment, at least on a quarterly basis. Valuation changes in the MSRs were recognized in Amortization and recovery of impairment of mortgage servicing rights in the Consolidated Statement of Operations for the year ended December 31, 2005, and the carrying value of the MSRs was adjusted through a valuation allowance. Fair value was estimated using the method described above. In addition, the loans underlying the MSRs were stratified into note rate pools based on certain risk characteristics including product type and rate. Fixed-rate loans were stratified into interest rate bands of less than 6%, 6-6.5% and greater than 6.5%. Variable-rate loans were stratified into adjustable-rate mortgage, hybrid adjustable-rate mortgage and home equity line of credit products. The Company also obtained quarterly estimates of the value of each stratum of MSRs from an independent third party and considered these independent valuations in its evaluation of potential impairment of MSRs. Management periodically reviewed the various strata to determine whether the value of the impaired MSRs in a given stratum was likely to recover. If the value was not expected to recover with a 200 basis point increase in rates, the impairment was deemed to be other-than-temporary. If other-than-temporary impairment was indicated, MSRs were written off directly with a corresponding decrease to the valuation allowance and could not be subsequently recovered. Recovery of the valuation allowance resulting from a temporary impairment was recorded if the fair value of the stratum increased, but was limited to the cost-basis of a given stratum. The Company amortized MSRs based upon the ratio of the current month net servicing income (estimated at the beginning of the month) to the expected net servicing income over the life of the servicing portfolio. The amortization rate was applied to the gross book value of the MSRs to determine the amortization expense.

Investment Securities

The Company's Investment securities totaled $34 million and $35 million as of December 31, 2007 and 2006, respectively, and consisted of its retained interests in securitizations. Management determines the appropriate classification of its investments at the time acquired. The retained interests from the Company's securitizations of residential mortgage loans, with the exception of MSRs (the accounting for which is described above under "— Mortgage Servicing Rights"), are either available-for-sale securities, trading securities or hybrid financial instruments, and, after the adoption of SFAS No. 156 on January 1, 2006, are recorded at fair value. Prior to the adoption of SFAS No. 156, gains or losses relating to the assets securitized were allocated between such assets and the retained interests based on their relative fair values on the date of sale. The Company evaluates its Investment securities for other-than-temporary impairment on a quarterly basis. Other-than-temporary impairment is recorded within Other income in the Consolidated Statements of Operations. The Company estimates the fair value of retained interests based upon the present value of expected future cash flows, which is subject to prepayment risks, expected credit losses and interest rate risks of the sold financial assets. See Note 9, "Mortgage Loan Securitizations" for more information regarding these retained interests.

Available-for-sale securities are carried at fair value with unrealized gains and losses reported net of income taxes as a separate component of Stockholders' equity. Trading securities and hybrid financial instruments are recorded at fair value with unrealized gains and losses reported in Other income in the Consolidated Statements of Operations. All realized gains and losses are determined on a specific identification basis and are recorded within Other income in the Consolidated Statements of Operations.

Property, Plant and Equipment

Property, plant and equipment (including leasehold improvements) are recorded at cost, net of accumulated depreciation and amortization. Depreciation, recorded as a component of Other depreciation and amortization in the Consolidated Statements of Operations, is computed utilizing the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements, also recorded as a component of Other depreciation and amortization, is computed utilizing the straight-line method over the estimated benefit period of the related assets or the lease term, if shorter. Estimated useful lives are 30 years for the Company's building and range from 3 to 5 years for capitalized software, 2 to 19 years for leasehold improvements and 3 to 10 years for furniture, fixtures and equipment.

The Company capitalizes internal software development costs during the application development stage. The costs capitalized by the Company relate to external direct costs of materials and services and employee costs related to the time spent on the project during the capitalization period. Capitalized software costs are evaluated for impairment annually or when changing circumstances indicate that amounts capitalized may be impaired. Impaired items are written down to their estimated fair values at the date of evaluation.

Acquisitions

Assets acquired and liabilities assumed in business combinations are recorded in the Consolidated Balance Sheets as of their respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company are included in the Consolidated Statements of Operations beginning on their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed is allocated to Goodwill.

Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), the Company assesses the carrying value of its Goodwill and indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. The Company assesses Goodwill for such impairment by comparing the carrying value of its reporting units to their fair value. Due to the integration and reorganization of the operations of First Fleet Corporation ("First Fleet") into the Company's other fleet management services operations during the third quarter of 2006, the Company changed its reporting unit structure to aggregate all fleet management services operations into one reporting unit. Prior to this change, the Company's reporting units were First Fleet, the Fleet Management Services segment excluding First Fleet, PHH Home Loans, the Mortgage Production segment excluding PHH Home Loans and the Mortgage Servicing segment. When determining the fair value of its reporting units, the Company utilizes discounted cash flows and incorporates assumptions that it believes marketplace participants would utilize. When available and as appropriate, the Company uses comparative market multiples and other factors to corroborate the discounted cash flow results. Indefinite-lived intangible assets are tested for impairment and written down to fair value, as required by SFAS No. 142.

Customer lists are generally amortized over a 20-year period.

Derivative Instruments

The Company uses derivative instruments as part of its overall strategy to manage its exposure to market risks primarily associated with fluctuations in interest rates. As a matter of policy, the Company does not use derivatives for speculative purposes.

All derivatives are recorded at fair value and included in Other assets or Other liabilities in the Consolidated Balance Sheets. Changes in the fair value of derivatives not designated as hedging instruments and derivatives designated as fair value hedging instruments are recognized in earnings. Changes in the fair value of the hedged item in a fair value hedge are recorded as adjustments to the carrying amount of the hedged item and recognized in earnings in the Consolidated Statements of Operations. The changes in the fair values of hedged items and related derivatives are included in the following line items in the Consolidated Statements of Operations:

- Loan-related derivatives and changes in the fair value of MLHS are included in Gain on sale of mortgage loans, net;
- Debt-related derivatives and changes in the fair value of the debt are included in Mortgage interest expense or Fleet interest expense.

The effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments is recorded as a component of Accumulated other comprehensive income. The ineffective portion is reported in earnings as a component of Mortgage interest expense or Fleet interest expense. Amounts included in Accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged item affects earnings.

The Company uses a combination of derivative instruments to offset potential adverse changes in the fair value of its MSRs that could affect reported earnings. As of and for the years ended December 31, 2007, 2006 and 2005, the derivatives associated with the MSRs were freestanding derivatives and were not designated in a hedge relationship pursuant to SFAS No. 133. Changes in the fair value of MSR-related derivatives and changes in the fair value of MSRs are included in Amortization and valuation adjustments related to mortgage servicing rights, net.

Impairment or Disposal of Long-Lived Assets

As required by SFAS No. 144, if circumstances indicate an impairment may have occurred, the Company evaluates the recoverability of its long-lived assets including amortizing intangible assets, by comparing the respective carrying values of the assets to the current and expected future cash flows, on an undiscounted basis, to be generated from such assets.

Custodial Accounts

The Company has a fiduciary responsibility for servicing accounts related to customer escrow funds and custodial funds due to investors aggregating approximately $2.2 billion and $2.6 billion as of December 31, 2007 and 2006, respectively. These funds are maintained in segregated bank accounts, which are not included in the assets and liabilities of the Company. The Company receives certain benefits from these deposits, as allowable under federal and state laws and regulations. Income earned on these escrow accounts is recorded in Mortgage interest income in the Consolidated Statements of Operations.

2. Terminated Merger

On March 15, 2007, the Company entered into a definitive agreement (the "Merger Agreement") with General Electric Capital Corporation ("GE") and its wholly owned subsidiary, Jade Merger Sub, Inc. to be acquired (the "Merger"). In conjunction with the Merger, GE entered into an agreement (the "Mortgage Sale Agreement") to sell the mortgage operations of the Company (the "Mortgage Sale") to Pearl Mortgage Acquisition 2 L.L.C. ("Pearl Acquisition"), an affiliate of The Blackstone Group ("Blackstone"), a global investment and advisory firm. Under the terms of the Merger Agreement, at closing, the Company's stockholders would have received $31.50 per share in cash and shares of the Company's Common stock would no longer have been listed on the New York Stock Exchange (the "NYSE"). The Merger Agreement contained certain restrictions on the Company's ability to incur new indebtedness and to pay dividends on its Common stock as well as on the payment of intercompany dividends by certain of its subsidiaries without the prior written consent of GE.

On March 14, 2007, prior to the execution of the Merger Agreement, the Company entered into an amendment to the Rights Agreement, dated as of January 28, 2005, between the Company and The Bank of New York (the "Rights Agreement"). The amendment revised certain terms of the Rights Agreement to render it inapplicable to the Merger and the other transactions contemplated by the Merger Agreement.

In connection with the Merger, on March 14, 2007, the Company and its subsidiaries, PHH Mortgage Corporation ("PHH Mortgage") and PHH Broker Partner Corporation ("PHH Broker Partner"), entered into a Consent and Amendment (the "Consent") with TM Acquisition Corp., PHH Home Loans and Realogy Corporation's subsidiaries, Realogy Real Estate Services Group, LLC, Realogy Real Estate Services Venture Partner, Inc., Century 21 Real Estate LLC, Coldwell Banker Real Estate Corporation, ERA Franchise Systems, Inc. and Sotheby's International Realty Affiliates, Inc. which provided for the following: (i) consents from the parties under the Mortgage Venture Operating Agreement and the Strategic Relationship Agreement (both as defined in Note 3, "Spin-Off from Cendant") and the Management Services Agreement, the Trademark License Agreements and the Marketing Agreement (each as defined in Note 22, "Related Party Transactions") (collectively, the "Realogy Agreements") to the Merger and the related transactions contemplated thereby; (ii) certain corrective amendments to certain provisions of the Realogy Agreements as a result of Cendant's spin-off of Realogy Corporation (NYSE: H) ("Realogy") into an independent publicly traded company (the "Realogy Spin-Off") and certain other amendments to change in control, non-compete, fee and other provisions in the Realogy Agreements and (iii) undertakings as to certain other actions and agreements with respect to the foregoing consents and amendments.

(On April 10, 2007, Realogy became a wholly owned subsidiary of Domus Holdings Corp., an affiliate of Apollo Management VI, L.P., following the completion of a merger and related transactions.) The amendments to the Realogy Agreements effected pursuant to the Consent would have been effective immediately prior to the closing of the Mortgage Sale immediately following the completion of the Merger.

On March 14, 2007, PHH Mortgage also entered into a Waiver and Amendment Agreement (the "Waiver") with Merrill Lynch Credit Corporation ("Merrill Lynch"), which provided for the following: (i) the waiver of Merrill Lynch's rights in connection with a change in control of the Company and PHH Mortgage under a servicing rights purchase and sale agreement between PHH Mortgage and Merrill Lynch, a portfolio servicing agreement between PHH Mortgage and Merrill Lynch, an origination assistance agreement between PHH Mortgage and Merrill Lynch (the "OAA"), a loan purchase and sale agreement between PHH Mortgage and Merrill Lynch and an Equity Access and Omega loan subservicing agreement between PHH Mortgage and Merrill Lynch (collectively, the "Merrill Lynch Agreements") as a result of the Merger, the Mortgage Sale and the related transactions contemplated thereby; (ii) an amendment to the OAA that would have been effective as of the closing of the Mortgage Sale immediately following the completion of the Merger and (iii) undertakings as to certain other actions, including further negotiation of certain amendments to the Merrill Lynch Agreements and other agreements with respect to the foregoing amendments.

On September 17, 2007, the Company notified its stockholders of a development that affected the Merger. It was a condition of the closing of the Merger that Pearl Acquisition be ready, willing and able to consummate the Mortgage Sale. On September 14, 2007, the Company received a copy of a letter sent that day to GE by Pearl Acquisition stating that Pearl Acquisition had received revised interpretations as to the availability of debt financing under the debt commitment letter issued by the banks financing the Mortgage Sale. Pearl Acquisition stated in the letter that it believed these revised interpretations could result in a shortfall of up to $750 million in available debt financing as compared to the amount of financing viewed as being committed at the signing of the Merger Agreement. Pearl Acquisition stated in the letter that it believed that the revised interpretations were inconsistent with the terms of the debt commitment letter and intended to continue its efforts to obtain the debt financing contemplated by the debt commitment letter as well as to explore the availability of alternative debt financing. Pearl Acquisition further stated in the letter that it was not optimistic at that time that its efforts would be successful.

On September 26, 2007, the Merger and the Merger Agreement were approved by the Company's stockholders.

On January 1, 2008, the Company gave a notice of termination to GE pursuant to the Merger Agreement because the Merger was not completed by December 31, 2007. On January 2, 2008, the Company received a notice of termination from Pearl Acquisition pursuant to the Mortgage Sale Agreement and on January 4, 2008, a Settlement Agreement (the "Settlement Agreement") between the Company, Pearl Acquisition and Blackstone Capital Partners V L.P. ("BCP V") was executed. Pursuant to the Settlement Agreement, BCP V paid the Company a reverse termination fee of $50 million and the Company agreed to pay BCP V up to $4.5 million for the reimbursement of certain fees for third-party consulting services incurred by BCP V and Pearl Acquisition in connection with the transactions contemplated by the Merger Agreement and the Mortgage Sale Agreement upon the Company's receipt of invoices reflecting such fees from BCP V. As part of the Settlement Agreement, the Company is entitled to receive the work product that those consultants provided to BCP V and Pearl Acquisition. As a result of the termination of the Merger Agreement, the amendment to the Rights Agreement, the Consent and the Waiver are void and no longer effective.

3. Spin-Off from Cendant

On January 31, 2005, each holder of Cendant common stock received one share of PHH Common stock for every twenty shares of Cendant common stock held on January 19, 2005, the record date for the distribution. The Spin-Off was effective on February 1, 2005.

In connection with the Spin-Off, PHH and Cendant's real estate services division became parties to the Mortgage Venture. Effective July 31, 2006, Cendant completed the Realogy Spin-Off. The structure and operation of the Mortgage Venture was not impacted by the Realogy Spin-Off. The Mortgage Venture originates and sells mortgage loans primarily sourced through Realogy's owned real estate brokerage business, NRT Incorporated ("NRT") and its owned relocation business, Cartus Corporation (formerly known as Cendant Mobility Services Corporation) ("Cartus"). The Mortgage Venture commenced operations in October 2005. The Company contributed assets and transferred employees that have historically supported originations from NRT and Cartus to the Mortgage Venture in October 2005. PHH Broker Partner, a wholly owned subsidiary of PHH, owns 50.1% of the Mortgage Venture, and Realogy Services Venture Partner, Inc. ("Realogy Venture Partner"), a wholly owned subsidiary of Realogy, owns the remaining 49.9%. The Mortgage Venture is principally governed by the terms of the operating agreement of the Mortgage Venture between PHH Broker Partner and Realogy Venture Partner (as amended, the "Mortgage Venture Operating Agreement") and a strategic relationship agreement whereby Realogy and the Company have agreed on non-competition, indemnification and exclusivity arrangements (the "Strategic Relationship Agreement"). Under the Strategic Relationship Agreement, Realogy agreed that the residential commercial real estate brokerage business owned and operated by NRT, the title and settlement services business owned and operated by Title Resource Group LLC (formerly known as Cendant Settlement Services Group) and the relocation business owned and operated by Cartus will exclusively recommend the Mortgage Venture as provider of mortgage loans to (i) the independent sales associates affiliated with Realogy Services Group LLC (formerly known as Cendant Real Estate Services Group, LLC) and Realogy Venture Partner (formerly known as Cendant Real Estate Services Venture Partner, Inc.) (together with Realogy Services Group LLC and their respective subsidiaries, the "Realogy Entities"), excluding the independent sales associates of any brokers associated with Realogy's franchised brokerages ("Realogy Franchisees") acting in such capacity, (ii) all customers of the Realogy Entities (excluding Realogy Franchisees or any employee or independent sales associate thereof acting in such capacity) and (iii) all U.S.-based employees of Cendant. See Note 22, "Related Party Transactions" for more information regarding the Mortgage Venture.

Also in connection with the Spin-Off, PHH entered into a tax sharing agreement with Cendant, which is more fully described in Note 17, "Commitments and Contingencies," a transition services agreement (the "Transition Services Agreement") and certain other agreements which are more fully described in Note 22, "Related Party Transactions."

During 2005, the Company recognized Spin-Off related expenses of $41 million, consisting of a charge of $37 million resulting from the prepayment of debt described more fully below and a charge of $4 million associated with the conversion of certain Cendant stock options held by PHH employees to PHH stock options described in Note 20, "Stock-Based Compensation."

On February 9, 2005, the Company prepaid $443 million aggregate principal amount of outstanding privately placed senior notes in cash at an aggregate prepayment price of $497 million, including accrued and unpaid interest. The prepayment was made to avoid any potential debt covenant compliance issues arising from the distributions made prior to the Spin-Off and the related reduction in the Company's Stockholders' equity. The prepayment price included an aggregate make-whole amount of $44 million. During the year ended December 31, 2005, the Company recorded a net charge of $37 million in connection with this prepayment of debt, which consisted of the $44 million make-whole payment and a write-off of unamortized deferred financing costs of $1 million, partially offset by net interest rate swap gains of $8 million.

4. (Loss) Earnings Per Share

Basic (loss) earnings per share was computed by dividing net (loss) earnings during the period by the weighted-average number of shares outstanding during the period. Diluted (loss) earnings per share was computed by dividing net (loss) earnings by the weighted-average number of shares outstanding, assuming all potentially dilutive common shares were issued. The number of weighted-average shares outstanding for each of the three years ended December 31, 2007, 2006 and 2005 reflects a 52,684-for-one stock split effected January 28, 2005, in connection with and in order to consummate the Spin-Off (see Note 18, "Stock-Related Matters"). The effect of potentially dilutive common shares related to Cendant's stock options and restricted stock units that were exchanged for the Company's stock options and restricted stock units at the time of the Spin-Off were included in the computation of diluted earnings per share for periods prior to the Spin-Off. The weighted-average computations of the dilutive effect of potentially issuable shares of Common stock under the treasury stock method for the years ended December 31, 2007 and 2006 exclude approximately 3.3 million and 3.8 million outstanding stock-based awards, respectively, as their inclusion would be anti-dilutive.

The following table summarizes the basic and diluted (loss) earnings per share calculations for the periods indicated:

	Year Ended December 31,		
	2007	2006	2005
	(In millions, except share and per share data)		
(Loss) income from continuing operations	$ (12)	$ (16)	$ 73
Weighted-average common shares outstanding—basic	53,938,844	53,647,666	53,018,376
Effect of potentially dilutive securities:			
Stock options	—	—	505,313
Restricted stock units	—	—	240,927
Weighted-average common shares outstanding—diluted	53,938,844	53,647,666	53,764,616
Basic (loss) earnings per share from continuing operations	$ (0.23)	$ (0.29)	$ 1.38
Diluted (loss) earnings per share from continuing operations	$ (0.23)	$ (0.29)	$ 1.36

5. Goodwill and Other Intangible Assets

Intangible assets consisted of:

	December 31, 2007			December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(In millions)					
Amortized Intangible Assets:						
Customer lists	$ 40	$ 14	$ 26	$ 40	$ 11	$ 29
Other	15	14	1	17	15	2
	$ 55	$ 28	$ 27	$ 57	$ 26	$ 31
Unamortized Intangible Assets:						
Goodwill	$ 86			$ 86		
Trademarks	16			16		
	$ 102			$ 102		

The following table summarizes the activity associated with Goodwill, by segment, during the years ended December 31, 2007 and 2006:

	Fleet Management Services	Mortgage Production	Total
		(In millions)	
Goodwill at January 1, 2006	$ 26	$ 61	$ 87
Change during 2006	(1)	—	(1)
Goodwill at December 31, 2006 and 2007	$ 25	$ 61	$ 86

Amortization expense included within Other depreciation and amortization relating to all intangible assets excluding MSRs (see Note 7, "Mortgage Servicing Rights") was as follows:

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Customer lists	$ 3	$ 2	$ 2
Other	1	3	2
	$ 4	$ 5	$ 4

Based on the Company's amortizable intangible assets as of December 31, 2007, the Company expects the related amortization expense for each of the next five fiscal years to approximate $3 million, $2 million, $2 million, $2 million and $2 million, respectively.

6. Mortgage Loans Held for Sale

Mortgage loans held for sale, net consisted of:

	December 31,	
	2007	2006
	(In millions)	
Mortgage loans held for sale	$ 1,446	$ 2,676
Home equity lines of credit	43	141
Construction loans	59	101
Net deferred loan origination fees and expenses	16	18
Mortgage loans held for sale, net	$ 1,564	$ 2,936

At December 31, 2007, the Company pledged $1.2 billion of Mortgage loans held for sale, net as collateral in asset-backed debt arrangements.

7. Mortgage Servicing Rights

The activity in the Company's loan servicing portfolio associated with its capitalized MSRs consisted of:

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Balance, beginning of period	$ 146,836	$ 145,827	$ 138,494
Additions	32,316	31,212	43,157
Payoffs, sales and curtailments[1]	(52,612)	(30,203)	(35,824)
Balance, end of period	$ 126,540	$ 146,836	$ 145,827

(1) Includes $29.2 billion and $1.9 billion of the unpaid principal balance of the underlying mortgage loans for which the associated MSRs were sold during the years ended December 31, 2007 and 2006, respectively. There were no sales of MSRs during the year ended December 31, 2005.

The activity in the Company's capitalized MSRs consisted of:

	Year Ended December 31,		
	2007[1]	2006[1]	2005[2]
		(In millions)	
Mortgage Servicing Rights:			
Balance, beginning of period	$ 1,971	$ 2,152	$ 2,173
Effect of adoption of SFAS No. 156	—	(243)	—
Additions	473	427	522
Changes in fair value due to:			
Realization of expected cash flows	(315)	(373)	—
Changes in market inputs or assumptions used in the valuation model	(194)	39	—
Sales and deletions	(433)	(31)	(2)
Amortization	—	—	(433)
Other-than-temporary impairment	—	—	(108)
Balance, end of period	1,502	1,971	2,152
Valuation Allowance:			
Balance, beginning of period	—	(243)	(567)
Effect of adoption of SFAS No. 156	—	243	—
Recovery of impairment	—	—	216
Other-than-temporary impairment	—	—	108
Balance, end of period	—	—	(243)
Mortgage servicing rights, net	$ 1,502	$ 1,971	$ 1,909

(1) After the adoption of SFAS No. 156 effective January 1, 2006, MSRs are recorded at fair value. See Note 1, "Summary of Significant Accounting Policies."

(2) Prior to the adoption of SFAS No. 156 effective January 1, 2006, MSRs were recorded at the lower of fair value or amortized basis based on defined strata. See Note 1, "Summary of Significant Accounting Policies."

The significant assumptions used in estimating the fair value of MSRs at December 31, 2007 and 2006 were as follows (in annual rates):

	December 31,	
	2007	2006
Prepayment speed	20%	19%
Discount rate	12%	10%
Volatility	20%	13%

The value of the Company's MSRs is driven by the net positive cash flows associated with the Company's servicing activities. These cash flows include contractually specified servicing fees, late fees and other ancillary servicing revenue. The Company recorded contractually specified servicing fees, late fees and other ancillary servicing revenue within Loan servicing income in the Consolidated Statements of Operations as follows:

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Net service fee revenue	$ 494	$ 485	$ 467
Late fees	21	20	18
Other ancillary servicing revenue[1]	—	25	12

[1] Includes realized net losses of $21 million, including direct expenses, on the sale of $433 million of MSRs during the year ended December 31, 2007 and $4 million of realized net gains on the sale of $31 million of MSRs during the year ended December 31, 2006. There were no sales of MSRs during the year ended December 31, 2005.

As of December 31, 2007, the Company's MSRs had a weighted-average life of approximately 4.6 years. Approximately 72% of the MSRs associated with the loan servicing portfolio as of December 31, 2007 were restricted from sale without prior approval from the Company's private-label clients or investors.

The following summarizes certain information regarding the initial and ending capitalization rates of the Company's MSRs:

	Year Ended December 31,	
	2007	2006
Initial capitalization rate of additions to MSRs	1.46%	1.37%

	December 31,	
	2007	2006
Capitalized servicing rate (based on fair value)	1.19%	1.34%
Capitalized servicing multiple (based on fair value)	3.7	4.2
Weighted-average servicing fee (in basis points)	32	32

The net impact to the Consolidated Statements of Operations resulting from changes in the fair value of the Company's MSRs, amortization and related derivatives was as follows:

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Amortization of mortgage servicing rights	$ —	$ —	$ (433)
Recovery of impairment of mortgage servicing rights	—	—	216
Changes in fair value of mortgage servicing rights due to:			
Realization of expected cash flows	(315)	(373)	—
Changes in market inputs or assumptions used in the valuation model	(194)	39	—
Net derivative gain (loss) related to mortgage servicing rights (See Note 10)	96	(145)	(82)
Amortization and valuation adjustments related to mortgage servicing rights, net	$ (413)	$ (479)	$ (299)

8. Loan Servicing Portfolio

The following tables summarize certain information regarding the Company's mortgage loan servicing portfolio for the periods indicated. Unless otherwise noted, the information presented includes both loans held for sale and loans subserviced for others.

Portfolio Activity

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Balance, beginning of period[1]	$ 160,222	$ 154,843	$ 143,056
Additions[2][3]	35,350	35,804	48,155
Payoffs, sales and curtailments[2][4]	(36,389)	(32,555)	(36,368)
Addition of certain subserviced home equity loans as of June 30, 2006[1]	—	2,130	—
Balance, end of period[1]	$ 159,183	$ 160,222	$ 154,843

Portfolio Composition

	December 31,	
	2007	2006
	(In millions)	
Owned servicing portfolio	$ 129,572	$ 150,533
Subserviced portfolio[5]	29,611	9,689
Total servicing portfolio	$ 159,183	$ 160,222
Fixed rate	$ 103,406	$ 100,960
Adjustable rate	55,777	59,262
Total servicing portfolio	$ 159,183	$ 160,222
Conventional loans	$ 146,630	$ 148,760
Government loans	8,417	7,423
Home equity lines of credit	4,136	4,039
Total servicing portfolio	$ 159,183	$ 160,222
Weighted-average interest rate	6.1%	6.1%

Portfolio Delinquency[6]

	December 31,			
	2007		2006	
	Number of Loans	Unpaid Balance	Number of Loans	Unpaid Balance
30 days	2.22%	1.93%	2.19%	1.93%
60 days	0.53%	0.46%	0.46%	0.38%
90 or more days	0.48%	0.41%	0.36%	0.29%
Total delinquency	3.23%	2.80%	3.01%	2.60%
Foreclosure/real estate owned/bankruptcies	1.02%	0.87%	0.80%	0.58%

(1) Prior to June 30, 2006, certain home equity loans subserviced for others were excluded from the disclosed portfolio activity. As a result of a systems conversion during the second quarter of 2006, these loans subserviced for others are included in the portfolio balance as of December 31, 2007 and 2006. The amount of home equity loans subserviced for others and excluded from the portfolio balance as of January 1, 2006 and 2005 was approximately $2.5 billion and $2.7 billion, respectively.

(2) Excludes activity related to certain home equity loans subserviced for others described above in the six months ended June 30, 2006 and the year ended December 31, 2005.

(3) During the fourth quarter of 2005, the Company purchased the loan servicing portfolio of CUNA Mutual Mortgage Corporation ("CUNA") and assumed its servicing and subservicing contracts. The aggregate loan servicing portfolio purchased from CUNA was $9.7 billion, including a $2.9 billion subserviced portfolio.

(4) Includes $29.2 billion and $1.9 billion of the unpaid principal balance of the underlying mortgage loans for which the associated MSRs were sold during the years ended December 31, 2007 and 2006, respectively. There were no sales of MSRs during the year ended December 31, 2005. See Note 7, "Mortgage Servicing Rights" for more information regarding the sale of MSRs.

(5) During the year ended December 31, 2007, the Company sold the MSRs associated with $19.3 billion of the unpaid principal balance of underlying mortgage loans; however, because the Company is subservicing these loans until the MSRs are transferred from the Company's systems to the purchaser's systems, which is expected to occur in the second quarter of 2008, these loans are included in the Company's mortgage loan servicing portfolio balance as of December 31, 2007.

(6) Represents the loan servicing portfolio delinquencies as a percentage of the total number of loans and the total unpaid balance of the portfolio.

9. Mortgage Loan Securitizations

The Company sells residential mortgage loans in securitization transactions typically retaining one or more of the following: servicing rights, interest-only strips, principal-only strips and/or subordinated interests. The Company did not retain any interests from securitizations other than MSRs during the years ended December 31, 2006 or 2005. Key economic assumptions used during the years ended December 31, 2007, 2006 and 2005 to measure the fair value of the Company's retained interests in mortgage loans at the time of the securitization were as follows:

	Year Ended December 31,			
	2007		2006	2005
	Mortgage-Backed Securities	MSRs	MSRs	MSRs
Prepayment speed	18-28%	7-56%	8-51%	6-45%
Weighted-average life (in years)	2.4-10.4	1.3-6.6	1.5-6.6	1.7-8.0
Discount rate	17-46%	10-12%	10%	10-12%
Volatility	N/A	12-20%	13-16%	16-19%

Key economic assumptions used in subsequently measuring the fair value of the Company's retained interests in securitized mortgage loans at December 31, 2007 and the effect on the fair value of those interests from adverse changes in those assumptions were as follows:

	Mortgage-Backed Securities	MSRs
	(Dollars in millions)	
Fair value of retained interests	$ 34	$ 1,502
Weighted-average life (in years)	2.8	4.6
Annual servicing fee	N/A	0.32%
Prepayment speed (annual rate)	2-30%	20%
Impact on fair value of 10% adverse change	$ (3)	$ (88)
Impact on fair value of 20% adverse change	(6)	(167)
Discount rate (annual rate)	6-46%	12%
Impact on fair value of 10% adverse change	$ (2)	$ (50)
Impact on fair value of 20% adverse change	(4)	(96)
Volatility (annual rate)	N/A	20%
Impact on fair value of 10% adverse change	N/A	$ (26)
Impact on fair value of 20% adverse change	N/A	(50)

These sensitivities are hypothetical and presented for illustrative purposes only. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption is calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities. Further, this analysis does not assume any impact resulting from management's intervention to mitigate these variations.

The following table presents information about delinquencies and components of securitized residential mortgage loans for which the Company has retained interests (except for MSRs) as of and for the year ended December 31, 2007:

	Total Principal Amount	Principal Amount 60 Days or More Past Due[1]	Net Credit Losses	Average Principal Balance
	(In millions)			
Residential mortgage loans[2]	$ 1,614	$ 21	$ —	$ 1,671

(1) Amounts are based on total securitized assets at December 31, 2007.

(2) Excludes securitized mortgage loans that the Company continues to service but to which it has no other continuing involvement.

The following table sets forth information regarding cash flows relating to the Company's loan sales in which it has continuing involvement.

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Proceeds from new securitizations	$ 27,588	$ 28,238	$ 31,803
Servicing fees received[(1)]	494	485	467
Other cash flows received on retained interests[(2)]	4	6	7
Purchases of delinquent or foreclosed loans	(136)	(164)	(141)
Servicing advances	(605)	(495)	(606)
Repayment of servicing advances	591	508	622

(1) Excludes late fees and other ancillary servicing revenue.

(2) Represents cash flows received on retained interests other than servicing fees.

During the years ended December 31, 2007, 2006 and 2005, the Company recognized pre-tax gains of $94 million, $198 million and $300 million, respectively, related to the securitization of residential mortgage loans which are recorded as Gain on sale of mortgage loans, net in the Consolidated Statements of Operations.

The Company has made representations and warranties customary for securitization transactions, including eligibility characteristics of the mortgage loans and servicing responsibilities, in connection with the securitization of these assets. See Note 17, "Commitments and Contingencies."

10. Derivatives and Risk Management Activities

Market Risk

The Company's principal market exposure is to interest rate risk, specifically long-term U.S. Treasury ("Treasury") and mortgage interest rates due to their impact on mortgage-related assets and commitments. The Company also has exposure to the London Interbank Offered Rate ("LIBOR") and commercial paper interest rates due to their impact on variable-rate borrowings, other interest rate sensitive liabilities and net investment in variable-rate lease assets. The Company uses various financial instruments, including swap contracts, forward delivery commitments, futures and options contracts to manage and reduce this risk.

The following is a description of the Company's risk management policies related to IRLCs, MLHS, MSRs and debt:

Interest Rate Lock Commitments. IRLCs represent an agreement to extend credit to a mortgage loan applicant whereby the interest rate on the loan is set prior to funding. The loan commitment binds the Company (subject to the loan approval process) to lend funds to a potential borrower at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. The Company's loan commitments generally range between 30 and 90 days; however, the borrower is not obligated to obtain the loan. As such, the Company's outstanding IRLCs are subject to interest rate risk and related price risk during the period from the IRLC through the loan funding date or expiration date. In addition, the Company is subject to fallout risk, which is the risk that an approved borrower will choose not to close on the loan. The Company uses forward delivery commitments to manage these risks. The Company considers historical commitment-to-closing ratios to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs.

IRLCs are defined as derivative instruments under SFAS No. 133, as amended by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." Because IRLCs are considered derivatives, the associated risk management activities do not qualify for hedge accounting under SFAS No. 133. Therefore, the IRLCs and the related derivative instruments are considered freestanding derivatives and are classified as Other assets or Other liabilities in the Consolidated Balance Sheets with changes in their fair values recorded as a component of Gain on sale of mortgage loans, net in the Consolidated Statements of Operations.

Mortgage Loans Held for Sale. The Company is subject to interest rate and price risk on its MLHS from the loan funding date until the date the loan is sold into the secondary market. The Company uses mortgage forward delivery commitments to hedge these risks. These forward delivery commitments fix the forward sales price that will be realized in the secondary market and thereby reduce the interest rate and price risk to the Company. Such forward delivery commitments are designated and classified as fair value hedges to the extent they qualify for hedge accounting under SFAS No. 133. Forward delivery commitments that do not qualify for hedge accounting are considered freestanding derivatives. The forward delivery commitments are included in Other assets or Other liabilities in the Consolidated Balance Sheets. Changes in the fair value of all forward delivery commitments are recorded as a component of Gain on sale of mortgage loans, net in the Consolidated Statements of Operations. Changes in the fair value of MLHS are recorded as a component of Gain on sale of mortgage loans, net to the extent they qualify for hedge accounting under SFAS No. 133. Changes in the fair value of MLHS are not recorded to the extent the hedge relationship is deemed to be ineffective under SFAS No. 133.

The Company uses the following instruments in its risk management activities related to its IRLCs and MLHS:

- *Forward loan sales commitments:* represent obligations to sell mortgage-backed securities at specified prices in the future. The value of these instruments increase as mortgage rates rise.
- *Treasury futures:* represent obligations to purchase or deliver Treasury securities at specified prices in the future. Treasury futures increase in value as the interest rate on the underlying Treasury declines.
- *Options on Treasury Securities:* represent rights to buy or sell Treasuries at specified prices in the future.

The following table provides a summary of the changes in the fair values of IRLCs, MLHS and the related derivatives:

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Change in value of IRLCs	$ (12)	$ (18)	$ (30)
Change in value of MLHS	(4)	4	(8)
Total change in value of IRLCs and MLHS	(16)	(14)	(38)
Mark-to-market of derivatives designated as hedges of MLHS	(7)	(11)	(11)
Mark-to-market of freestanding derivatives[1]	(11)	21	40
Net (loss) gain on derivatives	(18)	10	29
Net loss on hedging activities[2]	$ (34)	$ (4)	$ (9)

(1) Amount includes $(17) million and $11 million of ineffectiveness recognized on hedges of MLHS during the years ended December 31, 2007 and 2005, respectively, due to the application of SFAS No. 133. The amount of ineffectiveness recognized on hedges of MLHS due to the application of SFAS No. 133 was insignificant during the year ended December 31, 2006. In accordance with SFAS No. 133, the change in the value of MLHS is only recorded to the extent the related derivatives are considered hedge effective. The ineffective portion of designated derivatives represents the change in the fair value of derivatives for which there were no corresponding changes in the value of the loans that did not qualify for hedge accounting under SFAS No. 133.

(2) During the years ended December 31, 2007, 2006 and 2005, the Company recognized $(11) million, $(7) million and $(19) million, respectively, of hedge ineffectiveness on derivatives designated as hedges of MLHS that qualified for hedge accounting under SFAS No. 133.

Mortgage Servicing Rights. The Company's MSRs are subject to substantial interest rate risk as the mortgage notes underlying the MSRs permit the borrowers to prepay the loans. Therefore, the value of the MSRs tends to diminish in periods of declining interest rates (as prepayments increase) and increase in periods of rising interest rates (as prepayments decrease). The Company uses a combination of derivative instruments to offset potential adverse changes in the fair value of its MSRs that could affect reported earnings. The gain or loss on derivatives is intended to react in the opposite direction of the change in the fair value of MSRs. The MSRs derivatives generally increase in value as interest rates decline and decrease in value as interest rates rise. For all periods presented, all of the derivatives associated with the MSRs were freestanding derivatives and were not designated in a hedge relationship pursuant to SFAS No. 133. These derivatives are classified as Other assets or Other liabilities in the Consolidated Balance Sheets with changes in their fair values recorded in Net derivative gain (loss) related to mortgage servicing rights in the Consolidated Statements of Operations.

The Company uses the following instruments in its risk management activities related to its MSRs:

- *Interest rate swap contracts:* represent agreements to exchange interest rate payments on underlying notional amounts. In the hedge of the Company's MSRs, the Company generally receives the fixed rate and pays the variable rate. Such contracts increase in value as interest rates decline.
- *Interest rate futures contracts:* represent obligations to purchase or deliver financial instruments at a future date based upon underlying debt securities (such as Treasuries or Government National Mortgage Association ("Ginnie Mae") mortgage-backed securities). Interest rate futures contracts increase in value as the interest rate on the underlying instrument declines.
- *Interest rate forward contracts:* represent obligations to purchase or deliver financial instruments to specific counterparties at future dates based upon underlying debt securities. Interest rate forward contracts increase in value as the interest rate on the underlying instrument declines.
- *Mortgage forward contracts:* represent obligations to buy mortgage-backed securities at a specified price in the future. Sometimes referred to as "to be announced" securities. Mortgage forward contracts increase in value as interest rates decline.
- *Options on forward contracts:* represent rights to buy or sell the underlying financial instruments such as mortgage-backed securities.
- *Options on futures contracts:* represent rights to buy or sell the underlying financial instruments such as mortgage-backed securities, generally through an exchange.
- *Options on swap contracts:* represent rights to enter into predetermined interest rate swaps at a future date (sometimes referred to as "swaptions"). In a receiver swaption, the fixed rate is received and the variable rate is paid upon exercise of the option. Receiver swaptions generally increase in value as rates fall. Conversely, in a payor swaption, the fixed rate is paid and the variable rate is received upon the exercise of the option. Payor swaptions generally increase in value as rates rise.
- *Principal-only swaps:* represent agreements to exchange the principal amount of underlying securities and are economically similar to purchasing principal-only securities. Principal-only swaps increase in value as interest rates decline.

The net activity in the Company's derivatives related to MSRs consisted of:

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Net balance, beginning of period	$ —[1]	$ 44[2]	$ 60[3]
Additions	252	178	294
Changes in fair value	96	(145)	(82)
Net settlement proceeds	(280)	(77)	(228)
Net balance, end of period	$ 68[4]	$ —[1]	$ 44[2]

(1) The net balance represents the gross asset of $56 million (recorded within Other assets in the Consolidated Balance Sheet) net of the gross liability of $56 million (recorded within Other liabilities in the Consolidated Balance Sheet).

(2) The net balance represents the gross asset of $73 million (recorded within Other assets) net of the gross liability of $29 million (recorded within Other liabilities).

(3) The net balance represents the gross asset of $79 million (recorded within Other assets) net of the gross liability of $19 million (recorded within Other liabilities).

(4) The net balance represents the gross asset of $152 million (recorded within Other assets in the Consolidated Balance Sheet) net of the gross liability of $84 million (recorded within Other liabilities in the Consolidated Balance Sheet).

Debt. The Company uses various hedging strategies and derivative financial instruments to create a desired mix of fixed- and variable-rate assets and liabilities. Derivative instruments used in these hedging strategies include swaps, interest rate caps and instruments with purchased option features. To more closely match the characteristics of the related assets, including the Company's net investment in variable-rate lease assets, the Company either issues variable-rate debt or fixed-rate debt, which may be swapped to variable LIBOR-based rates. The derivatives used to manage the risk associated with the Company's fixed-rate debt include instruments that were designated as fair value hedges as well as instruments that were not designated as fair value hedges. The terms of the derivatives that were designated as fair value hedges match those of the underlying hedged debt resulting in no net impact on the Company's results of operations during the years ended December 31, 2007, 2006 and 2005, except to create the accrual of interest expense at variable rates. The Company recognized a net gain of $1 million and a net loss of $4 million during the years ended December 31, 2007 and 2005, respectively, related to instruments which did not qualify for hedge accounting treatment pursuant to SFAS No. 133, which were recorded in Mortgage interest expense in the Consolidated Statements of Operations. The net gain recognized during the year ended December 31, 2006 related to instruments which did not qualify for hedge accounting treatment pursuant to SFAS No. 133 was not significant and was recorded in Mortgage interest expense in the Consolidated Statement of Operations. On February 9, 2005, the Company prepaid $443 million aggregate principal amount of its outstanding senior notes (see Note 3, "Spin-Off from Cendant"). As a result, the unamortized balance of this deferred swap gain was recognized as a reduction to the prepayment charge incurred in connection with the debt prepayment, which was included in Spin-Off related expenses in the Consolidated Statement of Operations for the year ended December 31, 2005. Amortization of this deferred swap gain recorded during the year ended December 31, 2005 prior to the prepayment was not significant.

From time-to-time, the Company uses derivatives that convert variable cash flows to fixed cash flows to manage the risk associated with its variable-rate debt and net investment in variable-rate lease assets. Such derivatives may include freestanding derivatives and derivatives designated as cash flow hedges. Net gains recognized during the years ended December 31, 2007 and 2006 related to instruments that were not designated as cash flow hedges were not significant and were recorded in Fleet interest expense in the Consolidated Statements of Operations. The Company recognized a net loss of $2 million during the year ended December 31, 2005 related to instruments that were not designated as cash flow hedges, which were recorded in Fleet interest expense in the Consolidated Statement of Operations.

Credit Risk and Exposure

The Company originates loans in all 50 states and the District of Columbia. Concentrations of credit risk are considered to exist when there are amounts loaned to multiple borrowers with similar characteristics, which could cause their ability to meet contractual obligations to be similarly impacted by economic or other conditions. California was the only state that represented more than 10% of the unpaid principal balance in the Company's loan servicing portfolio, accounting for approximately 11% of the balance as of December 31, 2007. For the year ended December 31, 2007, approximately 44% of loans originated by the Company were derived from Realogy's owned real estate brokerage business, NRT, and relocation business, Cartus or its franchisees. In addition, approximately 20% of the Company's loan originations were derived from one private-label partner during the year ended December 31, 2007.

The Company is exposed to commercial credit risk for its clients under the lease and service agreements for PHH Vehicle Management Services Group LLC ("PHH Arval") (the Company's Fleet Management Services business). The Company manages such risk through an evaluation of the financial position and creditworthiness of the client, which is performed on at least an annual basis. The lease agreements allow PHH Arval to refuse any additional orders; however, PHH Arval would remain obligated for all units under contract at that time. The service agreements can generally be terminated upon 30 days written notice. PHH Arval had no significant client concentrations as no client represented more than 5% of the Net revenues of the business during the year ended December 31, 2007. PHH Arval's historical net credit losses as a percentage of the ending balance of Net investment in fleet leases have not exceeded 0.03% in any of the last three years.

The Company is exposed to counterparty credit risk in the event of non-performance by counterparties to various agreements and sales transactions. The Company manages such risk by evaluating the financial position and creditworthiness of such counterparties and/or requiring collateral, typically cash, in instances in which financing is provided. The Company mitigates counterparty credit risk associated with its derivative contracts by monitoring the amount for which it is at risk with each counterparty to such contracts, requiring collateral posting, typically cash, above established credit limits, periodically evaluating counterparty creditworthiness and financial position, and where possible, dispersing the risk among multiple counterparties.

As of December 31, 2007, there were no significant concentrations of credit risk with any individual counterparty or groups of counterparties. Concentrations of credit risk associated with receivables are considered minimal due to the Company's diverse customer base. With the exception of the financing provided to customers of its mortgage business, the Company does not normally require collateral or other security to support credit sales.

11. Vehicle Leasing Activities

The components of Net investment in fleet leases were as follows:

	December 31,	
	2007	2006
	(In millions)	
Operating Leases:		
Vehicles under open-end operating leases	$ 7,350	$ 6,958
Vehicles under closed-end operating leases	251	273
Vehicles under operating leases	7,601	7,231
Less: Accumulated depreciation	(3,827)	(3,541)
Net investment in operating leases	3,774	3,690
Direct Financing Leases:		
Lease payments receivable	182	182
Less: Unearned income	(11)	(25)
Net investment in direct financing leases	171	157
Off-Lease Vehicles:		
Vehicles not yet subject to a lease	274	292
Vehicles held for sale	13	20
Less: Accumulated depreciation	(8)	(12)
Net investment in off-lease vehicles	279	300
Net investment in fleet leases	$ 4,224	$ 4,147

At December 31, 2007, future minimum lease payments to be received on the Company's operating and direct financing leases were as follows:

	Future Minimum Lease Payments(1) Operating Leases	Future Minimum Lease Payments(1) Direct Financing Leases
	(In millions)	
2008	$ 1,199	$ 52
2009	53	9
2010	40	8
2011	22	4
2012	15	4
Thereafter	12	2
	$ 1,341	$ 79

(1) Amounts included for the interest component of the future minimum lease payments are based on the interest rate in effect at the inception of each lease. Contingent rentals from operating leases were not significant for the year ended December 31, 2007. Contingent rentals from operating leases were $10 million and $16 million for the years ended December 31, 2006 and 2005, respectively. Contingent rentals from direct financing leases were not significant for the years ended December 31, 2007, 2006 and 2005.

The future minimum lease payments disclosed above include the monthly payments for the unexpired portion of the minimum lease term, which is 12 months under the Company's open-end lease agreements, and the residual values guaranteed by the lessees during the minimum lease term. These leases may be continued after the minimum lease term at the lessee's election.

12. Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of:

	December 31, 2007	December 31, 2006
	(In millions)	
Furniture, fixtures and equipment	$ 79	$ 79
Capitalized software	93	76
Building and leasehold improvements	10	9
	182	164
Less: Accumulated depreciation and amortization	(121)	(100)
	$ 61	$ 64

13. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of:

	December 31, 2007	December 31, 2006
	(In millions)	
Accounts payable	$ 304	$ 288
Accrued interest	37	42
Accrued payroll and benefits	34	45
Income taxes payable	34	—
Other	124	119
	$ 533	$ 494

14. Debt and Borrowing Arrangements

The following tables summarize the components of the Company's indebtedness as of December 31, 2007 and 2006:

	December 31, 2007			
	Vehicle Management Asset-Backed Debt	Mortgage Warehouse Asset-Backed Debt	Unsecured Debt	Total
	(In millions)			
Term notes	$ —	$ —	$ 633	$ 633
Variable funding notes	3,548	555	—	4,103
Commercial paper	—	—	132	132
Borrowings under credit facilities	—	556	840	1,396
Other	8	—	7	15
	$ 3,556	$ 1,111	$ 1,612	$ 6,279

	December 31, 2006			
	Vehicle Management Asset-Backed Debt	Mortgage Warehouse Asset-Backed Debt	Unsecured Debt	Total
	(In millions)			
Term notes	$ —	$ 400	$ 646	$ 1,046
Variable funding notes	3,532	774	—	4,306
Subordinated debt	—	50	—	50
Commercial paper	—	688	411	1,099
Borrowings under credit facilities	—	66	1,019	1,085
Other	9	26	26	61
	$ 3,541	$ 2,004	$ 2,102	$ 7,647

ASSET-BACKED DEBT

Vehicle Management Asset-Backed Debt

Vehicle management asset-backed debt primarily represents variable-rate debt issued by the Company's wholly owned subsidiary, Chesapeake, to support the acquisition of vehicles used by the Fleet Management Services segment's leasing operations. As of both December 31, 2007 and 2006, variable funding notes outstanding under this arrangement aggregated $3.5 billion. The debt issued as of December 31, 2007 was collateralized by approximately $4.1 billion of leased vehicles and related assets, primarily included in Net investment in fleet leases in the Consolidated Balance Sheet and is not available to pay the Company's general obligations. The titles to all the vehicles collateralizing the debt issued by Chesapeake are held in a bankruptcy remote trust, and the Company acts as a servicer of all such leases. The bankruptcy remote trust also acts as a lessor under both operating and direct financing lease agreements. As of December 31, 2007, the agreement governing the Series 2006-1 notes, with a capacity of $2.9 billion, was scheduled to expire on March 4, 2008 (the "Series 2006-1 Scheduled Expiry Date"). On November 30, 2007, the agreement governing the Series 2006-2 notes, with a capacity of $1.0 billion, was amended to extend the expiration date to November 28, 2008 (the "Series 2006-2 Scheduled Expiry Date" and together with the Series 2006-1 Scheduled Expiry Date, the "Scheduled Expiry Dates"), increase the commitment and program fee rates and modify other covenants and terms. These agreements are renewable on or before the Scheduled Expiry Dates, subject to agreement by the parties. If the agreements are not renewed, monthly repayments on the notes are required to be made as certain cash inflows are received relating to the securitized vehicle leases and related assets beginning in the month following the Scheduled Expiry Dates and ending up to 125 months after the Scheduled Expiry Dates. The weighted-average interest rate of vehicle management asset-backed debt arrangements was 5.7% as of both December 31, 2007 and 2006.

As of December 31, 2007, the total capacity under vehicle management asset-backed debt arrangements was approximately $3.9 billion, and the Company had $352 million of unused capacity available. See Note 26, "Subsequent Events" for a discussion of the modifications made to the Series 2006-1 notes after December 31, 2007.

During the year ended December 31, 2006, the Company recorded a $4 million loss on the extinguishment of certain vehicle management asset-backed debt that is included in Other operating expenses in the Consolidated Statement of Operations.

Mortgage Warehouse Asset-Backed Debt

The Company maintains a committed mortgage repurchase facility (the "Mortgage Repurchase Facility") that is funded by a multi-seller conduit and is used to finance mortgage loans originated by PHH Mortgage, the Company's wholly owned subsidiary. On October 29, 2007, the Company amended the Mortgage Repurchase Facility by executing the Sixth Amended and Restated Master Repurchase Agreement (the "Repurchase Agreement") and the Amended and Restated Servicing Agreement (together with the Repurchase Agreement, the "Amended Repurchase Agreements"). The Amended Repurchase Agreements decreased the capacity of the Mortgage Repurchase Facility from $750 million to $550 million through November 29, 2007 and to $275 million thereafter, modified the eligibility of the underlying mortgage loan collateral and modified certain other covenants and terms. As of December 31, 2007, borrowings under the Mortgage Repurchase Facility were $251 million and were collateralized by underlying mortgage loans and related assets of $280 million, primarily included in Mortgage loans held for sale, net in the Consolidated Balance Sheet. As of December 31, 2006, borrowings under this facility were $505 million. As of December 31, 2007 and 2006, borrowings under this variable-rate facility bore interest at 5.1% and 5.4%, respectively. The Mortgage Repurchase Facility expires on October 27, 2008 and is renewable on an annual basis, subject to the agreement of the parties. The assets collateralizing this facility are not available to pay the Company's general obligations.

On November 1, 2007, the Company entered into a $1 billion committed mortgage repurchase facility by executing the Master Repurchase Agreement and Guaranty (together, the "Greenwich Repurchase Facility"). As of

December 31, 2007, borrowings under the Greenwich Repurchase Facility were $532 million and were collateralized by underlying mortgage loans and related assets of $551 million, primarily included in Mortgage loans held for sale, net in the Consolidated Balance Sheet. Borrowings under this variable-rate facility bore interest at 5.4% as of December 31, 2007. The Greenwich Repurchase Facility expires on October 30, 2008. The assets collateralizing the Greenwich Repurchase Facility are not available to pay the general obligations of the Company.

The Mortgage Venture maintains a $350 million repurchase facility (the "Mortgage Venture Repurchase Facility") with Bank of Montreal and Barclays Bank PLC as Bank Principals and Fairway Finance Company, LLC and Sheffield Receivables Corporation as Conduit Principals. As of December 31, 2007, borrowings under the Mortgage Venture Repurchase Facility were $304 million and were collateralized by underlying mortgage loans and related assets of $343 million, primarily included in Mortgage loans held for sale, net in the Consolidated Balance Sheet. As of December 31, 2006, borrowings under this facility were $269 million. Borrowings under this variable-rate facility bore interest at 5.4% as of both December 31, 2007 and 2006. The Mortgage Venture also pays an annual liquidity fee of 20 basis points ("bps") on 102% of the program size. The maturity date for this facility is June 1, 2009, subject to annual renewals of certain underlying conduit liquidity arrangements. The assets collateralizing this facility are not available to pay the Company's general obligations.

The Mortgage Venture also maintains a secured line of credit agreement with Barclays Bank PLC, Bank of Montreal and JPMorgan Chase Bank, N.A. that is used to finance mortgage loans originated by the Mortgage Venture. On October 5, 2007, the capacity of this line of credit was reduced from $200 million to $150 million. As of December 31, 2007, borrowings under this secured line of credit were $17 million and were collateralized by underlying mortgage loans and related assets of $60 million, primarily included in Mortgage loans held for sale, net in the Consolidated Balance Sheet. As of December 31, 2006, borrowings under this line of credit were $58 million. This variable-rate line of credit bore interest at 5.5% and 6.2% as of December 31, 2007 and 2006, respectively. This line of credit agreement expires on October 3, 2008.

Bishop's Gate Residential Mortgage Trust ("Bishop's Gate") was a consolidated bankruptcy remote special purpose entity that was utilized to warehouse mortgage loans originated by the Company prior to their sale into the secondary market. The activities of Bishop's Gate were limited to (i) purchasing mortgage loans from the Company's mortgage subsidiary, (ii) issuing commercial paper, senior term notes, subordinated certificates and/or borrowing under a liquidity agreement to effect such purchases, (iii) entering into interest rate swaps to hedge interest rate risk and certain non-credit-related market risk on the purchased mortgage loans, (iv) selling and securitizing the acquired mortgage loans to third parties and (v) engaging in certain related transactions. As a result of events in the mortgage industry during the second half of 2007 which reduced investor demand for securities issued by single-seller mortgage warehouse facilities, the Company completed transitioning its mortgage financing programs from Bishop's Gate facilities to alternative mortgage warehouse asset-backed debt arrangements by voluntarily terminating the Bishop's Gate debt arrangements on December 20, 2007 (the "Redemption Date"). On the Redemption Date, the Company retired $400 million of term notes issued under the Base Indenture dated as of December 11, 1998 between The Bank of New York, as Indenture Trustee and Bishop's Gate (the "Bishop's Gate Notes") and $50 million of subordinated certificates issued by Bishop's Gate (the "Bishop's Gate Certificates"). As of December 31, 2006, the Bishop's Gate Notes aggregated $400 million and were variable-rate instruments. The weighted-average interest rate on the Bishop's Gate Notes as of December 31, 2006 was 5.7%. As of December 31, 2006, the Bishop's Gate Certificates aggregated $50 million and were primarily fixed-rate instruments. The weighted-average interest rate on the Bishop's Gate Certificates as of December 31, 2006 was 5.6%. As of December 31, 2006, commercial paper issued under the Amended and Restated Liquidity Agreement, dated as of December 11, 1998, as further amended and restated as of December 2, 2003, among Bishop's Gate, certain banks listed therein and JPMorgan Chase Bank, as Agent (the "Bishop's Gate Liquidity Agreement"), aggregated $688 million. Bishop's Gate commercial paper were fixed-rate instruments which generally matured within 90 days of issuance. The weighted-average interest rate on the Bishop's Gate commercial paper as of December 31, 2006 was 5.4%. The Bishop's Gate Liquidity Agreement expired on November 30, 2007, Bishop's Gate ceased issuing commercial paper at that time.

As of December 31, 2007, the total capacity under mortgage warehouse asset-backed debt arrangements was approximately $1.8 billion, and the Company had approximately $679 million of unused capacity available.

Unsecured Debt

Term Notes

The outstanding carrying value of term notes as of December 31, 2007 and 2006 consisted of $633 million and $646 million, respectively, of medium-term notes (the "MTNs") publicly issued under the Indenture, dated as of November 6, 2000 (as amended and supplemented, the "MTN Indenture") by and between PHH and The Bank of New York, as successor trustee for Bank One Trust Company, N.A. As of December 31, 2007, the outstanding MTNs were scheduled to mature between January 2008 and April 2018. The effective rate of interest for the MTNs outstanding as of December 31, 2007 and 2006 was 6.9% and 6.8%, respectively.

Commercial Paper

The Company's policy is to maintain available capacity under its committed credit facilities (described below) to fully support its outstanding unsecured commercial paper. In addition, should the commercial paper markets be unavailable to the Company, its committed unsecured credit facilities provide an alternative source of liquidity. The Company had unsecured commercial paper obligations of $132 million and $411 million as of December 31, 2007 and 2006, respectively. This commercial paper is fixed-rate and matures within 90 days of issuance. The weighted-average interest rate on outstanding unsecured commercial paper as of December 31, 2007 and 2006 was 6.0% and 5.7%, respectively.

Credit Facilities

The Company is party to the Amended and Restated Competitive Advance and Revolving Credit Agreement (the "Amended Credit Facility"), dated as of January 6, 2006, among PHH Corporation, a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent. Borrowings under the Amended Credit Facility were $840 million and $404 million as of December 31, 2007 and 2006, respectively. The termination date of this $1.3 billion agreement is January 6, 2011. Pricing under the Amended Credit Facility is based upon the Company's senior unsecured long-term debt ratings. If the ratings on the Company's senior unsecured long-term debt assigned by Moody's Investors Service, Standard & Poor's and Fitch Ratings are not equivalent to each other, the second highest credit rating assigned by them determines pricing under the Amended Credit Facility. Borrowings under the Amended Credit Facility bore interest at LIBOR plus a margin of 38 bps as of December 31, 2006. The Amended Credit Facility also requires the Company to pay utilization fees if its usage exceeds 50% of the aggregate commitments under the Amended Credit Facility and per annum facility fees. As of December 31, 2006, the per annum utilization and facility fees were 10 bps and 12 bps, respectively.

On January 22, 2007, Standard & Poor's downgraded its rating on the Company's senior unsecured long-term debt from BBB to BBB-. As a result, the fees and interest rates on borrowings under the Amended Credit Facility increased. After the downgrade, borrowings under the Amended Credit Facility bear interest at LIBOR plus a margin of 47.5 bps. In addition, the per annum utilization and facility fees increased to 12.5 bps and 15 bps, respectively. In the event that both of the Company's second highest and lowest credit ratings are downgraded in the future, the margin over LIBOR and the facility fee under the Amended Credit Facility would become 70 bps and 17.5 bps, respectively, while the utilization fee would remain 12.5 bps.

The Company also maintained an unsecured revolving credit agreement (the "Supplemental Credit Facility") with a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent. Borrowings under the Supplemental Credit Facility were $200 million as of December 31, 2006. As of December 31, 2006, pricing under the Supplemental Credit Facility was based upon the Company's senior unsecured long-term debt ratings assigned by Moody's Investors Service, Standard & Poor's and Fitch Ratings, and borrowings bore interest at LIBOR plus a margin of 38 bps. The Supplemental Credit Facility also required the Company to pay per annum utilization fees if its usage exceeded 50% of the aggregate commitments under the Supplemental Credit Facility and per annum facility fees. As of December 31, 2006, the per annum utilization and facility fees were 10 bps and 12 bps, respectively. The Company was also required to pay an additional facility fee of 10 bps against the outstanding commitments under the facility as of October 6, 2006. After Standard & Poor's downgraded its rating on the Company's senior unsecured long-term debt on January 22, 2007, borrowings under the Supplemental Credit Facility bore interest at LIBOR plus a margin of 47.5 bps and the utilization and facility fees were increased to 12.5 bps and 15 bps, respectively.

On February 22, 2007, the Supplemental Credit Facility was amended to extend its expiration date to December 15, 2007, reduce the total commitment to $200 million and modify the fees and interest rate paid on outstanding borrowings. After this amendment, pricing under the Supplemental Credit Facility was based upon the Company's senior unsecured long-term debt ratings assigned by Moody's Investors Service and Standard & Poor's. As a result of this amendment, borrowings under the Supplemental Credit Facility bore interest at LIBOR plus a margin of 82.5 bps and the per annum facility fee increased to 17.5 bps. The amendment eliminated the per annum utilization fee under the Supplemental Credit Facility. The Company repaid the $200 million outstanding balance on the Supplemental Credit Facility on its expiration date using available cash, proceeds from the issuance of unsecured commercial paper and borrowings under its credit facilities.

The Company was party to an unsecured credit agreement with a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent, that provided capacity solely for the repayment of the MTNs that occurred during the third quarter of 2006 (the "Tender Support Facility"). Borrowings under the Tender Support Facility were $415 million as of December 31, 2006. Pricing under the Tender Support Facility was based upon the Company's senior unsecured long-term debt ratings assigned by Moody's Investors Service and Standard & Poor's. As of December 31, 2006, borrowings under this agreement bore interest at LIBOR plus a margin of 75 bps. The Tender Support Facility also required the Company to pay an initial fee of 10 bps of the commitment and a per annum commitment fee of 12 bps as of December 31, 2006. In addition, during the year ended December 31, 2006, the Company paid a one-time fee of 15 bps against borrowings of $415 million drawn under the Tender Support Facility. After Standard & Poor's downgraded its rating on the Company's senior unsecured long-term debt on January 22, 2007, borrowings under the Tender Support Facility bore interest at LIBOR plus a margin of 100 bps and the per annum commitment fee was increased to 17.5 bps.

On February 22, 2007, the Tender Support Facility was amended to extend its expiration date to December 15, 2007, reduce the total commitment to $415 million, modify the interest rates to be paid on the Company's outstanding borrowings based on certain of its senior unsecured long-term debt ratings and eliminate the per annum commitment fee. As a result of this amendment, borrowings under the Tender Support Facility bore interest at LIBOR plus a margin of 100 bps. The Company repaid the $415 million outstanding balance on the Tender Support Facility on its expiration date using available cash, proceeds from the issuance of unsecured commercial paper and borrowings under its credit facilities.

The Company maintains other unsecured credit facilities in the ordinary course of business as set forth in "Debt Maturities" below.

Debt Maturities

The following table provides the contractual maturities of the Company's indebtedness at December 31, 2007 except for the Company's vehicle management asset-backed notes, where estimated payments have been used assuming the underlying agreements were not renewed (the indentures related to vehicle management asset-backed notes require principal payments based on cash inflows relating to the securitized vehicle leases and related assets if the indentures are not renewed on or before the Scheduled Expiry Dates):

	Asset-Backed	Unsecured	Total
		(In millions)	
Within one year	$ 1,792	$ 338	$ 2,130
Between one and two years	1,065	—	1,065
Between two and three years	845	5	850
Between three and four years	555	840	1,395
Between four and five years	316	—	316
Thereafter	94	429	523
	$ 4,667	$ 1,612	$ 6,279

As of December 31, 2007, available funding under the Company's asset-backed debt arrangements and unsecured committed credit facilities consisted of:

	Capacity[(1)]	Utilized Capacity	Available Capacity
		(In millions)	
Asset-Backed Funding Arrangements			
Vehicle management	$ 3,908	$ 3,556	$ 352
Mortgage warehouse	1,790	1,111	679
Unsecured Committed Credit Facilities[(2)]	1,301	980	321

(1) Capacity is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements. With respect to asset-backed funding arrangements, capacity may be further limited by the availability of asset eligibility requirements under the respective agreements. See Note 26, "Subsequent Events" for information regarding changes in the Company's capacity under asset-backed debt arrangements after December 31, 2007.

(2) Available capacity reflects a reduction in availability due to an allocation against the facilities of $132 million which fully supports the outstanding unsecured commercial paper issued by the Company as of December 31, 2007. Under the Company's policy, all of the outstanding unsecured commercial paper is supported by available capacity under its unsecured committed credit facilities. In addition, utilized capacity reflects $8 million of letters of credit issued under the Amended Credit Facility.

Beginning on March 16, 2006, access to the Company's continuous offering shelf registration statement for public debt issuances was no longer available due to the Company's non-current filing status with the SEC. Although the Company became current in its filing status with the SEC on June 28, 2007, this shelf registration statement will not be available to the Company until it is a timely filer under the Exchange Act of 1934 (the "Exchange Act") for twelve consecutive months. The Company may, however, access the public debt markets through the filing of other registration statements.

Debt Covenants

Certain of the Company's debt arrangements require the maintenance of certain financial ratios and contain restrictive covenants, including, but not limited to, material adverse change, restrictions on indebtedness of material subsidiaries, mergers, liens, liquidations and sale and leaseback transactions. The Amended Credit Facility, the Mortgage Repurchase Facility, the Greenwich Repurchase Facility and the Mortgage Venture Repurchase Facility require that the Company maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion plus 25% of net income, if positive, for each fiscal quarter ended after December 31, 2004 and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 10:1. The MTN Indenture requires that the Company maintain a debt to tangible equity ratio of not more than 10:1. The MTN Indenture also restricts the Company from paying dividends if, after giving effect to the dividend payment, the debt to equity ratio exceeds 6.5:1. At December 31, 2007, the Company was in compliance with all of its financial covenants related to its debt arrangements.

Under certain of the Company's financing, servicing, hedging and related agreements and instruments (collectively, the "Financing Agreements"), the lenders or trustees have the right to notify the Company if they believe it has breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, the Company believes it would have various periods in which to cure such events of default. If it does not cure the events of default or obtain necessary waivers within the required time periods, the maturity of some of its debt could be accelerated and its ability to incur additional indebtedness could be restricted. In addition, events of default or acceleration under certain of the Company's Financing Agreements would trigger cross-default provisions under certain of its other Financing Agreements.

15. Pension and Other Post Employment Benefits

Defined Contribution Savings Plans

The Company and the Mortgage Venture sponsor separate defined contribution savings plans that provide certain eligible employees of the Company and the Mortgage Venture an opportunity to accumulate funds for retirement. The Company and the Mortgage Venture match the contributions of participating employees on the basis specified by these plans. The Company's cost for contributions to these plans was $15 million during the year ended December 31, 2007 and was $16 million during each of the years ended December 31, 2006 and 2005.

Defined Benefit Pension Plan and Other Employee Benefit Plan

The Company sponsors a domestic non-contributory defined benefit pension plan, which covers certain eligible employees. Benefits are based on an employee's years of credited service and a percentage of final average compensation, or as otherwise described by the plan. In addition, the Company maintains an other post employment benefits ("OPEB") plan for retiree health and welfare for certain eligible employees. Both the defined benefit pension plan and the OPEB plan are frozen plans, wherein the plans only accrue additional benefits for a very limited number of the Company's employees.

The measurement date for all of the Company's benefit obligations and plan assets is December 31. The following table provides benefit obligations, plan assets and the funded status of the Company's defined benefit pension and OPEB plans:

	Pension Benefits		Other Post Employment Benefits	
	2007	2006	2007	2006
	(In millions)			
Benefit obligation—December 31	$ 29	$ 30	$ 2	$ 2
Fair value of plan assets—December 31	25	24	—	—
Funded status	(4)	(6)	(2)	(2)
Unfunded pension liability recorded in Accumulated other comprehensive income:				
Net loss	5	7	—	—
Transition obligation	—	—	—	1
Net amount recognized—December 31	$ 1	$ 1	$ (2)	$ (1)

During the year ended December 31, 2007, the net periodic benefit cost related to the defined benefit pension plan was not significant. During the years ended December 31, 2006 and 2005, the net periodic benefit cost related to the defined benefit pension plan was $1 million and $2 million, respectively. The expense recorded for the OPEB plan during the years ended December 31, 2007, 2006 and 2005 was not significant.

As of December 31, 2007, future expected benefit payments, which reflect expected future service, as appropriate, under the Company's defined benefit pension plan were $1 million in each of the years ending

December 31, 2008 through 2011, $2 million in the year ending December 31, 2012 and $10 million for the five years ending December 31, 2017.

The Company's policy is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws and additional amounts at the discretion of the Company. The Company did not make a contribution to the defined benefit pension plan during the year ended December 31, 2007. The Company made a contribution of $3 million to its defined benefit pension plan during the year ended December 31, 2006. The Company expects to make a contribution of approximately $4 million to its defined benefit pension plan during 2008.

16. Income Taxes

The income tax (benefit) provision consisted of the following:

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Current:			
Federal	$ 29	$ 23	$ 37
State	(4)	(2)	4
Foreign	16	1	6
	41	22	47
Income Tax Contingencies:			
Change in income tax contingencies	(8)	11	15
Interest and penalties	2	1	—
	(6)	12	15
Deferred:			
Federal	(56)	(29)	16
State	(8)	—	11
Foreign	(5)	5	(2)
	(69)	(24)	25
(Benefit from) provision for income taxes	$ (34)	$ 10	$ 87

(Loss) income from continuing operations before income taxes and minority interest consisted of the following:

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Domestic operations	$ (78)	$ (22)	$ 147
Foreign operations	33	18	12
(Loss) income from continuing operations before income taxes and minority interest	$ (45)	$ (4)	$ 159

Deferred income taxes were comprised of the following:

	December 31, 2007	December 31, 2006
	(In millions)	
Deferred income tax assets:		
Accrued liabilities, provisions for losses and deferred income	$ 159	$ 123
Federal loss carryforwards and credits	18	14
State loss carryforwards and credits	69	74
Purchased mortgage servicing rights	6	32
Alternative minimum tax credit carryforward	67	46
Other	1	7
Deferred income tax assets	320	296
Valuation allowance	(69)	(63)
Deferred income tax assets, net of valuation allowance	251	233
Deferred income tax liabilities:		
Unamortized mortgage servicing rights	429	564
Depreciation and amortization	490	395
Other	29	40
Deferred income tax liabilities	948	999
Net deferred income tax liability	$ 697	$ 766

The deferred income tax assets valuation allowances of $69 million and $63 million at December 31, 2007 and 2006, respectively, primarily relate to federal and state loss carryforwards. The valuation allowance will be reduced when and if the Company determines that it is more likely than not that all or a portion of the deferred income tax assets will be realized. The federal and state loss carryforwards expire from 2010 to 2025 and from 2008 to 2026, respectively.

The Company has an alternative minimum tax credit of $67 million that is not subject to limitations. The credits existing at the time of the Spin-Off of $23 million were evaluated, and the appropriate actions were taken by Cendant and the Company to make the credits available to the Company after the Spin-Off. The Company has determined at this time that it can utilize all alternative minimum tax carryforwards in future years; therefore, no reserve or valuation allowance has been recorded.

No provision has been made for federal deferred income taxes on approximately $66 million of accumulated and undistributed earnings of the Company's foreign subsidiaries at December 31, 2007 since it is the present intention of management to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized federal deferred income tax liability for unremitted earnings is not practicable.

The Company's total income taxes differ from the amount that would be computed by applying the U.S. federal statutory rate as follows:

	Year Ended December 31,		
	2007	2006	2005
	(In millions, except for percentages)		
(Loss) income from continuing operations before income taxes and minority interest	$ (45)	$ (4)	$ 159
Statutory federal income tax rate	(35)%	(35)%	35%
Income taxes computed at statutory federal rate	$ (16)	$ (1)	$ 56
State and local income taxes, net of federal tax benefits	(8)	(5)	7
Liabilities for income tax contingencies	2	12	15
Changes in state apportionment factors	4	3	9
Changes in valuation allowance	(20)	1	1
Other	4	—	(1)
(Benefit from) provision for income taxes	$ (34)	$ 10	$ 87
Calculated effective tax rate	(76.1)%	249.1%	54.7%

During the year ended December 31, 2007, the Company recorded a $20 million decrease in valuation allowances for deferred tax assets (primarily due to the utilization of loss carryforwards as a result of taxable income generated during the year ended December 31, 2007), a $2 million increase in liabilities for income tax contingencies and a net deferred income tax charge of $4 million representing the change in estimated deferred state income taxes for state apportionment factors, all of which significantly impacted its effective tax rate for that year. In addition, the Company recorded a state income tax benefit of $8 million. Due to the Company's mix of income and loss from its operations by entity and state income tax jurisdiction, there was a significant difference between the state income tax effective rates during the years ended December 31, 2007, 2006 and 2005.

During the year ended December 31, 2006, the Company recorded a $12 million increase in liabilities for income tax contingencies and a net deferred income tax charge of $3 million representing the change in estimated deferred state income taxes for state apportionment factors, both of which significantly impacted its effective tax rate for that year. In addition, the Company recorded a state income tax benefit of $5 million.

During the year ended December 31, 2005, the Company recorded a $15 million liability for income tax contingencies and a net deferred income tax charge related to the Spin-Off of $9 million representing the change in estimated deferred state income taxes for state apportionment factors, both of which significantly impacted its effective tax rate for that year.

In connection with the Spin-Off, the Company and Cendant entered into a tax sharing agreement more fully described in Note 17, "Commitments and Contingencies."

17. Commitments and Contingencies

Tax Contingencies

In connection with the Spin-Off, the Company and Cendant entered into a tax sharing agreement dated January 31, 2005, which was amended on December 21, 2005 (the "Amended Tax Sharing Agreement"). The Amended Tax Sharing Agreement governs the allocation of liabilities for taxes between Cendant and the Company, indemnification for certain tax liabilities and responsibility for preparing and filing tax returns and defending tax contests, as well as other tax-related matters. The Amended Tax Sharing Agreement contains certain provisions relating to the treatment of the ultimate settlement of Cendant tax contingencies that relate to audit adjustments due to taxing authorities' review of income tax returns. The Company's tax basis in certain assets may be adjusted in the future, and the Company may be required to remit tax benefits ultimately realized by the Company to Cendant in certain circumstances. Certain of the effects of future adjustments relating to years the Company was included in Cendant's income tax returns that change the tax basis of assets, liabilities and net operating loss and tax credit carryforward amounts may be recorded in equity rather than as an adjustment to the tax provision.

Also, pursuant to the Amended Tax Sharing Agreement, the Company and Cendant have agreed to indemnify each other for certain liabilities and obligations. The Company's indemnification obligations could be significant in certain circumstances. For example, the Company is required to indemnify Cendant for any taxes incurred by it and its affiliates as a result of any action, misrepresentation or omission by the Company or its affiliates that causes the distribution of the Company's Common stock by Cendant or the internal reorganization transactions relating thereto to fail to qualify as tax-free. In the event that the Spin-Off or the internal reorganization transactions relating thereto do not qualify as tax-free for any reason other than the actions, misrepresentations or omissions of Cendant or the Company or its respective subsidiaries, then the Company would be responsible for 13.7% of any taxes resulting from such a determination. This percentage was based on the relative pro forma net book values of Cendant and the Company as of September 30, 2004, without giving effect to any adjustments to the book values of certain long-lived assets that may be required as a result of the Spin-Off and the related transactions. The Company cannot determine whether it will have to indemnify Cendant or its affiliates for any substantial obligations in the future. The Company also has no assurance that if Cendant or any of its affiliates is required to indemnify the Company for any substantial obligations, they will be able to satisfy those obligations.

Cendant disclosed in its Annual Report on Form 10-K for the year ended December 31, 2006 (the "Cendant 2006 Form 10-K") (filed on March 1, 2007 under Avis Budget Group, Inc.) that it and its subsidiaries are the subject of an IRS audit for the tax years ended December 31, 2003 through 2006. The Company, since it was a subsidiary of Cendant through January 31, 2005, is included in this IRS audit of Cendant. Under certain provisions of the IRS regulations, the Company and its subsidiaries are subject to several liability to the IRS (together with Cendant and certain of its affiliates (the "Cendant Group") prior to the Spin-Off) for any consolidated federal income tax liability of the Cendant Group arising in a taxable year during any part of which they were members of the Cendant Group. Cendant also disclosed in the Cendant 2006 Form 10-K that it settled the IRS audit for the taxable years 1998 through 2002 that included the Company. As provided in the Amended Tax Sharing Agreement, Cendant is responsible for and required to pay to the IRS all taxes required to be reported on the consolidated federal returns for taxable periods ended on or before January 31, 2005. Pursuant to the Amended Tax Sharing Agreement, Cendant is solely responsible for separate state taxes on a significant number of the Company's income tax returns for years 2003 and prior. In addition, Cendant is solely responsible for paying tax deficiencies arising from adjustments to the Company's federal income tax returns and for the Company's state and local income tax returns filed on a consolidated, combined or unitary basis with Cendant for taxable periods ended on or before the Spin-Off, except for those taxes which might be attributable to the Spin-Off or internal reorganization transactions relating thereto, as more fully discussed above. The Company will be solely responsible for any tax deficiencies arising from adjustments to separate state and local income tax returns for taxable periods ending after 2003 and for adjustments to federal and all state and local income tax returns for periods after the Spin-Off.

Legal Contingencies

The Company is party to various claims and legal proceedings from time-to-time related to contract disputes and other commercial, employment and tax matters. The Company is not aware of any pending legal proceedings that it believes could have, individually or in the aggregate, a material adverse effect on its business, financial position, results of operations or cash flows.

In March and April 2006, several purported class actions were filed against the Company, its Chief Executive Officer and its former Chief Financial Officer in the U.S. District Court for the District of New Jersey. The plaintiffs sought to represent an alleged class consisting of all persons (other than the Company's officers and Directors and their affiliates) who purchased the Company's Common stock during certain time periods beginning March 15, 2005 in one case and May 12, 2005 in the other cases and ending March 1, 2006. The plaintiffs alleged, among other matters, that the defendants violated Section 10(b) of the Exchange Act, as amended and Rule 10b-5 thereunder. Each of these purported class actions has since been voluntarily dismissed by the plaintiffs. Additionally, two derivative actions were filed in the U.S. District Court for the District of New Jersey against the Company, its former Chief Financial Officer and each member of its Board of Directors. Both of these derivative actions have since been voluntarily dismissed by the plaintiffs.

Following the announcement of the Merger in March 2007, two purported class actions were filed against the Company and each member of its Board of Directors in the Circuit Court for Baltimore County, Maryland (the "Court"). The first of these actions also named GE and Blackstone as defendants. The plaintiffs sought to represent an alleged class consisting of all persons (other than the Company's officers and Directors and their affiliates) holding the Company's Common stock. In support of their request for injunctive and other relief, the plaintiffs alleged, among other matters, that the members of the Board of Directors breached their fiduciary duties by failing to maximize stockholder value in approving the Merger Agreement. On or about April 10, 2007, the claims against Blackstone were dismissed without prejudice. On May 11, 2007, the Court consolidated the two cases into one action. On July 27, 2007, the plaintiffs filed a consolidated amended complaint. This pleading did not name GE or Blackstone as defendants. It essentially repeated the allegations previously made against the members of the Company's Board of Directors and added allegations that the disclosures made in the preliminary proxy statement filed with the SEC on June 18, 2007 omitted certain material facts. On August 7, 2007, the Court dismissed the consolidated amended complaint on the ground that the plaintiffs were seeking to assert their claims directly, whereas, as a matter of Maryland law, claims that directors have breached their fiduciary duties can only be asserted by a stockholder derivatively. The plaintiffs have the right to appeal this decision.

Loan Servicing Portfolio

The Company sells a majority of its loans on a non-recourse basis. The Company also provides representations and warranties to purchasers and insurers of the loans sold. In the event of a breach of these representations and warranties, the Company may be required to repurchase a mortgage loan or indemnify the purchaser, and any subsequent loss on the mortgage loan may be borne by the Company. If there is no breach of a representation and warranty provision, the Company has no obligation to repurchase the loan or indemnify the investor against loss. The Company's owned servicing portfolio represents the maximum potential exposure related to representations and warranty provisions.

Conforming conventional loans serviced by the Company are securitized through Federal National Mortgage Association ("Fannie Mae") or Federal Home Loan Mortgage Corporation ("Freddie Mac") programs. Such servicing is performed on a non-recourse basis, whereby foreclosure losses are generally the responsibility of Fannie Mae or Freddie Mac. The government loans serviced by the Company are generally securitized through Ginnie Mae programs. These government loans are either insured against loss by the Federal Housing Administration or partially guaranteed against loss by the Department of Veterans Affairs. Additionally, jumbo mortgage loans are serviced for various investors on a non-recourse basis.

While the majority of the mortgage loans serviced by the Company were sold without recourse, the Company has a program in which it provides credit enhancement for a limited period of time to the purchasers of mortgage loans by retaining a portion of the credit risk. The retained credit risk, which represents the unpaid principal balance of the loans, was $2.4 billion as of December 31, 2007. In addition, the outstanding balance of loans sold with recourse by the Company was $485 million as of December 31, 2007.

As of December 31, 2007, the Company had a liability of $36 million, included in Other liabilities in the Consolidated Balance Sheet, for probable losses related to the Company's loan servicing portfolio.

Mortgage Loans Held for Sale

MLHS are recorded in the Consolidated Balance Sheets at the lower of cost or market value, which is computed by the aggregate method, net of deferred loan origination fees and costs. The market value is estimated using quoted market prices for securities backed by similar types of loans and current dealer commitments to purchase loans. Since the market value of MLHS considers consumer credit risk, the Company does not record a separate allowance for loan loss.

Mortgage Loans in Foreclosure

Mortgage loans in foreclosure represent the unpaid principal balance of mortgage loans for which foreclosure proceedings have been initiated, plus recoverable advances made by the Company on those loans. These amounts are recorded net of an allowance for probable losses on such mortgage loans and related advances. As of December 31, 2007, mortgage loans in foreclosure were $78 million, net of an allowance for probable losses of $10 million, and were included in Other assets in the Consolidated Balance Sheet.

Real Estate Owned

Real estate owned, which are acquired from mortgagors in default, are recorded at the lower of the adjusted carrying amount at the time the property is acquired or fair value. Fair value is determined based upon the estimated net realizable value of the underlying collateral less the estimated costs to sell. As of December 31, 2007, real estate owned were $39 million, net of an $11 million adjustment to record these amounts at their estimated net realizable value, and were included in Other assets in the Consolidated Balance Sheet.

Mortgage Reinsurance

Through the Company's wholly owned mortgage reinsurance subsidiary, Atrium, the Company has entered into contracts with several primary mortgage insurance companies to provide mortgage reinsurance on certain mortgage loans. Through these contracts, the Company is exposed to losses on mortgage loans pooled by year of origination. Loss rates on these pools are determined based on the unpaid principal balance of the underlying loans. The Company indemnifies the primary mortgage insurers for loss rates that fall between a stated minimum and maximum. In return for absorbing this loss exposure, the Company is contractually entitled to a portion of the insurance premium from the primary mortgage insurers. The Company is required to hold securities in trust related to this potential obligation, which were included in Restricted cash in the Consolidated Balance Sheet as of December 31, 2007. As of December 31, 2007, a liability of $32 million was included in Other liabilities in the Consolidated Balance Sheet for estimated losses associated with the Company's mortgage reinsurance activities.

The following table summarizes certain information regarding mortgage loans that are subject to reinsurance by year of origination:

	Year of Origination					
	2003 and Prior	2004	2005	2006	2007	Total
	(Dollars in millions)					
Unpaid principal balance[1]	$ 3,514	$ 1,639	$ 1,563	$ 1,399	$ 1,920	$ 10,035
Maximum potential exposure to reinsurance losses[1]	$ 409	$ 105	$ 65	$ 40	$ 46	$ 665
Average FICO score[2]	707	697	698	696	697	701
Delinquencies[2][3]	3.46%	3.36%	3.93%	3.82%	1.17%	3.32%
Foreclosures/real estate owned/bankruptcies[2]	1.81%	1.93%	2.11%	1.76%	0.06%	1.68%

(1) As of December 31, 2007.

(2) Calculated based on September 30, 2007 data.

(3) Represents delinquent mortgage loans subject to reinsurance as a percentage of the total unpaid principal balance.

Loan Funding Commitments

As of December 31, 2007, the Company had commitments to fund mortgage loans with agreed-upon rates or rate protection amounting to $3.0 billion. Additionally, as of December 31, 2007, the Company had commitments to fund open home equity lines of credit of $194 million and construction loans of $32 million.

Forward Delivery Commitments

Commitments to sell loans generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Company may settle the forward delivery commitments on a net basis; therefore, the commitments outstanding do not necessarily represent future cash obligations. The Company's $2.8 billion of forward delivery commitments as of December 31, 2007 generally will be settled within 90 days of the individual commitment date.

Lease Commitments

The Company is committed to making rental payments under noncancelable operating leases covering various facilities and equipment. Future minimum lease payments required under noncancelable operating leases as of December 31, 2007 were as follows:

	Future Minimum Lease Payments
	(In millions)
2008	$ 22
2009	21
2010	19
2011	19
2012	17
Thereafter	99
	$ 197

Commitments under capital leases as of December 31, 2007 and 2006 were not significant. The Company incurred rental expense of $37 million during the year ended December 31, 2007 and $35 million during each of the years ended December 31, 2006 and 2005. Rental expense during the year ended December 31, 2007 included $1 million of sublease rental income. Sublease rental income for the years ended December 31, 2006 and 2005 were not significant.

Purchase Commitments

In the normal course of business, the Company makes various commitments to purchase goods or services from specific suppliers, including those related to capital expenditures. Aggregate purchase commitments made by the Company as of December 31, 2007 were as follows:

	Purchase Commitments (In millions)
2008	$ 17
2009	9
2010	8
2011	—
2012	—
Thereafter	—
	$ 34

Of this aggregate amount, $21 million represented a contract for software services to be provided to the Company over the next three fiscal years. An additional $5 million included in the aggregate amount was associated with an outsource contract to provide payroll, benefits and human resources administration to the Company.

Indemnification of Cendant

In connection with the Spin-Off, the Company entered into a separation agreement with Cendant (the "Separation Agreement"), pursuant to which, the Company has agreed to indemnify Cendant for any losses (other than losses relating to taxes, indemnification for which is provided in the Amended Tax Sharing Agreement) that any party seeks to impose upon Cendant or its affiliates that relate to, arise or result from: (i) any of the Company's liabilities, including, among other things: (a) all liabilities reflected in the Company's pro forma balance sheet as of September 30, 2004 or that would be, or should have been, reflected in such balance sheet, (b) all liabilities relating to the Company's business whether before or after the date of the Spin-Off, (c) all liabilities that relate to, or arise from any performance guaranty of Avis Group Holdings, Inc. in connection with indebtedness issued by Chesapeake Funding LLC (which changed its name to Chesapeake Finance Holdings LLC effective March 7, 2006), (d) any liabilities relating to the Company's or its affiliates' employees and (e) all liabilities that are expressly allocated to the Company or its affiliates, or which are not specifically assumed by Cendant or any of its affiliates, pursuant to the Separation Agreement, the Amended Tax Sharing Agreement or the Transition Services Agreement; (ii) any breach by the Company or its affiliates of the Separation Agreement, the Amended Tax Sharing Agreement or the Transition Services Agreement and (iii) any liabilities relating to information in the registration statement on Form 8-A filed with the SEC on January 18, 2005, the information statement filed by the Company as an exhibit to its Current Report on Form 8-K filed on January 19, 2005 (the "January 19, 2005 Form 8-K") or the investor presentation filed as an exhibit to the January 19, 2005 Form 8-K, other than portions thereof provided by Cendant.

There are no specific limitations on the maximum potential amount of future payments to be made under this indemnification, nor is the Company able to develop an estimate of the maximum potential amount of future payments to be made under this indemnification, if any, as the triggering events are not subject to predictability.

Off-Balance Sheet Arrangements and Guarantees

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. Such guarantees or indemnifications are granted under various agreements, including those governing leases of real estate, access to credit facilities, use of derivatives and issuances of debt or equity securities. The guarantees or indemnifications issued are for the benefit of the buyers in sale agreements and sellers in purchase agreements, landlords in lease contracts, financial institutions in credit facility arrangements and derivative contracts and underwriters in debt or equity security issuances. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement or extend into perpetuity (unless subject to a legal statute of limitations). There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under these guarantees, and the Company is unable to develop an estimate of the maximum potential amount of future payments to be made under these guarantees, if any, as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords against third-party claims for the use of real estate property leased by the Company, the Company maintains insurance coverage that mitigates any potential payments to be made.

18. Stock-Related Matters

Stock Split

In connection with and in order to consummate the Spin-Off, on January 27, 2005, the Company's Board of Directors authorized and approved a 52,684-for-one Common stock split, to be effected by a stock dividend at such ratio. The record date with regard to such stock split was January 28, 2005. The effect of this stock split is detailed in the Consolidated Statement of Changes in Stockholders' Equity for the year ended December 31, 2005. All references to the number of shares of Common stock and earnings per share amounts in the Consolidated Balance Sheets, Consolidated Statements of Operations and Notes to Consolidated Financial Statements reflect this stock split.

Rights Agreement

The Company entered into the Rights Agreement, which entitles the Company's stockholders to acquire shares of its Common stock at a price equal to 50% of the then-current market value in limited circumstances when a third party acquires beneficial ownership of 15% or more of the Company's outstanding Common stock or commences a tender offer for at least 15% of the Company's Common stock, in each case, in a transaction that the Company's Board of Directors does not approve. Under these limited circumstances, all of the Company's stockholders, other than the person or group that caused the rights to become exercisable, would become entitled to effect discounted purchases of the Company's Common stock which would significantly increase the cost of acquiring control of the Company without the support of the Company's Board of Directors.

Common Stock Repurchases

In connection with the Spin-Off, the Company entered into a letter agreement dated January 31, 2005 with Cendant requiring the Company to purchase shares of the Company's Common stock held by Cendant following the Spin-Off. Pursuant to the agreement, the Company purchased a total of 117,294 shares from Cendant during the year ended,December 31, 2005, for an aggregate purchase price of $3 million, or an average of $21.73 per share. The Company's obligations related to this agreement were satisfied as of February 15, 2005.

On September 9, 2005, the Company announced an odd lot buy back program (the "Program") pursuant to which stockholders owning fewer than 100 shares of the Company's Common stock could sell all their shares or purchase enough additional shares to increase their holdings to 100 shares. From September 9, 2005 to November 16, 2005, the Company was authorized to purchase up to 175,000 shares under the Program. The net number of shares repurchased under the Program was 138,905 for an aggregate purchase price of $4 million, or an average of $27.22 per share. The Program expired on November 16, 2005.

All repurchased shares have been returned to the status of authorized and unissued shares of the Company.

Restrictions on Paying Dividends

Many of the Company's subsidiaries (including certain consolidated partnerships, trusts and other non-corporate entities) are subject to restrictions on their ability to pay dividends or otherwise transfer funds to other consolidated subsidiaries and, ultimately, to PHH Corporation (the parent company). These restrictions relate to loan agreements applicable to certain of the Company's asset-backed debt arrangements and to regulatory restrictions applicable to the equity of the Company's insurance subsidiary, Atrium. The aggregate restricted net assets of these subsidiaries totaled $1.0 billion as of December 31, 2007. These restrictions on net assets of certain subsidiaries, however, do not directly limit the Company's ability to pay dividends from consolidated Retained earnings. As discussed in Note 14, "Debt and Borrowing Arrangements," certain of the Company's debt arrangements require maintenance of ratios and contain restrictive covenants applicable to consolidated financial statement elements that potentially could limit its ability to pay dividends.

New York Stock Exchange

On September 29, 2006, the Company received an extension to file its Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K") from the NYSE. This extension allowed for the continued listing of its Common stock through January 2, 2007, subject to review by the NYSE on an ongoing basis. The Company filed its 2005 Form 10-K with the SEC on November 22, 2006. On March 19, 2007, the Company received notice from the NYSE that it would be subject to the procedures specified in Section 802.01E, "SEC Annual Report Timely Filing Criteria," of the NYSE's Listed Company Manual as a result of not meeting the deadline for filing its Annual Report on Form 10-K for the year ended December 31, 2006 (the "2006 Form 10-K"). Section 802.01E of the NYSE's Listed Company Manual provides, among other things, that the NYSE will monitor the Company and the filing status of its 2006 Form 10-K. In addition, the Company concluded that it did not satisfy the requirements of Section 203.01 of the NYSE's Listed Company Manual as a result of the delay in filing its 2006 Form 10-K. The Company filed its 2006 Form 10-K with the SEC on May 24, 2007.

19. Accumulated Other Comprehensive (Loss) Income

The after-tax components of Accumulated other comprehensive (loss) income were as follows:

	Currency Translation Adjustment	Unrealized Gains (Losses) on Available-for-Sale Securities	Pension Adjustment	Accumulated Other Comprehensive (Loss) Income
		(In millions)		
Balance at December 31, 2004	$ 21	$ 1	$ (33)	$ (11)
Distributions of assets and liabilities to Cendant during 2005	(7)	—	31	24
Change during 2005	2	1	(4)	(1)
Balance at December 31, 2005	16	2	(6)	12
Change during 2006	(1)	—	2	1
Balance at December 31, 2006	15	2	(4)	13
Change during 2007	17	(2)	1	16
Balance at December 31, 2007	$ 32	$ —	$ (3)	$ 29

All components of Accumulated other comprehensive (loss) income presented above are net of income taxes except for currency translation adjustments, which exclude income taxes related to essentially permanent investments in foreign subsidiaries.

20. Stock-Based Compensation

Prior to the Spin-Off, the Company's employees were awarded stock-based compensation in the form of Cendant common shares, stock options and RSUs. On February 1, 2005, in connection with the Spin-Off, certain Cendant stock options and RSUs previously granted to the Company's employees were converted into stock options and RSUs of the Company under the PHH Corporation 2005 Equity and Incentive Plan (the "Plan"). The conversion, which was accounted for as a modification, was based on maintaining the intrinsic value of each employee's previous Cendant grants through an adjustment of both the number of stock options or RSUs and, in the case of stock options, the exercise price. This computation resulted in a change in the fair value of the stock option awards immediately prior to the conversion compared to immediately following the conversion, and accordingly, a $4 million charge was recorded during the year ended December 31, 2005, which was included in Spin-Off related expenses in the Consolidated Statement of Operations. The fair value of the stock options was estimated using the Black-Scholes option valuation model using the following pre-modification and post-modification weighted-average assumptions:

	Pre-Modification (Cendant Awards)	Post-Modification (PHH Awards)
Exercise price	$ 20.64	$ 18.88
Expected life (in years)	4.7	4.7
Risk-free interest rate	3.60%	3.60%
Expected volatility	30.0%	30.0%
Dividend yield	1.5%	—

At the modification date, 3,167,602 Cendant stock options with a weighted-average fair value of $7.61 per option were converted into 3,461,376 of the Company's stock options with a weighted-average fair value of $8.11 per option. Additionally, 1,460,720 Cendant RSUs with a fair value of $23.55 per RSU based on the closing price of Cendant's common stock on January 31, 2005 were converted into 1,595,998 of the Company's RSUs with a fair value of $21.55 per RSU based on the opening price of the Company's Common stock on February 1, 2005. The conversion affected 292 employees holding stock options and 348 employees holding RSUs.

Subsequent to the Spin-Off, certain Company employees were awarded stock-based compensation in the form of RSUs and stock options to purchase shares of the Company's Common stock under the Plan. The stock option awards have a maximum contractual term of ten years after the grant date. Service-based stock awards vest solely upon the fulfillment of a service condition (i) ratably over four years from the grant date, (ii) four years after the grant date or (iii) ratably in each of years four through six after the grant date with the possibility of accelerated vesting of 25% of the total award in each of years one through four on the anniversary of the grant date if certain Company performance criteria are achieved. Performance-based stock awards require the fulfillment of a service condition and the achievement of certain Company performance criteria and vest ratably over four years from the grant date if both conditions are met. In addition, all outstanding and unvested stock options and RSUs vest immediately upon a change in control. Additionally, the Company grants RSUs to its non-employee Directors as part of their compensation for services rendered as members of the Company's Board of Directors. These RSUs vest immediately when granted. The Company issues new shares of Common stock to employees and Directors to satisfy its stock option exercise and RSU conversion obligations. The Plan also allows awards of stock appreciation rights, restricted stock and other stock- or cash-based awards. RSUs granted by the Company entitle the Company's employees to receive one share of PHH Common stock upon the vesting of each RSU. The maximum number of shares of PHH Common stock issuable under the Plan is 7,500,000, including those Cendant awards that were converted into PHH awards in connection with the Spin-Off.

The Company generally recognizes compensation cost for service-based stock awards on a straight-line basis over the requisite service period. Compensation cost for performance-based stock awards is recognized when it is probable that the performance condition will be achieved. Since the adoption of SFAS No. 123(R), the Company recognizes compensation cost, net of estimated forfeitures. Prior to the adoption of SFAS No. 123(R), the Company recognized forfeitures in the period that the forfeitures occurred.

Stock options vested and expected to vest and RSUs expected to be converted into shares of Common stock reflected in the tables below summarizing stock option and RSU activity include the awards for which achievement of performance conditions is considered probable and exclude the awards estimated to be forfeited.

During the year ended December 31, 2007, the Company extended the contractual exercise period of certain stock options for 18 employees who were unable to exercise their stock options during the period the Company was not a current filer with the SEC, and the Company revised certain stock options for three employees to correct an administrative oversight. The modifications made to these stock options (the "2007 Modified Stock Options") resulted in an incremental compensation cost of approximately $2 million, which was recorded in Salaries and related expenses in the Consolidated Statement of Operations for the year ended December 31, 2007.

The Company executed a Separation and Release Agreement with its former Chief Financial Officer in September 2006 (the "Separation and Release Agreement"). Under the terms of the Separation and Release Agreement, the former Chief Financial Officer retained the rights to his previously issued stock-based awards under their original terms through October 2009. This represented a modification of the awards and resulted in incremental compensation cost of approximately $1 million, which was recognized in Salaries and related expenses in the Consolidated Statement of Operations during the year ended December 31, 2006.

The following tables summarize stock option activity as follows:

Performance-Based Stock Options

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In millions)
Outstanding at January 1, 2007	64,438	21.16		
Granted due to modification[1]	9,205	21.16		
Forfeited or expired	(9,205)	21.16		
Outstanding at December 31, 2007	64,438	$ 21.16	6.4	$ —
Exercisable at December 31, 2007	18,409	$ 21.16	6.4	$ —
Stock options vested and expected to vest[2]	18,409	$ 21.16	6.4	$ —

Service-Based Stock Options

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In millions)
Outstanding at January 1, 2007	3,352,200	19.35		
Granted due to modification[1]	406,386	21.35		
Exercised	(323,186)	20.38		
Forfeited or expired	(44,150)	20.69		
Forfeited or expired due to modification[1]	(406,386)	21.35		
Outstanding at December 31, 2007	2,984,864	$ 19.21	4.0	$ —
Exercisable at December 31, 2007	2,213,243	$ 18.59	3.0	$ —
Stock options vested and expected to vest[2]	2,919,630	$ 19.17	4.0	$ —

Total Stock Options

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In millions)
Outstanding at January 1, 2007	3,416,638	19.38		
Granted due to modification[1]	415,591	21.35		
Exercised	(323,186)	20.38		
Forfeited or expired	(53,355)	20.77		
Forfeited or expired due to modification[1]	(406,386)	21.35		
Outstanding at December 31, 2007	3,049,302	$ 19.26	4.0	$ —
Exercisable at December 31, 2007	2,231,652	$ 18.61	3.0	$ —
Stock options vested and expected to vest[2]	2,938,039	$ 19.18	4.0	$ —

(1) Represents the 2007 Modified Stock Options.

(2) All outstanding and unvested stock options vest immediately upon a change in control.

The Company's policy is to grant options with exercise prices at the then-current fair market value of the Company's shares of Common stock. In 2005, in accordance with its policy at the time, the Company calculated the fair market value of its shares of Common stock for purposes of determining exercise prices for options granted by averaging the opening and closing share price for the Company's Common stock for the day prior to the grant. As a result, all of the options granted by the Company during the year ended December 31, 2005 were granted at exercise prices that were less than the market price of the stock on the grant date. In 2006, the Company changed its policy for calculating the fair market value for purposes of determining exercise prices for options granted such that the fair market value is the closing share price for the Company's Common stock on the date of grant.

The weighted-average grant-date fair value per stock option for awards granted during the years ended December 31, 2007, 2006 and 2005 was $5.46, $11.81 and $7.84, respectively. The weighted-average grant-date fair value of stock options was estimated using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31,		
	2007[(1)]	2006[(2)]	2005
Expected life (in years)	0.5	2.6	5.6
Risk-free interest rate	4.90%	4.75%	4.04%
Expected volatility	16.9%	30.0%	30.0%
Dividend yield	—	—	—

(1) For the 2007 Modified Stock Options, the fair values at the modification dates were used to calculate the weighted-average grant-date fair value.

(2) For the stock options modified in conjunction with the Separation and Release Agreement, the fair value at the modification date was used to calculate the weighted-average grant-date fair value.

The Company estimated the expected life of the stock options based on their vesting and contractual terms. The risk-free interest rate reflected the yield on zero-coupon Treasury securities with a term approximating the expected life of the stock options. The expected volatility was based on the historical volatility of the Company's Common stock.

The intrinsic value of options exercised was $3 million, $1 million and $6 million during the years ended December 31, 2007, 2006 and 2005, respectively.

The tables below summarize RSU activity as follows:

Performance-Based RSUs

	Number of RSUs	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2007	912,100	$ 21.69
Converted	(123,202)	21.85
Forfeited	(154,379)	21.55
Outstanding at December 31, 2007	634,519	$ 21.69
RSUs expected to be converted into shares of Common stock[(1)]	17,132	$ 21.55

Service-Based RSUs

	Number of RSUs	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2007	684,123	$ 24.49
Granted[(2)]	17,580	25.07
Converted	(253,211)	23.39
Forfeited	(27,771)	25.55
Outstanding at December 31, 2007	420,721	$ 25.11
RSUs expected to be converted into shares of Common stock[(1)]	377,596	$ 25.04

Total RSUs

	Number of RSUs	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2007	1,596,223	$ 22.89
Granted[2]	17,580	25.07
Converted	(376,413)	22.89
Forfeited	(182,150)	22.16
Outstanding at December 31, 2007	1,055,240	$ 23.06
RSUs expected to be converted into shares of Common stock[1]	394,728	$ 24.89

(1) All outstanding and unvested RSUs vest immediately upon a change in control.

(2) These grants are comprised entirely of RSUs earned by the Company's non-employee Directors for services rendered as members of the Company's Board of Directors.

For RSUs converted from Cendant RSUs to the Company's RSUs in connection with the Spin-Off, the fair value used to calculate the weighted-average grant-date fair value presented above is $21.55 per RSU, which was the opening price of the Company's Common stock on February 1, 2005. The original weighted-average grant-date fair value of the Cendant RSUs that were converted to the Company's RSUs, after applying the conversion ratio, was $18.88 per RSU. The weighted-average grant-date fair value per RSU for awards granted during the years ended December 31, 2007, 2006 and 2005 was $25.07, $27.54 and $25.53, respectively. The total fair value of RSUs converted into shares of Common stock during the years ended December 31, 2007, 2006 and 2005 was $10 million, $1 million and $6 million, respectively.

The table below summarizes expense recognized related to stock-based compensation arrangements during the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
Stock-based compensation expense	$ 6	$ 9	$ 12
Income tax benefit related to stock-based compensation expense	(2)	(4)	(5)
Stock-based compensation expense, net of income taxes	$ 4	$ 5	$ 7

As of December 31, 2007, there was $20 million of total unrecognized compensation cost related to outstanding and unvested stock options and RSUs all of which would be recognized upon a change in control. As of December 31, 2007, there was $5 million of unrecognized compensation cost related to outstanding and unvested stock options and RSUs that are expected to vest and be recognized over a weighted-average period of 2.8 years.

See Note 26, "Subsequent Events" for a discussion of RSUs granted after December 31, 2007.

21. Fair Value of Financial Instruments

The fair value of financial instruments is based on estimates using present value or other valuation techniques, as appropriate, when market values resulting from trading on a national securities exchange or in an over-the-counter market are not available. The carrying amounts of Cash and cash equivalents, Restricted cash, Accounts receivable, net and Accounts payable and accrued expenses approximate fair value due to the short-term maturities of these assets and liabilities.

The carrying amounts and estimated fair values of all financial instruments were as follows:

	December 31,			
	2007		2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In millions)			
Assets:				
Cash and cash equivalents	$ 149	$ 149	$ 123	$ 123
Restricted cash	579	579	559	559
Mortgage loans held for sale, net	1,564	1,564	2,936	2,943
Mortgage servicing rights	1,502	1,502	1,971	1,971
Investment securities	34	34	35	35
Derivatives:				
Derivatives related to mortgage servicing rights	152	152	56	56
Commitments to fund mortgages	6	6	3	3
Interest rate and other swaps	7	7	19	19
Forward delivery commitments	12	12	7	7
Option contracts	—	—	3	3
Liabilities:				
Debt	6,279	6,262	7,647	7,689
Derivatives:				
Derivatives related to mortgage servicing rights	84	84	56	56
Commitments to fund mortgages	1	1	6	6
Interest rate and other swaps	7	7	41	41
Forward delivery commitments	29	29	10	10
Option contracts	—	—	3	3

22. Related Party Transactions

Spin-Off from Cendant

Prior to the Spin-Off, the Company entered into various agreements with Cendant and Cendant's real estate services division in connection with the Spin-Off (collectively, the "Spin-Off Agreements"), including: (i) the Mortgage Venture Operating Agreement, the related trademark license agreements with PHH Mortgage (the "PHH Mortgage Trademark License Agreement") and the Mortgage Venture (the "Mortgage Venture Trademark License Agreement") (collectively, the "Trademark License Agreements"), the management services agreement between the Mortgage Venture and PHH Mortgage (the "Management Services Agreement"), the marketing agreement between PHH Mortgage and Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc. and Sotheby's International Affiliates, Inc. (the "Marketing Agreement") and other agreements for the purpose of originating and selling mortgage loans primarily sourced through NRT and Cartus; (ii) the Strategic Relationship Agreement; (iii) the Separation Agreement that requires the exchange of information with Cendant and other provisions regarding the Company's separation from Cendant; (iv) the Amended Tax Sharing Agreement governing the allocation of liability for taxes between Cendant and the Company, indemnification for liability for taxes and responsibility for preparing and filing tax returns and defending tax contests, as well as other tax-related matters and (v) the Transition Services Agreement governing certain continuing arrangements between the Company and Cendant to provide for the transition of the Company from a wholly owned subsidiary of Cendant to an independent, publicly traded company.

During 2005, prior to and as part of the Spin-Off, Cendant made a cash contribution to the Company of $100 million and the Company distributed assets net of liabilities of $593 million to Cendant. Such amount included the historical cost of the net assets of the Company's former relocation and fuel card businesses, certain other assets and liabilities per the Spin-Off Agreements and the net amount of forgiveness of certain payables and receivables, including income taxes, between the Company, its former relocation and fuel card businesses and Cendant.

Pursuant to the Mortgage Venture Operating Agreement, Realogy Venture Partner has the right to terminate the Strategic Relationship Agreement and terminate the Mortgage Venture in the event of:

- a Regulatory Event (defined below) continuing for six months or more; provided that PHH Broker Partner may defer termination on account of a Regulatory Event for up to six additional one-month periods by paying Realogy Venture Partner a $1 million fee at the beginning of each such one-month period;
- a change in control of PHH, PHH Broker Partner or any other affiliate of PHH with a direct or indirect ownership interest in the Mortgage Venture involving certain specified parties;
- a material breach, not cured within the requisite cure period, by the Company or its affiliates of the representations, warranties, covenants or other agreements under any of the Mortgage Venture Operating Agreement, the Strategic Relationship Agreement, the Marketing Agreement, the Trademark License Agreements, the Management Services Agreement and certain other agreements entered into in connection with the Spin-Off;
- the failure by the Mortgage Venture to make scheduled distributions pursuant to the Mortgage Venture Operating Agreement;
- the bankruptcy or insolvency of PHH or PHH Mortgage or
- any act or omission by PHH that causes or would reasonably be expected to cause material harm to the reputation of Cendant or any of its subsidiaries.

As defined in the Mortgage Venture Operating Agreement, a "Regulatory Event" is a situation in which (i) PHH Mortgage or the Mortgage Venture becomes subject to any regulatory order, or any governmental entity initiates a proceeding with respect to PHH Mortgage or the Mortgage Venture and (ii) such regulatory order or proceeding prevents or materially impairs the Mortgage Venture's ability to originate mortgage loans for any period of time in a manner that adversely affects the value of one or more quarterly distributions to be paid by the Mortgage Venture pursuant to the Mortgage Venture Operating Agreement; provided, however, that a Regulatory Event does not include (a) any order, directive or interpretation or change in law, rule or regulation, in any such case that is applicable generally to companies engaged in the mortgage lending business such that PHH Mortgage or such affiliate or the Mortgage Venture is unable to cure the resulting circumstances described in (ii) above or (b) any regulatory order or proceeding that results solely from acts or omissions on the part of Cendant or its affiliates.

In addition, beginning on February 1, 2015, Realogy Venture Partner may terminate the Mortgage Venture Operating Agreement at any time by giving two years' notice to the Company. Upon termination of the Mortgage Venture Operating Agreement by Realogy Venture Partner, Realogy will have the option either to require that PHH purchase Realogy's interest in the Mortgage Venture at fair value, plus, in certain cases, liquidated damages, or to cause the Company to sell its interest in the Mortgage Venture to a third party designated by Realogy at fair value plus, in certain cases, liquidated damages. In the case of a termination by Realogy following a change in control of PHH, the Company may be required to make a cash payment to Realogy in an amount equal to the Mortgage Venture's trailing 12 months net income multiplied by the greater of (i) the number of years remaining in the first 12 years of the term of the Mortgage Venture Operating Agreement or (ii) two years.

The Company has the right to terminate the Mortgage Venture Operating Agreement upon, among other things, a material breach by Realogy of a material provision of the Mortgage Venture Operating Agreement, in which case the Company has the right to purchase Realogy's interest in the Mortgage Venture at a price derived from an agreed-upon formula based upon fair market value (which is determined with reference to that trailing

12 months earnings before interest, taxes, depreciation and amortization ("EBITDA")) for the Mortgage Venture and the average market EBITDA multiple for mortgage banking companies.

Upon termination of the Mortgage Venture, all of the Mortgage Venture agreements will terminate automatically (excluding certain privacy, non-competition, venture-related transition provisions and other general provisions), and Realogy will be released from any restrictions under the Mortgage Venture agreements that may restrict its ability to pursue a partnership, joint venture or another arrangement with any third-party mortgage operation.

Corporate Expenses and Dividends

Prior to the Spin-Off and in the ordinary course of business, the Company was allocated certain expenses from Cendant for corporate functions including executive management, accounting, tax, finance, human resources, information technology, legal and facility-related expenses. Cendant allocated these corporate expenses to subsidiaries conducting ongoing operations based on a percentage of the subsidiaries' forecasted revenues. Such expenses amounted to $3 million during the year ended December 31, 2005. As described above, in connection with the Spin-Off, certain payables and receivables between Cendant and the Company were forgiven.

Certain Business Relationships

James W. Brinkley, one of the Company's Directors, became Vice Chairman of Smith Barney's Global Private Client Group following Citigroup Inc.'s acquisition of Legg Mason Wood Walker, Incorporated in December 2005. The Company has certain relationships with the Corporate and Investment Banking segment of Citigroup Inc. ("Citigroup"), including financial services, commercial banking and other transactions. The fees paid to Citigroup, including interest expense, were approximately $56 million, $37 million and $3 million during the years ended December 31, 2007, 2006 and 2005, respectively. Citigroup is a lender, along with various other lenders, in several of the Company's credit facilities. The Company's indebtedness to Citigroup was $692 million and $843 million as of December 31, 2007 and 2006, respectively, and was made in the ordinary course of business upon terms, including interest rates and collateral, substantially the same as those prevailing at the time for comparable loans. The Company also executed derivative transactions through Citigroup during the years ended December 31, 2007 and 2006 with total notional amounts of $8.0 billion and $5.2 billion, respectively. These derivative transactions were entered into in the ordinary course of business through a competitive bid process. In addition, during the year ended December 31, 2007, the Company sold MSRs associated with $19.6 billion of the unpaid principal balance of the underlying mortgage loans to CitiMortgage, Inc., a subsidiary of Citigroup, in the ordinary course of business through an arm's-length transaction.

23. Segment Information

The Company conducts its operations through three business segments: Mortgage Production, Mortgage Servicing and Fleet Management Services. Certain income and expenses not allocated to the three reportable segments and intersegment eliminations are reported under the heading Other.

Due to the commencement of operations of the Mortgage Venture in the fourth quarter of 2005, the Company's management began evaluating the operating results of each of its reportable segments based upon Net revenues and segment profit or loss, which is presented as the income or loss from continuing operations before income tax provision or benefit and after Minority interest in income or loss of consolidated entities, net of income taxes. The Mortgage Production segment profit or loss excludes Realogy's minority interest in the profits and losses of the Mortgage Venture. Prior to the commencement of the Mortgage Venture operations, PHH Mortgage was party to interim marketing agreements with NRT and Cartus, wherein PHH Mortgage paid fees for services provided. These interim marketing agreements terminated when the Mortgage Venture commenced operations. The provisions of the Strategic Relationship Agreement and the Marketing Agreement thereafter govern the manner in which the Mortgage Venture and PHH Mortgage are recommended by Realogy.

The Company's segment results were as follows:

	Year Ended December 31, 2007					
	Mortgage Production Segment	Mortgage Servicing Segment	Total Mortgage Services	Fleet Management Services Segment	Other[1][2]	Total
	(In millions)					
Net revenues	$ 205	$ 176	$ 381	$ 1,861	$ (2)	$ 2,240
Segment (loss) profit[3]	(225)	75	(150)	116	(12)	(46)
Interest income	171	182	353	28	(10)	371
Interest expense	190	85	275	215	(10)	480
Depreciation on operating leases	—	—	—	1,264	—	1,264
Other depreciation and amortization	15	2	17	12	—	29
Total assets	1,840	2,498	4,338	5,023	(4)	9,357

	Year Ended December 31, 2006					
	Mortgage Production Segment	Mortgage Servicing Segment	Total Mortgage Services	Fleet Management Services Segment	Other[1]	Total
	(In millions)					
Net revenues	$ 329	$ 131	$ 460	$ 1,830	$ (2)	$ 2,288
Segment (loss) profit[3]	(152)	44	(108)	102	—	(6)
Interest income	184	181	365	17	(2)	380
Interest expense	184	86	270	197	(2)	465
Depreciation on operating leases	—	—	—	1,228	—	1,228
Other depreciation and amortization	21	2	23	13	—	36
Total assets	3,226	2,641	5,867	4,868	25	10,760

	Year Ended December 31, 2005					
	Mortgage Production Segment	Mortgage Servicing Segment	Total Mortgage Services	Fleet Management Services Segment	Other[1][4]	Total
	(In millions)					
Net revenues	$ 524	$ 236	$ 760	$ 1,711	$ —	$ 2,471
Segment (loss) profit[3]	(17)	140	123	80	(43)	160
Interest income	182	120	302	11	—	313
Interest expense	146	63	209	139	—	348
Amortization of MSRs	—	433	433	—	—	433
Depreciation on operating leases	—	—	—	1,180	—	1,180
Other depreciation and amortization	17	9	26	14	—	40
Total assets	2,640	2,555	5,195	4,716	54	9,965

(1) Amounts included under the heading Other represent intersegment eliminations and amounts not allocated to the Company's reportable segments.

(2) Segment loss of $12 million reported under the heading Other for the year ended December 31, 2007 represents expenses related to the terminated Merger.

(3) The following is a reconciliation of (Loss) income from continuing operations before income taxes and minority interest to segment (loss) profit:

	Year Ended December 31,		
	2007	2006	2005
		(In millions)	
(Loss) income from continuing operations before income taxes and minority interest	$ (45)	$ (4)	$ 159
Minority interest in income (loss) of consolidated entities, net of income taxes	1	2	(1)
Segment (loss) profit	$ (46)	$ (6)	$ 160

(4) Segment loss reported under the heading Other for the year ended December 31, 2005 was primarily Spin-Off related expenses.

The Company's operations are substantially located in the U.S.

24. Discontinued Operations

As described in Note 1, "Summary of Significant Accounting Policies," prior to and in connection with the Spin-Off and subsequent to January 1, 2005, the Company underwent an internal reorganization whereby it distributed its former relocation and fuel card businesses to Cendant. The results of operations of these businesses are presented in the Consolidated Financial Statements as discontinued operations.

Summarized statement of operations data for the discontinued operations follows:

	Year Ended December 31, 2005		
	Fuel Card	Relocation	Total
		(In millions)	
Net revenues	$ 17	$ 31	$ 48
(Loss) income before income taxes	$ (5)	$ 4	$ (1)
(Benefit from) provision for income taxes	(2)	2	—
(Loss) income from discontinued operations, net of income taxes	$ (3)	$ 2	$ (1)

As of January 31, 2005, all of the assets and liabilities of the Company's discontinued operations were distributed to Cendant in conjunction with the Spin-Off (see Note 1, "Summary of Significant Accounting Policies").

25. Selected Quarterly Financial Data — (unaudited)

Provided below is selected unaudited quarterly financial data for 2007 and 2006.

	Quarter Ended			
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(In millions, except per share data)			
Net revenues	$ 596	$ 610	$ 484	$ 550
Income (loss) from continuing operations before income taxes and minority interest	33	41	(87)	(32)
Income (loss) from continuing operations before minority interest	15	2	(37)	9
Net income (loss)	15	(1)	(38)	12
Basic earnings (loss) per share	$ 0.28	$ (0.02)	$ (0.69)	$ 0.21
Diluted earnings (loss) per share	0.27	(0.02)	(0.69)	0.21

	Quarter Ended			
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(In millions, except per share data)			
Net revenues	$ 549	$ 589	$ 535	$ 615
Income (loss) from continuing operations before income taxes and minority interest	1	24	(31)	2
(Loss) income from continuing operations before minority interest	(12)	2	(6)	2
Net (loss) income	(11)	1	(7)	1
Basic and diluted (loss) earnings per share	$ (0.20)	$ 0.01	$ (0.13)	$ 0.03

26. Subsequent Events

See Note 2, "Terminated Merger" for a discussion of subsequent events related to the terminated Merger, the Consent and the Waiver.

On January 10, 2008, the Company granted 1.4 million RSUs under the Plan to certain eligible employees. The RSUs have a grant date fair value of approximately $24 million and vest ratably on the fourth and fifth anniversaries of the grant date, with the opportunity for accelerated vesting of one-third of the awards in each of years one through three if certain performance targets of the Company or its consolidated subsidiaries are achieved.

On February 28, 2008, the Company amended the agreement governing the Chesapeake Series 2006-1 notes to extend the Series 2006-1 Scheduled Expiry Date to February 26, 2009. The amendment also increased the commitment and program fee rates and modified other covenants and terms.

On February 28, 2008, the Company entered into a $500 million committed mortgage repurchase facility by executing a Master Repurchase Agreement and Guaranty (together, the "Citigroup Repurchase Facility"). The Citigroup Repurchase Facility expires on February 26, 2009 and is renewable on an annual basis upon the agreement of the parties. The Citigroup Repurchase Facility includes covenants comparable to the Amended Credit Facility. The assets collateralizing the Citigroup Repurchase Facility are not available to pay the general obligations of the Company.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED STATEMENTS OF OPERATIONS
(In millions)

	Year Ended December 31,		
	2007	2006	2005
Net revenues from consolidated subsidiaries	$ 119	$ 126	$ 94
Expenses:			
Salaries and related expenses	10	12	7
Interest expense	145	147	127
Interest income	(4)	(6)	(5)
Other operating expenses	35	39	15
Spin-Off related expenses	—	—	41
Total expenses	186	192	185
Loss from continuing operations before income taxes and equity in earnings of subsidiaries	(67)	(66)	(91)
Benefit from income taxes	26	26	35
Loss from continuing operations before equity in earnings of subsidiaries	(41)	(40)	(56)
Equity in earnings of subsidiaries	29	24	128
Net (loss) income	$ (12)	$ (16)	$ 72

See Notes to Condensed Financial Statements.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED BALANCE SHEETS
(In millions)

	December 31, 2007	December 31, 2006
ASSETS		
Cash and cash equivalents	$ 7	$ 11
Due from consolidated subsidiaries	690	1,209
Investment in consolidated subsidiaries	2,639	2,589
Other assets	156	216
Total assets	$ 3,492	$ 4,025
LIABILITIES AND STOCKHOLDERS' EQUITY		
Debt	$ 1,530	$ 2,072
Due to consolidated subsidiaries	383	351
Other liabilities	50	87
Total liabilities	1,963	2,510
Commitments and contingencies	—	—
STOCKHOLDERS' EQUITY		
Preferred stock	—	—
Common stock	1	1
Additional paid-in capital	972	961
Retained earnings	527	540
Accumulated other comprehensive income	29	13
Total stockholders' equity	1,529	1,515
Total liabilities and stockholders' equity	$ 3,492	$ 4,025

See Notes to Condensed Financial Statements.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

PHH CORPORATION
CONDENSED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2007	2006	2005
Net cash (used in) operating activities of continuing operations	$ (18)	$ (2)	$ (62)
Cash flows from investing activities of continuing operations:			
Investment in consolidated subsidiaries	(31)	(13)	(7)
Dividends from consolidated subsidiaries	23	7	23
Other, net	—	—	(26)
Net cash used in investing activities of continuing operations	(8)	(6)	(10)
Cash flows from financing activities of continuing operations:			
Net cash provided by (used in) consolidated subsidiaries	601	(130)	(118)
Contribution from parent	—	—	100
Net (decrease) increase in short-term borrowings	(304)	(220)	449
Proceeds from borrowings	1,512	1,645	890
Principal payments on borrowings	(1,794)	(1,275)	(1,421)
Other, net	7	(8)	9
Net cash provided by (used in) financing activities of continuing operations	22	12	(91)
Net (decrease) increase in Cash and cash equivalents from continuing operations	(4)	4	(163)
Cash and cash equivalents at beginning of period	11	7	170
Cash and cash equivalents at end of period	$ 7	$ 11	$ 7

See Notes to Condensed Financial Statements.

PHH CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Terminated Merger

On March 15, 2007, PHH Corporation (the "Company") entered into a definitive agreement (the "Merger Agreement") with General Electric Capital Corporation ("GE") and its wholly owned subsidiary, Jade Merger Sub, Inc. to be acquired (the "Merger"). In conjunction with the Merger, GE entered into an agreement (the "Mortgage Sale Agreement") to sell the mortgage operations of the Company (the "Mortgage Sale") to Pearl Mortgage Acquisition 2 L.L.C. ("Pearl Acquisition"), an affiliate of The Blackstone Group ("Blackstone"), a global investment and advisory firm. Under the terms of the Merger Agreement, at closing, the Company's stockholders would have received $31.50 per share in cash and shares of the Company's Common stock would no longer have been listed on the New York Stock Exchange. The Merger Agreement contained certain restrictions on the Company's ability to incur new indebtedness and to pay dividends on its Common stock as well as on the payment of intercompany dividends by certain of its subsidiaries without the prior written consent of GE.

On September 17, 2007, the Company notified its stockholders of a development that affected the Merger. It was a condition of the closing of the Merger that Pearl Acquisition be ready, willing and able to consummate the Mortgage Sale. On September 14, 2007, the Company received a copy of a letter sent that day to GE by Pearl Acquisition stating that Pearl Acquisition had received revised interpretations as to the availability of debt financing under the debt commitment letter issued by the banks financing the Mortgage Sale. Pearl Acquisition stated in the letter that it believed these revised interpretations could result in a shortfall of up to $750 million in available debt financing as compared to the amount of financing viewed as being committed at the signing of the Merger Agreement. Pearl Acquisition stated in the letter that it believed that the revised interpretations were inconsistent with the terms of the debt commitment letter and intended to continue its efforts to obtain the debt financing contemplated by the debt commitment letter as well as to explore the availability of alternative debt financing. Pearl Acquisition further stated in the letter that it was not optimistic at that time that its efforts would be successful.

On September 26, 2007, the Merger and the Merger Agreement were approved by the Company's stockholders.

On January 1, 2008, the Company gave a notice of termination to GE pursuant to the Merger Agreement because the Merger was not completed by December 31, 2007. On January 2, 2008, the Company received a notice of termination from Pearl Acquisition pursuant to the Mortgage Sale Agreement and on January 4, 2008, a Settlement Agreement (the "Settlement Agreement") between the Company, Pearl Acquisition and Blackstone Capital Partners V L.P. ("BCP V") was executed. Pursuant to the Settlement Agreement, BCP V paid the Company a reverse termination fee of $50 million and the Company agreed to pay BCP V up to $4.5 million for the reimbursement of certain fees for third-party consulting services incurred by BCP V and Pearl Acquisition in connection with the transactions contemplated by the Merger Agreement and the Mortgage Sale Agreement upon the Company's receipt of invoices reflecting such fees from BCP V. As part of the Settlement Agreement, the Company is entitled to receive the work product that those consultants provided to BCP V and Pearl Acquisition.

PHH CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS – (Continued)

2. Debt and Borrowing Arrangements

The following table summarizes the components of the Company's unsecured indebtedness:

	December 31,	
	2007	2006
	(In millions)	
Term notes	$ 633	$ 646
Commercial paper	132	411
Borrowings under credit facilities	765	1,015
	$ 1,530	$ 2,072

UNSECURED DEBT

Term Notes

The outstanding carrying value of term notes as of December 31, 2007 and 2006 consisted of $633 million and $646 million, respectively, of medium-term notes (the "MTNs") publicly issued under the Indenture, dated as of November 6, 2000 (as amended and supplemented, the "MTN Indenture") by and between PHH and The Bank of New York, as successor trustee for Bank One Trust Company, N.A. As of December 31, 2007, the outstanding MTNs were scheduled to mature between January 2008 and April 2018. The effective rate of interest for the MTNs outstanding as of December 31, 2007 and 2006 was 6.9% and 6.8%, respectively.

Commercial Paper

The Company's policy is to maintain available capacity under its committed credit facilities (described below) to fully support its outstanding unsecured commercial paper. In addition, should the commercial paper markets be unavailable to the Company, its committed unsecured credit facilities provide an alternative source of liquidity. The Company had unsecured commercial paper obligations of $132 million and $411 million as of December 31, 2007 and 2006, respectively. This commercial paper is fixed-rate and matures within 90 days of issuance. The weighted-average interest rate on outstanding unsecured commercial paper as of December 31, 2007 and 2006 was 6.0% and 5.7%, respectively.

Credit Facilities

The Company is party to the Amended and Restated Competitive Advance and Revolving Credit Agreement (the "Amended Credit Facility"), dated as of January 6, 2006, among PHH Corporation, a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent. The Amended Credit Facility also has a Canadian sub-facility, which is available to the Company's Fleet Management's Services operations in Canada. Borrowings under the Amended Credit Facility were $765 million and $400 million as of December 31, 2007 and 2006, respectively. The termination date of this $1.3 billion agreement is January 6, 2011. Pricing under the Amended Credit Facility is based upon the Company's senior unsecured long-term debt ratings. If the ratings on the Company's senior unsecured long-term debt assigned by Moody's Investors Service, Standard & Poor's and Fitch Ratings are not equivalent to each other, the second highest credit rating assigned by them determines pricing under the Amended Credit Facility. Borrowings under the Amended Credit Facility bore interest at the London Interbank Offered Rate ("LIBOR") plus a margin of 38 basis points ("bps") as of December 31, 2006. The Amended Credit Facility also requires the Company to pay utilization fees if its usage exceeds 50% of the aggregate commitments under the Amended Credit Facility and per annum facility fees. As of December 31, 2006, the per annum utilization and facility fees were 10 bps and 12 bps, respectively.

On January 22, 2007, Standard & Poor's downgraded its rating on the Company's senior unsecured long-term debt from BBB to BBB-. As a result, the fees and interest rates on borrowings under the Amended Credit Facility increased. After the downgrade, borrowings under the Amended Credit Facility bear interest at LIBOR plus a margin of 47.5 bps. In addition, the per annum utilization and facility fees increased to 12.5 bps and 15 bps, respectively. In the event that both of the Company's second highest and lowest credit ratings are downgraded in the future, the margin over LIBOR and the facility fee under the Amended Credit Facility would become 70 bps and 17.5 bps, respectively, while the utilization fee would remain 12.5 bps.

The Company also maintained an unsecured revolving credit agreement (the "Supplemental Credit Facility") with a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent. Borrowings under the Supplemental Credit Facility were $200 million as of December 31, 2006. As of December 31, 2006, pricing under the Supplemental Credit Facility was based upon the Company's senior unsecured long-term debt ratings assigned by Moody's Investors Service, Standard & Poor's and Fitch Ratings, and borrowings bore interest at LIBOR plus a margin of 38 bps. The Supplemental Credit Facility also required the Company to pay per annum utilization fees if its usage exceeded 50% of the aggregate commitments under the Supplemental Credit Facility and per annum facility fees. As of December 31, 2006, the per annum utilization and facility fees were 10 bps and 12 bps, respectively. The Company was also required to pay an additional facility fee of 10 bps against the outstanding commitments under the facility as of October 6, 2006. After Standard & Poor's downgraded its rating on the Company's senior unsecured long-term debt on January 22, 2007, borrowings under the Supplemental Credit Facility bore interest at LIBOR plus a margin of 47.5 bps and the utilization and facility fees were increased to 12.5 bps and 15 bps, respectively.

2007 Annual Report

On February 22, 2007, the Supplemental Credit Facility was amended to extend its expiration date to December 15, 2007, reduce the total commitment to $200 million and modify the fees and interest rate paid on outstanding borrowings. After this amendment, pricing under the Supplemental Credit Facility was based upon the Company's senior unsecured long-term debt ratings assigned by Moody's Investors Service and Standard & Poor's. As a result of this amendment, borrowings under the Supplemental Credit Facility bore interest at LIBOR plus a margin of 82.5 bps and the per annum facility fee increased to 17.5 bps. The amendment eliminated the per annum utilization fee under the Supplemental Credit Facility. The Company repaid the $200 million outstanding balance on the Supplemental Credit Facility on its expiration date using available cash, proceeds from the issuance of unsecured commercial paper and borrowings under its credit facilities.

The Company was party to an unsecured credit agreement with a group of lenders and JPMorgan Chase Bank, N.A., as administrative agent, that provided capacity solely for the repayment of the MTNs that occurred during the third quarter of 2006 (the "Tender Support Facility"). Borrowings under the Tender Support Facility were $415 million as of December 31, 2006. Pricing under the Tender Support Facility was based upon the Company's senior unsecured long-term debt ratings assigned by Moody's Investors Service and Standard & Poor's. As of December 31, 2006, borrowings under this agreement bore interest at LIBOR plus a margin of 75 bps. The Tender Support Facility also required the Company to pay an initial fee of 10 bps of the commitment and a per annum commitment fee of 12 bps as of December 31, 2006. In addition, during the year ended December 31, 2006, the Company paid a one-time fee of 15 bps against borrowings of $415 million drawn under the Tender Support Facility. After Standard & Poor's downgraded its rating on the Company's senior unsecured long-term debt on January 22, 2007, borrowings under the Tender Support Facility bore interest at LIBOR plus a margin of 100 bps and the per annum commitment fee was increased to 17.5 bps.

On February 22, 2007, the Tender Support Facility was amended to extend its expiration date to December 15, 2007, reduce the total commitment to $415 million, modify the interest rates to be paid on the Company's outstanding borrowings based on certain of its senior unsecured long-term debt ratings and eliminate the per annum commitment fee. As a result of this amendment, borrowings under the Tender Support Facility bore interest at LIBOR plus a margin of 100 bps. The Company repaid the $415 million outstanding balance on the Tender Support Facility on its expiration date using available cash, proceeds from the issuance of unsecured commercial paper and borrowings under its credit facilities.

Debt Maturities

The following table provides the contractual maturities of the Company's indebtedness at December 31, 2007:

	Unsecured Debt
	(In millions)
Within one year	$ 331
Between one and two years	—
Between two and three years	5
Between three and four years	765
Between four and five years	—
Thereafter	429
	$ 1,530

As of December 31, 2007, available funding under the Company's unsecured committed credit facilities consisted of:

	Capacity[1]	Utilized Capacity	Available Capacity
		(In millions)	
Unsecured committed credit facilities[2]	$ 1,221	$ 905	$ 316

[1] Capacity is dependent upon maintaining compliance with, or obtaining waivers of, the terms, conditions and covenants of the respective agreements.

[2] Available capacity reflects a reduction in availability due to an allocation against the facilities of $132 million which fully supports the outstanding unsecured commercial paper issued by the Company as of December 31, 2007. Under the Company's policy, all of the outstanding unsecured commercial paper is supported by available capacity under its unsecured committed credit facilities. In addition, utilized capacity reflects $8 million of letters of credit issued under the Amended Credit Facility. This excludes capacity of the Amended Credit Facility's Canadian sub-facility.

Beginning on March 16, 2006, access to the Company's continuous offering shelf registration statement for public debt issuances was no longer available due to the Company's non-current filing status with the Securities and Exchange Commission ("SEC"). Although the Company became current in its filing status with the SEC on June 28, 2007, its shelf registration statement will not be available to the Company until it is a timely filer under the Exchange Act of 1934 for twelve consecutive months. The Company may, however, access the public debt markets through the filing of other registration statements.

Debt Covenants

Certain of the Company's debt arrangements require the maintenance of certain financial ratios and contain restrictive covenants, including, but not limited to, restrictions on indebtedness of material subsidiaries, mergers, liens, liquidations and sale and leaseback transactions. The Amended Credit Facility requires that the Company maintain: (i) on the last day of each fiscal quarter, net worth of $1.0 billion plus 25% of net income, if positive, for each fiscal quarter ended after December 31, 2004 and (ii) at any time, a ratio of indebtedness to tangible net worth no greater than 10:1. The MTN Indenture requires that the Company maintain a debt to tangible equity ratio of not more than 10:1. The MTN Indenture also restricts the Company from paying dividends if, after giving effect to the dividend payment, the debt to equity ratio exceeds 6.5:1. At December 31, 2007, the Company was in compliance with all of its financial covenants related to its debt arrangements.

Under certain of the Company's financing, servicing, hedging and related agreements and instruments (collectively, the "Financing Agreements"), the lenders or trustees have the right to notify the Company if they believe it has breached a covenant under the operative documents and may declare an event of default. If one or more notices of default were to be given, the Company believes it would have various periods in which to cure such events of default. If it does not cure the events of default or obtain necessary waivers within the required time periods, the maturity of some of its debt could be accelerated and its ability to incur additional indebtedness could be restricted. In addition, events of default or acceleration under certain of the Company's Financing Agreements would trigger cross-default provisions under certain of its other Financing Agreements.

3. Guarantees and Indemnifications

PHH Corporation provides guarantees to third parties on behalf of its consolidated subsidiaries. These include guarantees of payments under derivative contracts that are used to manage interest rate risk, rent payments to landlords under operating lease agreements, payments of principal under certain borrowing arrangements and guarantees of performance under certain service arrangements.

4. Subsequent Events

See Note 1, "Terminated Merger" for a discussion of subsequent events related to the terminated Merger.

PHH CORPORATION AND SUBSIDIARIES
SUPPLEMENTARY FINANCIAL DATA
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

PHH CORPORATION AND SUBSIDIARIES
(In millions)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2007:					
Deferred tax asset valuation allowance	$ 63	$ (20)	$ 26[(1)]	$ —	$ 69
Year Ended December 31, 2006:					
Deferred tax asset valuation allowance	62	1	—	—	63
Year Ended December 31, 2005:					
Deferred tax asset valuation allowance	86	1	—	(25)[(2)]	62

(1) As a result of the implementation of Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes," the Company recorded a $26 million increase to its deferred income tax assets and a $26 million increase to its valuation allowance against those deferred income tax assets.

(2) Restructuring associated with the spin-off from Cendant Corporation during the year ended December 31, 2005 resulted in reductions of state net operating loss carryforwards with corresponding reductions in valuation allowances.

PHH CORPORATION
(In millions)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2007:					
Deferred tax asset valuation allowance	$ 6	$ —	$ —	$ —	$ 6
Year Ended December 31, 2006:					
Deferred tax asset valuation allowance	6	—	—	—	6
Year Ended December 31, 2005:					
Deferred tax asset valuation allowance	9	—	5[(1)]	(8)[(2)]	6

(1) Intercompany transfer resulting from corporate restructuring in connection with the spin-off from Cendant Corporation during the year ended December 31, 2005.

(2) Restructuring associated with the spin-off from Cendant Corporation during the year ended December 31, 2005 resulted in reductions of state net operating loss carryforwards with corresponding reductions in valuation allowances.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K for the year ended December 31, 2007 (the "Form 10-K"), management performed, with the participation of our Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. Based on that evaluation, management concluded that our disclosure controls and procedures were effective as of December 31, 2007.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). The effectiveness of any system of internal control over financial reporting is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating and evaluating our internal control over financial reporting. Because of these inherent limitations, internal control over financial reporting cannot provide absolute assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that our internal control over financial reporting may become inadequate because of changes in conditions or other factors, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal control over financial reporting as necessary and appropriate for our business, but cannot provide assurance that such efforts will be sufficient to maintain effective internal control over financial reporting.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 as required under Section 404 of the Sarbanes-Oxley Act of 2002. Management's assessment of the effectiveness of our internal control over financial reporting was conducted using the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management utilized substantial internal resources and engaged outside consultants to assist in various aspects of its assessment and compliance efforts. Management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their attestation report which is included in Item 8 of this Form 10-K.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

We engaged in substantial efforts to remediate the six material weaknesses in our internal control over financial reporting disclosed in our Annual Report on Form 10-K for the year ended December 31, 2006 (the "2006 Form 10-K") and the ineffectiveness of our disclosure controls and procedures. Our efforts to remediate the material weaknesses identified in the 2006 Form 10-K were ongoing throughout 2007. As a result of the delayed filing of our 2006 Form 10-K until May 24, 2007 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 until June 28, 2007, the testing and evaluation processes necessary to complete our assessment of the effectiveness of our internal control over financial reporting were delayed. In addition, on March 15, 2007 we announced that we had entered into a definitive agreement (the "Merger Agreement") with General Electric Capital Corporation and its wholly owned subsidiary, Jade Merger Sub, Inc., to be acquired (the "Merger") which was expected to close on or before December 31, 2007. (See "Item 1. Business" in this Form 10-K for additional information regarding the Merger.) During 2007 we focused significant time and resources on complying with our obligations under the Merger Agreement, which further delayed our 2007 internal control assessment, testing and evaluation processes. After receiving a notice in September 2007 of certain financing issues that ultimately resulted in the termination of the Merger Agreement, we refocused our time and resources to complete the 2007 internal control assessment, testing and evaluation processes during the quarter ended December 31, 2007.

The following paragraphs describe changes in our internal control over financial reporting as a result of our successful efforts to remediate the six material weaknesses disclosed in our 2006 Form 10-K.

- We became a timely filer under the Exchange Act beginning with the filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. Our previous status as a delayed filer was a contributing factor to the material weakness relating to our financial closing and reporting process disclosed in our 2006 Form 10-K. As a timely filer, we were able to mitigate certain risks associated with internal control deficiencies identified in other process areas, including our human resources, payroll and expenditure processes, through the timely performance of the following internal control processes:
    - preparation, review and approval of financial statements, financial disclosures and journal entries with the retention of supporting documentation;
    - performance of our disclosure controls and procedures, including activities performed by the Disclosure Committee and other activities performed by management to ensure appropriate review, supervision and monitoring internal controls were in place in support of the preparation of our financial statements;
    - determination of the effective income tax rate, significant income tax estimates and contingency reserves, including the analysis of changes to income tax laws and
    - performance of financial statement and account variance analysis procedures.
- We enhanced procedures for the reconciliation of certain accounts payable and other balance sheet accounts, including the investigation and resolution of reconciling items.
- We implemented additional monitoring internal controls to determine the completeness and accuracy of data transmitted between us and our third-party payroll service provider related to the review and authorization of payroll funding.
- We enhanced certain contract administration and review procedures, including the review of contracts with regard to the appropriate application of GAAP, and documentation evidencing this review to ensure the proper accounting treatment.
- We enhanced our policies and procedures related to accounting for income taxes, including income tax contingencies and uncertainties.
- We conducted a risk culture survey sampling employees across business units and organizational levels to identify potential issues related to risk management and our internal control environment and to increase employee awareness and understanding of business risks throughout the organization.
- We implemented additional internal controls related to establishing, modifying and maintaining vendor accounts, including the validation of payment requests against payment approval limits, and monitoring the transfer of data from our operational systems to our accounts payable system.

Changes in Internal Control Over Financial Reporting

Except for our remediation efforts described above, there have been no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Information required under this Item is contained in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders under the headings "Board of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance" and "Committees of the Board" and is incorporated herein by reference.

Item 11. ***Executive Compensation***

Information required under this Item is contained in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders under the headings "Executive Compensation," "Director Compensation," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation" and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information required under this Item is contained in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Information required under this Item is contained in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders under the headings "Certain Relationships and Related Transactions" and "Board of Directors— Independence of the Board of Directors" and is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services***

Information required under this Item is contained in the Company's Proxy Statement for the 2008 Annual Meeting of Stockholders under the heading "Principal Accountant Fees and Services" and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1). Financial Statements

Information in response to this Item is included in Item 8 of Part II of this Form 10-K.

(a)(2). Financial Statement Schedules

Information in response to this Item is included in Item 8 of Part II of this Form 10-K and incorporated herein by reference to Exhibit 12 attached to this Form 10-K.

(a)(3) and (b). Exhibits

Information in response to this Item is incorporated herein by reference to the Exhibit Index to this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 29th day of February, 2008.

PHH CORPORATION

By: /s/ TERENCE W. EDWARDS

Name: Terence W. Edwards
Title: President and Chief Executive Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. The undersigned hereby constitute and appoint Terence W. Edwards, Clair M. Raubenstine and William F. Brown, and each of them, their true and lawful agents and attorneys-in-fact with full power and authority in said agents and attorneys-in-fact, and in any one or more of them, to sign for the undersigned and in their respective names as Directors and officers of PHH Corporation, any amendment or supplement hereto. The undersigned hereby confirm all acts taken by such agents and attorneys-in-fact, or any one or more of them, as herein authorized.

Signature	Title	Date
/s/ TERENCE W. EDWARDS Terence W. Edwards	President, Chief Executive Officer and Director (Principal Executive Officer)	February 29, 2008
/s/ CLAIR M. RAUBENSTINE Clair M. Raubenstine	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 29, 2008
/s/ A.B. KRONGARD A.B. Krongard	Non-Executive Chairman of the Board of Directors	February 29, 2008
/s/ JAMES W. BRINKLEY James W. Brinkley	Director	February 29, 2008
/s/ GEORGE J. KILROY George J. Kilroy	Director	February 29, 2008
/s/ ANN D. LOGAN Ann D. Logan	Director	February 29, 2008
/s/ JONATHAN D. MARINER Jonathan D. Mariner	Director	February 29, 2008
/s/ FRANCIS J. VAN KIRK Francis J. Van Kirk	Director	February 29, 2008

EXHIBIT INDEX

Exhibit No.	Description	Incorporation by Reference
2.1	Agreement and Plan of Merger by and among Cendant Corporation, PHH Corporation, Avis Acquisition Corp. and Avis Group Holdings, Inc., dated as of November 11, 2000.	Incorporated by reference to Exhibit 2.1 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
2.2*	Agreement and Plan of Merger dated as of March 15, 2007 by and among General Electric Capital Corporation, a Delaware corporation, Jade Merger Sub, Inc., a Maryland corporation, and PHH Corporation, a Maryland corporation.	Incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed on March 15, 2007.
3.1	Amended and Restated Articles of Incorporation.	Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on February 1, 2005.
3.2	Amended and Restated By-Laws.	Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on February 1, 2005.
3.3	Amended and Restated Limited Liability Company Operating Agreement, dated as of January 31, 2005, of PHH Home Loans, LLC, by and between PHH Broker Partner Corporation and Cendant Real Estate Services Venture Partner, Inc.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 1, 2005.
3.3.1	Amendment No. 1 to the Amended and Restated Limited Liability Company Operating Agreement of PHH Home Loans, LLC, dated May 12, 2005, by and between PHH Broker Partner Corporation and Cendant Real Estate Services Venture Partner, Inc.	Incorporated by reference to Exhibit 3.3.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 filed on November 14, 2005.
3.3.2	Amendment No. 2, dated as of March 31, 2006 to the Amended and Restated Limited Liability Company Operating Agreement of PHH Home Loans, LLC, dated as of January 31, 2005, as amended.	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Cendant Corporation (now known as Avis Budget Group, Inc.) filed on April 4, 2006.
4.1	Specimen common stock certificate.	Incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005.
4.1.2	See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated Articles of Incorporation and Amended and Restated By-laws of the registrant defining the rights of holders of common stock of the registrant.	Incorporated by reference to Exhibits 3.1 and 3.2, respectively, to our Current Report on Form 8-K filed on February 1, 2005.
4.2	Rights Agreement, dated as of January 28, 2005, by and between PHH Corporation and The Bank of New York.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on February 1, 2005.
4.3	Indenture dated as of November 6, 2000 between PHH Corporation and Bank One Trust Company, N.A., as Trustee.	Incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
4.4	Supplemental Indenture No. 1 dated as of November 6, 2000 between PHH Corporation and Bank One Trust Company, N.A., as Trustee.	Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.

Exhibit No.	Description	Incorporation by Reference
4.5	Supplemental Indenture No. 3 dated as of May 30, 2002 to the Indenture dated as of November 6, 2000 between PHH Corporation and Bank One Trust Company, N.A., as Trustee (pursuant to which the Internotes, 6.000% Notes due 2008 and 7.125% Notes due 2013 were issued).	Incorporated by reference to Exhibit 4.5 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed on August 8, 2007.
4.6	Form of PHH Corporation Internotes.	Incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 5, 2003.
4.7	Amendment to the Rights Agreement dated March 14, 2007 between PHH Corporation and The Bank of New York.	Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on March 15, 2007.
10.1	Base Indenture dated as of June 30, 1999 between Greyhound Funding LLC (now known as Chesapeake Funding LLC) and The Chase Manhattan Bank, as Indenture Trustee.	Incorporated by reference to Exhibit 10.1 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.2	Supplemental Indenture No. 1 dated as of October 28, 1999 between Greyhound Funding LLC and The Chase Manhattan Bank to the Base Indenture dated as of June 30, 1999.	Incorporated by reference to Exhibit 10.2 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.3	Series 1999-3 Indenture Supplement between Greyhound Funding LLC (now known as Chesapeake Funding LLC) and The Chase Manhattan Bank, as Indenture Trustee, dated as of October 28, 1999, as amended through January 20, 2004.	Incorporated by reference to Exhibit 10.3 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.4	Second Amended and Restated Mortgage Loan Purchase and Servicing Agreement, dated as of October 31, 2000 among the Bishop's Gate Residential Mortgage Trust, as Purchaser, Cendant Mortgage Corporation, as Seller and Servicer, and PHH Corporation as Guarantor.	Incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the year ended December 31, 2006 filed on May 24, 2007.
10.5	Second Amended and Restated Mortgage Loan Repurchases and Servicing Agreement dated as of December 16, 2002 among Sheffield Receivables Corporation, as Purchaser, Barclays Bank PLC, New York Branch, as Administrative Agent, Cendant Mortgage Corporation, as Seller and Servicer and PHH Corporation, as Guarantor.	Incorporated by reference to Exhibit 10.16 to our Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 5, 2003.
10.6	Series 2002-1 Indenture Supplement, between Chesapeake Funding LLC, as Issuer and JPMorgan Chase Bank, as Indenture Trustee, dated as of June 10, 2002.	Incorporated by reference to Exhibit 4.5 to the Annual Report on Form 10-K of Chesapeake Funding LLC for the year ended December 31, 2002 filed on March 10, 2003.
10.7	Supplemental Indenture No. 2, dated as of May 27, 2003, to Base Indenture, dated as of June 30, 1999, as supplemented by Supplemental Indenture No. 1, dated as of October 28, 1999, between Chesapeake Funding LLC and JPMorgan Chase Bank, as Trustee.	Incorporated by reference to Exhibit 4.3 to the Amendment to the Registration Statement on Form S-3/A (No. 333-103678) of Chesapeake Funding LLC filed on August 1, 2003.

Exhibit No.	Description	Incorporation by Reference
10.8	Supplemental Indenture No. 3, dated as of June 18, 2003, to Base Indenture, dated as of June 30, 1999, as supplemented by Supplemental Indenture No. 1, dated as of October 28, 1999, and Supplemental Indenture No. 2, dated as of May 27, 2003, between Chesapeake Funding LLC and JPMorgan Chase Bank, as Trustee.	Incorporated by reference to Exhibit 4.4 to the Amendment to the Registration Statement on Form S-3/A (No. 333-103678) of Chesapeake Funding LLC filed on August 1, 2003.
10.9	Supplemental Indenture No. 4, dated as of July 31, 2003, to the Base Indenture, dated as of June 30, 1999, between Chesapeake Funding LLC and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Indenture Trustee.	Incorporated by reference to Exhibit 4.5 to the Amendment to the Registration Statement on Form S-3/A (No. 333-103678) of Chesapeake Funding LLC filed on August 1, 2003.
10.10	Series 2003-1 Indenture Supplement, dated as of August 14, 2003, to the Base Indenture, dated as of June 30, 1999, between Chesapeake Funding LLC and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Indenture Trustee.	Incorporated by reference to Exhibit 4.6 to the Amendment to the Registration Statement on Form S-3/A (No. 333-109007) of Chesapeake Funding LLC filed on November 5, 2003.
10.11	Series 2003-2 Indenture Supplement, dated as of November 19, 2003, between Chesapeake Funding LLC, as Issuer and JPMorgan Chase Bank, as Indenture Trustee.	Incorporated by reference to Exhibit 10.43 to the Annual Report on Form 10-K of Cendant Corporation (now known as Avis Budget Group, Inc.) for the year ended December 31, 2003 filed on March 1, 2004.
10.12	Three Year Competitive Advance and Revolving Credit Agreement, dated as of June 28, 2004, among PHH Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.	Incorporated by reference to Exhibit 10 to our Current Report on Form 8-K filed on June 30, 2004.
10.13	Series 2004-1 Indenture Supplement, dated as of July 29, 2004, to the Base Indenture, dated as of June 30, 1999, between Chesapeake Funding LLC and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Indenture Trustee.	Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed on November 2, 2004.
10.14	Amendment, dated as of December 21, 2004, to the Three Year Competitive Advance and Revolving Credit Agreement, dated as of June 28, 2004, by and among PHH, the Financial Institution parties thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.	Incorporated by reference to Exhibit 10.13 to our Current Report on Form 8-K filed on February 1, 2005.
10.15‡‡	Strategic Relationship Agreement, dated as of January 31, 2005, by and among Cendant Real Estate Services Group, LLC, Cendant Real Estate Services Venture Partner, Inc., PHH Corporation, Cendant Mortgage Corporation, PHH Broker Partner Corporation and PHH Home Loans, LLC.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 1, 2005.
10.16	Trademark License Agreement, dated as of January 31, 2005, by and among TM Acquisition Corp., Coldwell Banker Real Estate Corporation, ERA Franchise Systems, Inc. and Cendant Mortgage Corporation.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on February 1, 2005.

Exhibit No.	Description	Incorporation by Reference
10.17	Marketing Agreement, dated as of January 31, 2005, by and between Coldwell Banker Real Estate Corporation, Century 21 Real Estate LLC, ERA Franchise Systems, Inc., Sotheby's International Affiliates, Inc. and Cendant Mortgage Corporation.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on February 1, 2005.
10.18	Separation Agreement, dated as of January 31, 2005, by and between Cendant Corporation and PHH Corporation.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on February 1, 2005.
10.19‡‡	Tax Sharing Agreement, dated as of January 1, 2005, by and among Cendant Corporation, PHH Corporation and certain affiliates of PHH Corporation named therein.	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on February 1, 2005.
10.20	Transition Services Agreement, dated as of January 31, 2005, by and among Cendant Corporation, Cendant Operations, Inc., PHH Corporation, PHH Vehicle Management Services, LLC (d/b/a PHH Arval) and Cendant Mortgage Corporation.	Incorporated by reference to Exhibit 10.7 to our Current Report on Form 8-K filed on February 1, 2005.
10.21	Employment Agreement, dated as of January 31, 2005, by and among PHH Corporation and Terence W. Edwards.	Incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed on February 1, 2005.
10.22†	PHH Corporation Non-Employee Directors Deferred Compensation Plan.	Incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K filed on February 1, 2005.
10.23†	PHH Corporation Officer Deferred Compensation Plan.	Incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed on February 1, 2005.
10.24†	PHH Corporation Savings Restoration Plan.	Incorporated by reference to Exhibit 10.12 to our Current Report on Form 8-K filed on February 1, 2005.
10.25†	PHH Corporation 2005 Equity and Incentive Plan.	Incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed on February 1, 2005.
10.26†	Form of PHH Corporation 2005 Equity Incentive Plan Non-Qualified Stock Option Agreement.	Incorporated by reference to Exhibit 10.29 to our Annual Report on Form 10-K for the year ended December 31, 2004 filed on March 15, 2005.
10.27†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Agreement, as amended.	Incorporated by reference to Exhibit 10.28 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 16, 2005.
10.28†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Conversion Award Agreement.	Incorporated by reference to Exhibit 10.29 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 16, 2005.
10.29†	Form of PHH Corporation 2003 Restricted Stock Unit Conversion Award Agreement.	Incorporated by reference to Exhibit 10.30 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 16, 2005.
10.30†	Form of PHH Corporation 2004 Restricted Stock Unit Conversion Award Agreement.	Incorporated by reference to Exhibit 10.31 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 16, 2005.

Exhibit No.	Description	Incorporation by Reference
10.31†	Resolution of the PHH Corporation Board of Directors dated March 31, 2005, adopting non-employee director compensation arrangements.	Incorporated by reference to Exhibit 10.32 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 filed on May 16, 2005.
10.32	Fourth Amended and Restated Mortgage Loan Repurchase and Servicing Agreement between Sheffield Receivables Corporation, as purchaser, Barclays Bank PLC, New York Branch, as Administrative Agent, PHH Mortgage Corporation, as Seller and Servicer, and PHH Corporation, as Guarantor, dated as of June 30, 2005.	Incorporated by reference to Exhibit 10.33 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 filed on August 12, 2005.
10.33	Series 2005-1 Indenture Supplement between Chesapeake Funding LLC, as Issuer, PHH Vehicle Management Services, LLC, as administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain CP Conduit Purchaser, Certain APA Banks, Certain Funding Agents and JPMorgan Chase Bank, National Association, as Indenture Trustee, dated as of July 15, 2005.	Incorporated by reference to Exhibit 10.34 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 filed on August 12, 2005.
10.34†	Amendment Number One to the PHH Corporation 2005 Equity and Incentive Plan.	Incorporated by reference to Exhibit 10.35 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 filed on August 12, 2005.
10.35†	Form of PHH Corporation 2005 Equity and Incentive Plan Non-Qualified Stock Option Award Agreement, as revised June 28, 2005.	Incorporated by reference to Exhibit 10.36 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 filed on August 12, 2005.
10.36†	Form of PHH Corporation 2005 Equity and Incentive Plan Restricted Stock Unit Award Agreement, as revised June 28, 2005.	Incorporated by reference to Exhibit 10.37 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 filed on August 12, 2005.
10.37†‡	Resolution of the PHH Corporation Compensation Committee dated November 10, 2005 modifying fiscal 2005 performance targets for equity awards and cash bonuses under the 2005 Equity and Incentive Plan.	Incorporated by reference to Exhibit 10.38 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 filed on November 14, 2005.
10.38†‡	Form of Vesting Schedule Modification for PHH Corporation 2004 Restricted Stock Unit Conversion Award Agreement.	Incorporated by reference to Exhibit 10.39 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 filed on November 14, 2005.
10.39†‡	Form of Accelerated Vesting Schedule Modification for PHH Corporation Restricted Stock Unit Award Agreement.	Incorporated by reference to Exhibit 10.40 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 filed on November 14, 2005.
10.40†‡	Form of Accelerated Vesting Schedule Modification for PHH Corporation Non-Qualified Stock Option Award Agreement.	Incorporated by reference to Exhibit 10.41 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 filed on November 14, 2005.

Exhibit No.	Description	Incorporation by Reference
10.41	Extension of Scheduled Expiry Date, dated as of December 2, 2005, for Series 1999-3 Indenture Supplement No. 1, dated as of October 28, 1999, as amended, to the Base Indenture, dated as of June 30, 1999.	Incorporated by reference to Exhibit 10.1 to our Amended Current Report on Form 8-K/A filed on December 12, 2005.
10.42‡‡	Amended and Restated Tax Sharing Agreement dated as of December 21, 2005 between PHH Corporation and Cendant Corporation.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 28, 2005.
10.43†	Resolution of the PHH Corporation Compensation Committee dated December 21, 2005 modifying fiscal 2006 through 2008 performance targets for equity awards under the 2005 Equity and Incentive Plan.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on December 28, 2005.
10.44†‡‡	Form of Vesting Schedule Modification for PHH Corporation Restricted Stock Unit Conversion Award Agreement.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on December 28, 2005.
10.45†‡‡	Form of Accelerated Vesting Schedule Modification for PHH Corporation Restricted Stock Unit Award Agreement.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on December 28, 2005.
10.46†‡‡	Form of Accelerated Vesting Schedule Modification for PHH Corporation Non-Qualified Stock Option Award Agreement.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on December 28, 2005.
10.47	Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein (the "Lenders"), and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.47 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.48	Extension Agreement, dated as of January 13, 2006, extending the expiration date for the Fourth Amended and Restated Mortgage Loan Repurchase and Servicing Agreement, dated as of June 30, 2005, among Sheffield Receivables Corporation, as Purchaser, Barclays Bank PLC, as Administrative Agent, PHH Mortgage Corporation, as Seller and Servicer, and PHH Corporation, as Guarantor.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 17, 2006.
10.49	Base Indenture, dated as of March 7, 2006, between Chesapeake Funding LLC (now known as Chesapeake Finance Holdings LLC), as Issuer, and JPMorgan Chase Bank, N.A., as Indenture Trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 13, 2006.

Exhibit No.	Description	Incorporation by Reference
10.50	Series 2006-1 Indenture Supplement, dated as of March 7, 2006, among Chesapeake Funding LLC (now known as Chesapeake Finance Holdings LLC), as issuer, PHH Vehicle Management Services, LLC, as Administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain CP Conduit Purchasers, Certain APA Banks, Certain Funding Agents, and JPMorgan Chase Bank, N.A., as Indenture Trustee.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on March 13, 2006.
10.51	Series 2006-2 Indenture Supplement, dated as of March 7, 2006, among Chesapeake Funding LLC (now known as Chesapeake Finance Holdings LLC), as Issuer, PHH Vehicle Management Services, LLC, as Administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain CP Conduit Purchasers, Certain APA Banks, Certain Funding Agents, and JPMorgan Chase Bank, N.A., as Indenture Trustee.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on March 13, 2006.
10.52	Master Exchange Agreement, dated as of March 7, 2006, by and among PHH Funding, LLC, Chesapeake Finance Holdings LLC (f/k/a Chesapeake Funding LLC) and D.L. Peterson Trust.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on March 13, 2006.
10.53	$500 million 364-Day Revolving Credit Agreement, dated as of April 6, 2006, among PHH Corporation, as Borrower, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners, the Lenders referred to therein, and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 6, 2006.
10.54‡‡	Management Services Agreement, dated as of March 31, 2006, between PHH Home Loans, LLC and PHH Mortgage Corporation.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on April 6, 2006.
10.55	Base Indenture, dated as of December 11, 1998, between Bishop's Gate Residential Mortgage Trust, as Issuer, and The Bank of New York, as Indenture Trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 21, 2006.
10.56	Series 1999-1 Supplement, dated as of November 22, 1999, to the Base Indenture, dated as of December 11, 1998, between Bishop's Gate Residential Mortgage Trust, as Issuer, and The Bank of New York, as Indenture Trustee and Series 1999-1 Agent.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on July 21, 2006.
10.57	Base Indenture Amendment Agreement, dated as of October 31, 2000, to the Base Indenture, dated as of December 11, 1998, between Bishop's Gate Residential Mortgage Trust, as Issuer, and The Bank of New York, as Indenture Trustee.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on July 21, 2006.

Exhibit No.	Description	Incorporation by Reference
10.58	Series 2001-1 Supplement, dated as of March 30, 2001, to the Base Indenture, dated as of December 11, 1998, between Bishop's Gate Residential Mortgage Trust, as Issuer, and The Bank of New York, as Indenture Trustee and Series 2001-1 Agent.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on July 21, 2006.
10.59	Series 2001-2 Supplement, dated as of November 20, 2001, to the Base Indenture, dated as of December 11, 1998, between Bishop's Gate Residential Mortgage Trust, as Issuer, and The Bank of New York, as Indenture Trustee and Series 2001-2 Agent.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on July 21, 2006.
10.60	Base Indenture Second Amendment Agreement, dated as of December 28, 2001, to the Base Indenture, dated as of December 11, 1998, between Bishop's Gate Residential Mortgage Trust, as Issuer, and The Bank of New York, as Indenture Trustee.	Incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K filed on July 21, 2006.
10.61	$750 million Credit Agreement, dated as of July 21, 2006, among PHH Corporation, as Borrower, Citicorp North America, Inc. and Wachovia Bank, National Association, as Syndication Agents, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners, the Lenders referred to therein, and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 24, 2006.
10.62	Amended and Restated Liquidity Agreement dated as of December 11, 1998 (as Further and Amended and Restated as of December 2, 2003) among Bishop's Gate Residential Mortgage Trust, Certain Banks Listed Therein and JPMorgan Chase Bank, as Agent.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on August 16, 2006.
10.63	Supplemental Indenture, dated as of August 11, 2006, between Bishop's Gate Residential Mortgage Trust and The Bank of New York, as Indenture Trustee.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on August 16, 2006.
10.64	Supplemental Indenture No. 4, dated as of August 31, 2006, by and between PHH Corporation and The Bank of New York (as successor in interest to Bank One Trust Company, N.A.), as Trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 1, 2006.
10.65‡	Release and Restrictive Covenants Agreement, dated September 20, 2006, by and between PHH Corporation and Neil J. Cashen.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on September 26, 2006.
10.66‡	Trademark License Agreement, dated as of January 31, 2005, by and between Cendant Real Estate Services Venture Partner, Inc., and PHH Home Loans, LLC.	Incorporated by reference to Exhibit 10.66 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.

Exhibit No.	Description	Incorporation by Reference
10.67‡	Origination Assistance Agreement, dated as of December 15, 2000, as amended through March 24, 2006, by and between Merrill Lynch Credit Corporation and Cendant Mortgage Corporation (renamed PHH Mortgage Corporation).	Incorporated by reference to Exhibit 10.67 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.68‡	Portfolio Servicing Agreement, dated as of January 28, 2000, as amended through October 27, 2004, by and between Merrill Lynch Credit Corporation and Cendant Mortgage Corporation (renamed PHH Mortgage Corporation).	Incorporated by reference to Exhibit 10.68 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.69‡	Loan Purchase and Sale Agreement, dated as of December 15, 2000, as amended through March 24, 2006, by and between Merrill Lynch Credit Corporation and Cendant Mortgage Corporation (renamed PHH Mortgage Corporation).	Incorporated by reference to Exhibit 10.69 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.70‡	Equity Access® and Omega℠ Loan Subservicing Agreement, dated as of June 6, 2002, as amended through March 14, 2006, by and between Merrill Lynch Credit Corporation, as servicer, and Cendant Mortgage Corporation (renamed PHH Mortgage Corporation), as subservicer.	Incorporated by reference to Exhibit 10.70 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.71‡	Servicing Rights Purchase and Sale Agreement, dated as of January 28, 2000, as amended through March 29, 2005, by and between Merrill Lynch Credit Corporation and Cendant Mortgage Corporation (renamed PHH Mortgage Corporation).	Incorporated by reference to Exhibit 10.71 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.
10.72‡	Sixth Amended and Restated Master Repurchase Agreement, dated as of October 29, 2007, among Sheffield Receivables Corporation, as conduit principal, Barclays Bank PLC, as Agent and PHH Mortgage Corporation, as Seller.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on November 2, 2007.
10.73	Amended and Restated Servicing Agreement, dated as of October 29, 2007, among Barclays Bank PLC, as Agent, PHH Mortgage Corporation, as Seller and Servicer, and PHH Corporation, as Guarantor.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on November 2, 2007.
10.74†‡	Resolution of the PHH Corporation Compensation Committee, dated November 22, 2006, modifying fiscal 2005 performance targets for equity awards and cash bonuses as applied to participants other than the Named Executive Officers under the 2005 Equity and Incentive Plan.	Incorporated by reference to Exhibit 10.74 to our Annual Report on Form 10-K for the year ended December 31, 2005 filed on November 22, 2006.

Exhibit No.	Description	Incorporation by Reference
10.75	Amended and Restated Series 2006-2 Indenture Supplement, dated as of December 1, 2006, among Chesapeake Funding LLC, as Issuer, PHH Vehicle Management Services, LLC, as Administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain Commercial Paper Conduit Purchasers, Certain APA Banks, Certain Funding Agents as set forth therein, and The Bank of New York as successor to JPMorgan Chase Bank, N.A., as indenture trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 7, 2006.
10.76	Amendment to Liquidity Agreement, dated as of December 1, 2006, among Bishop's Gate Residential Mortgage Trust, Certain Banks listed therein and JPMorgan Chase Bank, N.A., as Administrative Agent.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on December 7, 2006.
10.77	Supplemental Indenture No. 2, dated as of December 26, 2006, between Bishop's Gate Residential Mortgage Trust, the Issuer, and The Bank of New York, as Indenture Trustee.	Incorporated by reference to Exhibit 10.77 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 filed on March 30, 2007.
10.78	First Amendment, dated as of February 22, 2007, to the 364-Day Revolving Credit Agreement, dated as of April 6, 2006, among PHH Corporation, as Borrower, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners, the Lenders referred to therein, and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on February 28, 2007.
10.79	First Amendment, dated as of February 22, 2007, to the Credit Agreement, dated as of July 21, 2006, among PHH Corporation, as Borrower, Citicorp North America, Inc. and Wachovia Bank, National Association, as Syndication Agents; J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners; the Lenders, and JPMorgan Chase Bank, N.A., as a Lender and as Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on February 28, 2007.
10.80	First Amendment, dated as of March 6, 2007, to the Series 2006-1 Indenture Supplement, dated as of March 7, 2006, among Chesapeake Funding LLC, as Issuer, PHH Vehicle Management Services, LLC, as Administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain Commercial Paper Conduit Purchasers, Certain Banks, Certain Funding Agents as set forth therein, and The Bank of New York as Successor to JPMorgan Chase Bank, N.A., as Indenture Trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 8, 2007.

Exhibit No.	Description	Incorporation by Reference
10.81	First Amendment, dated as of March 6, 2007, to the Amended and Restated Series 2006-2 Indenture Supplement, dated as of December 1, 2006, among Chesapeake Funding LLC, as Issuer, PHH Vehicle Management Services, LLC, as Administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain Commercial Paper Conduit Purchasers, Certain Banks, Certain Funding Agents as set forth therein, and The Bank of New York as Successor to JPMorgan Chase Bank, N.A., as Indenture Trustee.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on March 8, 2007.
10.82	Consent and Amendment, dated as of March 14, 2007, between PHH Corporation, PHH Mortgage Corporation, PHH Broker Partner Corporation, PHH Home Loans, LLC, Realogy Real Estate Services Group, LLC (formerly Cendant Real Estate Services Group, LLC), Realogy Real Estate Services Venture Partner, Inc. (formerly known as Cendant Real Estate Services Venture Partner, Inc.), Century 21 Real Estate LLC, Coldwell Banker Real Estate Corporation, ERA Franchise Systems, Inc., Sotheby's International Realty Affiliates, Inc., and TM Acquisition Corp.	Incorporated by reference to Exhibit 10.82 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed on November 9, 2007.
10.83‡	Waiver and Amendment Agreement, dated as of March 14, 2007, between PHH Mortgage Corporation and Merrill Lynch Credit Corporation.	Incorporated by reference to Exhibit 10.83 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 filed on March 30, 2007.
10.84†‡	Resolution of the PHH Corporation Compensation Committee, dated June 7, 2007, approving the fiscal 2007 performance targets for cash bonuses under the PHH Corporation 2005 Equity and Incentive Plan.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 13, 2007.
10.85†	Form of PHH Corporation Retention Agreement for Certain Executive Officers as approved by the PHH Corporation Compensation Committee on June 7, 2007.	Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on June 13, 2007.
10.86†	Form of PHH Corporation Severance Agreement for Certain Executive Officers as approved by the PHH Corporation Compensation Committee on June 7, 2007.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on June 13, 2007.
10.87†‡	Resolution of the PHH Corporation Compensation Committee, dated June 27, 2007, approving the fiscal 2007 performance target for equity awards under the PHH Corporation 2005 Equity and Incentive Plan.	Incorporated by reference to Exhibit 10.87 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 filed on June 28, 2007.
10.88‡	Master Repurchase Agreement, dated as of November 1, 2007, between PHH Mortgage Corporation, as Seller, and Greenwich Capital Financial Products, Inc., as Buyer and Agent.	Incorporated by reference to Exhibit 10.88 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed on November 9, 2007.

Exhibit No.	Description	Incorporation by Reference
10.89	Guaranty, dated as of November 1, 2007, by PHH Corporation in favor of Greenwich Capital Financial Products, Inc., party to the Master Repurchase Agreement, dated as of November 1, 2007, between PHH Mortgage Corporation, as Seller, and Greenwich Capital Financial Products, Inc., as Buyer and Agent.	Incorporated by reference to Exhibit 10.89 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed on November 9, 2007.
10.90	Second Amendment, dated as of November 2, 2007, to the Amended and Restated Competitive Advance and Revolving Credit Agreement, as amended, dated as of January 6, 2006, by and among PHH Corporation and PHH Vehicle Management Services, Inc., as Borrowers, J.P. Morgan Securities, Inc. and Citigroup Global Markets, Inc., as Joint Lead Arrangers, the Lenders referred to therein, and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on November 2, 2007.
10.91	Second Amendment, dated as of November 2, 2007, to the $500 million 364-Day Revolving Credit Agreement, as amended, dated as of April 6, 2006, among PHH Corporation, as Borrower, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners, the Lenders referred to therein, and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K filed on November 2, 2007.
10.92	Second Amendment, dated as of November 2, 2007, to the $750 million Credit Agreement, as amended, dated as of July 21, 2006, among PHH Corporation, as Borrower, Citicorp North America, Inc. and Wachovia Bank, National Association, as Syndication Agents, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners, the Lenders referred to therein, and JPMorgan Chase Bank, N.A., as a Lender and Administrative Agent for the Lenders.	Incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K filed on November 2, 2007.
10.93	Second Amendment, dated as of November 30, 2007, to the Amended and Restated Series 2006-2 Indenture Supplement, dated as of December 1, 2006, among Chesapeake Funding LLC, as Issuer, PHH Vehicle Management Services, LLC, as Administrator, JPMorgan Chase Bank, N.A., as Administrative Agent, Certain Commercial Paper Conduit Purchasers, Certain Banks, Certain Funding Agents as set forth therein, and The Bank of New York as Successor to JPMorgan Chase Bank, N.A., as Indenture Trustee.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 6, 2007.

Exhibit No.	Description	Incorporation by Reference
10.94	Settlement Agreement, dated as of January 4, 2008, by, between and among PHH Corporation, Pearl Mortgage Acquisition 2 L.L.C. and Blackstone Capital Partners V L.P.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 7, 2008.
10.95	Form of PHH Corporation Amended and Restated Severance Agreement for Certain Executive Officers as approved by the PHH Corporation Compensation Committee on January 10, 2008.	Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on January 14, 2008.
12	Computation of Ratio of Earnings to Fixed Charges.	
21	Subsidiaries of the Registrant.	
23.1	Consent of Independent Registered Public Accounting Firm.	
31(i).1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
31(i).2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	
99.1	Glossary of Terms.	

* Schedules and exhibits of this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K which portions will be furnished upon the request of the Securities and Exchange Commission.

‡ Confidential treatment has been requested for certain portions of this Exhibit pursuant to Rule 24b-2 of the Exchange Act which portions have been omitted and filed separately with the Securities and Exchange Commission.

‡‡ Confidential treatment has been granted for certain portions of this Exhibit pursuant to an order under the Exchange Act which portions have been omitted and filed separately with the Securities and Exchange Commission.

† Management or compensatory plan or arrangement required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit 12

PHH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Earnings available to cover fixed charges:					
(Loss) income from continuing operations before income taxes and minority interest	$ (45)	$ (4)	$ 159	$ 172	$ 333
Plus: fixed charges	492	477	360	262	246
Earnings available to cover fixed charges	$ 447	$ 473	$ 519	$ 434	$ 579
Fixed charges[1]:					
Interest expense, including amortization of deferred financing costs	$ 480	$ 465	$ 348	$ 250	$ 235
Interest portion of rental payment	12	12	12	12	11
Total fixed charges	$ 492	$ 477	$ 360	$ 262	$ 246
Ratio of earnings to fixed charges	0.91x[2]	0.99x[2]	1.44x	1.66x	2.35x

(1) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

(2) Earnings were deficient to cover fixed charges by $45 million and $4 million for the years ended December 31, 2007 and 2006, respectively.

Subsidiaries of Registrant
As of December 31, 2007

Name of Subsidiary	Jurisdiction of Incorporation or Formation
1st Elite Home Loans, LLC	DE
Atrium Insurance Corporation	NY
Axiom Financial, LLC	UT
Cartus Home Loans, LLC	DE
Canadian Lease Management Ltd.	Canada
CBS Financial Services, L.L.C.	MI
Century 21 Mortgage Corporation	MA
Chesapeake Finance Holdings LLC	DE
Chesapeake Funding LLC	DE
Coldwell Banker Home Loans, LLC	DE
Coldwell Banker Mortgage Corporation	MA
D. L. Peterson Trust	DE
Dealers Holding, Inc.	MD
Domain Distinctive Property Finance Corporation	MA
Driversshield.com FS Corp.	NY
Edenton Motors, Inc.	MD
ERA Home Loans, LLC	DE
ERA Mortgage Corporation	MA
FAH Company, Inc.	DE
First Fleet Corporation	MA
First Fleet Master Titling Trust	DE
Haddonfield Holding Corporation	DE
Highlands Vehicle Solutions, Inc.	MD
Instamortgage.com Corporation	MD
J.W. Geckle Trust	MD
JHH Partnership	MD
Landover Mortgage, LLC	WA
Logic Leasing, Inc.	MA
Long Island Mortgage Group, Inc. (dba Corcoran Capital; L'Argent Funding Consultants; Home Key Mortgage Bankers; Royal Capital; Manhattan Island Capital; Long Island Mortgage Resources; NYC Capital; Madison Avenue Capital)	NY
MortgageSave.com Corporation	MA
NE Moves Mortgage, LLC	MA
North Florida Mortgage Services, LLC	DE
Pacific Access Mortgage, LLC	HI
PHH (Bermuda) Holdings Ltd.	Bermuda
PHH Auto Finance LLC	MD
PHH Broker Partner Corporation	MD
PHH Canadian Holdings, Inc.	DE
PHH Caribbean Leasing, Inc.	MD
PHH Charitable Trust	U.K.

Name of Subsidiary	Jurisdiction of Incorporation or Formation
PHH Continental Leasing, LLC	MD
PHH Corner Leasing, Inc.	MD
PHH Corporate Services, Inc.	DE
PHH CPA, Inc.	MD
PHH de Brasil Paricopaceos Ltda.	Brazil
PHH Financial Services LLC	MD
PHH Foundation, Inc.	MD
PHH Home Loans, LLC (dba Sunbelt Lending Services; Hamera Home Loans; ERA Home Loans; Burnet Home Loans; Coldwell Banker Home Loans; Cartus Home Loans; First Capital; Coastal Funding)	DE
PHH Leasing of Canada Ltd	Canada
PHH Market Leasing, Inc.	MD
PHH Milford Leasing, Inc.	MD
PHH Mortgage Capital LLC	DE
PHH Mortgage Corporation	NJ
PHH Mortgage Services Corporation	MD
PHH National Leasing, Inc.	MD
PHH Page Leasing, Inc.	MD
PHH Personallease Corporation	MD
PHH Power Leasing, Inc.	MD
PHH Preferred Mortgage, LLC	DE
PHH Services B.V.	Netherlands
PHH Solutions and Technologies, LLC	DE
PHH St. Paul Leasing, Inc.	DE
PHH Sub 1 Inc.	DE
PHH Sub 2 Inc.	DE
PHH Vehicle Management Services Group LLC	DE
PHH Vehicle Management Services, Inc.	Canada
PHH Vehicle Management Services, LLC (dba PHH Arval)	DE
PHH VMS Subsidiary Corporation	DE
PHH/Paymentech LLC	DE
Preferred Mortgage Group, LLC (dba Preferred Mortgage Services)	VA
Raven Funding LLC	DE
RMR Financial, LLC (dba Princeton Capital)	CA
Speedy Title & Appraisal Review Services LLC	DE
Terrapin Funding LLC	DE
VMS Holdings LLC	DE
Williamsburg Motors, Inc.	MD

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-46434 and 333-45373 on Form S-3 and Registration Statement Nos. 333-122477, 333-123055 and 333-128144 on Form S-8 of our reports dated February 29, 2008, relating to the consolidated financial statements and financial statement schedules of PHH Corporation, and the effectiveness of PHH Corporation's internal control over financial reporting, appearing in this Annual Report on Form 10-K of PHH Corporation and subsidiaries for the year ended December 31, 2007.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
February 29, 2008

Exhibit 31(i).1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Terence W. Edwards, certify that:

1. I have reviewed this Annual Report on Form 10-K of PHH Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Terence W. Edwards

Terence W. Edwards
President and Chief Executive Officer

Date: February 29, 2008

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Clair M. Raubenstine, certify that:

1. I have reviewed this Annual Report on Form 10-K of PHH Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Clair M. Raubenstine

Clair M. Raubenstine
Executive Vice President and
Chief Financial Officer

Date: February 29, 2008

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

Pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of PHH Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the annual period ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Terence W. Edwards

Terence W. Edwards
President and Chief Executive Officer

Date: February 29, 2008

A signed original of this written statement required by Section 906 has been provided to PHH Corporation and will be retained by PHH Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of PHH Corporation, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

CERTIFICATION OF CHIEF FINANCIAL OFFICER

Pursuant to 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of PHH Corporation (the "Company") hereby certifies, to such officer's knowledge, that:

(i) the Annual Report on Form 10-K of the Company for the annual period ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or Section 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Clair M. Raubenstine

Clair M. Raubenstine
Executive Vice President and
Chief Financial Officer

Date: February 29, 2008

A signed original of this written statement required by Section 906 has been provided to PHH Corporation and will be retained by PHH Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished solely to accompany the Report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of PHH Corporation, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibit 99.1

GLOSSARY OF TERMS

Defined below are certain terms used in PHH Corporation's Annual Report on Form 10-K for the year ended December 31, 2007:

Terms	Definitions
Capitalized loan servicing portfolio	The unpaid principal balance of the loans in the servicing portfolio associated with MSRs.
Capitalized servicing multiple	The capitalized servicing rate divided by the weighted-average servicing fee.
Capitalized servicing rate	The ratio of the MSR book value to the unpaid principal balance of the underlying capitalized loan servicing portfolio.
Closed-end lease	A type of operating lease in which the Company bears all of the vehicle's residual value risk.
FICO Score	Represents the Fair Issac Credit Organization score, which is based on a statistical analysis of a borrower's credit files and represents the creditworthiness of that borrower.
Forward loan sales commitment	An obligation to sell a mortgage-backed security at a specified price in the future. Its value increases as mortgage rates rise.
Freestanding derivatives	Derivatives not specifically designated in a Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" hedging relationship.
Implied volatility	Volatility implied by the market price of a derivative. The Company's OAS model requires a volatility assumption in order to project interest rate paths. The volatility assumption effectively places a band around the potential interest rate movements from one period to the next used in interest rate modeling. Changes in implied volatility can have a significant impact on the value of the Company's MSRs. Generally, as volatility increases, MSR value decreases.
Interest rate forward contract	An obligation to purchase or deliver financial instruments to a specific counterparty at a future date based upon an underlying debt security. An interest rate forward contract increases in value as the interest rate on the underlying instrument declines.
Interest rate futures contract	An obligation to purchase or deliver financial instruments at a future date based upon an underlying debt security (such as a United States ("U.S.") Treasury ("Treasury") or a Government National Mortgage Association ("Ginnie Mae") mortgage-backed security). Interest rate futures contracts increase in value as the interest rate on the underlying instrument declines.
Interest rate swap contract	An agreement to exchange interest rate payments on an underlying notional amount.
Loan servicing portfolio	The total unpaid principal balance of loans serviced by the Company. Includes the capitalized loan servicing portfolio as well as the subservicing portfolio.
Mark-to-market	The recording of changes in value resulting from market value changes of the underlying asset or liability.
Mortgage forward contracts	An obligation to buy a mortgage-backed security at a specified price in the future. Sometimes referred to as "to be announced" securities ("TBAs"). Mortgage forward contracts increase in value as interest rates decline.

Terms	Definitions
Mortgage servicing right ("MSR")	The right to receive a portion of the interest coupon and fees collected from the mortgagor for performing specified mortgage servicing activities, which consist of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses such as taxes and insurance and otherwise administering a mortgage loan servicing portfolio.
Non-conforming loans	Loans that do not conform to the requirements of the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") or Ginnie Mae. Generally, the securitization of non-conforming loans require some form of credit enhancement, such as over-collateralization, senior-subordinated structures, primary mortgage insurance and/or private surety guarantees.
Option adjusted spread ("OAS")	The spread over the risk-free rate that would be required to compensate for the uncertainty associated with the underlying cash flows. The servicing cash flows are discounted back to present value using the forward London Interbank Offered Rate ("LIBOR") plus an OAS to arrive at the Company's estimate of the present value of future expected cash flows.
Options on forward contracts	Rights to buy or sell the underlying financial instruments such as mortgage-backed securities.
Options on futures contracts	Rights to buy or sell the underlying financial instruments such as mortgage-backed securities, generally through an exchange.
Options on Treasuries	Rights to buy or sell U.S. Treasuries at specified prices in the future.
Options on swap contracts	Rights to enter into predetermined interest rate swaps at a future date (sometimes referred to as "swaptions"). In a receiver swaption, the fixed rate is received and the variable rate is paid upon exercise of the option. Receiver swaptions generally increase in value as interest rates fall. Conversely, in a payor swaption, the fixed rate is paid and the variable rate is received upon the exercise of the option. Payor swaptions generally increase in value as interest rates rise.
Open-end lease	A type of operating lease in which the Company's client bears substantially all of the vehicle's residual value risk.
Prepayment speed	The estimated rate at which mortgagors pay off their loans ahead of schedule. Generally, as prepayment speed increases, MSR value decreases.
Principal-only swaps	Agreements to exchange the principal amount of underlying securities. Principal-only swaps are economically similar to purchasing principal-only securities and increase in value as interest rates decline.
Retained interests	Ongoing economic interests (such as MSRs) in loans that have been sold or securitized.
Real Estate Settlement Procedures Act ("RESPA")	A consumer protection statute that restricts the payment of fees or other consideration for the referral of real estate settlement services, including mortgage loans. Also includes rules and regulations related to taxation, vicarious liability, insurance and accounting.
Subservicing portfolio	The unpaid principal balance of the loans in the Company's loan servicing portfolio for which the Company is paid a contractual fee for performing servicing functions. The Company does not own the related MSR.
Treasury future	An obligation to purchase or deliver a Treasury at a specified price in the future. Treasury futures increase in value as the interest rate on the underlying Treasury declines.

Terms	Definitions
Warehoused loans	Loans that have been funded and are being held until sold to an investor. Also may be referred to as loans held for sale or inventory loans.
Weighted-average servicing fee	The average fee earned by the Company for servicing loans for an investor. The weighted-average servicing fee is generally represented by a percentage (or basis points) of the unpaid principal balance of the underlying loans.
Yield curve	A graphical representation of the relationship between expected long-term and short-term interest rates. The current yield curve is used as a key assumption in projecting expected cash flows from mortgage servicing activities. Changes in the shape of the yield curve can have a significant impact on MSR values. Generally, a flattening of the yield curve reduces MSR value while a steepening of the yield curve increases MSR value.

Board of Directors
A. B. Krongard *E, C, F, G*
Non-Executive Chairman of the Board
James W. Brinkley *C, G*
Terence W. Edwards *E*
George J. Kilroy *E*
Ann D. Logan *A, C, F*
Jonathan D. Mariner *A, G*
Francis J. Van Kirk *A, F*
Committees:
A=Audit
C=Compensation
E=Executive
F=Finance and Risk Management
G=Corporate Governance

Corporate Officers
Terence W. Edwards
President and Chief Executive Officer
Clair M. Raubenstine
Executive Vice President and
Chief Financial Officer
George J. Kilroy
President and Chief Executive Officer
PHH Arval
William F. Brown
Senior Vice President, General Counsel
and Corporate Secretary
Mark E. Johnson
Vice President and Treasurer
Michael D. Orner
Vice President and Controller
Nancy R. Kyle
Vice President, Investor Relations
Mark C. Rhodes
Vice President, Corporate Tax
Milton S. Prime
Vice President, Internal Audit
Leith W. Kaplan
Vice President and Assistant Secretary
Ronald O. Whitford, Jr.
Vice President and Assistant Secretary

Legal Counsel
DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209

Independent Auditors
Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103

Corporate Headquarters
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08054
(856) 917-1744

Stock Listing
New York Stock Exchange
Ticker Symbol "PHH"

Transfer Agent
Mellon Investor Services LLC
Attn: Shareholder Relations
P.O. Box 3315
South Hackensack, NJ 07606
(866) 245-7559
www.melloninvestor.com

Electronic Access
Please join PHH in its commitment to being an environmentally responsible corporation by electing to receive future shareholder materials electronically. Doing so will help reduce paper waste and minimize costs of printing and postage. As a registered shareholder, you may sign up for electronic delivery and access important investor communications online with MLink℠. Log on to www.melloninvestor.com for enrollment instructions. Shareholders who hold PHH shares in a brokerage account may also sign up for electronic delivery at www.proxyvote.com.

Investor Information
The Annual Report on Form 10-K and other investor information may be requested, free of charge, by writing, phoning, or visiting the Company's website:
PHH Corporation
Investor Relations
3000 Leadenhall Road
Mail Stop PCFI
Mt. Laurel, NJ 08054
(856) 917-7405
www.phh.com

Corporate Governance
Investors may access the Company's corporate governance guidelines, code of ethics, code of business conduct, and the charters of Board committees at www.phh.com.

Annual Meeting
The Annual Meeting of Stockholders will be held on June 11, 2008 at 10:00 a.m. at our corporate headquarters, 3000 Leadenhall Road, Mt. Laurel, NJ 08054.

CEO and CFO Certifications
The most recent certifications by our Chief Executive Officer and Chief Financial Officer filed with the U.S. Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Annual Report on Form 10-K included herewith. Our Chief Executive Officer also provided to the New York Stock Exchange the Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange corporate governance listing standards.

Directions to Annual Meeting of Stockholders
June 11, 2008, 10:00 a.m.

PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08054



N
W
E
S
295
541
Exit 5
Route 38
Marter Ave.
New Jersey Turnpike
Bishop's Gate Blvd
73
Exit 4

FROM BALTIMORE ON I-295

1. Take I-95 North to the Delaware Memorial Bridge.
2. Follow signs for I-295 North.
3. Take Exit 40A to Route 38 East.
4. Just past I-295 interchange turn right onto Bishop's Gate Boulevard to stop sign.
5. Proceed straight through stop sign to 3000 Leadenhall Road.

FROM NEW YORK ON I-295

1. Take I-95 South.
2. Take Exit 40 to Route 38 West.
3. Take Route 38 West staying in the right lane for u-turn.
4. Turn left onto Marter Avenue and then turn left at the light onto Route 38 East.
5. Follow steps 4-5 above.

FROM PHILADELPHIA ON ROUTE 38

1. Take I-676 East to the Ben Franklin Bridge.
2. Follow signs for Route 38 East.
3. Just past I-295 interchange turn right onto Bishop's Gate Boulevard to stop sign.
4. Proceed straight through stop sign to 3000 Leadenhall Road.

FROM THE NEW JERSEY TURNPIKE

1. Take Exit 4 – Mt. Laurel.
2. After toll plaza, stay to the right.
3. Take Route 73 North staying in the right lane.
4. Turn right onto I-295 North.
5. Take Exit 40A to Route 38 East.
6. Follow steps 3-4 above.

END